Exhibit 99.1

## Content

| | |
|---|---|
| **STRATEGIC REPORT** | 2 |
| Highlights | 2 |
| Executive Chair Letter | 4 |
| CEO Statement | 7 |
| Business Overview | 9 |
| Financial Performance | 16 |
| Sustainability | 22 |
| Section 172(1) Statement | 39 |
| Principal Risks and Uncertainties | 44 |
| **DIRECTORS' REPORT** | 49 |
| Governance | 49 |
| Additional Disclosures | 60 |
| **DIRECTORS' REMUNERATION REPORT** | 63 |
| Annual Statement | 63 |
| Remuneration Policy | 65 |
| Remuneration Implementation Report | 76 |
| **INDEPENDENT AUDITORS' REPORT** | 93 |
| **FINANCIAL STATEMENTS** | 100 |
| Consolidated Financial Statements | 100 |
| Parent Financial Statements | 161 |
| **ADDITIONAL INFORMATION** | 170 |
| Investor Information | 170 |
| Forward-looking Statements | 170 |

## Terms and Abbreviations

Common terms and abbreviations that appear throughout this Annual Report and Accounts are defined herein. Other less common terms and phrases are defined in the sections in which they appear.

**AGM** annual general meeting
**Apollo Funds** funds managed by affiliates of Apollo Global Management, Inc.
**Articles** the articles of association of the Parent
**B2B** business-to-business
**B2C** business-to-consumer
**B2G** business-to-government
**Board** the board of directors of International Game Technology PLC
**Buyer** Voyager Parent, LLC, a holding company owned by Apollo Funds
**CA 2006** the U.K. Companies Act 2006, as amended
**CEO** Chief Executive Officer
**CFO** Chief Financial Officer
**Company** or **IGT** the Parent, together with its consolidated subsidiaries
**De Agostini** De Agostini S.p.A.
**DEI** diversity, equity and inclusion
**Director** a director of the Parent
**ESG** environmental, social and governance
**Everi** Everi Holdings Inc., a Delaware corporation
**IGT Gaming** IGT's Gaming & Digital segment as of immediately prior to the time of the announcement of the pending sale, which was formerly IGT's Global Gaming and PlayDigital segments prior to the first quarter of 2024
**NYSE** the New York Stock Exchange
**Parent** International Game Technology PLC
**Proposed Transaction** the transactions between the Company, Everi and the Buyer, amongst others, resulting in IGT Gaming and Everi being simultaneously acquired by a newly formed holding company owned by Apollo Funds and combined into a privately-owned enterprise
**R&D** research and development
**SEC** United States Securities and Exchange Commission
**Strategic Review** the evaluation of potential strategic alternatives for IGT's Gaming and PlayDigital businesses initiated in June 2023
**U.K.** United Kingdom
**U.S.** United States of America

Financial information in this Annual Report and Accounts is stated in millions of U.S. dollars, except per share data or unless otherwise indicated, and is computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

# Values That Shape Our Culture

### WE ARE RESPONSIBLE

We are **respectful** of others by being personally accountable for achieving our goals, keeping our **promises**, and following through with our actions. We are **reliable** and accomplish **high-quality work results** regardless of complexity, each and every time. We work hard to earn the **trust** of our colleagues, our customers, our regulators, and society at large.

### WE ARE AUTHENTIC

We are **honest**, **real** people who strive to **deliver excellence** by showing up as our most **authentic** selves. We do this through **open**, **transparent**, and timely **communications**. We are **open** to new ideas and new ways of working to encourage candid dialogue and information sharing. We do this by **respecting** others.

### WE ARE PIONEERING

We are **innovative**, **entrepreneurial**, and **ingenious**, blending imagination with pragmatism and determination. We don't copy; we **transform** our ideas to **create** new and **alternative** solutions that are **pioneering** and push the industry forward to **create value**. We continuously **learn** and **develop** to maximize our skills and capabilities – and we transfer this knowledge to others.

### WE ARE COLLABORATIVE

We put the needs of our **people first** and strive to create lasting and sustained **partnerships** with our customers – both inside and outside of the organization. We continually seek out **new opportunities** by **building collaborative** relationships, listening to the needs of others, and **developing**, maintaining, and **strengthening** our **relationships**.

### WE ARE PASSIONATE

Our **passion** for gaming is paramount to our customers' success and an essential part of who we are. Everything we do, we do with **conviction** and **pride** in our work. We are **positive** and **resilient** – even in front of change and obstacles. As trusted advisors to our customers, we proactively identify needs and provide solutions for today and the future.

**We Are IGT**

Annual Report and Accounts 2024 Page | 1

The Directors present their reports and the audited financial statements for International Game Technology PLC and its subsidiaries for the period from January 1, 2024 to December 31, 2024. Financial Highlights $ in Millions Total Revenue 2,512 2,528 2024 2023 Diluted Income Per Share* $1.90 $0.84 2024 2023 * Represents net income attributable to International Game Technology PLC per ordinary share $ in Millions Operating Income 690 754 2024 2023 Dividends Per Share $0.80 $0.80 2024 2023 Company Revenue by Operations 2024 58.1% 41.9% Continuing operations Discontinued operations 2023 58.7% 41.3% Continuing operations Discontinued operations The consolidated balance sheet on page 101 presents the Company’s financial position at December 31, 2024 and December 31, 2023. Movements in cash balances are presented in the consolidated statement of cash flows. Material assets and liabilities have been disclosed within the respective notes to the Consolidated Financial Statements. Net assets were $2.0 billion and $1.8 billion at December 31, 2024 and 2023, respectively. Cash and cash equivalents were $584 million and $572 million at December 31, 2024 and 2023, respectively. Non-financial highlights are included in the section headed “Sustainability” of this Strategic Report from page 22. Strategic Report Annual Report and Accounts 2024 Page | 2

Operational Highlights • Announced IGT’s Gaming & Digital business to be acquired simultaneously with Everi by Apollo Funds in an all-cash transaction • Generated revenue and operating income from continuing operations of $2.5 billion and $690 million, respectively (2023: $2.5 billion; $754 million) • Achieved revenue and income from the discontinued operations of IGT Gaming of $1.8 billion and $403 million, respectively (2023: $1.8 billion; $231 million) • Was awarded significant lottery contracts and extensions in 10 jurisdictions around the globe, including Virginia, Mississippi, Colorado, North Carolina, Lithuania, Luxembourg, Germany, France, Spain and Tennessee • Launched patented Cash Pop™ game in four jurisdictions • Signed five-year iLottery contract with the Atlantic Lottery Corporation to deploy cloud-based remote game server in Atlantic Canada • Showcased OMNIA™, IGT’s integrated lottery solution that converges the retail and digital channels, and world-class retail and iLottery solutions at World Lottery Summit (WLS) 2024 • Was awarded competitive long-term contract to provide the Ohio Lottery Commission’s video lottery terminal central monitoring system • Demonstrated the expansion of IGT’s Wheel of Fortune™ Slots in the video poker, electronic table games and video lottery terminals product categories at G2E 2024 • Debuted Whitney Houston Slots on the new SkyRise™ cabinet at casinos across the U.S. • Won competitive bid to modernize Loto-Québec’s video lottery terminals network • Introduced second omnichannel wide area progressive (WAP) link in Canada with Money Mania slots • Expanded IGT PlayDigital game portfolio to live activations in seven regulated markets throughout North America and additional jurisdictions in Latin America and Europe • Grew portfolio of omnichannel games with IGT PlayDigital’s launch of the award-winning Prosperity Link™ and Mystery of the Lamp™ games • Recognized IGT PlaySports as FanDuel Sportsbooks’ exclusive retail sports betting platform provider in North America for four additional years • Expanded sports betting footprint in Nevada, New Mexico, Puerto Rico, Wisconsin and Colorado via new partnerships Corporate Highlights • Renato Ascoli appointed CEO Global Lottery; Nick Khin appointed President Global Gaming; Gil Rotem appointed President IGT PlayDigital • Enrico Drago appointed to IGT Board of Directors • Became first gaming-industry supplier to achieve Internet Compliance Assessment Program (iCAP) Ready certification for IGT’s iLottery operations from National Council on Problem Gambling • Recertified by World Lottery Association (WLA) for Corporate Social Responsibility Standards and Responsible Gaming Framework for Suppliers for IGT’s Global Lottery and iLottery segments • Increased ratings from FTSE Russell and S&P Global, notable ESG rating agencies, compared to previous assessments • Recognized with Top Employer Certification in the U.S., Canada and Italy by Top Employers Institute • Received company designation as “Best Place to Work for Disability Inclusion” by 2024 Disability Equality Index in the U.S. and U.K. • Earned top score in Human Rights Campaign Foundation’s 2023-2024 Corporate Equality Index and the “Equality 100 Award: Leader in LGBTQ+ Workplace Inclusion” designation • Company and products honored with industry awards: ◦ IGT PlayDigital Engagement Platform named Digital Product of the Year at the 2024 Global Gaming Awards Americas ◦ Tiger and Dragon™ multi-level progressive game won Best Slot Product in the 2025 Global Gaming Business Gaming & Technology Awards ◦ Won Top Performing NEW Premium Game, Top Performing Video Poker Game and Top Performing NEW Online Table Game at the 2024 EKG Slot Awards ◦ Won Best Diversity and Inclusion Employer at the 2024 European Casino Awards ◦ Multidimensional omnichannel games garnered the Lottery Product of the Year at the 2024 International Gaming Awards ◦ IGT PlaySports Won Sportsbook Platform Provider at the EGR North America Awards ◦ Honored in the Diversity and Inclusion category at the 2024 Women in Gaming Diversity & Wellbeing Awards ◦ IGT PlayDigital won SlotCatalog’s Best Game Development Company - North America category at the CasinoBeats Game Developer Awards Strategic Report Annual Report and Accounts 2024 Page | 3

Executive Chair Letter 2024 was a remarkable year for IGT. We delivered on our promise to step up the evaluation of potential strategic alternatives for IGT’s Gaming and PlayDigital businesses (i.e. “IGT Gaming”) initiated in June 2023 with the goal of unlocking the full value of the Company’s portfolio. In February 2024, IGT agreed to separate and merge IGT Gaming with Everi. Management and the Board continued the Strategic Review as part of our continuing efforts to extract maximum value for IGT Gaming. In July 2024, we announced the simultaneous acquisition of both Everi and IGT Gaming by a holding company owned by Apollo Funds. Strategy My fellow Board members have performed their roles well and have demonstrated their commitment to the Strategic Review by participating in several extraordinary meetings during which they made critical contributions to support management as they pursued the Proposed Transaction. After the execution of the transaction agreements relating to the Proposed Transaction, the Board’s focus has progressively shifted to reviewing and evaluating management strategies to position the Company for success as a global lottery pure play following the closing of the Proposed Transaction, currently anticipated by the end of the third quarter of 2025. The Company seeks to maintain its leadership in lottery delivering top-line growth in Lottery and iLottery businesses through its continued commitment to product innovation and process optimization. To this end, the executive management team, which would remain largely intact following closing of the Proposed Transaction, has launched cost control initiatives to structure IGT’s organization to be aligned with its long-term strategy. For further discussion on the Company’s strategy, please see page 10. The governance environment Last year, one of our long serving Non-Executive Directors, Marco Drago, decided to step down at the conclusion of the AGM in May 2024. He was succeeded by Enrico Drago who left his executive leadership position at IGT and joined De Agostini, the Company’s controlling shareholder, as Vice-Chairman. The Board will benefit from his experience, value-creation mindset and understanding of global growth opportunities. Despite the prominence of the extraordinary activities involved by the Strategic Review, the Board continued to ensure the overall direction, effectiveness, supervision and accountability of the Company throughout the year. Each Board committee was engaged and drew the Board’s attention on several key tasks within its respective area of responsibility, such as risk management (including cybersecurity), the accounting implications from the separation of IGT Gaming, compensation practices under IGT’s new remuneration policy (approved at the AGM last year), human capital management (with specific reference to measures adopted to deal with talent loss risks in connection with the Proposed Transaction), ESG and investor outreach, among others. While management of the business and achievement of IGT’s strategic goals remain entrusted to the CEO, the Board kept fostering its proven collaboration with management through continued interactions in the boardroom and during the preparatory steps for Board and Committee sessions. These characteristics continued to favor a well-informed decision-making process during 2024, as recognized by the Directors during the Board’s annual self-evaluation, further details of which are set out in the Directors’ Report on page 59. Risk management The Board retains the overall responsibility for risk management and appreciates that the myriad of risks facing the business have not only become more complex and interconnected, but also developing quicker than ever before. The Audit Committee continued to assist the Board in reviewing and updating the risk management framework to ensure the timely detection, assessment, mitigation and monitoring of top risks that could impact IGT’s ability to achieve its strategic, financial and operational objectives. The Board also supported management’s efforts to refine and adapt as appropriate the Company’s enterprise risk management program, including the policies, practices, programs and procedures designed to ensure the overall control effectiveness and oversee the evolution of the principal and emerging risks. Strategic Report Annual Report and Accounts 2024 Page | 4

Cyber attacks or incidents remain one of the Company’s top enterprise-wide risks - a trend that is consistent across various sectors around the globe. In order to address the SEC rules relating to cyber risk management, strategy, governance and incident disclosure, we have implemented the proven top-down and bottom-up coordination schemes and prioritized resourcing in addressing this risk. During the year, the Audit Committee continued to receive and discuss regular reports from management on, among other things, the internal testing and periodic external assessment of the global information security organization and systems, as well as the continued refinement of risk mitigation programs, leveraging the skills and experience of IGT’s information security engineers and cybersecurity expert Director. Management also reported to the Board directly on the Company’s cybersecurity posture and roadmap. In November 2024, IGT disclosed a cybersecurity incident where an unauthorized third party gained access to certain of its systems. Promptly after detecting the issue, the Company activated its cybersecurity incident response plan and launched an investigation with the support of its external advisors to assess and remediate the unauthorized activity, including proactively taking certain systems offline to help protect them, implementing alternatives for certain operations and working to bring the systems back online. The various cybersecurity processes designed to prevent, detect, report, mitigate and remediate threats and vulnerabilities reinforced the Company’s capability to respond to this incident and any potential future incidents. Artificial intelligence While artificial intelligence (“AI”) is transforming our world bringing many positive benefits to businesses, it has also led to legal and regulatory efforts to address the relevant risks and is now shaping the role of boards in setting and overseeing appropriate governance systems. IGT is constantly evaluating and leveraging key emerging technologies across the industry, including AI-enhanced products and operations, as part of its innovation program. While AI-based tools have the potential to provide predictive data, drive investment opportunities and create efficiencies, it is expected that risks created through such benefits be managed effectively. To this end, the Company has launched a multipronged strategy for approaching the use of AI, particularly generative AI, covering three foundational core areas – governance, training and communication. The IGT Generative AI Policy was designed to help employees make decisions about using generative AI tools, and a targeted mandatory training was also released globally to guide them through an ethical and responsible use of AI and generative AI. During 2024, the Board attended an educational session with an external AI expert covering the most recent trends in AI investment and the productivity gains and barriers in transitioning to an AI-dominated corporate environment, along with reports from management on testing the application of generative AI modules to the business. Sustainability The Board is committed to advancing sustainable practices that benefit the Company and its key stakeholders. Our Sustainable Play initiative celebrates IGT’s dedication to our people and planet as the Company delivers innovation and excellence that is “Ahead of the Game.” IGT’s structured governance framework, which includes high standards of ESG practices, continues to support the Company’s commitment to serving the global gaming industry according to disciplined ethical principles. During the year, the Nominating and Corporate Governance Committee continued to oversee the implementation of the Company’s sustainability and ESG initiatives aligned with and proportional to the Company’s business priorities, including the Company’s decarbonization path and the progress of the 2022-2025 Sustainability Plan targets and actions. The Sustainability Plan - approved in July 2022 - was updated in June 2024 with the aim of ensuring an alignment with both the latest ESG requirements and the Company’s progress of sustainability and business priorities to address the impact of the Proposed Transaction. Further details about the steps that we are taking to contribute to a more sustainable future are set out in the Sustainability review starting on page 22. The Board also appreciates that DEI values are part of IGT’s multi-faceted identity and inclusive environment which are critical to new value creation opportunities by anticipating customer needs and the ever-changing demographics of the communities where we operate. IGT’s Office of Diversity, Equity and Inclusion continued to provide the Compensation Committee and the full Board with regular updates on the Company’s progress in this field. Further discussion on DEI at IGT is set out in the Sustainability review starting on page 26. Investor outreach IGT’s dialogue with the investment community was sustained through the attendance of several broker-sponsored investor conferences and one-on-one discussions with both top and prospective shareholders. Enhancing awareness and understanding of the Company among existing and potential investors is critical to increasing and sustaining market and other stakeholder confidence. During 2024, the Board continued to promote and follow-up on the Company’s investor relations, overseeing management’s engagement and related communications to provide accurate and timely information regarding the Company’s financial and non-financial performance, including with respect to the Strategic Review. Strategic Report Annual Report and Accounts 2024 Page | 5

Returning capital to shareholders The Board continued to support the quarterly cash dividend level, reaffirming the Company’s balanced approach to capital allocation among business investment, debt repayment and shareholder returns. While no repurchase activities were carried out during 2024, as disclosed in the Company’s announcement on the Proposed Transaction, IGT expects significant portions of the cash proceeds from the Proposed Transaction to be used to repay debt and to be returned to shareholders. Concluding remarks The Board remains committed to promoting IGT’s success and delivering its long-term strategy. To our shareholders, investors and other stakeholders, we appreciate your confidence in IGT and on behalf of the Board, I would like to thank you all for your ongoing interest and support. I also take this opportunity to thank the management team and to record my appreciation to my fellow Board members again for their continued dedication and contributions in 2024. Marco Sala Executive Chair Strategic Report Annual Report and Accounts 2024 Page | 6

CEO Statement IGT achieved great results in 2024 and is well-positioned for continued success in 2025. Among the biggest achievements of the year was reaching the outcome of our Strategic Review. In July 2024, we announced that our Gaming and PlayDigital businesses (i.e. “IGT Gaming”) and Everi will be simultaneously acquired by a holding company owned by Apollo Funds in an all-cash transaction. The Proposed Transaction is expected to close in the third quarter of 2025, and the Board and I believe this structure will enable us to unlock the full intrinsic value of our global Lottery enterprise and operate a world-class, pure-play lottery company. In 2024, IGT employees around the world were successful in driving excellent results across the enterprise. We achieved this while undergoing the Strategic Review, preparing for organizational separation and demonstrating unwavering corporate citizenship. Lottery business For our Lottery business, 2024 was marked with significant contract extensions, new customer agreements, same-store sales growth and continued leadership in industry innovation and player insights. We were also pleased to welcome Renato Ascoli as CEO of our Lottery business. With vast industry experience, Renato was inducted into the Lottery Industry Hall of Fame in July and honored for his impact and influence on the global lottery sector. Last year, IGT was awarded lottery contracts and extensions in several jurisdictions around the globe including Virginia, Mississippi, Colorado, North Carolina, Tennessee, Lithuania, Luxembourg, Germany, France and Spain. Our iLottery team also continued its momentum in 2024. We launched our iLottery platform in Connecticut and our platform customers in Georgia and Kentucky are among the fastest growing iLotteries in the U.S. with Georgia surpassing the $1 billion mark in iLottery sales during calendar 2024 fueled by eInstant games Elephant King™ and Lucky Coins™. IGT also won a five-year contract with the Atlantic Lottery Corporation to deploy a remote game server in Atlantic Canada. Lottery players around the world enjoyed IGT games in record volumes in 2024. Strong same-store sales results were primarily driven by an increase in instant ticket, draw-based and multi-jurisdictional jackpot sales. In Italy, same-store sales increased over 4% in 2024 consistent with the steady, long-term growth in the lottery industry. Accelerated product innovation was also central to the Lottery’s business achievements in 2024. At the World Lottery Summit (WLS) 2024, IGT showcased LotteryLink™ the Company’s award-winning solution that reinvents the way lottery tickets are sold in stores. IGT’s performance-proven Cash Pop™ draw game was also a growth-driving product in 2024, and was launched in four additional jurisdictions. The Lottery business is off to a solid start in 2025. We kicked off the year by announcing a nine-year contract with the Tennessee Education Lottery and winning “Lottery Product of the Year” at the 2025 International Gaming Awards for our IGT LotteryLink™ solution. Our market-ready portfolio of next-generation technologies and reliable lottery services will help drive player engagement and position us for transformative growth. IGT Gaming Global Gaming continued its momentum in 2024, anchored by strong performance and product introductions in multiple categories. IGT’s Mystery of the Lamp™ won “Top Performing New Premium Game” in the EKG Slot Awards and newcomer MLP game Tiger and Dragon™ video slots sustained extraordinary performance. IGT Gaming also launched Whitney Houston Slots game on the SkyRise™ cabinet and debuted Wheel of Fortune-themed video poker, electronic table games (ETG) and video lottery terminal (VLT) games to complement its vast Wheel of Fortune slots portfolio. In addition to strong product sales, the Company secured a long-term contract to provide the Ohio Lottery Commission’s VLT central monitoring system and won a competitive bid to modernize Loto-Quebec’s VLT network. IGT PlayDigital remained a leader in the high-growth digital gaming sector. Its iGaming footprint grew into all seven U.S. iGaming markets and additional markets in Latin America and Europe. Omnichannel content and innovation differentiated IGT PlayDigital in 2024. IGT PlaySports continued to expand its sports betting footprint across the U.S. and signed an agreement to remain FanDuel Sportsbooks’ exclusive retail sports betting platform provider in North America for four additional years. Strategic Report Annual Report and Accounts 2024 Page | 7

IGT Gaming has already demonstrated significant momentum in 2025 and is actively preparing for the Proposed Transaction. Sustainable Play™ IGT continued to receive global recognition for our sustainability program, Sustainable Play. Our sustainability efforts are aligned with the United Nations Sustainable Development Goals, and we strive to advance the industry with sustainable practices and policies that benefit our people and planet. In the last year, IGT was recognized by some of the world’s most esteemed ESG rating agencies such as S&P Global and FTSE Russell. IGT was also celebrated for its vast commitment to responsible gaming and was honored with multiple responsible gaming awards. In 2024 IGT became the first gaming-industry supplier to achieve Internet Compliance Assessment Program (iCAP) Ready certification for IGT’s iLottery operations from the National Council on Problem Gambling. Also, we were recertified by the World Lottery Association for Corporate Social Responsibility Standards and Responsible Gaming Framework for Suppliers for IGT’s Lottery and iLottery segments. Our reputation as a desirable and inclusive employer extended beyond the gaming industry, earning the Company a Top Employer Certification in the U.S., Canada and Italy by the Top Employers Institute and multiple DEI-focused accolades. Last year was the first full year of the IGT Fabio Cairoli Sustainability Champion program. In 2024 17 IGT employees were recognized internally and externally for their accomplishments, in their professional and personal lives, as great corporate citizens. Looking ahead I am excited for the year ahead as it promises to be a year of significant opportunity and transformation. The team and I are laser-focused on delivering shareholder value, producing top-line growth and achieving the 2025 goals that we have set forth. In closing, I wish to acknowledge the approximately 11,000 IGT employees around the world who are directly responsible for IGT’s success in 2024. Your continued dedication, commitment and expertise is the lifeblood of IGT, and I thank you for all that we accomplished. Vince Sadusky Chief Executive Officer Strategic Report Annual Report and Accounts 2024 Page | 8

Business Overview The Company is a global leader in providing lottery solutions, delivering entertaining and responsible gaming experiences for players worldwide. Leveraging compelling content, continuous investment in innovation, player insights, deep industry expertise, and leading-edge technology, the Company’s lottery solutions deliver gaming experiences that responsibly engage players and drive sustainable growth. The Company has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility. The Company operates and provides an integrated portfolio of innovative lottery solutions, including lottery management services and instant lottery systems. The Company operates a worldwide land-based lottery and iLottery business, including sales, operations, product development, technology, and support, and is a leading iLottery platform provider globally. IGT Gaming, which is fully included in discontinued operations, provides innovative gaming technology products and services, including gaming systems, electronic gaming machines, iGaming, and sports betting. The Company is supported by central corporate support functions, including finance, people and transformation, legal, marketing and communications, corporate public affairs, and strategy and corporate development. The Company is headquartered in London, United Kingdom, with principal operating facilities located in Providence, Rhode Island and Rome, Italy. Research and development and product assembly are mostly centralized in North America. The IGT Gaming headquarters in Las Vegas, Nevada and manufacturing facility in Reno, Nevada are included in discontinued operations. The Company had 11,019 employees at December 31, 2024 (2023: 11,016), with 6,025 employees related to continuing operations and 4,994 employees related to discontinued operations. Strategic Report Annual Report and Accounts 2024 Page | 9

Prior to the three months ended March 31, 2024, the Company operated as three operating segments: Global Lottery, Global Gaming and PlayDigital. Beginning the first quarter of 2024, the Company combined the activities that were previously included within its Global Gaming and PlayDigital segments into one operating segment, named Gaming & Digital (i.e. IGT Gaming). As previously disclosed in the Company’s 2024 UK annual report and accounts, on February 28, 2024, the Parent entered into definitive agreements (the “February 2024 Agreements”) with Everi, pursuant to which the Parent planned to separate IGT Gaming by way of a taxable spin-off to the Parent’s shareholders and then immediately combine such businesses with Everi. The transaction contemplated by the February 2024 Agreements (which were subsequently terminated as described below) was expected to close in late 2024 or early 2025. On July 26, 2024, the Parent and Ignite Rotate LLC, a Delaware limited liability company and direct wholly-owned subsidiary of the Parent, entered into definitive agreements with Everi and Voyager Parent, LLC, a Delaware limited liability company and newly formed holding company owned by Apollo Funds (the “Buyer”), pursuant to which the Parent agreed to sell its IGT Gaming assets to Apollo Funds in an all-cash transaction. Under the terms of the transaction agreements, the Company will receive a purchase price before transaction costs and other customary closing adjustments of $4.05 billion in cash for IGT Gaming. In connection with the entry into the transaction agreements relating to the Proposed Transaction, the February 2024 Agreements were terminated. Following closing of the Proposed Transaction, IGT Gaming and Everi will be privately owned companies that are part of one combined enterprise, and the Parent’s shareholders will have no further equity ownership of IGT Gaming, except for De Agostini’s minority investment in an indirect parent of the Buyer that will own all of the outstanding units of the combined company. Beginning in the third quarter of 2024, the Company began reporting the financial results of IGT Gaming as discontinued operations. The continuing operations (i.e. what was formerly the Global Lottery segment) reflect a pure-play lottery business representing the services and products the Company expects to continue to provide upon closing of the Proposed Transaction. The Company’s lottery business has full responsibility for the worldwide land-based lottery and iLottery business, including sales, operations, product development, technology, and support, and is a leading iLottery platform provider globally. The Company’s resilient business model is characterized by robust recurring revenues and a diversified geographic and product mix. Innovation is the key growth driver across the Company’s activities in many different areas including content, technology, distribution, and marketing. Our goal is to create value for all our stakeholders and we are focused on supporting our industry, our community, and our world. Further details with respect to the Company’s products and services are set out under the section headed “Products and Services” on page 11. Strategy IGT’s mission is to provide best-in-class content, services, and solutions to the global, regulated lottery industry. Upon closing of the Proposed Transaction, the Company will operate as a pure-play lottery business and continue to serve governments and licensed private sector operators as a B2B and B2G provider of technology, content, services, and solutions. Additionally, the Company can offer a fully outsourced lottery operation when appropriate (e.g., Italian lottery licenses, as well as lottery management services in New Jersey and Indiana). The Company’s strategy is to deliver strong top-line growth in Lottery and iLottery businesses, while continuing to streamline operations and maintain cost discipline as part of a multi-year optimization plan and deliver continued innovation in operations. Deliver top-line growth in Land-based lottery and iLottery businesses The global lottery industry continues to grow at a steady low-single digit rate, building upon the step change growth experienced during the COVID-19 pandemic. The transition to digital play via iLottery, which grew before the pandemic and accelerated because of it, is expected to continue, and player behaviors and play style have significantly evolved in terms of both play volume and frequency, as well as consumption of digital lottery products. The Company seeks to maintain its leading position in Lottery as it continues to operate in sophisticated lottery environments, while also driving growth in the sector overall. The Company aims to provide and operate highly secure online lottery transaction processing systems to regulated markets and deliver technologically advanced instant gaming tickets and related services. The Company is focused on continuing to drive same-store sales growth and on achieving growth in instant tickets and draw-based games in the U.S. To achieve this, the Company is enhancing its retail offering and products (e.g., innovative and intuitive self-service vending machines), while constantly experimenting with innovative game formats and play styles, particularly in instant tickets. The Company is seeking to expand its instant ticket printing customer base and has invested in automation and modernization efforts at its facilities to do so. To-date, the Company has already realized positive results from these activities, with several printing contracts secured across international jurisdictions (e.g., a three-year printing contract with Santa Casa da Misericórdia de Lisboa, Portugal's national lottery). Strategic Report Annual Report and Accounts 2024 Page | 10

The Company continues to innovate in the data analytics space to support customer lotteries. In addition to its Player 360 View and data platform, IGT’s Artificial Intelligence and Machine Learning (AIML) Modelling offering employs extensive use of machine learning to understand players utilizing models developed, trained and optimized for local conditions. As with data analytics, cashless innovations will help the Company provide greater value to its customers and in turn, its customers to provide greater value to its players. In the iLottery business, the Company offers a complete suite of iLottery solutions and services and is investing in renewing its iLottery offering to create a digital-native solution that adapts to, and continues to serve, the evolving needs of its customer base. Areas of focus include development of eInstant content, and the development of a standalone cloud-based draw game engine to improve delivery time to customers. Overall, the Company is focused on maintaining its leading position within the U.S. market, and expanding its presence footprint in international markets, with significant wins in 2024, including the renewal of the Colorado contract, and a 10-year extension of the North Carolina contract. Streamline and maintain cost discipline on multi-year optimization plan The Company continues to execute a multi-year global efficiency effort through a combination of operational excellence, reduction of interest expense, and effective tax rate. In order to address the termination of certain transitional services provided by the Company to the Italian gaming B2C business and Italian commercial services business (following the dispositions of these two businesses by the Company) and the closing of the Proposed Transaction, the Company is pursuing initiatives to realign and optimize the Company’s general and administrative activities. These activities are expected to enable IGT to pursue strong growth and expanded cash generation in coming years. Continue to build upon solid foundations of growth and innovation The Company aims to remain at the forefront of innovation. Among the many initiatives in place, the Company has begun exploring the usage of various artificial intelligence (“AI”) tools in areas to automate various business functions such as game development, and field services, with the goal of improving time-to-market. In addition, the Company has continued its partnership with a leading startup accelerator Plug and Play with the long-term goal of identifying new catalysts for growth. The Company is cognizant of the need to effectively manage relevant risks arising from the use of AI-based tools and has launched a multipronged strategy for approaching the use of AI, particularly generative AI, covering three foundational core areas - governance, training and communication. The Company’s addressable market remains large, and growing, particularly driven by the advent of iLottery, and iLottery-adjacent channels to address player demand. Therefore, growth will be prioritized in the coming years across multiple avenues, organic and inorganic, to meet the increased appetite for digital-first games. Products and Services Continuing Operations - Lottery business The lottery business has global scale to complement its geographic and customer diversification, providing B2C and B2B products and services to customers across six continents, supplying a unique set of lottery solutions to nearly 90 customers worldwide, including to 36 of the 48 U.S. lotteries (including the District of Columbia, Puerto Rico, and U.S. Virgin Islands). Lottery customers frequently designate their revenues for particular purposes, such as education, economic development, conservation, transportation, programs for senior citizens and veterans, health care, sports facilities, capital construction projects, cultural activities, tax relief, and others. Many governments have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs. As of December 31, 2024, we operated under operating contracts or facility management contracts (“FMCs”) in 14 jurisdictions, excluding Italy and the U.S. Land-Based Lottery Land-based lottery products and services are provided through operating contracts, FMCs, lottery management agreements (“LMAs”), and product sales contracts. In most jurisdictions, lottery authorities award contracts through a competitive bidding process. Typical service contracts range from five (5) to ten (10) years in duration, often with multiple multi-year extension options. After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process. From time to time, there are challenges or other proceedings relating to the awarding of the lottery contracts. Upon being awarded a contract, certain customers may require the Company to pay an upfront fee for the right to exclusively manage their lottery. The Company designs, sells, leases, and operates a complete suite of point-of-sale machines that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer and the lottery authority. The Company provides and operates highly secure, lottery transaction processing systems that are capable of processing a significant number of transactions per minute. The Company deploys more than 400,000 point-of-sale devices to lottery customers and lotteries that it supports worldwide. The Company also produces high-quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services. Strategic Report Annual Report and Accounts 2024 Page | 11

The Company has developed and continues to develop new lottery games and installs a range of new lottery distribution devices, all of which are designed to drive responsible same-store sales growth for its customers. In connection with its delivery of lottery services, the Company actively advises its customers on growth strategies. Depending on the type of contract and the jurisdiction, the Company also provides marketing services, including retail optimization and lottery brand awareness campaigns. The Company works closely with its lottery customers and retailers to help retailers sell lottery games more effectively. These programs include product merchandising and display recommendations, a selection of appropriate lottery product mix for each location, and account reviews to plan lottery sales growth strategies. The Company leverages years of experience accumulated from being the exclusive licensee for the Italian Gioco del Lotto lottery and the Italian Scratch & Win (Gratta e Vinci) instant ticket lottery, two of the world’s largest lotteries. This lottery B2C expertise in Italy, which includes management of all the activities along the lottery value chain, allows the Company to better serve B2B customers. Instant Tickets For instant ticket lotteries in Italy, instant tickets are available for sale at approximately 51,000 points of sale. As of December 31, 2024, the Company has provided instant ticket printing products and services to 31 customers in North America and 30 customers in international jurisdictions and has secured over 60 instant ticket service contracts. In recent years, the Company has also developed Infinity Instants™, a revolutionary digital instant ticket printing technology that offers a wide portfolio of unique content, producing more than 60 Infinity Instants™ games since 2022. These achievements highlight the Company’s ability to deliver innovative solutions and exceptional services across diverse geographic regions as a leading provider of high-quality printing services, which include instant ticket marketing plans and graphic design, programming, packaging, shipping and delivery services. iLottery The Company provides a complete suite of iLottery solutions and services and is a leading iLottery platform provider globally. The Company currently holds 12 iLottery platform contracts worldwide and provides e-Instant content to 14 customers. This, coupled with its professional expertise, allows lotteries to fully engage their players on any digital channel in regulated markets. Existing lottery game portfolios are extended to the digital channel to provide a spectrum of engaging content such as e-Instant tickets. Customer Contracts The Company operates in the highly regulated global lottery market, with a customer base of public and private entities that are secured on a contractual basis. With an established industry position, particularly in the land-based lottery space, the Company’s competitor base remains largely static year-to-year. Lottery services are provided through operator contracts, LMAs, FMCs and product sales contracts. The Company has also entered into certain material customer contracts, including the Italian Gioco del Lotto license (“Italian Lotto”) and the Italian Scratch and Win (Gratta e Vinci) lottery license. Operating and Facilities Management Contracts The majority of the Company’s revenue in the Lottery business comes from operating contracts and FMCs. Since 1998, and for a term expiring in 2025, the Company has been the exclusive licensee for the Italian Lotto (management of operations commenced in 1994). Beginning in November of 2016, the Company’s exclusive license for the Italian Lotto includes purely financial partners as part of a joint venture. Lottoitalia s.r.l. (“Lottoitalia”), a joint venture company among IGT Lottery S.p.A., Italian Gaming Holding a.s., Arianna 2001 (an entity associated with the Federation of Italian Tobacconists), and Novomatic Italia, is the exclusive manager of the Italian Lotto game pursuant to the Italian Lotto license. Lottoitalia is 61.5% owned by IGT Lottery S.p.A. The Company, through Lottoitalia, manages the activities along the lottery value chain, such as creating games, determining payouts, collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials including play slips, tickets and receipts, and marketing and point-of-sale materials for the game. On January 10, 2025, the Agenzia delle Dogane e Dei Monopoli (ADM), which regulates gaming in Italy, launched the tender for the Gioco del Lotto game license. The Company has continued to retain the Italian Lotto license through multiple rebid cycles over the past 26 years, and intends to submit a competitive bid for the new license. Since 2004, and for a term expiring in 2028, the Company also has been the exclusive licensee for the Scratch and Win (Gratta e Vinci) instant ticket lottery through Lotterie Nazionali S.r.l., a joint venture 64.0% owned by the Parent’s subsidiary IGT Lottery S.p.A., with the remainder directly and indirectly owned by Scientific Games Corporation and Arianna 2001. As of December 31, 2024, the revenue weighted-average remaining term of the Company’s existing Italian licenses was 2.4 years (2023: 3.4 years). The Company’s FMCs typically require the Company to design, install, and operate the lottery system and retail Strategic Report Annual Report and Accounts 2024 Page | 12

terminal network for an initial term, which is typically five (5) to ten (10) years. The Company’s FMCs are granted on an exclusive basis and usually contain extension options under the same or similar terms and conditions, generally ranging from one (1) to five (5) years. Under a typical FMC, the Company maintains ownership of the technology and equipment, and is responsible for capital investments throughout the duration of the contract, although the investments are generally concentrated during the early years, while the lottery authority maintains, in most instances, responsibility for the overall lottery operations. The Company provides a wide range of services to lottery customers related to the technology, equipment, and facilities such as hosting, maintenance, marketing, and other support services. The Company generally provides its lottery customers retailer terminal and communication network equipment through operating leases. In return, the Company typically receives fees based upon a percentage of the sales of all lottery tickets, including draw-based or instant ticket games, though under certain of its agreements, the Company may receive fixed fees for certain goods or services. In limited instances, the Company provides instant tickets and lottery systems and services under the same FMC. As of December 31, 2024, the Company’s largest FMCs by annual service revenue were Texas, California, New York, Georgia, and Florida, and the revenue weighted-average remaining term of the Company’s existing FMCs was 5.9 years (8.0 years including available extensions). For existing U.S. FMCs alone, the Company’s revenue weighted-average remaining term was 6.1 years (8.1 years including available extensions) as of December 31, 2024. Also, as of February 20, 2025, the Company operated under operating contracts or FMCs in 14 jurisdictions outside of Italy and the U.S. Operating contracts and FMCs often require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. The Company’s revenues from operating contracts and FMCs are generally service fees paid to the Company directly by the lottery authority based on a percentage of such lottery’s wagers or ticket sales. The Company categorizes revenue from operating contracts and FMCs as service revenue from “Operating and facilities management contracts, net” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Another form of operating contract is an LMA. Under an LMA, the Company manages, within parameters determined by the lottery customer, the core lottery functions, including the lottery systems and the majority of the day-to-day activities along the lottery value chain. This includes collecting wagers, managing accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the games. LMAs also include a separate FMC, pursuant to which the Company leases certain hardware and equipment, and provides access to software and support services. The Company provides lottery management services in New Jersey as part of a joint venture where the Company manages a wide range of the lottery’s day-to-day operations as well as provides marketing and sales services under a license valid through June 2029, and in Indiana through a wholly-owned subsidiary of the Parent under a license valid through June 2031. The Company’s revenues from LMAs include potential incentives or shortfalls based on achievement of or failure to achieve contractual metrics, respectively, and, with respect to the supply agreements, are based generally on a percentage of wagers. The Company categorizes revenue from LMAs as service revenue from “Operating and facilities management contracts, net” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Instant Ticket Services Contracts As an end-to-end provider of instant tickets and related services, the Company produces high-quality instant ticket games and provides ancillary services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services. Instant tickets are sold at numerous types of retail outlets but most successfully in grocery and convenience stores. Instant ticket services contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis. Government-sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor supply of the lottery’s ticket printing needs and includes the complete production process from concept development through production and shipment. It also typically includes marketing and research support. A primary printing contract can include any or all of the following services: warehousing, distribution, telemarketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources. As of February 20, 2025, the Company provided instant ticket printing products and services to 31 customers in North America and 30 customers in international jurisdictions. The instant ticket production business is highly competitive and subject to strong, price-based competition. The Company categorizes revenue from instant ticket printing contracts that are not part of an operator or LMA contract as product sales from “Product sales” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Product Sales and Services Contracts Under product sales and services contracts, the Company assembles, sells, delivers, and installs turnkey lottery systems or lottery equipment, provides related services, and licenses related software. The lottery authority maintains, in most instances, responsibility for lottery operations. The Company sells additional machines and central computers to expand existing systems or replace Strategic Report Annual Report and Accounts 2024 Page | 13

existing equipment and provides ancillary maintenance and support services related to the systems, equipment sold, and software licensed. The Company categorizes revenue from product sales and services contracts on a case-by-case basis as either service revenue or product sales from “Systems, software, and other” or “Product sales” respectively, as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Commercial Services Contracts The Company develops innovative technology and offers commercial and payment services over a standalone network. Leveraging its distribution network and secure transaction processing experience, the Company offers high-volume processing of commercial and payment transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers, electronic tax payments, stamp duty services and prepaid card recharges. These services are primarily offered outside of North America. The Company categorizes revenue from commercial services as service revenue from “Systems, software, and other” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Discontinued Operations - IGT Gaming IGT Gaming has full responsibility for the worldwide land-based gaming business, iGaming business, and sports betting business, including sales, product management, studios, global manufacturing, operations, technology, and support. IGT Gaming designs, develops, assembles or orders the assembly of, and provides cabinets, games, systems, and software for customers in regulated gaming markets throughout the world under fixed fee, participation and product sales contracts. As of December 31, 2024, IGT Gaming holds more than 525 global gaming licenses and primarily does business with commercial casino operators, tribal casino operators, and governmental organizations (primarily consisting of lottery operators). Additionally, IGT Gaming provides digital gaming products, enabling game play for real money wagers via applications on mobile devices and internet websites, and provides sports betting technology and management services to licensed sports betting operators. IGT Gaming’s principal products and services include: (i) gaming machines and game content, including core products, video poker, and video lottery terminals (“VLTs”); (ii) gaming management systems; (iii) digital gaming; and (iv) sports betting technology and management services. Research & Development (R&D) The Company devotes resources to R&D of lottery products and services and incurred $44 million and $37 million of related expenses from continuing operations, excluding amortization of capitalized software, in 2024 and 2023, respectively. In addition to expensed R&D, a portion of the investment in R&D has been capitalized and recorded as Systems, equipment and other assets related to contracts, net or Intangible assets, net - Computer software, which is amortized to cost of services. The Company’s R&D efforts cover multiple creative and engineering disciplines for its business, including innovative retail solutions, hardware and software, creative lottery games and game content, and instant ticket printing technology and design. These products are created primarily by employee designers, engineers, and artists, as well as third-party content creators. Trends and factors influencing Company performance The Company generally experiences seasonality based on when contracts with customers are executed or extensions are negotiated and seasonal patterns in consumer demand impacting wagers. This seasonality is reflected, to a greater extent, in revenues from LMAs which include potential incentives or shortfalls based on achievement of or failure to achieve contractual metrics over the contract year due to the fact that these LMA incentives are estimated and accrued over the lotteries fiscal year. Lottery consumption may increase in December and around the holidays but decrease over the summer months due to the tendency of consumers to be on vacation during that time. Seasonal gaming trends generally show higher play levels in the spring and summer months and lower levels in the fall and winter months. In any event, the Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The ongoing conflict between Russia and Ukraine, the Israeli-Hamas conflict, the tightening of monetary policy by central banks and other macroeconomic factors have caused disruptions and uncertainty in the global economy, including rising interest rates, increased inflationary pressures, foreign exchange rate fluctuations, potential cybersecurity risks, and exacerbated supply chain challenges. However, these events did not have a material impact on our supply chain or our results of operations. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted in the future is unknown. We will continue to monitor the effects of these events, as well as the prospect of trade wars involving the U.S. and other countries, which could raise the prices of certain consumer goods, on our business and our results of operations. The following are the principal factors which have affected the Company’s results of operations and financial condition and/or which may affect results of operations and financial condition for future periods. Strategic Report Annual Report and Accounts 2024 Page | 14

Sale of IGT Gaming As previously disclosed in the Company’s 2023 Annual Report and Accounts, on February 28, 2024, the Parent entered into the “February 2024 Agreements” with Everi, pursuant to which the Parent planned to separate IGT Gaming by way of a taxable spin-off to the Parent’s shareholders and then immediately combine such businesses with Everi. The transaction contemplated by the February 2024 Agreements (which were subsequently terminated as described below) was expected to close in late 2024 or early 2025. On July 26, 2024, the Parent, Everi and Voyager Parent, LLC (a holding company owned by Apollo Funds), amongst others, entered into the transaction agreements for the Proposed Transaction whereby IGT Gaming and Everi will be simultaneously acquired by the Buyer in an all-cash transaction. The Parent will receive $4.05 billion in cash, subject to customary transaction adjustments in accordance with these transaction agreements, for IGT Gaming. In connection with the entry into these transaction agreements, the February 2024 Agreements were terminated. The Proposed Transaction, which is expected to be completed by the end of the third quarter of 2025, is subject to the satisfaction of customary closing conditions, including among others (i) final approval by Everi’s stockholders, which was received on November 14, 2024, (ii) clearance of U.S. anti-trust review, with the waiting period having expired on November 20, 2024, and (iii) receipt of regulatory approvals from gaming regulators in the jurisdictions where the combined company will operate. Product Sales Product sales fluctuate from year to year due to the mix, volume, and timing of the transactions. Product sales amounted to $149 million and $171 million, or approximately 6% and 7% of total revenues, for the years ended December 31, 2024 and 2023, respectively. Jackpots The Company believes that the performance of lottery products is influenced by the size of advertised jackpots in jurisdictions that offer such jackpots. Typically, as jackpots increase, sales of lottery tickets also increase, further increasing the advertised jackpot level. However, in a rising interest rate environment, advertised jackpot levels will increase more rapidly than they previously did given the annuity basis of the displayed jackpots. Therefore, in a higher interest rate environment, jackpot game ticket sales may be increasing at a relatively slower rate than the corresponding jackpot levels. In a lower interest rate environment, advertised jackpot levels are slower to increase which can negatively impact the sales of lottery tickets. Effects of Foreign Exchange Rates The Company is affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into U.S. dollars for consolidation, which is referred to as the translation impact, and (ii) through transactions by subsidiaries in currencies other than their own functional currencies, which is referred to as the transaction impact. Translation impacts arise in the preparation of the Consolidated Financial Statements; in particular, the Consolidated Financial Statements are prepared in U.S. dollars while the financial statements of each of the Company’s subsidiaries are generally prepared in the functional currency of that subsidiary. In preparing the Consolidated Financial Statements, assets and liabilities measured in the functional currency of the subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date, while income and expenses are translated using the average exchange rates for the period covered. Accordingly, fluctuations in the exchange rate of the functional currencies of the Company’s subsidiaries against the U.S. dollar impacts the Company’s results of operations. The Company is particularly exposed to movements in the Euro/U.S. dollar exchange rate. Although the fluctuations in exchange rates have had a significant impact on the Company’s revenues, net income, and net debt, the impact on operating income and cash flows is less significant as revenues are typically matched to costs denominated in the same currency. Given the impact of foreign exchange rates on our consolidated results, certain key performance indicators (such as same-store sales) and financial fluctuations are reported on a constant-currency basis in order to facilitate period-to-period comparisons of our results without regard to the impact of fluctuating foreign currency exchange rates. Strategic Report Annual Report and Accounts 2024 Page | 15

*Strategic Report*

# Financial Performance

## Results of Operations

### Comparison of the years ended December 31, 2024 and 2023

***Revenues and Key Performance Indicators***

| | For the year ended December 31, | | Change | |
|---|---|---|---|---|
| | 2024 | 2023 | | |
| **($ in millions)** | **$** | **$** | **$** | **%** |
| Operating and facilities management contracts, net | 2,308 | 2,304 | 4 | — |
| Systems, software, and other | 55 | 54 | 2 | +3 |
| **Service revenue** | 2,363 | 2,357 | 6 | — |
| **Product sales** | 149 | 171 | (22) | -13 |
| **Total revenue** | 2,512 | 2,528 | (16) | -1 |

Total revenue for the year ended December 31, 2024 decreased $16 million, due primarily to a decrease in U.S. multi-state jackpot activity and product sales, partially offset by an increase in instant ticket and draw-game same-store sales growth in Italy, as discussed in further detail below.

| | For the year ended December 31, | |
|---|---|---|
| **(% on a constant-currency basis)** | **2024** | **2023** |
| **Global same-store sales growth** | | |
| Instant ticket & draw games | +1.1% | +1.5% |
| U.S. Multi-state jackpots | -22.1% | +10.9% |
| Total | -0.8% | +2.3% |
| | | |
| **U.S. & Canada same-store sales growth** | | |
| Instant ticket & draw games | -0.5% | +0.5% |
| U.S. Multi-state jackpots | -22.1% | +10.9% |
| Total | -3.3% | +1.7% |
| | | |
| **Rest of world same-store sales growth** | | |
| Instant ticket & draw games | +3.3% | -1.0% |
| | | |
| **Italy same-store sales growth** | | |
| Instant ticket & draw games | +4.1% | +6.6% |

Annual Report and Accounts 2024

Page | 16

Strategic Report

**Revenues: Year Ended 2024 compared to Year Ended 2023**
**($ in millions)**


37
3
$2,528
(29)
(17)
2,521
(9)
$2,512
2023
Instant ticket & Draw games
MSJP
Other Services
Product sales
Actual at PY FX
Currency
2024

Service revenue for the year ended December 31, 2024 increased primarily as a result of instant ticket & draw games same-store sales growth in Italy of 4.1%. Same-store sales for U.S. multi-state jackpot ticket ("MSJP") games (Mega Millions® and Powerball®) experienced a 22.1% decrease, primarily attributable to higher jackpot activity in the prior corresponding period. Other services increased, due primarily to a $13 million increase in Europe from lapsing of unexercised contractual rights and valued added services partially offset by a $10 million decrease, primarily the result of a benefit in the prior corresponding period related to the successful resolution of a customer contract dispute and a decrease in LMA incentives.

Product sales revenue for the year ended December 31, 2024 decreased 13% from the prior corresponding period, principally due to decreases from a $13 million iLottery license in Europe and a $10 million multi-year central system software license, all in the prior corresponding period, partially offset by a $5 million increase in U.S. instant ticket printing operations.

***Cost of Revenue***

| | For the year ended December 31, | | Change | |
|---|---|---|---|---|
| **($ in millions)** | **2024** | **2023** | **$** | **%** |
| Cost of services | 1,225 | 1,206 | 19 | +2 |
| Cost of product sales | 117 | 112 | 5 | +5 |

Cost of services for the year ended December 31, 2024 increased $19 million, or 2% from the prior corresponding period, primarily attributable to $12 million of additional payroll and benefit costs as a result of increased headcount and inflationary conditions, as well as a $9 million aggregate increase in variable costs and project costs supporting contract renewal and extension activity. The increase in cost of product sales for the year ended December 31, 2024 is primarily due to product mix with lower margin instant ticket product sales compared to higher margin software license sales in the prior corresponding period.

Annual Report and Accounts 2024 Page | 17

*Strategic Report*

### *Gross Margins*

| ($ in millions) | For the year ended December 31, 2024 | 2023 | Change $ / Basis Points ("bps") | % |
|---|---|---|---|---|
| **Gross margin** | | | | |
| Service | 1,138 | 1,151 | (14) | -1 |
| *% of service revenue* | *48 %* | *49 %* | *(70)bps* | |
| Product | 33 | 59 | (27) | -45 |
| *% of product sales* | *22 %* | *35 %* | *(1300)bps* | |

Service gross margin as a percentage of service revenue decreased 70 basis points. Gross margin as a percentage of service revenue decreased slightly to 48% from 49%, primarily due to the increase in cost of services discussed above.

Cost of product sales as a percentage of product sales decreased by approximately 1,300 basis points and product gross margin as a percentage of product sales decreased by the same, principally as a result of product mix.

### *Operating expenses*

| ($ in millions) | For the year ended December 31, 2024 | 2023 | Change $ | % |
|---|---|---|---|---|
| Selling, general and administrative | 392 | 406 | (14) | -3 |

Selling, general and administrative expenses decreased primarily due to reduced costs for legal consultants and the tentative legal settlement related to the Texas Fun 5 instant ticket game incurred in the prior corresponding period. This decrease was, partially offset by increased payroll and benefit costs, mainly due to increased salaries and medical costs driven by inflation.

| ($ in millions) | For the year ended December 31, 2024 | 2023 | Change $ | % |
|---|---|---|---|---|
| Research and development | 44 | 37 | 7 | +20 |

Research and development expenses increased, mainly due to higher outside services for investments in developing system upgrades and cloud integration.

| ($ in millions) | For the year ended December 31, 2024 | 2023 | Change $ | % |
|---|---|---|---|---|
| Restructuring | 38 | 13 | 25 | +186 |

During 2024, management initiated a multi-phase restructuring plan, OPtiMa 3.0, to realign and optimize our cost structure following the sale of IGT Gaming. The restructuring costs consist primarily of severance and related employee costs. Actions under the plan are expected to be completed within the next 12 months.

### *Operating Margins*

| ($ in millions) | For the year ended December 31, 2024 | 2023 | Change $ / bps | % |
|---|---|---|---|---|
| **Operating income** | 690 | 754 | (64) | (8) |
| *Operating margin* | *27 %* | *30 %* | *(230) bps* | |

Operating margin decreased, primarily as a result of higher costs associated with restructuring initiated in the third quarter, as well as a decrease in product revenue with product mix negatively impacting product margins as discussed above.

Annual Report and Accounts 2024 Page | 18

Strategic Report

### Non-operating expenses

| ($ in millions) | For the year ended December 31, 2024 | 2023 | Change $ | % |
|---|---|---|---|---|
| Interest expense, net | 294 | 300 | (6) | -2 |

Net interest expense decreased slightly, principally as a result of lower average borrowings on the Revolving Credit Facilities.

| | | | | |
|---|---|---|---|---|
| Foreign exchange (gain) loss, net | (52) | 44 | (96) | > 200.0 |

Foreign exchange (gain) loss, net principally relates to fluctuations in the Euro to U.S. dollar exchange rate on internal and external debt. In addition, we entered into a short-duration foreign exchange forward contract in order to preserve the U.S. Dollar purchasing power of the Euro debt issued in September 2024, resulting in a $7.4 million loss on settlement.

| | | | | |
|---|---|---|---|---|
| Other non-operating expense, net | 51 | 69 | (17) | -25 |

Other non-operating expense, net decreased, primarily due to changes in the financial liability related to a contractual obligation with a member of the consortium entered into for the Gioco del Lotto service license, and $5 million in losses due to the extinguishment of debt in the prior corresponding period.

| | | | | |
|---|---|---|---|---|
| Provision for income taxes | 253 | 225 | 28 | +13 |

The increase in provision for income taxes was primarily driven by the Global Intangible Low-Taxed Income tax ("GILTI") and withholding taxes associated with dividend payments, partially offset by a reduction in valuation allowances.

### Income from discontinued operations

| ($ in millions) | For the year ended December 31, 2024 | 2023 | Change $ | % |
|---|---|---|---|---|
| Income from discontinued operations, net of tax | 328 | 132 | 196 | 148 |

Discontinued operations reflects the income from the discontinued operations of IGT Gaming. Revenues for the year ended December 31, 2024 increased, primarily due to higher service revenue driven by installed base units growth, as well as an increase in product sales, principally as a result of terminal leases and poker software licenses, partially offset by lower gaming terminal sales as compared to the prior period. Income from discontinued operations, net of tax benefited further, primarily due to lower depreciation and amortization while the disposal group was held for sale. See "Notes to the Consolidated Financial Statements—Note 3. *Discontinued Operations and Assets Held for Sale*" elsewhere in this Annual Report and Accounts for additional detail.

### Liquidity

The Company's business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company's primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities. In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund acquisitions and associated costs. The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs.

The Company believes its ability to generate cash from operations to reinvest in its business is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and in the ordinary course of business for the next 12 months from the date of issuance of these consolidated financial statements and for the longer-term period thereafter.

The cash management activities, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

Annual Report and Accounts 2024 Page | 19

At December 31, 2024 and 2023, the Company’s total available liquidity was as follows, respectively: December 31, ($ in millions) 2024 2023 Revolving Credit Facilities 1,364 1,234 Cash and cash equivalents 584 572 Total Liquidity 1,948 1,805 The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources. At December 31, 2024, the issuers were in compliance with such covenants. Refer to the “Notes to the Consolidated Financial Statements—16. Debt” for information regarding the Company’s debt obligations, including the maturity profile of borrowings and committed borrowing facilities.. At December 31, 2024 and 2023, approximately 25% and 28% of the Company’s debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Revolving Credit Facilities and Euro Term Loan Facilities due January 2027. The following table summarizes the Company’s USD equivalent cash and cash equivalent balances by currency: December 31, 2024 December 31, 2023 ($ in millions) $ % $ % Euros 296 51 310 54 U.S. dollars 182 31 137 24 Other currencies 105 18 125 22 Total Cash and cash equivalents 584 100 572 100 The Company maintains its cash deposits in a diversified portfolio of global banks, the majority of which are considered Global Systemically Important Banks. The Company holds an immaterial amount of cash in countries where there may be legal or economic restrictions on the ability of subsidiaries to transfer funds in the form of cash dividends, loans, or advances. Furthermore, certain regulatory restrictions due to the shortage of foreign exchange reserves are present in Trinidad and Tobago where approximately $28 million of our foreign cash resides. These restrictions do not have an impact on the ability of the Company to meets its cash obligations. Cash Flow Summary The following table summarizes the Consolidated Statement of Cash Flows. A complete statement of cash flows is provided in the Consolidated Financial Statements included herein. Cash Flows - Continuing Operations 666 (150) (558) 841 (151) (613) December 31, 2024 December 31, 2023 Operating activities Investing activities Financing activities Strategic Report Annual Report and Accounts 2024 Page | 20

Net cash provided by operating activities from continuing operations was $666 million for the year ended December 31, 2024, compared with net cash provided of $841 million for the same period in 2023. The decrease was primarily due to changes of $131 million as a result of timing of tax and interest payments, unfavorable changes in foreign exchange of $96 million, and a $13 million decrease in depreciation and amortization from the prior corresponding period. Within working capital, excluding the impact of tax and interest payments, changes in trade receivables unfavorably impacted cash flows by $30 million; this was more than offset by changes in accounts payable and inventory favorably impacting cash flows by $49 million and $16 million, respectively, primarily due to timing of receipts, payments, and lower inventory purchasing during the year ended December 31, 2024 compared to the prior year period. Net cash used for investing activities for the year ended December 31, 2024 was $150 million, compared with net cash used of $151 million for the year ended December 31, 2023. Capital expenditures were relatively stable compared to the same period in 2023. Net cash used for financing activities for the year ended December 31, 2024 was $558 million, compared with net cash used of $613 million in the same period of 2023. The change was primarily due to a $45 million net increase as proceeds from debt exceeded payments in the year ended December 31, 2024 compared to the same period in 2023. Cash Flows - Discontinued Operations 437 (205) (70) 225 (241) (64) December 31, 2024 December 31, 2023 Operating activities Investing activities Financing activities Net cash provided by operating activities from discontinued operations was $437 million in the year ended December 31, 2024, compared with $225 million for the same period in 2023, increasing primarily due to a $184 million payment, net of tax benefits on the DDI / Benson Matter provision in the prior corresponding period. Net cash used for investing activities was $205 million in the year ended December 31, 2024, compared with $241 million for the same period in 2023. The change was primarily due to a $30 million decrease in capital expenditures. Net cash used by financing activities was $70 million in the year ended December 31, 2024, compared with $64 million for the same period in 2023. Net cash used for financing activities primarily related to payments on deferred license obligations, dividend payments to non-controlling interests, and escrow payments on the iSoftBet acquisition. Non-financial measures Non-financial measures have a useful role alongside financial measures to inform decision making and to evaluate the Company's performance. Refer to the Strategic Report and the Directors' Report for further information on non-financial measures. Strategic Report Annual Report and Accounts 2024 Page | 21

Sustainability IGT’s commitment to sustainability is encompassed in its Sustainable PlayTM program that celebrates our dedication to our people and planet as we deliver innovation and excellence. IGT seeks to advance the gaming industry with sustainable practices that benefit the Company and its key stakeholders through a broad spectrum of programs, including the Company’s responsible gaming, environmental and human rights initiatives, and establishing policies such as the Global Sustainability Policy, Responsible Gaming Policy, Human Rights Policy Statement, Environmental Policy, Diversity, Equity and Inclusion Global Policy, and Community Giving and Engagement Policy. In an effort to maintaining sustainability leadership and growing the business responsibly, the Company has established a structured and dedicated governance framework, which includes high standards of ESG practices. The Global Sustainability team leads project planning for the IGT Sustainability Plan and coordinates the data collection efforts and reporting systems of many different departments to fulfil the criteria of ESG questionnaires. The Global Sustainability team also leads the development of a global community engagement strategy, the establishment of partnerships with non-profit associations, and the implementation of global responsible gaming initiatives consistent with industry standards. The Sustainability Steering Committee (“SSC”), established with representatives from several corporate functions, represents an integral part of the Company’s corporate sustainability governance by endorsing programs and initiatives that contribute to the Company’s sustainability strategy. The SSC is cultivating a long-term vision and related objectives on sustainability, fostering a consistent sustainability approach across all regions and businesses, and increasing communication on sustainability practices by sharing best practices at global and local levels. The Nominating and Corporate Governance Committee (“NCGC”) oversees the Company’s strategy on sustainability, and monitors implementation of the Company’s sustainability program, including a review of the Company’s public disclosures regarding ESG matters such as the annual Sustainability Report and the Modern Slavery Statement. Marco Sala, Executive Chair of the Board, has specific responsibilities for addressing corporate governance, sustainability initiatives (including environmental and climate-related matters), and providing strategic guidance. IGT’s ongoing commitment to sustainability is supported by concrete actions that reinforce its purpose-driven mission. Through the development of the IGT Sustainability Plan, the Company’s sustainability priorities are aligned with business priorities under the theme of “Inspiring Global Transformation.” This plan, approved by the SSC in 2022 and updated in June 2024, aims to further integrate sustainability along the entire value chain and improve ESG impact in daily operations, including the identification of a comprehensive set of targets and actions that drive IGT towards its priorities and ambitions. In 2023, the Company published its Global Sustainability Policy which outlines goals and objectives in relation to ESG practices. It defines the framework for sustainability at IGT and provides a governing platform for the Company’s sustainability work in all key areas of business activity, including providing services, working with suppliers, employee interaction and industry-affecting activities. In the same year, the Company launched Sustainable PlayTM, the program that represents IGT’s commitment to leading the gaming industry in global sustainability by aligning its sustainability plan and strategy, and celebrating the Company’s dedication to its people and the planet. The Company also launched its Sustainability Champions program in 2023, recognized as the Fabio Cairoli Sustainability Champions, to honor the former Global Lottery CEO, Fabio Cairoli, who unexpectedly passed away in 2023. This program celebrates IGT employees for demonstrating an outstanding commitment to sustainability in their personal or professional lives. The Champions are recognized for their dedication to one or more of IGT’s four sustainability pillars set out hereafter, which are integral to the Company’s global sustainability strategy, and represent the foundation of Sustainable Play™. VALUING AND PROTECTING OUR PEOPLE The organizational climate of a business reflects how employees at all levels perceive the workplace environment. Many factors can contribute to an employee’s perception, and the Company strives to develop initiatives and programs that support a positive organizational climate, such as the employee-led Employee Impact Groups (“EIGs”). IGT’s people strategy, which among others includes commitments to sustainability, diversity, equity and inclusion, and ethical operations, has been recognized by the 2023 and 2024 Top Employer Certification for IGT operations in Canada, Italy and the U.S. ADVANCING RESPONSIBILITY The Company maintains certifications in responsible gaming through both the Global Gambling Guidance Group (G4) and the World Lottery Association. IGT has adopted a positive play approach that encourages all users to apply healthy play behaviors to their game play. Strategic Report Annual Report and Accounts 2024 Page | 22

IGT believes that it is incumbent upon all stakeholders in the gaming industry to take a proactive approach to problem and underage gambling. Responsible gaming capabilities and features are part of the Company’s core products, and IGT is positioned to help customers achieve their responsible gaming goals. SUPPORTING OUR COMMUNITIES The Company supports communities through corporate and employee-driven programs. The flagship After School Advantage program is designed to deliver technology and skill development in Science, Technology, Engineering, Arts and Mathematics (STEAM) education to youth. Since 1999, IGT has placed over 390 digital learning centers worldwide, helping children to enhance their educational and work-related skills. The Company also supports communities financially through a charitable giving program that aligns with IGT’s Sustainable Development Goals (“SDGs”), further discussed hereafter. Employee-driven programs support the unique passions of employees and promote volunteerism. FOSTERING SUSTAINABLE OPERATIONS The Company promotes responsible behaviors throughout its supply chain by requiring suppliers to adhere to its Supplier Code of Conduct, which references compliance with regulations, and promotes human rights and environmental protection. With respect to corporate environmental practices, IGT administers programs that reduce emissions and increase energy efficiency. With the annual compilation of the Company’s greenhouse gas inventory, which from 2022 includes all relevant emissions occurring along the value chain, IGT is deploying the initiatives related to the Company’s Decarbonization Pathway with the aim of reducing its own greenhouse gas emissions which incorporates targets submitted to the Science Based Targets initiative (SBTi), including a commitment to reach Net-Zero greenhouse gas emissions across the value chain by 2050. IGT’s key priorities inspire four corresponding ambitions that are outlined in the IGT Sustainability Plan: • Become the employer of choice for the talent of the future, by promoting a positive, diverse, inclusive and equitable work environment, where all employees feel safe and represented, and human rights are protected; • Contribute to a secure and positive gaming environment, by adhering to the highest ethical standards and promoting positive play concepts; • Engage with community partners to facilitate opportunities for support, learning and growth, by developing education and support programs in local communities through strategic engagement with reputable organizations whose missions are aligned with IGT’s SDGs; and • Fight climate change, promote circularity, and enhance sustainable procurement, by improving the efficiency of operations such as through improved energy consumption, choosing renewable energy suppliers, and utilizing low environmental impact materials. IGT’s ongoing pledge to sustainable growth within the gaming industry includes the adoption of nine out of 17 SDGs, as included in the 2030 United Nations (UN) Agenda for Sustainable Development. Considering IGT’s business activities and sustainability priorities, the Company has identified nine SDGs as key areas of focus: no poverty (SDG 1), good health and well-being (SDG 3), quality education (SDG 4), gender equality (SDG 5), affordable and clean energy (SDG 7), decent work and economic growth (SDG 8), industry innovation and infrastructure (SDG 9), reduced inequalities (SDG 10), and climate action (SDG 13). The Company also adheres to the United Nations Global Compact (“UN Global Compact”), the largest corporate responsibility initiative in the world for the development, implementation, and disclosure of responsible corporate policies and practices. The Company’s sustainability efforts are also routinely evaluated by ESG rating agencies. • In January 2024, IGT received a gold medal sustainability rating from EcoVadis, positioning IGT among the top 5% of global companies rated by EcoVadis. EcoVadis assesses companies using 21 sustainability criteria within the categories of environment, labor and human rights, ethics, and sustainable procurement. • In February 2024, IGT received a Management level (B) score from the CDP - formerly known as the Carbon Disclosure Project - recognizing the Company for taking coordinated actions on climate issues. • As of December 2024, IGT maintained its AAA rating from MSCI. MSCI ESG Ratings aim to measure a company’s management of financially relevant ESG risks and opportunities. • In December 2024, IGT achieved a score of 62 from the S&P Corporate Sustainability Assessment (“S&P CSA”) with an increase of 8 points from the last score, and based on this assessment, IGT was included in the 2025 S&P Sustainability Yearbook that distinguishes those companies within their industries that have each demonstrated strengths in corporate sustainability. S&P CSA is one of the foremost global sustainability benchmark. Strategic Report Annual Report and Accounts 2024 Page | 23

Community As a global leader in one of the most regulated industries, IGT has operations across a broad spectrum of regions and cultures. Through a solid commitment to sustainability, IGT strives to be a responsible partner for local and international authorities, customers, and players in markets and jurisdictions where the Company operates. IGT’s Social Impact Committee (“SIC”) oversees funding distribution, and guides IGT’s progress towards meeting its charitable giving goals. The SIC, comprised of senior leaders from several departments and regions, ensures accountability, compliance and transparency within the Company’s charitable giving programs. IGT is determined to have a positive impact on the communities in which the Company operates through corporate and employee-driven community programs. The Global Community Giving & Engagement Policy was created to inform and educate all relevant stakeholders about IGT’s approach in supporting the communities where it operates through corporate and employee-driven activities and provides guidelines on community giving. Community sponsorships are managed through an online giving portal that allows any non-profit organization to request funding or sponsorship. Community requests are reviewed by the SIC to ensure that the organization and its mission align with IGT’s SDGs. In 2024, the Company continued to support organizations that align with IGT’s SDGs. IGT also continued supporting the corporate-driven After School Advantage program and the development of Science, Technology, Engineering and Math (STEM) based curriculum in partnership with the STEM Discovery Center based in the U.K. The curriculum has been provided to local site leaders to offer to their upcoming After School Advantage local partners. Through these initiatives, IGT continues to support STEM-focused partnerships to promote technology and skill development for youth to create talent pools and support underserved communities, thereby encouraging skill development and creating a sustainable workforce for the future. The Company’s corporate-driven Community Ambassador program fosters local community efforts that align with IGT’s SDGs. Through the Community Ambassador program, the Company celebrates Earth Day/Month, International Women’s Day (a partnership with the office of DEI), Food Insecurity Awareness Month, Season of Giving, Global Giving Month and Literacy Awareness Month, and employees donate or volunteer to causes within their communities through these local community efforts. In 2024, IGT continued to offer virtual volunteering and on-site volunteering with Goodera, IGT’s community engagement vendor that specializes in curating volunteer events across the globe, to increase employee participation when time or distance is a barrier. The Company’s employee-driven programs provide employees the opportunity to give back to their local communities by giving their time, talent, or money. In 2024, the Company continued its employee-driven programs, which include Dollars for Doers, Community Champions, and Day Off for Volunteerism. Responsible gaming Being part of a community at large also means placing a focus on player protection and engaging with key stakeholders for a well-rounded responsible gaming program. IGT maintains close relationships with customers, gaming regulators and researchers to further its support of player protection. The Company also works closely with advocacy and research groups who promote tools to prevent problem gambling, support responsible gaming organizations, and work to prevent underage gambling. IGT’s commitment to responsible gaming starts with its own people and is woven into the fabric of product development, services, programs, and policies. IGT ensures that employees at all levels and responsibilities are trained to support and promote responsible gaming in their daily activities, with additional in-depth courses for employees in specific roles such as game designers and contact center associates. Lottery, gaming and digital products and solutions include advanced responsible gaming tools that help safeguard players’ interests and address regulators’ concerns. Supporting this commitment to responsible gaming, IGT published a comprehensive Responsible Gaming Policy for all employees to inform all relevant stakeholders about IGT’s responsible gaming initiatives and commitments. The policy establishes a governance structure for responsible gaming strategy that includes the development of topic-focused working groups that will convene as topics arise and a specific outcome is identified. The Responsible Gaming Policy also addresses employee gambling and establishes a local helpline database for employees who may have concerns about problem gambling for themselves or loved ones. In 2024, IGT released an all-employee responsible gaming micro-learning training that focused on the concept of Positive Play which is an approach that encourages healthy play behaviors among all players through education and awareness of positive play principles. The training was created in collaboration with a responsible gaming expert who created the widely adopted and researched Positive Play Scale. In March of the same year, the same responsible gaming expert was a guest speaker for all employees during IGT’s Problem Gambling Awareness Month providing awareness about his research and its application to the gaming industry. The certifications awarded to IGT by respected gaming industry associations worldwide are a testament to the Company’s commitment to responsible gaming. IGT was among the first lottery vendors to receive the World Lottery Association’s Responsible Gaming Standards for Associate Members, covering IGT’s lottery operations and was re-certified in 2024 (such certification is valid for three years). IGT received G4 responsible gaming certification in 2017 and 2019 for its land-based casino operations and Strategic Report Annual Report and Accounts 2024 Page | 24

digital services, respectively, making it the first supplier to be certified across both operations. In 2020 and 2022, G4 re-certified IGT for both operations simultaneously, and in 2022 IGT also received its first responsible gaming certification for sports betting. IGT Gaming business was re-certified by G4 in 2023. In 2024, in addition to re-certifying the Lottery business against the World Lottery Association’s Responsible Gaming framework, IGT became the first iLottery supplier to receive the National Council on Problem Gambling’s iCAP Ready certification. As part of a long-standing commitment with The American Gaming Association (AGA), in 2024, IGT supported the Responsible Gaming Education Month, an extension of the Responsible Gaming Education Week created by AGA in 1998 to increase awareness of problem gambling among gaming industry employees and customers and to promote responsible gaming nationwide. IGT also participated in the U.K. Safer Gambling Week with the Betting and Gaming Council, and the Problem Gambling Awareness Month with the National Council on Problem Gambling to promote responsible gaming awareness in the respective jurisdictions. Human rights The Company supports and partners with international institutions and authorities to promote corporate actions that advance societal goals. By joining the UN Global Compact network, IGT strengthens its commitment to human rights principles derived from international conventions such as the International Bill of Human Rights including the UN Universal Declaration of Human Rights and the fundamental Conventions of the International Labor Organization. The first two principles of the UN Global Compact are directly related to human rights and they respectively state that businesses should first, support and respect the protection of internationally proclaimed human rights and second, ensure they are not complicit in human rights violations. IGT identifies these two principles as a main guide for its action towards human rights protection and promotion. In line with the third principle, relating to labor, which states that businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining, IGT recognizes the value of using dialogue and negotiation to achieve positive outcomes in employment practices. The Company abides by non-discriminatory policies and procedures with respect to trade unions and union memberships and their activities, and provides workers’ representatives with appropriate services to assist in the development of effective collective agreements. IGT is involved in collective bargaining in different countries, accommodates specific local laws and regulations, and provides the tools needed for union representatives to perform their duties. To develop specific targets and initiatives to achieve the SDGs, IGT has established an ongoing process focused on promoting internal measures to fight all forms of discrimination, fostering a productive employment environment, guaranteeing fair and favorable working conditions, raising awareness about human rights practices, and supporting the rights of vulnerable groups. Specifically, the process includes measures for the protection of human rights within the Company boundaries, thus minimizing the risk of any human rights violation. IGT’s Human Rights Policy Statement contains information about commitment, responsibilities, and behaviors in relation to human rights, required from all employees, directors, officers, and consultants, and expected from third parties, agents or representatives who deal with or act on behalf of IGT and its controlled affiliates. Since 2022, all employees have been required to undertake annual training and certification of the Human Rights Policy Statement. Through the Human Rights Policy Statement, IGT recognizes its role as a global organization and its responsibility for promoting human dignity. Both in 2023 and in 2024, IGT was included in the Human Rights Campaign Foundation’s Corporate Equality Index, which measures LGBTQ+ inclusion in the workplace, in recognition of its commitment to human rights protection. IGT achieved “Best Place to Work for LGBTQ+ Equality” for 2023 and 2024. The Company’s approach to diversity, equity and inclusion, equal employment opportunity and non-discrimination, safe workplace and human rights, among others, are also set out in IGT’s Code of Conduct, which serves as a guide to the legal and ethical standards expected of employees. All IGT employees are required to acknowledge the Code of Conduct as soon as they start working for the Company and to undertake annual certification of the Code of Conduct. Responsibilities for health and safety at IGT are shared. The Company is committed to providing, maintaining and promoting a safe, healthy and productive work environment for all employees and ensuring compliance with all applicable environmental health and safety regulations. IGT’s Safe and Healthy Work Environment Policy covers topics such as workplace violence, illegal drug and alcohol use, tobacco use, fitness for duty and covers the actions that should be taken if someone needs to report a violation. From an external perspective, IGT focuses on the protection of human rights and the environment along the entire supply chain of the organization. The Company developed the Supplier Code of Conduct which includes requirements related to, among other things, business ethics and regulatory compliance, human rights and labor practices, environmental regulations and protection, responsible mineral sourcing, and health and safety. Suppliers are required to promptly inform IGT of any potential violation of the code. In the event of an actual violation, IGT and a concerned supplier would develop a remediation plan. The code has been sent to selected Strategic Report Annual Report and Accounts 2024 Page | 25

existing suppliers and is part of the onboarding process for new suppliers. Since 2023, IGT has been distributing an annual ESG supplier qualification questionnaire covering topics such as business ethics, social and inclusive supply chain, environmental management, human rights, health and safety and conflict minerals, aligned to the Supplier Code of Conduct. Suppliers are required to complete and return the questionnaire to measure their ESG performance and track their progress towards compliance of the Supplier Code of Conduct. In the same year, IGT also updated the internal Procurement Policy with an extensive ESG section to include language around human rights to prohibit slavery and the use of forced, bonded, or child labor across the supply chain, as well as to prohibit unlawful discrimination and harassment to provide a safe and inclusive work environment. In 2024, IGT conducted a high-level human rights risk assessment, incorporating both geographical risk factors and labor activity profiles to map potential risks across the supply chain. This assessment was focused on IGT strategic and preferred suppliers, analyzing their locations against the U.S. Department of Labor’s regional risk indicators for forced labor and child labor. This approach, alongside the annual ESG supplier qualification questionnaire and other due diligence efforts, enable us to strategically assess and strengthen our oversight of strategic and preferred suppliers given the impact they have on the Company’s supply chain. IGT has a zero-tolerance approach to modern slavery and will not support it anywhere in its business or supply chain. The Company is committed to acting ethically and with integrity in all its business dealings and relationships, and to implementing and enforcing effective systems and controls to reduce and possibly prevent the risk of the Company doing business with any entity or individual that practices, or tolerates, or in any way favors modern slavery. As one of its global sustainability initiatives, IGT publishes an annual group Modern Slavery Statement (accessible from IGT’s webpage (www.IGT.com)) in line with the U.K. Modern Slavery Act 2015 to disclose the steps taken to prevent modern slavery. Employee Diversity, Equity and Inclusion; Equal employment IGT is actively engaged in building and sustaining a diverse and inclusive company that anticipates and addresses the specific needs of our employees, enabling us to deliver unrivalled products and solutions to our global customers and contribute to the communities where our employees and customers live. In 2022, the Company added “Equity” to the name of the Office of Diversity, Equity and Inclusion to highlight the commitment to meeting the individual needs of all employees, ensuring fairness and access to growth, development, and business opportunities. Subsequently in 2023, IGT published its Diversity, Equity and Inclusion Global Policy which sets out IGT’s stance on DEI. The Company now has nine EIGs, which are employee networks structured around dimensions of diversity and are open to all employees. EIGs provide engagement and development opportunities, help create awareness and inspire conversations of the unique issues faced by employees across the globe, and promote inclusion at every level of the Company. Nearly 18% of the Company’s employees belong to at least one EIG and thousands more participate in engagement and development opportunities, including mentorship programs hosted by our EIGs. The Women’s Inclusion Network, or WIN with IGT, launched their eighth chapter, WINCanada. The Company’s EIG network has grown to include members from IGT offices, business segments and corporate support functions worldwide. IGT became the first gaming supplier to earn the highly respected designation of “Best Place to Work for LGBTQ+ Equality”. In further support of LGBTQ+ inclusion at IGT, the Company implemented training and other initiatives in support of LGBTQ+ employees, including the implementation of Gender Transition Guidelines focused on U.S.-based employees to provide support to employees in the process of gender transition at work, and training to provide support for colleagues, managers, and human resources business partners. Vince Sadusky, the Company’s CEO, co-signed the CEO Action for Diversity and Inclusion, joining more than 2,000 companies dedicated to building a better society by cultivating work environments that empower employees and welcome diverse experiences and perspectives. In addition, IGT joined the United Nations Women Empowerment Principles in alignment with SDG 5 (gender equality), which calls for equal women’s representation, participation and leadership in business globally. The Company launched several initiatives to strengthen the Company’s individual and collective understanding of DEI. Around 99% of the Company’s employees completed the mandatory Ignite Inclusion in 2023, a multifaceted inclusion learning campaign to elevate DEI principles, including unconscious bias. On this journey, employees expand knowledge of DEI concepts through individual learning and have the opportunity to engage with colleagues in a safe, supportive environment. Our voluntary 2024 inclusion learning campaign, known as “InclusionEdge!”, delivers engaging learning modules on a quarterly basis that focuses on inclusive leadership capabilities. Our employees truly value the curriculum, as the organization has seen an average quarterly completion rate of 86%. At the same time, leaders throughout IGT participated in training designed to bolster inclusive hiring practices. Additionally, IGT has seen growth in the numbers of people from underrepresented groups within the leadership ranks. For instance, as of 2024, around 30% of all leaders are women, up over 5% since 2018, and Strategic Report Annual Report and Accounts 2024 Page | 26

Strategic Report

around 16% of all leaders in the U.S. are people of color, the highest in five years.

All IGT employees are invited to participate in training that focuses on building awareness of the Company's global policies relating to human rights, equal employment, anti-harassment and bullying. IGT is committed to providing equal employment opportunities for all applicants and employees based on qualifications. The Company prohibits discrimination on the basis of characteristics such as, race, color, religion, sex, gender, sexual orientation, gender identity or expression, pregnancy, marital status or civil partnership status, national origin, citizenship, covered veteran status, ancestry, age, physical or mental disability, medical condition, genetic information, or any other legally protected status in accordance with applicable local, state, federal and international laws. To the extent reasonably possible, IGT will accommodate applicants and employees with disabilities, including those who acquire temporary or long-term disabilities during their employment with IGT. In addition, the Company may offer training and other professional development opportunities to employees with disabilities or those who become disabled during their employment. Career development and promotion opportunities for all employees are based on qualifications, therefore disabled persons employed by the Company are not treated unfavorably.

In an effort to gain an even deeper understanding of the varying dimensions of identity within our employee base, including people with disabilities, the Company launched the Self-ID program, an optional, confidential and anonymous system where employees can safely disclose and share insights about their identity. The demographic data collected from this portal will allow the Company to have a better understanding of our employees' identities, and thereby better prepare to meet employee needs by creating programs, opportunities for growth and building employee benefits that more closely match our employee population.

IGT values workplace diversity and respect for all employees. The Company follows the principles set by the International Labour Organization's Declaration on Fundamental Principles and Rights at Work in the member countries where the Company operates and is committed to providing a work environment where everyone is treated with fairness, dignity, and respect without discrimination.

IGT regularly updates its policies, outlining the Company's commitment to equal employment opportunities and non-discrimination, thus fostering a work environment that reflects a fair and inclusive culture that values unity and difference. The Company ensures compliance by implementing practices to execute policies in business conduct and training employees in the application of procedures. IGT takes appropriate disciplinary action, up to and including termination of employment, for violation of the Company's policies; except where prohibited by law or contrary to local collective bargaining agreements. IGT has a specific anti-harassment policy that reflects best practices and addresses company culture, designed to set expectations and standards of behavior required for all IGT employees. Regular trainings and engaging in conversations with employees are important in raising awareness and educating employees about the Company's policies and procedures.

The Company's policies and work in these areas has led to the following external recognition:

- High-Ranking Gaming Supplier in 2021, 2022 and 2023 in the All-In Diversity Project All-Index™ report;
- Best Place to Work for Disability Inclusion by the Disability Equality Index for the U.S. (2023 and 2024) and the U.K. (2024);
- Best Diversity and Inclusion Employer in 2022, 2023 and 2024 at the European Casino Awards;
- Best Place to Work for LGBTQ+ Equality in 2022 and Equality 100 Award: Leader in LGBTQ+ Workplace Inclusion in 2023 and 2024, by the Human Rights Campaign Foundation;
- Diversity and Inclusion award winner at the 2023 and 2024 Women in Gaming (WIG) Diversity & Employee Wellbeing Awards (London); and
- Top Employer in the U.S. and Canada in 2023 and 2024 by the Top Employers Institute; Top Employers Italia certification in 2023 and 2024.

**Gender diversity data**

as of 31 December 2024

| | Male | Female | Total |
|---|---|---|---|
| Directors | 8 | 4 | **12** |
| Senior managers(1) | 129 | 44 | **173** |
| All employees | 7,445 | 3,574 | **11,019** |

(1) Including 33 directors of subsidiaries.

## Communication

The Company utilizes a variety of communication tools and channels to ensure information is appropriately distributed to employees. This includes email, internal social networking, a file-sharing and instant messaging platform, print materials, and an internal website, OneIGT. Across all platforms, information distributed to employees ranges from financial and economic news to organizational updates, new product launches, policies, programs and stories about individual accomplishments, among other topics. Since January 2020, when OneIGT was officially launched, the website has received more than 14 million site visits.

In 2024, IGT also hosted dozens of Company-wide and business unit-wide meetings to provide employees with important information and to field employee questions. Topics included the Company's financial performance, talent development processes, DEI initiatives, sustainability and the positive impact of IGT employees, and business-specific events highlighting core facets of IGT's operations. These events featured leaders including

Annual Report and Accounts 2024 Page | 27

but not limited to the CEO, CFO, the Senior Vice President of People and Transformation, the CEO of Global Lottery, the President of Global Gaming and the President of IGT PlayDigital. The CEO led three global town halls, also attended by the CFO and other senior executives, of which two events were aimed at providing information and answering employee questions on the Strategic Review. The CFO also separately held a global town hall and answered employee questions during the event. Independent of events, employees were also encouraged to submit questions through an anonymous feedback channel designed to bolster two-way communication. Additionally, the Senior Vice President of People and Transformation maintained an employee advisory board to solicit input from employees on a range of topics. Employee involvement in the Company’s performance In an effort to promote employee engagement in the performance of the Company, IGT has offered several performance-based programs, including an equity share-award program for employees at a certain level. The award is typically conditioned on a three-year performance cycle, based on the achievement of several predetermined financial metrics. Setting these thresholds and offering this share incentive helps drive leadership accountability and shareholder alignment, which significantly impacts the overall performance of the Company. IGT also offers a short-term incentive program based on achievement of predetermined fiscal year financial results as well as individual performance against specific predetermined goals. By providing specific participant training on these programs, the Company strengthens employee understanding and engagement in the targeted business performance outcomes. Further, IGT offers an employee recognition program, Spotlight, that provides monetary and non-monetary awards for noteworthy employee contributions, including peer-to-peer recognition. Environment As part of the Company's approach to sustainability, IGT is dedicated to ensuring that its operations engage with the environment in a socially responsible manner to minimize any environmental impact. The Company’s primary activities involve office work, including software implementation, R&D, and administrative work. The Company’s largest offices pertaining to the continuing operations are in Providence (Rhode Island, U.S.) and Rome (Italy), and the lottery industrial activities, which include instant ticket printing, are mainly based in Lakeland (Florida, U.S.) and Tito Scalo (Italy). As for the discontinued operations, the assembly of gaming machines, lottery and digital betting terminals occur in Reno (Nevada, U.S.), Guadalajara (Mexico), Sydney (Australia), Johannesburg (South Africa) and Budapest (Hungary); the relative offices are located in Reno and Las Vegas (Nevada, U.S.). In December 2021, IGT committed to setting science-based targets to reduce greenhouse gas emissions by signing the SBTi Commitment Letter. Throughout 2022, IGT completed its first Scope 3 emissions inventory and submitted near-term and long-term science-based targets for validation by the SBTi in October 2022. Specifically, IGT aims at reducing Scope 1 and Scope 2 emissions (combined) by 50% and Scope 3 emissions by 30% by 2030 compared to 2019 levels, and to reduce both Scope 1, Scope 2 and Scope 3 emissions by 90% by 2050 compared to 2019 levels. Moreover, the Company pledged to reach Net-Zero by 2050, thus offsetting the residual 10% of emissions. These targets were validated by the SBTi in August 2023 and IGT is actively working on its Decarbonization Pathway through various initiatives across its value chain and operations. IGT is dedicated to enhancing its environmental performance by implementing environmental management systems certified under the ISO 14001 Standard. By the end of 2024, these systems are operational in its Lakeland, Rome and Tito Scalo sites, as well as its Reno site, which is now included in discontinued operations. Additionally, 11 repair depots (located in the U.K., Trinidad and Tobago, Slovakia, Mexico, Chile, Spain, Portugal, Jamaica, Czech Republic, Barbados and Poland) are ISO 14001 certified by self-declaration. Since 2011, the Rome site has utilized an ISO 50001 certified Energy Management System, while the Reno facility holds a Green Globes Certification (equivalent to the previous LEED gold certification awarded by the United States Green Building Council in 2015). Effective and reliable monitoring allows IGT to evaluate its progress in meeting its environmental commitments. Over the years, the Company has progressively enhanced its collection and monitoring of environmental data, including energy consumption and associated greenhouse gas emissions, water usage, waste generation, materials purchasing and air pollutant emissions. A third-party data collection tool introduced in 2021 to improve data collection efficiency was further refined for the 2022 and 2023 data collection process, allowing for monthly data collection since January 2023. The Company remains dedicated to minimizing the environmental impact of its global facilities and has undertaken several initiatives in recent years. These include the replacing of outdated lighting systems, with light emitting diode (“LED”) installations and lightning management. In Rome (Italy), the lighting systems upgraded to LEDs in 2023, resulting in energy savings of approximately 76,000 kWh in the first year of operation. An additional reduction of around 66,600 kWh was achieved in Rome (Italy), through the central management of interior lighting systems, which turn off unused lights. Furthermore, a photovoltaic plant was constructed at IGT’s site in Tres Cantos (Spain) in 2023. The plant, equipped with 54 solar panels with a unitary power equal Strategic Report Annual Report and Accounts 2024 Page | 28

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to 460W, has a total power production capacity of 24.84 kWp. By the end of 2024, the site achieved a total cost savings of approximately €11,100. Another noteworthy initiative includes the installation of a 60kW solar farm dedicated to powering the Kingston (Jamaica) warehouse and training facility, which resulted in cost savings of around US$25,000 in its first year of operation.

As part of its commitment to reducing reliance on fossil energy sources, the Company has entered into agreements with energy suppliers for several sites, including, for the Company's continuing operations - Bucharest (Romania), London (U.K.), and the Italian sites dedicated to the lottery business. These agreements ensure the purchase of electricity from renewable sources, thereby reducing the Company's carbon footprint, which is also supported by decreased occupancy rates in several buildings resulting from remote or flexible working arrangements.

In 2024, IGT's energy consumption increased by 19% compared to the previous year. This is in contrast to 2023, which saw a 2% decrease from 2022. The Company has, however, managed to reduce Scope 1 and Scope 2 gross greenhouse gas emissions by 15% compared to 2019, in line with the trajectory of the targets submitted to the SBTi, with the contribution of all the aforementioned initiatives implemented in the last years.

### *Energy consumption and Greenhouse gas*

In accordance with the U.K. Streamlined Energy and Carbon Reporting requirements, this table provides a summary of greenhouse gas emissions and energy data for the Company.

| | For the year ended December 31, 2024(1) | | | | For the year ended December 31, 2023(2) | | | |
|---|---|---|---|---|---|---|---|---|
| **Global greenhouse gas emissions and energy use data(3)** | **UK and offshore** | **Global (excluding UK and offshore)** | **Total** | **Ratio (8)** | **UK and offshore** | **Global (excluding UK and offshore)** | **Total** | **Ratio (8)** |
| Combustion of fuel and operation of facilities - Scope I emissions (tCO2eq)(4)(6) | 24 | 30,626 | **30,650** | - | 25 | 29,120 | **29,145** | - |
| Electricity, heat, steam and cooling purchased for own use - Scope II emissions LB (tCO2eq)(5)(6) | 320 | 37,055 | **37,375** | - | 103 | 26,841 | **26,944** | - |
| Electricity, heat, steam and cooling purchased for own use - Scope II emissions MB (tCO2eq)(5)(6) | 320 | 36,049 | **36,369** | - | 93 | 26,036 | **26,129** | - |
| **Total gross Scope I and Scope II emissions LB (tCO2eq)(6)** | **344** | **67,681** | **68,025** | **0.016** | **128** | **55,961** | **56,089** | **0.013** |
| **Total gross Scope I and Scope II emissions MB (tCO2eq)(6)** | **344** | **66,675** | **67,019** | **0.016** | **118** | **55,156** | **55,274** | **0.013** |
| Energy consumption used to calculate above emissions (MWh)(7) | 1,327 | 232,371 | **233,698** | - | 501 | 196,197 | **196,698** | - |

(1) The 2024 emissions data are based on best estimates as some information was not available in time for this report.

(2) The 2023 emissions data have been revised to align with the data published in the IGT 2023 Sustainability Report.

(3) Scope III emissions, which are indirect emissions that occur in the value chain, are reported in the IGT 2023 Sustainability Report.

(4) Scope I: direct emissions from activities under the Company's control, including emissions from fuel consumption (natural gas, diesel, propane and petrol consumption for generators, diesel and gasoline for vehicles such as company cars, small trucks or forklifts) and fugitive emissions of refrigerants.

Ton CO2eq = data (fuel consumption or refrigerant gas refills) * Emission Factor.

Data was collected from all sites that reported fuel consumption and refrigerant gas refills, including the most energy-intensive locations. For sites where this data was not available for this report, estimates were made using the best methodologies available to ensure coverage of all IGT sites.

(5) Scope II LB (location based): electricity consumption only.

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Ton CO2eq = kWh * Emission Factor.

Scope II MB (market based): this includes only electricity consumption, considering both purchased energy and energy from renewable sources.

Ton CO2eq = kWh of electricity consumed from non-renewable sources * Emission Factor.

(6) Data was collected from all sites that reported electricity consumption, including the most energy-intensive locations. For sites where this data was not available for this report, estimates were made using the best methodologies available to ensure coverage of all IGT sites.

The slight increase in CO2eq Scope I emissions was mainly due to an increase in fuel consumption such as natural gas, gasoline, LPG, propane, and an increase in fugitive emission of refrigerant gases.

The emissions from Scope II LB increased by 38.7%, while Scope II MB emissions rose by 39.2%. This increase in Scope II emissions is attributed to a 41% rise in electricity consumption (kWh).

(7) The methodology follows both voluntary and mandatory greenhouse gas reporting guidance from the Greenhouse Gas Protocol. For 2024, the source of the emission factors for calculating Scope II LB and Scope II MB have been updated to use more current databases.

For greenhouse gas emissions related to electricity using the location-based method, we have utilized emission factors issued by the state-based U.S. Green-e Residual Mix Emissions Rate Tables, the EEA (European Environment Agency) database for all country in Europe, and Terna (a large electricity transmission grid operator) emission factors for the remaining countries.

For the market-based method, we applied the emission factors issued by the state-based U.S. Green-e Residual Mix Emissions Rate Tables, and the Association of Issuing Bodies (AIB) emission factors for the remaining countries.

For fuel consumption and refrigerant gas refills, we used the emission factors from the U.K. Government Greenhouse Gas Conversion Factors for Company Reporting (DEFRA, 2024).

For emissions related to fuel and operations energy consumption, we utilized the U.K. Government Greenhouse Gas Conversion Factors for Company Reporting (DEFRA, 2024) protocol conversion factors to obtain data expressed in MWh.

(8) The ratio is calculated by dividing total Scope I and Scope II emissions by total revenues from continuing and discontinued operations in U.S. thousand dollars.

## Climate-related financial disclosures

This section serves as the non-financial and sustainability information statement, encompassing the Company's climate-related financial disclosures as mandated by the regulations.

As outlined on page 22, IGT is committed to sustainability and growing its business responsibly, and has established a structured governance framework with high standards of ESG practices. Considering climate change is the biggest health and safety threat facing humanity, IGT has identified climate action (SDG 13) as one of its key areas of focus, aligned with its business activities and sustainability priorities.

According to Section 414CB(2A) of the CA 2006, IGT is required to provide climate-related financial disclosures in its Annual Report and Accounts for the financial year ended in 2024. To meet these reporting requirements, the Company has organized its disclosures around four thematic areas:

- **Governance**: describes the governance arrangements (Section 414CB(2A)(a));
- **Risk Management**: describes the identification, assessment and management processes (Section 414CB(2A)(b) and (c));
- **Strategy**: describes the impacts on the Company's business model and strategy (Section 414CB(2A)(c), (d), (e) and (f)); and
- **Metrics & Targets**: describes the key performance indicators used in assessing and managing targets (Section 414CB(2A)(g) and (h)),

based on the Task Force on Climate-related Financial Disclosures (TCFD) Recommendations.

### Governance

The diagram below outlines IGT's governance arrangements for assessing and managing climate-related risks and opportunities.


Board of Directors
Nominating and Corporate Governance Committee
Audit Committee
Sustainability Steering Committee
Global Sustainability Team
IGT
GOVERNANCE ARRANGEMENTS
CLIMATE RELATED RISKS & OPPORTUNITIES

The Board holds ultimate responsibility for the Company's ESG matters and delegates the task of overseeing the sustainability strategy and monitoring the implementation of related programs, to the NCGC. The NCGC is supported by the SSC and management. The chair of the SSC, advised by the Global Sustainability team, provides sustainability updates, including relating to climate-related and environmental matters, to the NCGC twice a year. The NCGC, in turn, furnishes the Board with periodic updates on the Company's sustainability initiatives, including climate-related and environmental matters.

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In addition to its primary governance oversight responsibilities for financial reporting and related disclosures, the Board has delegated the assessment and management of risks, including climate-related risks, to the Audit Committee. In conjunction with the NCGC, the Audit Committee oversees and supports management’s efforts to meet mandatory climate-related financial disclosures. To enhance the Board’s expertise on climate-related matters, members of both the NCGC and the Audit Committee, as well as the CFO, participated in an internal training organized by the Global Sustainability team in 2023. The training focused on climate change, providing an understanding of the main impacts of the climate crisis, and included the key pressures and drivers for IGT in addressing climate change. During 2024, both the SSC and the NCGC were apprised of the anticipated climate-related financial disclosures for financial year 2024 which would reflect the climate-related risks and opportunities assessment performed in 2023, with a focus on the TCFD Recommendations. Led by the Senior Vice President of Marketing, Communications & Sustainability, the SSC is supported by senior leaders and representatives from key functions (including the CFO). It was established to create a unified sustainability approach across all regions and businesses and is responsible for integrating climate-related matters into the Company’s strategy. The SSC plays a crucial role in sustainability governance at IGT by monitoring the implementation of the Company’s Sustainability Plan, climate-related risks and opportunities management included, and reviewing and approving key activities of the Decarbonization Pathway. Throughout 2024, the SSC held four meetings to address sustainability matters, including discussions on climate-related issues. The Global Sustainability team supports IGT’s sustainability agenda and oversees, coordinates, proactively manages and supervises all linked initiatives. Specifically, the Global Sustainability team is responsible for facilitating climate-related scenario analyses to assess and manage climate-related risks and opportunities, setting corporate targets, monitoring their progress, and managing value chain engagement on climate-related issues. In 2024, the team reviewed the underlying assessment, including its materiality impact, confirming the analysis and relevance of the risks and opportunities identified in 2023, which was subsequently reported to the SSC and the NCGC. Risk Management The Company acknowledges the significance of incorporating climate-related risk and opportunity assessments into its broader strategic planning efforts to enhance transparency, accountability, and stakeholder engagement. This understanding informs risk management strategies and guides decision-making, as IGT strives to develop an effective response to the complex challenges posed by climate change. The outcomes of these analyses also supported the creation of the IGT Sustainability Plan, which details the commitments, objectives, and actions aimed at strategically and proactively addressing climate-related risks and opportunities. The Board recognizes that environmental risks may present relevant consequences for the business (as outlined below). For instance, severe and frequent weather-related events and natural disasters, including those influenced by climate change, could disrupt the Company’s operations or those of its stakeholders along the value chain. Consequently, environmental risks, along with broader ESG risks, are acknowledged as one of the strategic risks under the Company’s Enterprise Risk Management (“ERM”) program. Further details may be found in the “Principal Risks and Uncertainties” section of this Strategic Report on page 44. In 2023, the Global Sustainability team conducted a detailed exercise to identify and assess the nature and significance of relevant risks and opportunities associated with climate change, as described below. No major change has occurred in the Company’s business and strategy since this exercise was conducted and so both the methodology and the results downstream of the analysis are deemed to be valid in 2024 as well. Nonetheless, the Company is committed to periodically conducting climate-related assessments to continually understand and address the ever-evolving climate challenges. The results of the physical climate-related risks analysis conducted in 2023 were shared and discussed with IGT’s ERM team, and climate-related risks will be incorporated into future ERM risk assessments. In 2024, efforts were made to integrate an ESG component into the risk assessment process, with the aim of encouraging risk owners to consider each environmental, social and governance factors when assessing and managing risks relevant to their business areas. Climate-related physical risks assessment The climate-related physical risks assessment was based on Representative Concentration Pathways (“RCPs”) and Shared Socioeconomic Pathways (“SSPs”) climate scenarios derived from the Intergovernmental Panel on Climate Change (IPCC). These scenarios offer forward-looking risk assessment up to year 2100 and cover nearly all geographies. These RCPs are a set of scenarios used in climate science to explore different potential futures of greenhouse gas emissions and their impact on global climate change. The RCPs capture potential changes in socioeconomic factors over the coming century, with each corresponding to a different level of greenhouse gas concentration in the atmosphere. The SSP scenarios describe alternative socio-economic futures in the absence of climate policy intervention. Researchers use these scenarios to assess and study the potential Strategic Report Annual Report and Accounts 2024 Page | 31

consequences of various levels of emissions and climate policies: • RCP2.6/SSP1: known as the “Lowest Emissions” scenario, this RCP represents a world where strong and immediate emissions reduction measures are taken to limit global warming to well below 2°C above pre-industrial levels; • RCP4.5/SSP2: this scenario corresponds to a world with some climate mitigation measures implemented. It assumes moderate emissions reductions and represents a future where emissions peak around mid-century and then start to decline; and • RCP8.5/SSP5: representing the most severe climate change impacts, this “High Emissions” scenario depicts a worst-case situation where greenhouse gas emissions continue to increase throughout the 21st century without significant mitigation efforts. This scenario was applied by IGT in its climate-related physical risks assessment, the results of which are reported hereafter under the section headed “Strategy”. The comprehensive climate-related physical risk assessment involved identifying and evaluating potential physical risks associated with climate change, such as heatwaves, droughts, and other extreme weather events. These risks may manifest with acute or chronic effects, depending on their magnitude and timeframe. To streamline this process, IGT carefully selected physical risks that could potentially affect key assets, using geographic location as a primary criterion. The Company assessed its exposure to physical risks on 15 key sites, including production facilities, data centers and office locations. These sites were chosen on a set of predetermined criteria, which considered the number of employees on-site, the size of the facility, energy consumption levels, and the site’s strategic relevance to IGT. After identifying the main physical risks, the Company evaluated the potential financial impact of these climate-related risks on IGT’s key assets. The assessment considered various asset-specific attributes, including primary use, geographic location, main construction materials, age and lifespan, foundation type, and asset value. Additionally, other indicators related to the identified physical risks such as the type of hazard, severity, and duration were used to calculate the damage percentage and estimate the potential financial impacts. The results were computed based on the likelihood of an asset being exposed to significant hazard intensities, given the physical local climate conditions. Climate-related transition risks and opportunities assessment The assessment of the primary climate-related transition risks and opportunities followed a systematic multi-step approach integrating several key features, including: • Examining the Company’s value chain to understand how climate change might affect the business model and the operations - This examination involved considering the Company’s supplier network and business relationship by identifying/mapping its critical suppliers and stakeholders; • Considering scenarios developed by the International Energy Agency (IEA) and IPCC to assess future vulnerability to climate change and identify potential pathways and outcomes. Specifically, both RCPs and SSPs were considered in the qualitative assessment including RCP2.6/SSP1, RCP4.5/SSP2 and RCP8.5/ SSP5; • Gaining an understanding of the environmental regulations, both existing and prospective, that could drive and push the Company’s transition towards a low-carbon economy. Evolving regulations can significantly impact the market dynamics, the industry, and the planning of products and strategic initiatives. Anticipating potential regulatory developments enables the Company to proactively adapt to the changing regulatory landscape; and • Conducting an analysis of industry reports and peer activities to gain valuable insights into the competitive landscape and further enhance the understanding of potential challenges on the horizon. Following the initial desk analysis as outlined above, a qualitative assessment of conceivable climate-related transition risks that could impact the Company’s operations was conducted. This evaluation provided a comprehensive view of plausible future scenarios, enabling IGT to identify the potential climate transition risks and enhancing the Company’s preparedness to meet these challenges. A quantitative analysis may be performed in future reporting periods. Within the assessment, IGT also conducted a qualitative analysis to identify potential climate-related opportunities that could be leveraged. This process mirrored the approach taken in the climate-related transition risks analysis and included examining the Company’s value chain, climate-related scenarios, external influences such as regulatory changes, financial pressures, ESG questionnaires, industry evaluations, and market research. This assessment resulted in the development of a list of potential climate-related opportunities, aligned with the primary categories defined by the TCFD. To ensure relevance to IGT, these identified opportunities were screened and clustered, followed by a further analysis to identify any additional opportunities that could be considered. Strategic Report Annual Report and Accounts 2024 Page | 32

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## Strategy

IGT evaluated climate-related risks and opportunities across three different time horizons[1]: (i) Short-term (2030s); (ii) Medium-term (2035s); and (iii) Long-term (2050s). These periods were chosen to align with the temporal frameworks of other climate-related initiatives adopted by IGT, such as the Science Based Targets' emission reduction goals set for 2030 and 2050. This multi-time horizons approach offers a comprehensive view of climate-related risks and opportunities concerning the Company's operations, enabling a thorough understanding of the potential impacts that climate change may have on the business.

The assessment of risks and opportunities led to the identification of climate-related risks and opportunities that may impact IGT's major assets and operations, as well as their effects. IGT determines the materiality of the actual and potential impacts of physical climate-related risks by referring to the overall group materiality outlined in the Independent Auditors' Report on page 93. For climate-related transition risks and opportunities, an indicative rating is assigned based on qualitative aspects (opinions using scientific understanding of climate scenarios) rather than quantitative measures.

The tables presented below show the results of the assessments with reference to the medium-term (2035s) period, which is deemed the most significant for IGT's business as it represents the typical time frame for defining and implementing mid-term strategic and sustainability plans. The tables also include the list of initiatives that IGT has identified to enhance the resilience of its business model and strategy, in response to the identified climate-related risks and opportunities. In this regard, the SSC is responsible for reviewing and where deemed necessary and relevant approving a range of potential actions proposed by the Global Sustainability team, and the NCGC is updated on the various decarbonization workstream. The Company is dedicated to conducting further investigation or feasibility studies to improve and ensure its resilience against climate-related risks and opportunities.

### Climate-related physical risks

| Potential impact[(1)] | Materiality[(2)] | Possible mitigation |
|---|---|---|
| **Risk: Heat waves and extreme temperature**<br>Category: Chronic | | |
| Heatwaves and extreme temperature can affect the demand for cooling or air conditioning services, result in direct damage to property and building materials, and have a profound effect on employee productivity, potentially causing absenteeism, reduced physical performance and overall job performance. These problems are mainly related to the increased global wet bulb temperature (WBGT) - a measure of heat stress in direct sunlight that takes into account temperature, humidity, wind speed and sun angle. Moreover, most of the cooling systems used in IGT's facilities rely on electricity, resulting in higher energy consumption and energy costs.<br><br>IGT's facility in Reno and Las Vegas (Nevada, U.S.) and Lakeland (Florida, U.S.) are the sites most likely to be affected by heat waves due to their geographical location and weather conditions.<br><br>The mitigation initiatives already implemented, along with those that may be evaluated, will help IGT reduce its dependence on non-renewable energy sources and energy consumption in its facilities, as well as enhance its building resilience to high temperatures. This approach will help the Company to mitigate potential costs associated with heat waves and extreme temperatures. | | |
| • Increase in demand for cooling or air conditioning services<br>• Damage to assets and building materials<br>• Reduced productivity of the employees | SSP 1 - 2.6: Material<br>SSP 2 - 4.5: Material<br>SSP 5 - 8.5: Material | Initiatives already implemented by IGT include:<br>• Installation of photovoltaic systems<br>• Space management efficiency activities<br><br>Other initiatives which may be considered by IGT include:<br>• Installation of more efficient cooling systems<br>• Installation of renewable energy systems<br>• Installation of more efficient thermal insulation on assets<br>• Creation of green spaces and cooling spaces<br>• Educating employees about heat-related health risks and individual impacts mitigation actions |

[1] The time horizons do not refer to a singular point in time, but to a broader period of time: 2030 corresponds to the 2021-2040 timeframe; 2035 corresponds to the 2021-2050 timeframe; and 2050 corresponds to the 2041-2070 timeframe.

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| Potential impact[1] | Materiality[2] | Possible mitigation |
|---|---|---|
| **Risk: Wildfires**<br>Category: Acute | | |
| Wildfires poses safety risks, causing damage to buildings and equipment and potentially leading to the destruction of surrounding natural resources. This risk is particularly relevant for facilities located in regions with a drier climate, such as the Nevada geographic area. IGT's sites in Reno and Las Vegas (Nevada, U.S.) are most susceptible to fire risk because of the hot, dry desert climate and surrounding vegetation.<br><br>The mitigation initiatives that may be evaluated will help IGT increase the fire protection of its buildings and equipment, and help the Company to mitigate the potential costs associated with the risk of wildfires. | | |
| • Damage to assets and equipment | SSP 1 - 2.6: Immaterial<br>SSP 2 - 4.5: Immaterial<br>SSP 5 - 8.5: Immaterial | IGT is yet to implement any initiative but may consider the following:<br>• Improvement of the fire detection and suppression systems<br>• Management of vegetation around assets |
| **Risk: Heavy snowfalls**<br>Category: Acute | | |
| Snowfalls could be more intense due to climate change. Heavy snow can cause damage to buildings and infrastructure, potentially resulting in additional costs for repairs and maintenance. IGT's facility in Reno (Nevada, U.S.) is particularly exposed due to the region's cooler climate and mountainous terrain.<br><br>The mitigation initiatives that may be evaluated will help IGT increase the protection of its assets and equipment, and help the Company to mitigate the potential costs associated with the risk of heavy snowfall events. | | |
| • Damage to assets and equipment | SSP 1 - 2.6: Immaterial<br>SSP 2 - 4.5: Immaterial<br>SSP 5 - 8.5: Immaterial | IGT is yet to implement any initiative but may consider the following:<br>• Development of snow removal and management plans |
| **Risk: Riverine floods**<br>Category: Acute | | |
| Riverine flooding can cause damage to buildings and equipment. In areas where flooding is frequent, companies may need to invest in additional infrastructure and protections to mitigate the risks associated with flooding. IGT's facility in Rome (Italy) may be exposed to risk of river flooding because of its location near the Tiber River.<br><br>The mitigation initiatives that may be evaluated will help IGT increase the protection of its assets and equipment, and help the Company to mitigate the potential costs associated with the risk of riverine floods. | | |
| • Damage to assets and equipment | SSP 1 - 2.6: Immaterial<br>SSP 2 - 4.5: Immaterial<br>SSP 5 - 8.5: Immaterial | IGT is yet to implement any initiative but may consider the following:<br>• Development of specific plan for flood events |

(1) The impacts included in this table concerning climate-related physical risks are potential impacts which could occur over the medium-term (2035s) time period; actual impacts are deemed not to be relevant to date.

(2) Considers the potential financial impact of each physical risk in relation to the three RCP/SSP scenarios by reference to the medium-term (2035s) time period and the overall group materiality as outlined in the Independent Auditors' Report on page 93.

The physical risks assessment identified IGT's sites in Lakeland (Florida, U.S.) and Reno (Nevada, U.S.) most likely to be financially impacted by physical climate-related risks. These facilities are primary locations for critical and strategic activities, including printing, assembly of slots and games, lotteries, and digital betting terminals. The geographical location of each site makes them more vulnerable to the effects of climate change, potentially impacting IGT's operations.

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## Climate-related transition risks

| Potential impact[(1)] | Materiality[(2)] | Possible mitigation |
|---|---|---|
| **Risk: Environmental regulations and carbon taxes**<br>Category: Policy & Legal | | |
| The potential introduction of environmental regulation such as Carbon Taxes could increase the fixed and variable costs associated with carbon emissions. For example, the European Union's Carbon Border Adjustment Mechanism ("CBAM") Regulation requires companies that import products from regions outside the European Union to pay for the carbon emissions generated during the production of those goods. Such legislation could increase the cost of importing electronic components or materials used in the gaming industry, raising the cost of finished products. IGT's failure to manage climate issues could make the Company unprepared to respond to potential future laws or environmental regulations related to Carbon Taxes. The effects of carbon pricing mechanisms, such as CBAM, is expected to be more material in the short-term under a Net Zero scenario. Under a "High Emissions" scenario, no material impact is expected.<br><br>The mitigation initiatives already implemented, along with those that may be evaluated, will help IGT reduce its $CO_2$ emissions. This approach will help the Company to mitigate the possible costs associated with environmental regulations and carbon taxes. | | |
| • Increase in direct costs<br>• Increase in indirect (operating) costs<br>• Increase in capital expenditures<br>• Decrease in access to capital<br>• Decrease in revenues due to reduced demand for products and services<br>• Decrease in revenues due to reduced production capacity | SSP 1 - 2.6: Medium<br>SSP 2 - 4.5: Low<br>SSP 5 - 8.5: Low | Initiatives already implemented by IGT include:<br>• Installation of photovoltaic systems<br>• Replacement of old lighting systems with LED systems<br>• Space management efficiency activities<br>• Purchase of certified renewable energy<br>• Commitment to the Science Based Targets initiative<br><br>Other initiatives which may be considered by IGT include:<br>• Adoption of low- or no-carbon technologies<br>• Implementation of carbon offset strategies |
| **Risk: Consumer and stakeholder pressure**<br>Category: Market | | |
| Growing environmental awareness among consumers and stakeholders is leading to reduced demand for products and services that generate high level of greenhouse gas emissions. The absence of a proactive approach by IGT on these topics could result in a decline in revenues and market share, causing a significant loss of value for the Company. In addition, due to demand to reshape products and services, the Company could also face increased costs associated with technological change and the need to implement new low-carbon solutions. The environmental awareness of customers is expected to be greater under a Net Zero scenario as societies adopt more environmentally friendly practices, versus a "High Emissions" scenario where customers are not as climate conscious.<br><br>The mitigation initiatives already implemented, along with those that may be evaluated, will help IGT bring to the market products and services with better environmental performance, while showing greater commitment to integrating sustainability into its organizational structure. This approach will help the Company to mitigate the possible costs associated with consumer and stakeholder pressure. | | |
| • Increase in direct costs<br>• Increase in indirect (operating) costs<br>• Increase in capital expenditures<br>• Decrease in revenues due to reduced demand | SSP 1 - 2.6: High<br>SSP 2 - 4.5: Medium<br>SSP 5 - 8.5: Low | Initiatives already implemented by IGT include:<br>• Sourcing of more sustainable raw materials for all lottery products, such as Forest Stewardship Council-certified paper and non-toxic ink<br>• Performing a life-cycle assessment with eco-design purposes on some IGT's equipment (e.g., Retailer Pro S1 and S2 terminals)<br><br>Other initiatives which may be considered by IGT include:<br>• Training employees on environmental issues<br>• Promoting sustainability communications |

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| Potential impact[(1)] | Materiality[(2)] | Possible mitigation |
|---|---|---|
| **Risk: Industry shift to low-carbon technologies**<br>Category: Technology | | |
| The ongoing climate transition is leading a wave of innovative and environmentally responsible technologies in the market. As these new, sustainable technologies spread in the gaming industry, IGT may find itself pushed to invest in R&D initiatives with the aim of developing new best practices which entails an increase in the costs of technology investments and training to the employees. Failure to manage these transitions effectively could result in a decline in productivity, increased personnel costs, and long-term value losses. The industry shift toward low-carbon technologies is expected to be faster under a Net Zero scenario as the pressure from the market and society increases, vis-a-vis a "High Emissions" scenario where the pressure is lower.<br><br>The mitigation initiatives already implemented, along with those that may be evaluated, will help IGT develop and integrate innovative low-carbon technologies into its products and processes. This approach will help the Company to mitigate the possible costs associated with the industry shift to low-carbon technologies. | | |
| • Increase in direct costs<br>• Increase in indirect (operating) costs<br>• Increase in capital expenditures<br>• Decrease in revenues due to reduced production capacity | SSP 1 - 2.6: Low<br>SSP 2 - 4.5: Low<br>SSP 5 - 8.5: Low | Initiatives already implemented by IGT include:<br>• Performing a life-cycle assessment with eco-design purposes on some IGT's equipment (e.g., Retailer Pro S1 and S2 terminals)<br><br>Other initiatives which may be considered by IGT include:<br>• Training employees on environmental issues and new technologies<br>• Investment in R&D |

(1) The impacts included in this table concerning climate-related transition risks are potential impacts which could occur over the medium-term (2035s) time period; actual impacts are deemed not to be relevant to date.

(2) Considers only the potential qualitative impact of each transition risk in relation to the three SSP/RCP scenarios by reference to the medium-term (2035s) time period. IGT plans to model the quantitative impact of transition risks as more data becomes available.

### *Climate-related opportunities*

| Actual and potential impact[(1)] | Materiality[(2)] | Possible actions |
|---|---|---|
| **Opportunity: Resource management** | | |
| Adopting sustainable practices in managing resources, such as energy, raw materials, and water, can help the Company to potentially reduce the environmental impact of its operations and improve efficiency.<br><br>The initiatives already implemented will help IGT reduce its dependence on non-renewable energy sources for its facilities. This approach will help the Company to achieve costs reduction linked to better resource management. | | |
| • Reduced energy consumption and carbon emissions<br>• Cost savings and greater efficiency<br>• Minimize waste | SSP 1 - 2.6: Low<br>SSP 2 - 4.5: Low<br>SSP 5 - 8.5: Low | Initiatives already implemented by IGT include:<br>• Installation of photovoltaic systems |
| **Opportunity: Products and services efficiency** | | |
| Developing energy-efficient products or incorporating eco-features will enable IGT to meet market demand and achieve operational cost savings. Implementing eco-design strategies can help the Company to use more sustainable materials, reduce energy consumption and minimize waste generation.<br><br>The initiatives already implemented, along with those that may be evaluated, will help IGT develop and integrate innovative low-carbon technologies into its products and processes. This approach will help the Company to capture the cost benefits that can result from products and services efficiency. | | |
| • Reduced production and operating costs<br>• Improved efficiency and profitability<br>• Increased market shares and revenues | SSP 1 - 2.6: Medium<br>SSP 2 - 4.5: Low<br>SSP 5 - 8.5: Low | Initiatives already implemented by IGT include:<br>• Performing a life-cycle assessment with eco-design purposes on some IGT's equipment (e.g., Retailer Pro S1 and S2 terminals)<br><br>Other initiatives which may be considered by IGT include:<br>• Adoption of low- or no-carbon technologies<br>• Investment in R&D |

Annual Report and Accounts 2024 Page | 36

*Strategic Report*

| Actual and potential impact[(1)] | Materiality[(2)] | Possible actions |
|---|---|---|
| **Opportunity: Renewable energy** | | |
| As the global community increasingly prioritizes the transition to renewable energy source, IGT could take advantage of the growing demand for clean energy solutions and explore the use of renewable energy sources.<br><br>The initiatives already implemented, along with those that may be evaluated, will help IGT reduce its dependence on non-renewable energy sources. This approach will help the Company to capture the cost benefits linked to the use of renewable energy. | | |
| • Reduced carbon footprint<br>• Long term energy costs savings | SSP 1 - 2.6: Medium<br>SSP 2 - 4.5: Low<br>SSP 5 - 8.5: Low | Initiatives already implemented by IGT include:<br>• Installation of photovoltaic systems<br>• Purchase of certified renewable-energy<br><br>Other initiatives which may be considered by IGT include:<br>• Adoption of low- or no-carbon technologies |
| **Opportunity: Customer satisfaction** | | |
| As consumers become more environmentally conscious, there is a growing demand for sustainable products and services. By meeting these demands, companies can improve their customer satisfaction and loyalty, enhance their public image, and potentially access new markets.<br><br>The initiatives already implemented will help IGT bring to the market products and services with better environmental performance, thereby enabling the Company to capture this growing demand and improve its customer satisfaction. | | |
| • Improved customer satisfaction and loyalty<br>• Enhanced public image<br>• Entry into new markets | SSP 1 - 2.6: High<br>SSP 2 - 4.5: Medium<br>SSP 5 - 8.5: Low | Initiatives already implemented by IGT include:<br>• Performing a life-cycle assessment with eco-design purposes on some IGT's equipment (e.g., Retailer Pro S1 and S2 terminals) |
| **Opportunity: Improvement of technologies and resilience** | | |
| The transition to a low-carbon economy requires the spread of new and more efficient technologies. New technologies can help to automate tasks, saving time and costs; new processes can help companies to streamline operations, which can also lead to efficiency gains.<br><br>The initiatives that may be evaluated will help IGT to develop and integrate low-carbon technologies into its products and processes. This approach will help the Company to streamline its operations and improve the overall efficiency. | | |
| • Improved efficiency<br>• Reduced costs<br>• Improved overall profitability<br>• Potentially reduced exposure and improved overall resilience to climate-related risks | SSP 1 - 2.6: Low<br>SSP 2 - 4.5: Low<br>SSP 5 - 8.5: Low | IGT is yet to implement any initiative but may consider the following:<br>• Adoption of low- or no-carbon technologies<br>• Investment in R&D |
| **Opportunity: Legislative and financial benefit** | | |
| As governments and financial institutions prioritize sustainability, there are increasing opportunities to access funding, tax incentives, and other benefits for adopting environmentally friendly practices and technologies.<br><br>The initiatives that may be evaluated will help IGT to develop and integrate innovative low-carbon technologies into its products and processes. This approach may render IGT eligible for access to more funding, tax incentives, and other benefits. | | |
| • Potentially lowered costs of capital<br>• Improved financial stability<br>• Enhanced competitiveness<br>• Improved reputation<br>• Attract environmentally conscious customers and investors | SSP 1 - 2.6: High<br>SSP 2 - 4.5: Medium<br>SSP 5 - 8.5: Low | IGT is yet to implement any initiative but may consider the following:<br>• Adoption of low- or no-carbon technologies<br>• Investment in R&D |

(1) The impacts included in this table concerning climate-related opportunities are (i) actual impacts, where the Company has implemented initiatives to address such impacts, and (ii) potential impacts which could occur over the medium-term (2035s) time period, where the Company has yet to implement any initiatives to address such impacts.

(2) Considers only the potential qualitative impact of each opportunity in relation to the three RCP/SSP scenarios by reference to the medium-term (2035s) time period. IGT plans to model the quantitative impact of opportunities as more data becomes available.

Annual Report and Accounts 2024 Page | 37

*Strategic Report*

## Metrics and Targets


IGT's Near-term, Long-term and Net Zero targets as validated by the SBTi
(represents potential emission trend and targets only; does not reflect actual outcome)
Scope 1, Scope 2 and Scope 3 emissions (tons CO2eq/year)
Base Year (2019)
1 SBT Near-term (2030)
2 SBT Long-term (2050)
-50% S1 + S2
-30% S3
-90% S1 + S2
-90% S3
Scope 3 (S3)
Scope 1 (S1) + Scope 2 (S2)
2019
2020
2021
2030
2047
2048
2049
2050
2051
3 SBT Net Zero
Offsetting the 10% residual emissions

**Near-term targets to be achieved by 2030 (from 2019)**

- Reduce absolute Scope 1 and Scope 2 greenhouse gas emissions by 50%
- Reduce absolute Scope 3 greenhouse gas emissions by 30%

**Long-term targets to be achieved by 2050 (from 2019)**

- Reduce absolute Scope 1 and Scope 2 greenhouse gas emissions by 90%
- Reduce absolute Scope 3 greenhouse gas emissions by 90%; offset the residual 10% of emissions by 2050

As outlined in the "Environment" section on page 28, IGT is intensifying its efforts to limit its climate change impacts based on scientific evidence by joining the SBTi and committing to reduce near- and long-term emissions across Scope 1, Scope 2 and Scope 3 categories, in line with the SBTi's criteria. These targets, validated by the SBTi, enable IGT to address climate risks, mitigate potential climate impacts such as costs related to carbon pricing, and capitalize transition-related climate opportunities. In the event of a change in the Company's perimeter, such as following the closing of the Proposed Transaction, SBTi targets will be revised so as to reflect the actual shape of the business. IGT may also consider establishing additional targets and KPIs not linked to the SBTi commitment to proactively manage climate-related risks and seize climate-related opportunities. IGT's Decarbonization Pathway is designed to achieve the SBTi targets mentioned above and outlines several workstreams to investigate and implement potential greenhouse gas emission reduction initiatives, closely tied to its business operations.

IGT evaluates and reports its greenhouse gas emission inventory annually across all Scope 1, Scope 2 and Scope 3 categories. The quantification of GHG emissions serves as key performance indicators to track progress towards achieving the SBTi targets. This process also allows the Company to fully understand the extent of its carbon footprint and improves its ability to provide comprehensive disclosure to its stakeholders. IGT's greenhouse gas emission inventory aligns with the trajectory of the targets submitted to the SBTi.

For information on IGT's greenhouse gas Scope 1 and Scope 2 emissions data, as well as the assumptions and methodology used in the calculation, please refer to the "Environment" section on page 28. As noted therein, the Company has managed to reduce Scope 1 and Scope 2 gross greenhouse gas emissions by 15% compared to 2019, in line with the trajectory of the targets submitted to the SBTi, with the contribution of all the initiatives implemented in the last years.

Scope 3 emissions, disclosed in IGT's annual Sustainability Report, were calculated according to the Greenhouse Gas Protocol methodology primarily using the emission factors from Ecoinvent, the U.K. Department for Environment, Food & Rural Affairs (DEFRA), and Agence de la transition écologique (ADEME). The following categories were included in the Scope 3 emissions calculations: Purchased Goods and Services; Capital Goods; Fuel and Energy Related Activities; Upstream Transportation and Distribution; Waste Generated in Operations; Business Travel; Employee Commuting; Upstream Leased Assets; Downstream Transportation and Distribution; Use of Products Sold; End-of-Life Treatment of Products Sold; Downstream Leased Assets; and Investments.

Annual Report and Accounts 2024 Page | 38

Section 172(1) Statement Section 172(1) of the CA 2006 requires a director of a company to act in a way that they consider, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole. In doing so, the directors must have regard, among other matters, to (a) the likely consequences of any decision in the long-term; (b) the interests of the company’s employees; (c) the need to foster the company’s business relationships with suppliers, customers and others; (d) the impact of the company's operations on the community and the environment; (e) the desirability of the company maintaining a reputation for high standards of business conduct; and (f) the need to act fairly as between members of the company. The Board is responsible for formulating and overseeing the implementation of the Company’s strategy to achieve long-term success, hence during the past year the Directors considered each matter which came before the Board and its Committees from a long-term impact perspective, including with respect to the interests of IGT’s employees and other key stakeholders. The Board and its Committees received from management, reviewed and discussed information and reports relating to operations across IGT within their respective remit. The Chair of each Committee regularly reported to the Board on the outcome of those reviews and discussions, including opinions and proposals on matters considered. In the interest of productive discussions and informed decisions, the Chairs of the Board and its Committees collaborate with the Corporate Secretary team and other executives of the Company in ensuring that accurate, timely and clear information are provided to the Directors in a form that would enable the Board and its Committees to discharge their duties. Feedback from engagement with key stakeholders pursued during the year, where relevant, would supplement the internally provided information and standpoint, including for potential Board’s consideration. Our stakeholders The Company’s key stakeholders, the main initiatives taken by the Company and management’s commitment to keep a two-way communication and ultimately enhance the Company’s relationships with them are described in this section. The Directors also participate in stakeholder engagement events, as indicated, which support their understanding of key issues and challenges, which can then be factored into future decision making. REGULATORS IGT’s activities are subject to extensive and complex governmental and regulatory requirements, which are constantly evolving and may vary from jurisdiction to jurisdiction. We continue to build on our well-established local presence and relationships with regulators in the countries where IGT operates around the world. Engagement • Cooperation with regulatory authorities to maintain, renew and expand, as appropriate, our global regulatory licensing portfolio; attendance to personal interviews as well as corporate visits and routine investigations. • Regular meetings with public authorities and institutions at local and global levels to actively provide updates on the development of the Company’s operations and to demonstrate integrity, knowledge and expertise in the conduct of the business. • Various engagements with gaming authorities and industry groups to expand IGT’s responsible gaming product reputation and offerings above and beyond jurisdictional regulations. • Various engagements with regulatory authorities to obtain the required governmental and/or gaming approvals in connection with the Proposed Transaction. Impact • Ensures that the Company understands and is meeting its evolving regulatory obligations. • Allows the Company to remain up-to-date on political and regulatory trends in the jurisdictions where it does business. • Enables the Company to introduce technological and product innovations in compliance with regulatory requirements in force in various jurisdictions. • Helps improve institutional relationships and reinforces the perception of the Company as a reliable partner. Strategic Report Annual Report and Accounts 2024 Page | 39

SHAREHOLDERS / INVESTORS Our retail and institutional shareholders are the owners of the Company, and we want them to be best positioned to follow the performance of the Company through our continuing and periodic reporting. We maintain regular and proactive dialogue with our shareholders, potential new investors, proxy advisors, rating agencies and analysts, including on announced strategic initiatives, changes or achievements. Engagement • Numerous conferences and meetings, including equity and leveraged finance conferences, which provided opportunity for analysts and actual or potential investors to directly interact with management. • Several in-person and virtual non-deal roadshows, in addition to hundreds of ad-hoc, one-on-one meetings with selected members of the investment community; hosted analysts and investors at G2E tradeshow. • Hosted group meetings at our Providence headquarters focused on Lottery, and Las Vegas visits focused on IGT Gaming, providing opportunity for analysts and investors to engage with segment-level leadership. • Engagement of the Executive Chair with selected large shareholders. • Engagement with proxy advisory firms for insights on best practices on governance and executive compensation, as well as ESG and other matters. • Targeted investor outreach with investors, analysts, and credit rating agencies related to the sale of IGT Gaming. Impact • Facilitates open dialogue between the Company and its shareholders. • Allows communication and illustration of key developments and significant events to investors. • Helps management and the Board understand investor sentiment or reaction, particularly on strategic matters. • Supports the share market performance. • Attracts new capital investments to support the Company’s business needs. EMPLOYEES Employees are key contributors to business success and IGT promotes their wellbeing while listening to, respecting and valuing their ideas, suggestions and expectations to more effectively deal with the challenges posed in today’s gaming market. Engagement • Employee events, including more than 40 town halls, leadership forums, webinars, as well as lunches and volunteer opportunities ran by local IGT leadership councils, to ensure employees are knowledgeable about the Company’s business development, strategy and performance; some of these events were also attended by Directors. • Employee communication, with distribution of weekly newsletters highlighting stories from the business and individuals, to ensure employees are more knowledgeable about each other and the Company. • IGT’s “listening strategy” which encompasses employee engagement survey tool along with a hiring manager/ candidate/on-boarding/exiting employee survey tool, as well as YourIGT anonymous feedback tool available to employees on the intranet 24/7, to gather constant feedback from employees on where the Company did well and where it needs to do more. • Employee training webinars covering topics such as goal setting, performance feedback, career and professional development conversations, to create and cultivate a digital mindset. • Specific initiatives to further embed inclusion within the business, such as The “Power of We” DEI podcast, Courageous Conversations (curated, facilitated inclusion learning forums) and the DEI Spotlight (employee inclusion storytelling format) and sessions planned by our Employee Impact Groups, many of which provided learning and professional development opportunities and community building across a range of employee demographics. • The Employee Advisory Committee which is comprised of a diverse group of employees worldwide advised the Global Head of People and Transformation function on a variety of topics. Impact • Allows communication of key business developments and performance results and goals across the organization. • Allows management to receive and consider employee views on key issues (such as relating to the Proposed Transaction) and to provide feedback to the Compensation Committee and/or the Board on human capital management matters such as employee engagement and DEI. • Helps inform future decisions impacting employees. • Boosts employee motivation, enhances loyalty and reinforces the sense of belonging to the Company. See section headed “Employee - Communication” on page 27 and “Employee - Employee involvement in the Company’s performance” on page 28 for further discussions on these topics. Strategic Report Annual Report and Accounts 2024 Page | 40

PLAYERS AND CUSTOMERS IGT works closely with its customers to help them attract and retain new players and conducts extensive research on new and existing products and solutions to understand player behavior and ensure optimal player experiences in a safe and protected environment. Engagement • A variety of customer and industry events, including customer visits via mobile showroom tours, trade shows such as the Global Gaming Expo (G2E) - also attended by our CEO, ICE London and its Consumer Protection Zone - also attended by our CEO, Indian Gaming Tradeshow & Convention (IGA), Oklahoma Indian Gaming Association (OIGA), Northwest Indian Gaming Association (NWIGA), Australasian Gaming Expo (AGE), EL Industry Days, National Association of State and Provincial Lotteries (NASPL) Trade Show - also attended by our CEO, Asia Pacific Lottery Association (APLA) Seminar and XVIII Congreso de CIBELAE. • Gaming and lottery industry association conferences, seminars, dialogues (e.g. World Lottery Summit - also attended by our CEO, EL/WLA CSR/RG Seminar, EL Communications Workshop, NASPL Professional Development Seminar, PGRI Lottery Smart-Tech Conference, CIBELAE Social Responsibility Seminar, and MGS Summit in Macau) and panel discussions with other industry thought leaders (e.g. PGRI Retail Modernization, PGRI Digital Lottery, PGRI Lottery Expo, PGRI Women Initiative in Lottery Leadership (WILL) and La Fleurs). • Numerous customer forums throughout the world, in-venue product launch activations, innovation seminars, retail webinars, workshops and training. • Contact centers and feedback from customers through satisfaction surveys, scorecards, trade marketing surveys on new products and services, survey research and in person customer reviews. • Collaboration with and supporting a wide variety of stakeholders, including problem gambling researchers such as the International Center on Responsible Gaming (ICRG), organizations dedicated to promoting awareness, and policy makers with the goal of supporting responsible gaming. Impact • Allows sharing of experiences, best practices and other retailer insights from IGT leadership’s standpoint. • Helps understand challenges and opportunities facing the gaming industry and stay enlightened on public policy issues. • Serves as a platform to gain better understanding of customers’ ever-changing needs and how well the Company is meeting customer needs. • Opportunity to provide incremental brand awareness. • Opportunity to build relationship and network, reinforce IGT’s position in the gaming industry, and to attract and win customers. SUPPLIERS Suppliers play a key role in IGT’s ability to support its customers’ requirements. We work with suppliers that can ensure high quality products and services and meet high economic, ethical, and socio-environmental standards. Engagement • Regular meetings with existing and prospective suppliers. • Periodic visits to and inspections on strategic suppliers to review commercial and quality issues, and other business-related topics; periodic business and quality reviews on direct material suppliers. • Feedback from our top direct material, consumable and indirect suppliers on ESG topics through the annual ESG supplier questionnaire introduced in 2023. • Engagement with key suppliers with respect to IGT’s Decarbonization Pathway through the ESG supplier questionnaire. • Continue to undertake due diligence measures on the source and chain of custody of conflict minerals contained in the Company’s machine products. Impact • Helps understand suppliers’ challenges and favors closer collaboration with the Company to resolve them. • Provides suppliers with the relevant feedback to help IGT meet its customers’ expectations for quality, cost and timely delivery of its products and services. • Allows integration of sustainability along the entire value chain and improves ESG impact in the Company’s daily operations. • Provides insights into suppliers’ ESG performance and areas for improvement. • Ensures substantive content to and simplifies Board approval of IGT’s annual Modern Slavery Statement. Strategic Report Annual Report and Accounts 2024 Page | 41

COMMUNITY We are committed to community involvement through dedicated corporate and employee-driven programs that enrich and strengthen the communities in the areas where we operate, while at the same time supporting IGT’s sustainability goals. Engagement • Active engagement and partnership with organizations that align with the Company’s overall support endeavors and provide employees with the opportunity to give back to their local communities, such as the American Heart Association, St. Baldricks Foundation, Red Cross, Alzheimer’s Association, Crossroads, Food Bank of Northern Nevada, Three Square, and Rhode Island Community Food Bank. • Various local community engagement events and initiatives, such as Earth Month, Global Giving Month, Literacy Awareness Month, Food Insecurity Awareness Month, and Season of Giving. • Regular engagement with local community After School Advantage programs to expand digital literacy and technology learning opportunities to local youth. Impact • Allows the Company to create and maintain ties with local communities that may reinforce its reputation and instill a sense of proximity and engagement on common good initiatives. • Allows employees to participate in and experience the positive effect the Company has on their local communities. • Fosters initiatives to align with the United Nation’s SDGs adopted by the Company. See “Community” on page 24 for community activities carried out by the Company. Key decisions Set out below are examples of key decisions taken in 2024 with due consideration of the interests of the Company’s main stakeholders. Strategic alternatives for Gaming & Digital Stakeholders considered: In July 2024, the Company and Everi announced that they had entered into definitive agreements whereby IGT Gaming and Everi would be simultaneously acquired by a newly formed holding company owned by Apollo Funds (i.e. funds managed by affiliates of Apollo Global Management, Inc. (“Apollo”)) in an all-cash transaction which superseded the February 2024 Agreements. Following the closing of the Proposed Transaction, IGT Gaming and Everi will be privately owned companies that are part of one combined enterprise. IGT will receive a purchase price before transaction costs and other customary closing adjustments of $4.05 billion in cash for IGT Gaming and, as disclosed in the Company’s announcement on the Proposed Transaction, expects significant portions of the cash proceeds to be used to repay debt and to be returned to shareholders. The Directors held a number of meetings between April 2024 and the announcement of the Proposed Transaction in July 2024 to review and discuss Apollo’s proposal and its implications, including comparing the transactions contemplated by the February 2024 Agreements with the Proposed Transaction with respect to deal timing, closing likelihood, and value creation, among other things. During such meetings, the Directors also received updates from management on the progress of discussion and negotiation with Everi and Apollo. As the assessment and negotiation progressed, the Board deemed that it was in the best interests of the Company and its shareholders to establish a committee composed solely of independent and disinterested Directors in light of potential conflicts of interests of one or more members of the Board. As a result, the Board established a Special Committee made up of all the independent Directors with full power and authority to consider and determine IGT’s actions in connection with the Proposed Transaction, including valuation, terms and conditions (including with respect to certain employment matters and employee compensation and benefit arrangements) and whether or not to proceed with such transaction. The Proposed Transaction was unanimously approved by the Special Committee and represents a positive evolution of the February 2024 Agreements and a successful culmination of the Strategic Review launched in 2023. In reaching its decision, the Special Committee consulted with management and the Company’s financial and legal advisors and also considered a variety of factors, including the Directors’ belief that the value offered to IGT is more favorable to the Company and its shareholders than the potential value from the alternatives available to IGT, including the transactions contemplated by the February 2024 Agreements. After the closing of the Proposed Transaction, IGT’s shareholders will continue to own one hundred percent of IGT’s Lottery business, and IGT will be positioned for long-term success as a pure play global lottery player with a more focused, compelling business model and an optimized capital structure to drive long-term shareholder value. The Company has retained advisors, legal counsel, and consultants who will continue to support the Company through the closing. Strategic Report Annual Report and Accounts 2024 Page | 42

Board membership Stakeholders considered: The Company announced changes to the Board composition in March 2024 which took effect as follows: • Marco Drago stepped down from his role as Non-Executive Director of the Board following conclusion of the Company’s AGM on May 14, 2024; and • Upon resignation from his role as CEO of IGT PlayDigital, Enrico Drago was appointed as a Non-Executive Director of the Board effective April 1, 2024, succeeding Marco Drago. The Board deemed such changes to be a natural evolution that supports the Company’s vision for its next era of growth and transformation, and believed that Enrico’s years of industry experience having served in operational capacities at the Company, value-creation mindset and understanding of global growth opportunities will enhance the Board and strengthen IGT’s capabilities to execute on its long-term strategy and identify new value creation initiatives. The Board, with support from the Nominating and Corporate Governance Committee, continues to evaluate its composition to ensure the right mix of skills are present to meet the Company’s evolving needs, being persuaded that a diverse Board leads to a better understanding of the interests of the Company’s key stakeholders when taking strategic decisions. Financing Stakeholders considered: The Board approved a benchmark offering of senior secured notes and, in September 2024, €500 million 4.25% senior secured notes due 2030 were successfully priced for issuance by a wholly-owned subsidiary of IGT, with the Parent and certain of its wholly-owned subsidiaries to act as guarantors on a senior basis. Proceeds of the offering were used to, amongst other things, redeem IGT’s 6.5% senior secured notes due February 2025 and pay certain debt issuance costs incurred in connection with the offering. The transaction represents a follow-up to the capital structure initiatives executed over the last few years to bolster IGT’s credit profile, taking advantage of better market conditions from time to time. The decision not only extended the average life of the Company’s debt instruments and improved the outlook for IGT’s capital structure and liquidity position, but also enabled IGT to support and preserve its operations, protect the long-term value of the business and further strengthen the Company’s financial resilience. The Company also believes that liability management is an effective means to reinforce ties and build trust with external stakeholders, including investors, lenders, suppliers, customers and regulators. Strategic Report Annual Report and Accounts 2024 Page | 43

Principal Risks and Uncertainties The Company faces a number of risks which could impact the achievement of its strategic objectives. These risks can be caused by factors internal or external to the Company. While it is not possible to identify or anticipate every potential risk due to the changing business environment, the Company has an established Enterprise Risk Management (“ERM”) program to identify, assess, manage, report and monitor enterprise risks that pose the greatest threat to IGT’s ability to achieve its strategic objectives. The ERM program also monitors multiple news and information sources, and works with leading external risk research and advisory companies, in collaboration with participants from a variety of industries, to gauge and track the emerging risk landscape to help identify potential emerging risks. The Company has the following ERM model in place to help ensure there is effective risk governance and that sound risk management practices are established and adhered to. Generally, key risks are assessed on a residual basis (i.e. the actual risk that remains after considering and assessing the effectiveness of controls). The assessment methodology incorporates a determination of the risk likelihood and the potential financial, regulatory and reputational impacts as well as impacts on IGT’s strategic objectives and operations/ customers. In addition, a determination is made as to whether risks have one or more environmental, social and/or governance components. It also includes an evaluation of the operating and design effectiveness of such risk’s controls. IGT’s ERM mission is to provide the Board and its Audit Committee, IGT’s Global Compliance Governance Committee and the senior leadership team with actionable insights and intelligence to enable confident and effective risk-informed decision-making. To this end, the results of risk and control self-assessments of select risks in IGT’s risk register are reported to the Audit Committee regularly. Strategic Report Annual Report and Accounts 2024 Page | 44

IGT’s risk categorization Strategic Risks arising from the fundamental business decisions that senior management makes concerning IGT’s strategy and objectives and can also relate to management’s ability to anticipate and react to changing economic, operating, environmental, or other external conditions. Operational Risks arising out of IGT’s daily tactical business activities and are the result of inadequate or failed internal processes and systems, human error and misconduct, or external events (e.g., natural disaster). Operational risks exclude those specific to Technology and Information Security Risks. Government, Regulatory and Legal Risks as a result of intentional or inadvertent violations of, or noncompliance with, applicable laws, regulations, codes of conduct, or organizational and/or ethical standards of practice by the actions or inactions of employees, suppliers, third parties, etc. Technology and Information Security IGT’s exposure to harm or loss resulting from breach of, or attacks on, IGT’s information systems, or the risk of possible loss or harm related to the breach or inadequate management of technology infrastructure, or the unauthorized use of technology within IGT resulting in theft or loss of information to IGT’s strategy, businesses, products, customers, or employees. Financial Risks relating to IGT’s ability to acquire, manage and deploy its financial resources and prudently manage the financial risks associated with it. The potential impact of IGT’s key risks, and the primary mitigating controls in place to manage their impact, are as follows: Strategic Talent and People strategy Description The Company’s ability and strategy to attract and retain key management, product development, finance, marketing, and research and development personnel, and its ability to attract and maintain a diverse workforce, is directly linked to the Company’s continued success. In all of the industries in which the Company operates, the market for qualified executives and highly-skilled technical workers is intensely competitive, and increasing competition for talent and changing expectations of current and prospective employees pose new challenges relating to the attraction and retention of key personnel. Impact The loss of key employees or an inability to hire a sufficient number of technical staff could limit the Company’s ability to develop successful products and could cause delays in getting new products to the market. Mitigation • We develop and update succession plans for key roles. • We provide well-structured and competitive reward and benefit packages that ensure our ability to attract and retain the employees we need. • We invest in training and career development opportunities for our people to support them in their careers. • We strive to create a fair and inclusive culture that values unity, diversity, and belonging in our people, players, customers, and communities. Increased competition Description The industries in which the Company operates are dynamic and evolving, with new and emerging products, services, technologies, innovations, participants, and competitors. The Company’s future success will depend, in part, on its ability to successfully navigate and lead in this changing competitive landscape in order to maintain or increase its market share, attract new customers and players and retain existing ones, and develop innovative services, products, and distribution methods/systems. Impact Increased competition may result in increased pricing pressures on a number of the Company’s products and services, and may impact the Company’s results and financial position. Mitigation • We devote significant time and resources to researching and developing innovative services, products, and distribution methods/systems. Strategic Report Annual Report and Accounts 2024 Page | 45

Operational Contract manufacturing and supply chain management and oversight Description The Company purchases most of the parts, components, and subassemblies necessary for its lottery terminals from outside sources. The Company outsources the manufacturing and assembly of certain lottery terminals to third-party vendors. Impact The Company’s operating results could be adversely affected if one or more of its manufacturing and assembly outsourcing vendors fails to meet defined quality standards and production schedules. Disruptions and delays could adversely affect our suppliers’ ability to meet production schedules. Mitigation • We put in place multiple mitigation strategies to reduce the impact of supply chain and parts shortages, including adjusting delivery and production schedules. • We continue to monitor the extent of the supply chain and parts shortages and its impact on the Company’s operations. Product-related risks (product integrity, flaws and quality concerns, and unauthorized use) Description The real and perceived integrity and security, quality, and proper use of the Company’s products and systems are critical to its ability to attract customers and players. Impact The Company could be negatively impacted if there is a real, perceived, or alleged lack of integrity or security of its products or systems, or there are other product flaws or defects, or if the Company’s products, games and/or systems are used or accessed in a way that the Company does not authorize or intend. Mitigation • We devote significant time and resources to researching and developing quality products that meet exacting specifications and expectations around integrity. • There are robust quality assurance and product approval processes. Environmental, social and governance (ESG) strategy and practices Description Stakeholders demand greater corporate accountability, transparency and sustainability and want to know how organizations are affecting the environment, how they treat their employees, customers and communities, and if they conduct their business ethically. The Company is expected to be able to implement best practices or effectively manage, and meet stakeholder expectations around, evolving ESG issues such as greenhouse gas emissions, tracking or monitoring emissions, responsible gaming, community support initiatives, sustainable operations and compliance with relevant laws and regulations. Impact The Company’s ESG practices may influence investment and business decisions of investors and business partners, respectively. Mitigation • We strive to develop ESG initiatives and programs, such as the forward-looking global Sustainability Plan, that drive the Company towards its priorities and ambitions. • We maintain certifications in responsible gaming and offer responsible gaming features as part of our core products. • We support the community through corporate and employee driven programs. Government, Regulatory and Legal Regulatory suitability and licensing Description The Company is subject to extensive background investigations, and other investigations of various types are conducted by governmental and licensing authorities with respect to applicable lottery regulations. These regulations and investigations vary from time to time and from jurisdiction to jurisdiction where the Company operates. Impact The Company’s operations may be impacted if the Company is unable to obtain a privileged lottery license or have a privileged lottery license revoked by a regulatory authority. Mitigation • Regulatory suitability and licensing are centrally coordinated by a dedicated team with the objective of obtaining and maintaining our privileged lottery licenses. Strategic Report Annual Report and Accounts 2024 Page | 46

Technology and Information Security External cyberattacks Description The Company's business involves the storage and transmission of confidential business and personal information, and theft, security breaches, or unauthorized access of a Company system may expose the Company to a risk of loss of, or improper use and disclosure of, such information, which may result in significant litigation expenses, liability exposure, reputational harm, and loss of consumer confidence in the integrity and security of the Company’s products and systems. Cyberattacks on businesses, including those targeting the gaming industry, are becoming more frequent, and increasingly more difficult to anticipate and prevent due to their rapidly evolving nature, and the Company believes that risks and exposures related to cybersecurity will remain high for the foreseeable future. While the Company monitors risks from cybersecurity threats, and has identified, reported, and managed cybersecurity incidents in the past, including the incident disclosed by the Company in November 2024, we may not be able to prevent or detect every cyberattack or incident or reduce the negative effects they may cause. Impact Failure, compromise, or breach of the Company’s security measures that results in the release of confidential business and/or personal information could seriously harm the Company’s reputation and have a materially adverse effect on the results of operations, business, financial condition or prospects of the Company and the Company’s customers. Additionally, cyberattacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable. Mitigation • We continuously implement and improve network security measures and data protection safeguards to prevent or detect cyberattacks. • We put in place and improve our internal policies and procedures, and also hold insurance policies that can mitigate losses incurred due to cyberattacks. The Company also faces other risks and uncertainties in its operations. For example: • The Company has a concentrated customer base, and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue. • The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts with its customers. The termination of or failure to renew or extend one or more of the Company’s lottery contracts, or the renewal or extension of one or more of the Company’s lottery contracts on materially altered terms, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects. • Adverse changes in discretionary consumer spending and behavior, including as a result of the occurrence or perception of economic slowdown, rising interest rates and/or inflation, may adversely affect the demand for lottery and overall economic trends specific to the lottery industry and the Company’s business. • The Company’s Italian licenses, lottery contracts in the U.S. and in other jurisdictions, and other service contracts often require performance bonds or letters of credit to secure its performance under such contracts and require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. • If the Company is unable to protect its intellectual property, unable to prevent its unauthorized use by third parties, or unable to license intellectual property from third parties, its ability to compete in the lottery market may be harmed. • The Company’s inability to successfully complete and integrate acquisitions could limit its future growth or otherwise be disruptive to its ongoing business, and divestitures may materially adversely affect the Company’s financial condition, results of operations or cash flows. • The Company may not complete the sale of IGT Gaming to Apollo Funds within the time frame anticipated or at all, and the pendency of such transaction could adversely affect our business and operations. • The Company’s results of operations, cash flows and financial condition could be affected by public health issues, geopolitical and regulatory instability and other potentially disruptive events in the locations where the Company’s customers, suppliers or regulators operate. • The Company is subject to physical risks relating to climate change and transitional risks relating to governmental and societal responses to climate change. • The Company faces risks related to the extensive and complex governmental regulation applicable to its operations. • Failure to comply with data privacy laws could result in significant penalties, and the Company is exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanction programs. • Negative perceptions and publicity surrounding the lottery industry such as problem gambling and failure to address responsible gaming adequately could lead to increased regulation. Strategic Report Annual Report and Accounts 2024 Page | 47

• Changes to U.S. and foreign tax laws could adversely affect the Company. • The concentrated voting power held by De Agostini may limit other shareholders’ ability to influence corporate decisions. • Covenants in the Company’s debt agreements may limit its ability to pay dividends, repurchase shares, and operate its business. • The Company’s results of operations may be negatively impacted if any impairment of goodwill or intangible assets is determined. • The establishment and utilization of alternative reference rates may increase the amount of interest the Company pays with respect to floating rate indebtedness denominated in U.S. dollars. • Fluctuations in foreign currency exchange rates affect our reported operating results in U.S. dollar terms and may also impact our ability to accurately predict our future results. This Strategic Report was approved by the Board on March 6, 2025 and signed on its behalf by: Vincent Sadusky Chief Executive Officer March 12, 2025 Strategic Report Annual Report and Accounts 2024 Page | 48

*Directors' Report*

This Directors' Report has been prepared in accordance with requirements of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended, that apply to the Company.

## Governance

### Our Board of Directors

The Directors are responsible for the management of the Company's business, for which purpose they may exercise all the powers of the Company whether relating to the management of the business or not.

The Directors for the financial year ended December 31, 2024 were: Marco Sala (Executive Chair), James McCann (Vice Chair and Lead Independent Director), Vincent Sadusky (CEO), Massimiliano Chiara (CFO), Alberto Dessy, Enrico Drago, Ashley M. Hunter, Heather McGregor, Lorenzo Pellicioli, Maria Pinelli, Samantha Ravich and Gianmario Tondato Da Ruos. Marco Drago was also a Director until May 14, 2024.

The Board is currently comprised of (i) seven independent directors, and (ii) five non-independent directors - Marco Sala, Vincent Sadusky, Massimiliano Chiara, Lorenzo Pellicioli and Enrico Drago. Messrs. Pellicioli and Drago are the Chairman and Vice-Chairman, respectively, of the board of directors of De Agostini, the Company's controlling shareholder. Marco Sala also serves on the board as CEO of De Agostini.


Role
Executive
Non-executive
3; 25.0%
9; 75.0%
Independence
Independent
Non-independent
7; 58.3%
5; 41.7%
Tenure
0 to <5 years
5 to <10 years
4; 33.3%
8; 66.7%
Gender diversity
Female representation
4; 33.3%
Ethnic diversity
Ethnically diverse
1; 8.3%

| **Skills and Experience as reported by Directors** | International experience | Other public company experience | Accounting / Financial reporting | Legal / Regulatory / Risk | Customer / Retail | Digital / Technology | Institutional | Environmental, social and governance |
|---|---|---|---|---|---|---|---|---|
| Massimiliano Chiara | ● | ● | ● | ● | | | | ● |
| Alberto Dessy | ● | ● | ● | | | | | ● |
| Enrico Drago | ● | | | | ● | ● | | |
| Ashley M. Hunter | ● | | | ● | | ● | | ● |
| James McCann | ● | ● | | | ● | ● | | ● |
| Heather McGregor | ● | ● | ● | ● | | | ● | |
| Lorenzo Pellicioli | ● | | ● | ● | | | ● | ● |
| Maria Pinelli | ● | ● | ● | ● | ● | ● | ● | ● |
| Samantha Ravich* | ● | | | ● | | ● | | ● |
| Vincent Sadusky | ● | ● | ● | ● | | ● | | |
| Marco Sala | ● | ● | | | ● | | ● | ● |
| Gianmario Tondato Da Ruos | ● | ● | ● | | ● | | | ● |

** Cybersecurity expert*

Annual Report and Accounts 2024 Page | 49

Directors' Report

(A) Audit Committee (C) Compensation Committee (N) Nominating and Corporate Governance Committee

(A) (C) (N) Committee Chair



**Marco Sala**
**Executive Chair; Executive Director**
**Age** 65
**Appointed to the Board** April 2015

*Professional experience*

- Notable roles
  - Executive Chair of the Board since January 2022
  - CEO of De Agostini S.p.A., IGT's controlling shareholder, since June 2022
  - Chairman and CEO of DeA Capital S.p.A. since April 2022 and April 2023, respectively
  - Director of B&D Holding S.p.A. since December 2024
  - Previously served as CEO of the Company from April 2015 to January 2022
  - Previously served as a director of Opap from 2003 to June 2019
- 39 total years of professional experience.

*Education and Professional credentials*

- Bocconi University, Milan, Italy
  - Bachelor of Science, Major in Business and Economics



**James F. McCann**
**Vice Chair and Lead Independent Director**
**Age** 73
**Appointed to the Board** April 2015
**Committee membership** (N)

*Professional experience*

- Notable roles
  - Chairman and CEO of 1-800-Flowers.com, Inc.
  - Chairman of Smile Farms Inc., a 501c3 not-for-profit organization
  - Chairman of Worth Media Group, a publishing and event company
  - Previously served as Director of Amyris Inc. from 2019 to April 2024
  - Previously served as Chair and CEO of Clarim Acquisition Corporation, a blank-check company targeting consumer-facing e-commerce, from 2020-2022
  - Previously served as Chairman of the Board of Directors of Willis Watson Towers from January 2016 to January 2019, as well as Chairman of the Nominating and Governance Committee until his retirement in May 2019
- 53 total years of professional experience

*Education and Professional credentials*

- John Jay College, New York City, New York
  - Bachelor of Arts, Psychology



**Massimiliano (Max) Chiara**
**Chief Financial Officer; Executive Director**
**Age** 56
**Appointed to the Board** April 2020

*Professional experience*

- Notable roles
  - Executive Vice President, Chief Financial Officer and Executive Director since April 2020
  - Previously served as Chief Financial Officer of CNH Industrial from September 2013 to April 2020, where he was also named Chief Sustainability Officer in 2016 and Head of Mergers & Acquisitions in 2017
- 32 total years of professional experience

*Education and Professional credentials*

- Bocconi University, Milan, Italy
  - CEMS Master's Degree in International Management, with Universität zu Koln in Cologne, Germany as host school
  - Bachelor of Science, Major in Business Administration *cum laude*
- Directorship Certified by the National Association of Corporate Directors



**Alberto Dessy**
**Independent Non-Executive Director**
**Age** 72
**Appointed to the Board** April 2015
**Committee membership** (A) (C)

*Professional experience*

- Notable roles
  - Appointed Senior Professor at the SDA Bocconi School of Management of the Bocconi University in Milan, Italy upon his retirement in 2023
  - Faculty member since 1979, where he served as Director of Corporate Division, as Associate Dean for Corporate Development, and as a member of the Distinguished Faculty during his tenure
- 46 total years of professional experience

*Education and Professional credentials*

- Bocconi University, Milan, Italy
  - Bachelor of Science, Economic Sciences

Annual Report and Accounts 2024 Page | 50

Enrico Drago Non-Executive Director Age 47 Appointed to the Board April 2024 Professional experience • Notable roles ◦ Vice Chairman of De Agostini S.p.A. since June 2021 ◦ Previously served as Chief Executive Officer of the PlayDigital business from September 2021 to March 2024 ◦ Previously served as the Company’s Senior Vice President of PlayDigital from 2018 to 2021 • 26 total years of professional experience Education and Professional credentials • IESE Business School, University of Navarra, Barcelona, Spain ◦ Master in Business Administration • Bocconi University, Milan, Italy ◦ Bachelor of Science, Business Administration Other • Enrico Drago is step-son-in-law to Lorenzo Pellicioli, Non-Executive Director Ashley M. Hunter Independent Non-Executive Director Age 45 Appointed to the Board January 2022 Committee membership Ⓝ Professional experience • Notable roles ◦ Founding partner of A. Hunter & Company, a leading risk management advisory firm ◦ Lecturer at the University of Texas at Austin School of Information since 2015 • 24 total years of professional experience Education and Professional credentials • Texas A&M University, College Station, Texas ◦ Masters in Business Administration • Centenary College of Louisiana, Shreveport, Louisiana ◦ Bachelor of Music in Music Theory and Composition Other • Ashley M. Hunter is an active member of the Professional Liability Underwriting Society, Women in Private Equity and The Waters Street Club. She also serves as a director for Affordable Central Texas, as a trustee for Zach Theatre, on the Zoning Board of Adjustment in Fredericksburg, Texas and as a gubernatorial appointee to the Motor Vehicle Crime Prevention Authority of the Texas Department of Motor Vehicles. Heather J. McGregor Independent Non-Executive Director Age 62 Appointed to the Board March 2017 Committee membership Ⓐ Professional experience • Notable roles ◦ Vice President and Provost of Heriot-Watt University in Dubai, previously serving as the Executive Dean in Scotland ◦ Previously served as a director of Non-Standard Finance Plc from 2014 to 2022 and Fundsmith Emerging Equities Trust from 2021 to 2022 ◦ Founder of the Taylor Bennett Foundation, which works to promote diversity in the communications industry ◦ Founding member of the Steering Committee of the 30% Club, which is working to raise the representation of women at senior levels within U.K. publicly listed companies • 41 total years of professional experience Education and Professional credentials • University of Hong Kong, Pokfulam, Hong Kong ◦ PhD in Structured Finance • London Business School, London, U.K. ◦ Masters in Business Administration • Newcastle University, Newcastle upon Tyne, U.K. ◦ Bachelor of Science in Agricultural Economics & Marketing • Chartered Institute of Management Accountants, U.K. ◦ Chartered Global Management Accountant Other • Professor McGregor was one of the first two people at Heriot-Watt University to be named a Principal Fellow of the Higher Education Academy, and she was elected in 2021 as a Fellow of the Royal Society of Edinburgh, Scotland. She was made a Dame Commander of the Order of the British Empire in King Charles III’s 2023 New Year Honours List for her services to education, to business and to heritage in Scotland. Directors’ Report Annual Report and Accounts 2024 Page | 51

Lorenzo Pellicioli Non-Executive Director Age 73 Appointed to the Board April 2015 Professional experience • Notable roles ◦ Previously served as Chair of the Board from November 2018 to January 2022 ◦ Chairman of De Agostini S.p.A., a role he assumed following his retirement as Chief Executive Officer in June 2022 ◦ Board member of Assicurazioni Generali S.p.A. since 2007, where he sits on the Appointments and Remuneration Committee and Investments and Strategic Operations Committee ◦ Serves as: (i) a board member of B&D Holding S.p.A. (since 2012); (ii) the sole director of Flavus S.r.l. (since 2014); (iii) a member of the Advisory Board of Palamon Capital Partners (since 2008); and (iv) Chairman of Xantos Sasu, St. Remy de Provence (since 2002) ◦ Previously served as: (i) a director of DeA Capital S.p.A (2007 to 2022); (ii) a member of the Supervisory Board of Banijay Group (2016 to 2022); (iii) a board member of L.D.H. S.a.S (2016 to 2022); and (iv) a director of De Agostini Editorie S.p.A. (2003 to 2020) • 52 total years of professional experience Education and Professional credentials • ITIS Chimici (Paleocapa), Bergamo, Italy ◦ Industrial Chemicals Other • Lorenzo Pellicioli is step-father-in-law to Enrico Drago, Non-Executive Director Maria Pinelli Independent Non-Executive Director Age 62 Appointed to the Board January 2022 Committee membership Ⓐ Professional experience • Notable roles ◦ Member of the Board of Directors and Chair of the Audit Committee for Globant S.A., a publicly traded company headquartered in Luxembourg and listed on the NYSE ◦ Member of the Board of Directors, Chair of the Audit Committee and member of the Compensation Committee for Archer Aviation, Inc., a publicly traded company headquartered in San Jose, CA and listed on the NYSE ◦ Chief Executive Officer of Strategic Growth Advisors, LLC since December 2020 ◦ Previously served as a director and Chair of the Audit Committee of Clarim Acquisition Corporation from 2020-2022, which was publicly listed on the Nasdaq ◦ From 1986-2020, held a variety of leadership roles for Ernst & Young, including Consumer Products and Retail Leader, Technology Leader, Global Vice Chair of Strategic Growth Markets, Global IPO Leader and Americas Leader for Strategic Growth Markets • 38 total years of professional experience Education and Professional credentials • McMaster University, Hamilton, Ontario, Canada ◦ Bachelor of Commerce • Canadian Institute of Chartered Public Accountants ◦ Fellow, Chartered Public Accountant • Institute of Chartered Accountants in England and Wales ◦ Chartered Accountant • Executive education completed at Harvard Business School in Cambridge, Massachusetts, and The Kellogg School of Management at Northwestern University, Evanston, Illinois Other • Maria Pinelli was recognized as one of the Square Mile’s most inspiring Power 100 Women (London, U.K.). Samantha F. Ravich Independent Non-Executive Director Age 58 Appointed to the Board July 2019 Committee membership Ⓝ Ⓒ Professional experience • Notable roles ◦ Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab since 2016 ◦ Member of the Board of NDX Management, LLC since 2022 ◦ Previously served as the Vice Chair of the President’s Intelligence Advisory Board, as a Commissioner on the Congressionally-mandated Cyberspace Solarium Commission and as a member of the Secretary of Energy’s Advisory Board at the U.S. Department of Energy • 31 total years of professional experience Education and Professional credentials • Pardee RAND Graduate School, Santa Monica, California ◦ Ph.D. in Policy Analysis • Stuart Weitzman School of Design, University of Pennsylvania, Philadelphia, Pennsylvania ◦ Master of City Planning • The Wharton School, University of Pennsylvania, Philadelphia, Pennsylvania ◦ Bachelor of Science in Engineering Directors’ Report Annual Report and Accounts 2024 Page | 52

Vincent (Vince) L. Sadusky Chief Executive Officer; Executive Director Age 59 Appointed to the Board April 2015 Professional experience • Notable roles ◦ Chief Executive Officer of the Company since 2022 and Executive Director on the Board; served as Interim Chief Executive Officer, Global Lottery from July 2023 to February 2024 ◦ Formerly an Independent Non-Executive Director and Chair of the Audit Committee from the formation of the Company until 2022 ◦ Previously served as Chief Executive Officer and member of the Board of Directors of Univision Communications Inc., the largest Hispanic media company in the U.S., from 2018 to 2021 • 38 total years of professional experience Education and Professional credentials • New York Institute of Technology, New York City, New York ◦ Master of Business Administration • Pennsylvania State University, State College, Pennsylvania ◦ Bachelor of Science, Accounting Gianmario Tondato Da Ruos Independent Non-Executive Director Age 65 Appointed to the Board April 2015 Committee membership Ⓒ Professional experience • Notable roles ◦ A member of the Strategic Advisory Board of Planet Farms Holding S.p.A. in Italy ◦ Previously served as the Chief Executive Officer of Autogrill S.p.A. from 2003 to 2023 ◦ Previously served as Chairman of HMSHost Corporation, Autogrill Italia S.p.A. and Autogrill Europe S.p.A, as well as director of Autogrill S.p.A. from 2003 to February 2023 ◦ Previously served as Chairman of World Duty Free S.p.A., a director of World Duty Free Group S.A.U., and a member of the Advisory Board of Rabobank in Holland • 45 total years of professional experience Education and Professional credentials • Ca’Foscari University, Venice, Italy ◦ Bachelor of Science, Economics Directors’ Report Annual Report and Accounts 2024 Page | 53

Board practices The Board has broad responsibilities for establishing the Company’s organizational structure, strategic goals and risk profile to pursue long-term value creation and business growth whilst honoring commitments to stakeholders. The Board is led by the Executive Chair, who is focused on managing the Board, keeping corporate governance aligned to U.S. and U.K. best practices - including as it relates to sustainability initiatives - and providing alongside the CEO the strategic direction of the Company towards the goals set by the Board. The Lead Independent Director serves as a liaison between the Executive Chair and the independent Directors and generally leads the executive sessions of the Board (his role and authority are more fully set out in the Corporate Governance Guidelines available on the Company’s website), while the day-to-day management of the business has been delegated to the CEO, with senior management equipped with authority within specified parameters which the Nominating and Corporate Governance Committee reviews annually. The Board holds regularly scheduled meetings to discuss matters which are usually high-level predetermined at the end of each year, typically including an annual strategy session with management present to review the market trends, strategic goals, business plans to achieve those goals (including assumptions, projections, and conclusions) and the relevant key risks, as well as programs and initiatives to continuously monitor such trends, goals, plans and risks. At the beginning of each year, the outcome of the strategy session is translated into an updated three to five-year strategic plan, which may also involve organizational changes as appropriate. Ad-hoc board meetings are also called to deal with extraordinary or unusual matters, such as M&A and financial transactions, major contracts, incidents and litigations, as well as business updates. All decisions that may have a material impact upon IGT (such as strategic transactions and financing or capital markets opportunities) or exceed certain financial thresholds determined by the Board, are generally reserved for Board consideration and approval, in some cases upon the recommendation of the Audit Committee. During its meetings, the Board discusses management presentations and proposals received, and the Executive Chair sets appropriate time to allow Directors to seek clarifications or challenge management’s recommendations before reaching informed decisions. The Board is supported by an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, with a clear framework of matters delegated to each of them as set out in the respective charters available on the Company’s website. The Board receives periodic updates, advice and proposals on delegated matters for analysis and discussion, whether through each Committee or directly from management such as on financial results and forecasts, major contracts and business, refinancing opportunities, enterprise risk management (including cybersecurity), human capital management (including diversity, equity and inclusion, talent risk / management and development, harassment), compensation practices, Board composition, corporate policies and investor relations. The Board deemed that it was in the best interests of the Company and its shareholders to establish a temporary committee composed solely of independent and disinterested Directors to deal with the Proposed Transaction in light of potential conflicts of interests that one or more members of the Board may have in such transaction due to the possibility of De Agostini’s minority investment in the combined business of IGT Gaming and Everi. As a result, the Board established the Special Committee, made up of all the independent Directors, with full power and authority to consider and determine IGT’s actions in connection with the Proposed Transaction, including valuation, terms and conditions and whether or Directors’ Report Annual Report and Accounts 2024 Page | 54

not to proceed with such transaction. The Special Committee held separate sessions/meetings to discuss the Proposed Transaction and the Directors’ attendance at such sessions/meetings are reported in the section headed “Board and Committee meeting attendance” on page 58. Management also reported to the Board directly on the Company’s cybersecurity posture and roadmap, as well as on the cybersecurity incident disclosed by the Company in November 2024. Informative sessions were offered during the year to the Board and its Committees, including through external advisors and presenters, aimed at further developing director knowledge and skills and maximizing their contribution to the decision-making process. Specifically, during 2024, the Directors received an educational session on artificial intelligence and generative artificial intelligence, covering areas from the productivity gains that generative artificial intelligence would help enterprises unlock the barriers to fully adopting artificial intelligence, and the need to mitigate or address implementation risks. Corporate governance arrangements The Parent is a public limited company incorporated under the laws of England and Wales with ordinary shares listed on the NYSE. The Articles provide that, for as long as its ordinary shares are listed on the NYSE, the Parent shall comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual (available at www.nyse.com) applicable to non-controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer (as it currently is). To this end, the Board adopted the Corporate Governance Guidelines (available at www.IGT.com) addressing key areas for its composition and working, including among other things Director qualifications, compensation and duties, Board leadership, meetings, succession planning, induction, conflicts of interest and Committee assignments. The Guidelines reflect the Board’s commitment to monitoring the effectiveness of its decision-making process with a view to ultimately contributing to market value appreciation and long-term growth. The Board periodically reviews and adjusts its size and composition as appropriate depending on the Company’s strategic priorities, availing itself of the advisory and proposition responsibilities of the Nominating and Corporate Governance Committee, including to ensure that a majority of the Directors shall be independent, each Director shall meet the applicable eligibility and integrity requirements, and the Board overall has the desired skills. In considering possible candidates, the Nominating and Corporate Governance Committee typically strives to achieve a “diverse” environment (in all aspects of the term) including with respect to demographics like gender, gender identity, race and ethnicity, and a variety of background attributes such as education and professional experience, all of which contribute to the collective strength of the Board. The Guidelines also provide that the Directors conduct a Board evaluation at least annually to assess whether the Board and its Committees have an appropriate composition and are functioning effectively, including in terms of interactions among Directors and with management. The results of the annual evaluation are generally reported to the Board by the Chair of the Nominating and Corporate Governance Committee, which recommends and monitors the implementation of follow-up actions, where appropriate. Further details on the 2024 Board and Committee self-evaluation are set out on page 59. The Directors are of the view that the Corporate Governance Guidelines alongside the charters of the Committees and other governance policies available at www.IGT.com, all as reviewed annually by the Board and its Committees to ensure that they remain suitable for the needs of the Company and in line with applicable laws, regulations and best market practices, are properly designed to assist the Directors in fulfilling their obligations to the diverse group of stakeholders of the Company. The Parent also voluntarily applies a selected number of provisions of the U.K. Corporate Governance Code which (i) are not inconsistent with the NYSE corporate governance standards, and (ii) would generally be expected by the market to be implemented by a company like the Parent. For example, the continued appointment of all Directors is normally subject to an annual shareholder vote, and each Committee of the Board is composed of independent non-executive directors. The membership of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee is subject to the requirements of the NYSE and applicable law. The members of each committee are appointed by and serve at the discretion of the Board until the end of the applicable term unless they resign, are removed or replaced earlier. The Chair of each Committee is appointed by the Board. Audit Committee The Audit Committee assists the Board in overseeing the Company’s accounting and financial reporting processes and audits of the financial statements, including the quality and integrity of the Company’s financial statements; compliance with legal and regulatory requirements; qualifications, independence and performance of the independent auditors; the adequacy and performance of the Internal Audit function; and the Company’s internal controls over financial reporting and systems of disclosure controls and procedures. Directors’ Report Annual Report and Accounts 2024 Page | 55

The Audit Committee is also responsible for overseeing risk assessment and risk management, recommending to the Board any changes, amendments, and modifications to the Company’s ethical codes of practice such as the Code of Conduct and the Code of Ethics which set out the Company’s standard of behavior, and for promptly disclosing any waivers for directors or executive officers, as required by applicable law. During the year, the Audit Committee: • Reviewed, deliberated on and recommended for approval or acknowledgement by the Board, as the case may be, the Company’s annual reports, quarterly financial statements, earnings press releases and analyst presentations; • Pre-approved the engagement of the independent auditors to audit the Company’s consolidated and parent company financial statements pursuant to the Audit Committee Pre-Approval Policy, which is designed to preserve the auditors’ independence; • Reviewed and pre-approved other specific audit and non-audit services by the independent auditors, as permitted under the applicable regulations and internal policies; • Received and reviewed periodic reports and updates from the Company’s Internal Audit function with a view to monitor and assess the activities, effectiveness, performance, resourcing, independence and standing of such function, including with respect to the adequacy of the Company’s internal controls; • Reviewed periodic reports and updates from the Company’s Compliance function on regulatory compliance matters in connection with the Company’s license portfolio in new and established jurisdictions; • Reviewed and discussed the Company’s enterprise risk management program, tools and results focusing on the principal and emerging risks and uncertainties as well as the related mitigation measures and strategies, including cybersecurity management, strategy and governance; • Reviewed reports and updates from the Company’s Legal function, including on data privacy and anti-corruption; • Reviewed and discussed matters regarding accounting principles and treatment (particularly in connection with the Strategic Review), liability management transactions and a related party transaction; • Reviewed and approved (or recommended that the Board approve) changes to audit governance policies and related documents, including the Audit Committee’s charter; • Reviewed certain voting recommendations from proxy advisory firms on shareholder resolutions proposed for the 2024 AGM; • Oversaw the Company’s approach to investor engagement in light of the Strategic Review; and • Met regularly with the external auditors, the CFO, the Chief Accounting Officer, the General Counsel, the Chief Compliance Officer and the Chief Audit Executive in separate sessions. Each member of the Audit Committee must meet the financial literacy requirement set by the NYSE, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after their appointment to the Audit Committee. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise, again as set by the NYSE, as the Board interprets such qualification in its business judgment. As of February 2025, the Board deemed that the members of the Audit Committee qualify as audit committee financial experts. The operation, performance and effectiveness of the Audit Committee was specifically reviewed as part of the annual Board self-evaluation process, confirming that the Audit Committee continues to operate effectively. Compensation Committee The Compensation Committee assists the Board in discharging its responsibilities relating to compensation of the Company’s directors and other executive officers, as well as on human capital management matters (such as management succession planning, culture and employee engagement, and DEI). During the year, the Compensation Committee: • Reviewed and recommended for Board approval the Directors’ remuneration implementation report for the year ended 31 December 2023 and the new Remuneration Policy, both presented for shareholder approval at the 2024 AGM; • Reviewed management recommendations and advised the Board on broad compensation policies implemented or to be implemented by the Company; • Assessed the annual performance of the Executive Chair and the CEO, and advised the Board on executive officer compensation; • Reviewed the new incentive plan design, performance measures and targets; • Monitored compliance with Director and executive share ownership guidelines; • Received and discussed periodic reports and updates from the People and Transformation function on talent management and development, DEI, harassment statistics and trends, as well as prevention/ remediation measures in place, among other things; • Received and discussed reports on the Company’s talent risk trend, including mitigation measures adopted or under consideration within the Company’s risk control environment; • Assessed and confirmed the Company’s peer group; • Assessed the independence of its advisor, Mercer; • Reviewed and approved (or recommended that the Board approve) management’s proposals with respect to incentive compensation arising in connection with the Strategic Review; Directors’ Report Annual Report and Accounts 2024 Page | 56

• Reviewed and approved (or recommended that the Board approve) proposed changes to compensation governance policies and related documents, including the Compensation Committee’s charter; and • Reviewed voting recommendations from proxy advisory firms on compensation-related shareholder resolutions proposed for the 2024 AGM. The operation, performance and effectiveness of the Compensation Committee was specifically reviewed as part of the annual Board self-evaluation process, confirming that the Compensation Committee continues to operate effectively. Nominating and Corporate Governance Committee The Nominating and Corporate Governance Committee typically advises the Board and makes proposals regarding individuals qualified to potentially become members of the Board and its Committees, consistent with criteria set forth in the Company’s Corporate Governance Guidelines. In leading the selection process, the Committee typically scouts prospects, reviews and evaluates their backgrounds and suitability before submitting for the Board’s decision and ultimately for shareholder approval at the Company’s AGM. The Nominating and Corporate Governance Committee has responsibility for Board succession planning. At least annually, the Committee reviews the structure, size, diversity and composition of the Board, evaluates the balance of the existing skills, experience, independence and commitment among the existing Directors in light of the Company’s strategic direction and identifies any gaps in the overall skill set. In considering the Board diversity (in all aspects of that term), the Committee may take into account various factors and perspectives, including professional experience, education and other demographics such as gender, gender identity, race and ethnicity, as well as the variety of attributes that contribute to the Board’s strength. At least annually, the Nominating and Corporate Governance Committee also reviews and supports the Board in determining whether each existing independent Director continues to meet the standards for independence set forth in the Corporate Governance Guidelines and applicable NYSE rules. Having assessed the Board composition in February 2025, with specific additional consideration of the tenure of each Director and the results of the most recent annual self-evaluation, the Board is satisfied that the experience, financial acumen and commercial track record outside IGT of each Director continues to benefit the Board, and that each existing independent Directors remains independent in both character and judgement, and that there are no relationships or circumstances likely to affect their independence. The Committee also assists the Board in discharging its responsibilities relating to the governance of the organization. During the year, the Nominating and Corporate Governance Committee: • Reviewed and recommended for Board approval the strategic and directors’ reports of the Company for the year ended 31 December 2023; • Reviewed each Director’s character, integrity, eligibility, alongside the number and weight of other corporate offices, as well as the independence and financial expertise of given Directors under the NYSE requirements, and recommended that the Board propose to the Company’s shareholders the continued appointment of all the existing Directors; • Recommended that the Board support the appointment of Enrico Drago further to the stepping down of Marco Drago; • Reviewed and recommended that the Board affirm the position of one Director who had experienced a change in professional status, pursuant to the Corporate Governance Guidelines; • Reviewed the Board composition against market standards (including those gathered from the U.S. Spencer Stuart Board Index and the S&P MidCap 400 Index) and discussed the adequacy of the size of the Board and of the Directors’ skills and characteristics in the context of the Company’s strategic goals and direction; • Assessed the terms and conditions of the Director and Executive Officer liability insurance coverage; • Oversaw the Board, Committee and individual Director annual self-evaluation process, outcome and recommended follow-up actions (reported hereafter under the section headed “Board and Committee evaluation” on page 59); • Reviewed periodic reports and updates on the Company’s sustainability program, including the Company’s climate-related disclosures aligned to the TCFD recommendations for the 2024 financial year, as well as the Company’s ESG public disclosures such as the annual Sustainability Report and the group Modern Slavery Statement; • Reviewed and approved (or recommended that the Board approve) proposed changes to corporate governance policies and related documents, including the Nominating and Corporate Governance Committee’s charter, the Corporate Governance Guidelines and the CEO emergency succession plan; • Reassessed the Company’s delegation of authority system; and • Reviewed voting recommendations from proxy advisory firms on the shareholder resolutions proposed for the 2024 AGM. The operation, performance and effectiveness of the Nominating and Corporate Governance Committee was specifically reviewed as part of the annual Board self-evaluation process, confirming that the Nominating and Corporate Governance Committee continues to operate effectively. Directors’ Report Annual Report and Accounts 2024 Page | 57

*Directors' Report*

## Board and Committee meeting attendance

The attendance at Board and Committee meetings during 2024 is expressed as the number of meetings attended out of the number that each Director was eligible to attend.

| | Board | Special Committee[1] | Audit Committee | Compensation Committee | Nominating and Corporate Governance Committee |
|---|---|---|---|---|---|
| **Number of meetings held[2]** | **13** | **4** | **9** | **8** | **6** |
| ***Directors*** | | | | | |
| Max Chiara | 13/13 | - | - | - | - |
| Alberto Dessy | 13/13 | 4/4 | 9/9 | 8/8 | - |
| Enrico Drago[3] | 9/9 | - | - | - | - |
| Ashley M. Hunter[4][5] | 11/13 | 3/4 | - | - | 6/6 |
| James McCann | 13/13 | 4/4 | - | - | 6/6 |
| Heather McGregor | 13/13 | 4/4 | 9/9 | - | - |
| Lorenzo Pellicioli[4] | 12/13 | - | - | - | - |
| Maria Pinelli | 13/13 | 4/4 | 9/9 | - | - |
| Samantha Ravich[6] | 13/13 | 4/4 | - | 8/8 | 6/6 |
| Vince Sadusky | 13/13 | - | - | - | - |
| Marco Sala | 13/13 | - | - | - | - |
| Gianmario Tondato Da Ruos | 13/13 | 4/4 | - | 8/8 | - |
| ***Former Director who served for only part of the year*** | | | | | |
| Marco Drago[7] | 4/6 | - | - | - | - |

(1) The Special Committee was established composed solely of independent Directors.

(2) Comprised of scheduled and unscheduled meetings, including meetings of the Special Committee of the Board.

(3) Enrico Drago was appointed by the Board as a Non-Executive Director effective April 1, 2024, and was eligible to attend scheduled and unscheduled meetings of the Board from his date of appointment.

(4) Ashley M. Hunter was absent from two ad-hoc Board meetings and one Special Committee session, and Lorenzo Pellicioli was absent from one Board meeting, due to personal commitments.

(5) Ashley M. Hunter was invited to one Audit Committee meeting to provide her input and expertise on risk management.

(6) Samantha Ravich was invited to three Audit Committee meetings to provide her input and expertise on cybersecurity.

(7) Marco Drago stepped down from his role as a Non-Executive Director and departed from the Board at the conclusion of the Company's AGM on May 14, 2024.

There are at least five scheduled meetings for each of the Board and the Compensation Committee each year, and at least six for each of the Nominating and Corporate Governance Committee and the Audit Committee. Additional meetings of the Board or a Committee are called as necessary, in addition to the adoption of unanimous written resolutions where appropriate.

During 2024:

- Eight additional Board meetings were called to focus on matters relating to the Strategic Review, to review major contract opportunities, and to discuss the cybersecurity incident which affected the Company in late 2024;
- The Special Committee convened in four occasions to discuss the Proposed Transaction;
- Two additional Audit Committee meetings were held on the Company's enterprise risk management and cybersecurity, and another meeting was called to focus on the Strategic Review; and
- Three additional Compensation Committee meetings were held to deliberate on compensation-related matters, including in connection with the Strategic Review.

Where a Director is unable to attend a meeting, copies of all papers are still sent to that Director in advance. Draft meeting minutes are circulated to all Directors for approval at a subsequent meeting, typically with the abstention of those Directors who were not present at the meeting. The Chairs of the Board and each Committee, as well as the Lead Independent Director, are available for individual consultation between meetings and to provide briefing on any relevant outcomes from a Board or Committee meeting should a Director be unable to attend a particular meeting.

Executive sessions for non-employee Directors or Committee members (as the case may be) with selected or no management in attendance, as well as Independent Director sessions with no management in attendance, are regularly held at the end of each meeting to, among other things, summarize the outcome of the meeting, collect proposals and plan actions for the next meeting.

Annual Report and Accounts 2024 Page | 58

Board and Committee evaluation Well-organized Board and Committee meetings, combined with an effective decision-making process, remain instrumental to the success of the Company. The Board undertakes a rigorous self-evaluation process each year to assess these and other Board prerogatives, and more in general to understand how the Board, its Committees and each individual Director have been performing. The Nominating and Corporate Governance Committee determines the approach and methodology to be used, oversees the evaluation process and shares the results with the full Board. Similar to past years, the 2024 self-evaluation was undertaken by way of an internal questionnaire and led by the Corporate Secretary team on behalf of the Nominating and Corporate Governance Committee. Several aspects were evaluated including, among other things: • The size, composition, performance, cohesion, roles and responsibilities of the Board and its Committees; • The competence and preparedness of each Director in general; • The appropriateness of the agenda items considered, the quality and timeliness of materials presented, as well as the conduct of Board and Committee meetings; and • Areas for improvement. Any items of note resulting from the questionnaire or from subsequent discussions were followed up on by the Nominating and Corporate Governance Committee, the Board and/or the concerned Committee. The evaluation in 2024 revealed that the Board, each Committee and all Directors remained largely satisfied with the expectation for their respective performance. There was general satisfaction over the Board’s decision-making process, role and performance in carrying out its responsibilities. The atmosphere of Board meetings remained pleasant and professional, with the Directors generally supporting each other and effectively liaising with management. The successful closing of the Proposed Transaction, the design of the Company’s organization as well as the design and implementation of a long-term strategy for the lottery business following the closing of the Proposed Transaction, were identified as priorities for the coming year. The Directors were generally satisfied with the annual self-evaluation process and the way the issues raised during the previous edition were addressed. Directors’ Report Annual Report and Accounts 2024 Page | 59

Additional Disclosures Matters reported in the Strategic Report The Strategic Report sets out those matters required to be disclosed in the Directors’ Report which are considered to be of strategic importance: • Likely future developments of the Company (see “Strategy” from page 10); • Research and development (see “Research & Development (R&D)” on page 14); • Employee: Diversity, Equity and Inclusion; Equal employment, Communication, and Employee involvement in the Company’s performance (see “Employee” from page 26); • Engagement with employees and consideration of employees’ interests (see “Our stakeholders” and “Key decisions” from page 39); • Engagement with suppliers, customers and others (see “Our stakeholders” and “Key decisions” from page 39); and • Greenhouse gas emissions and energy consumption (see“Environment” from page 28). The Directors’ Report should be read in conjunction with the Strategic Report, the Directors’ Remuneration Report and other sections of this Annual Report and Accounts, all of which are incorporated into this Directors’ Report by reference. General information The Parent is a public company limited by shares, incorporated under the laws of England and Wales under the CA 2006 with registered number 09127533. The address of the Parent’s registered office is 3rd Floor 10 Finsbury Square, London, England, EC2A 1AF. Branches As the Company is a global business, there are activities operated through many jurisdictions. As of December 31, 2024, the Company conducted business in various jurisdictions around the world and had 36 branches. Directors’ interests The Directors have interests in the Parent’s ordinary shares as detailed in the Directors’ Remuneration Report. Directors’ indemnities In accordance with the Articles and to the extent permitted by law, (i) the directors and officers of the Parent or any of its associated bodies corporate (within the meaning of the Articles) are granted qualifying third party indemnity provisions for the purposes of the CA 2006 in respect of liability incurred as a result of their office, and (ii) the directors of the Parent are granted qualifying pension scheme indemnity provisions for the purposes of the CA 2006 in respect of liability incurred as a result of the Company’s activities as a trustee of an occupational pension scheme. These provisions were in force during the financial year ended December 31, 2024 and up to the date of this Annual Report and Accounts. In addition, the Parent maintained a directors’ and officers’ liability insurance policy throughout the year to cover against certain legal liabilities and costs for claims incurred in respect of any act or omission in the execution of their duties. Political donations and political expenditure During the year ended December 31, 2024, subsidiaries of the Parent made various forms of contributions (i.e. political (where permissible), charitable donations, membership dues, and sponsorships) to entities in the U.S. including various U.S. embassies (located in Barbados and the Eastern Caribbean, Trinidad & Tobago, and the Dominican Republic) and other non-U.S. sponsorship events that have charitable, social welfare, trade and business sector, or political affiliations and missions. Some of these organizations and entities have affiliations with government officials. These non-U.K. contributions totaled $1.8 million (2023: $2.12 million). The Company has complied with jurisdictional reporting requirements for these contributions and all such contributions are permissible under applicable laws. Neither the Parent nor any of its subsidiaries for the year ended December 31, 2024 (i) made any donations to a registered political party, other political organization or any independent election candidate in the U.K., or (ii) incurred any political expenditure in the U.K. Share capital The issued share capital of the Parent as of March 6, 2025, is $20,890,823 and £50,000, consisting of 208,906,138 ordinary shares of $0.10 each (of which 6,873,196 shares were held in treasury), 208,906,138 special voting shares of $0.000001 each, and 50,000 sterling non-voting shares of £1 each. The special voting shares carry 0.9995 votes each (compared to 1 vote for each ordinary share) and are held at all times by a nominee appointed by the Parent. Shareholders who maintain their ownership of ordinary shares continuously for at least three years are eligible to elect to direct the voting rights in respect of one special voting share per ordinary share held for such period, provided that such shareholders meet certain conditions set out in the Parent’s Loyalty Plan (details of which are available at www.IGT.com). Once those conditions have been met and that eligible shareholder has successfully elected to participate in the Loyalty Plan, that shareholder will have the voting power of the equivalent of 1.9995 votes for each ordinary share held. The special voting shares and ordinary shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes. Further details of the special voting shares and the rights attaching to them are set out in the Articles. As of March 6, 2025, De Agostini had an economic interest of approximately 42.3% (excluding treasury shares) in the Parent and, due to its election to exercise Directors’ Report Annual Report and Accounts 2024 Page | 60

the special voting shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest in the Parent of approximately 59.4% of the total voting rights (excluding treasury shares). The Directors were authorized, at the 2024 AGM, to allot ordinary shares in the capital of the Company up to a maximum nominal amount of approximately $6.7 million and up to a further maximum nominal amount of approximately $6.7 million where the allotment is in connection with an offer by way of a rights issue, in each case representing approximately one third of the nominal value of the ordinary shares in issue on April 3, 2024, for a period expiring at the end of the next AGM (or if sooner, August 13, 2025). The Directors are requesting a new authority for the Parent to allot ordinary shares in the capital of the Company at the forthcoming AGM in line with the Investment Association Share Capital Management Guidelines. Share repurchase On November 16, 2021, the Company announced a $300 million multi-year share repurchase program, pursuant to which repurchases will be made pursuant to repurchase contracts entered into with counterparties approved by shareholders. For the period January 1, 2024 to December 31, 2024, the Parent did not carry out any repurchase activities pursuant to the aforementioned share repurchase program. For further information, please see Note 21, Shareholders’ Equity, to the Consolidated Financial Statements. The Parent obtained shareholder authority at the 2024 AGM to purchase a maximum of 10% of the aggregate issued ordinary shares of $0.10 in the Parent as of April 3, 2024, amounting to approximately 20 million shares. This authority will expire at the end of the next AGM (or if sooner, on November 13, 2025). The Directors are requesting a new authority at the forthcoming AGM. Dividends The Board continued to support quarterly cash dividend levels in place and dividends of $161 million were paid by the Parent to shareholders for the period January 1, 2024 to December 31, 2024. For further information, please see Note 21, Shareholders’ Equity, to the Consolidated Financial Statements. There were no recommended dividend payments for approval by shareholders for the period January 1, 2024 to December 31, 2024 and there is no recommended final dividend for approval by shareholders for the financial year ended December 31, 2024. Financial risk management objectives and policies The Company’s activities expose it to a variety of market risks including interest rate risk and foreign currency exchange rate risk. The Company’s overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its performance through ongoing operational and finance activities. The Company monitors and manages its exposure to such risks both centrally and at the local level, as appropriate, as part of its overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on its results of operations and financial position. Depending upon the risk assessment, the Company uses selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purposes of managing interest rate risk and currency risks arising from its operations and sources of financing. The Company’s policy is not to enter into such contracts for speculative purposes. Further disclosures relating to financial risk management objectives and policies, as well as disclosures relating to exposure to interest rate risk and foreign currency exchange rate risk, are described in Note 10, Financial Risk Management, to the Consolidated Financial Statements. The Company's accounting policies regarding derivatives and hedging are described in Note 2, Summary of Material Accounting Policy Information, to the Consolidated Financial Statements. Going concern The current activities of the Company and those factors likely to affect its future development, together with a description of its financial position, are described in the Strategic Report. Principal risks and uncertainties affecting the Company are described in the “Principal Risks and Uncertainties” section of the Strategic Report. Critical accounting estimates affecting the carrying values of assets and liabilities of the Company are discussed in Note 2, Summary of Material Accounting Policy Information, to the Consolidated Financial Statements. The Directors have reviewed management’s forecasted operating results, forecasted cash flows, forecasted net debt, and forecasted funds available on the Revolving Credit Facilities (including related covenants for the forecasted period) and having considered scenarios both with and without the closing of the Proposed Transaction, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and therefore will be well placed to manage its business risks successfully. Accordingly, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements contained in this Annual Report and Accounts. Directors’ Report Annual Report and Accounts 2024 Page | 61

Subsequent events There are no important events affecting the Company which have occurred since December 31, 2024. Statement of directors’ responsibilities in respect of the financial statements The Directors are responsible for preparing the Annual Report and Accounts and the financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Consolidated Financial Statements in accordance with U.K.-adopted international accounting standards and the Parent financial statements in accordance with the U.K. Generally Accepted Accounting Practice (U.K. Accounting Standards, comprising FRS 101 “Reduced Disclosure Framework”, and applicable law). Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Parent and the Company and of the profit or loss of the Parent and the Company for that period. In preparing the financial statements, the Directors are required to: • Select suitable accounting policies and then apply them consistently; • State whether applicable U.K.-adopted international accounting standards have been followed for the Consolidated Financial Statements and U.K. Accounting Standards, comprising FRS 101, have been followed for the Parent financial statements, subject to any material departures disclosed and explained in the financial statements; • Make judgements and accounting estimates that are reasonable and prudent; and • Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Parent and the Company will continue in business. The Directors are responsible for safeguarding the assets of the Parent and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the Parent's and the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Parent and the Company and enable them to ensure that the financial statements and the Directors’ Remuneration Report comply with the CA 2006. The Directors are responsible for the maintenance and integrity of the Parent’s website. Legislation in the U.K. governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Directors’ confirmations The Directors consider that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Parent’s and the Company’s position and performance, business model, and strategy. In the case of each Director in office at the date the Directors’ Report is approved: • So far as the Director is aware, there is no relevant audit information of which the Company’s auditors are unaware; and • They have taken all the steps that they ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the Company’s auditors are aware of that information. Independent auditors The Audit Committee assists the Board in evaluating the qualifications, performance and independence of the external auditors, PricewaterhouseCoopers LLP. For this reason, the Audit Committee held a number of separate private sessions with the lead audit engagement partner during 2024, without management present. The current audit engagement partner has assumed this role since 2021 and is required to be rotated out after reaching the mandatory rotation point of five years. The external auditors, have indicated their willingness to continue in office and a resolution concerning their re-appointment will be proposed at the forthcoming AGM. This Directors’ Report was approved by the Board on March 6, 2025 and signed on its behalf by: Vincent Sadusky Chief Executive Officer March 12, 2025 Directors’ Report Annual Report and Accounts 2024 Page | 62

Annual Statement Dear Recipient, As the Chair of the Compensation Committee (the “Committee”) and on behalf of the Board, I am pleased to present the Directors’ Remuneration Report for the financial year ended December 31, 2024, prepared in accordance with the relevant legal requirements, in particular Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended. This report consists of three sections: • This Annual Statement, which summarizes the work of the Committee, our approach to Directors’ remuneration, and the activities of the Committee in the year; • The Remuneration Policy, which sets out our Directors’ Remuneration Policy which was approved by shareholders at the 2024 AGM, and designed to compete for, attract and retain executive talent. The policy will last for three years from the 2024 AGM or until another remuneration policy is approved by shareholders in a general meeting; and • The Remuneration Implementation Report, which presents the payments and awards made in the 2024 financial year, and explains how the Directors’ Remuneration Policy was implemented in the financial year under review. The Remuneration Implementation Report is designed to demonstrate the link between the Company’s strategy, its performance and the remuneration outcomes of our Directors, in particular those of our Executive Directors. The Remuneration Implementation Report, together with this Annual Statement, is subject to an annual advisory shareholder vote at the forthcoming AGM and does not affect the actual remuneration paid to an individual Director. Remuneration program The Company operates in a competitive global market for executive and director talent, in particular the U.S. and Italy. The Committee evaluates IGT’s remuneration framework periodically to ensure it remains competitive and appropriate, taking into account the enhanced responsibilities of directors serving on the board of an English public limited company with NYSE listing and SEC reporting obligations, along with extensive gaming licensing requirements across multiple jurisdictions. These obligations exceed those typically required of U.K.-only listed and incorporated companies. Additionally, the Committee monitors emerging compensation trends to stay ahead in the evolving landscape relevant for making informed remuneration decisions. The Committee continuously evaluates and looks for opportunities to align the Company’s remuneration structures with shareholder expectations and governance standards. While we remain sensitive to U.K. corporate governance practices and remuneration policies, our global operations, NYSE listing, and the need to attract international talent occasionally require remuneration arrangements that may differ from typical U.K. approaches. The Committee values shareholder and investor feedback, and will consider feedback received, including views received from shareholders on past remuneration reports and voting patterns on resolutions brought forward at the AGM each year. This feedback, along with comments and feedback from Institutional Shareholder Services and Glass Lewis on the Company’s policy and practices, helps ensure our remuneration practices continue to reinforce IGT’s long-term strategy and remain aligned with shareholders’ interests. During 2024, the Committee engaged its compensation advisor to provide information and recommendation on market practices for remuneration structure and levels, and had discussions to review the composition and key drivers of remuneration. Committee’s effectiveness I am pleased to confirm that the operation, performance and effectiveness of the Committee was specifically reviewed as part of the annual Board self-evaluation process, and this review concluded that the Committee continues to operate effectively. Remuneration highlights We have set out the remuneration-related circumstances that impacted our Directors during 2024: Executive Directors Modifications to short-term and long-term incentives (“STI” and “LTI”, respectively) The Committee approved modifications to the 2024 STI plan, 2022-2024 LTI plan and 2023-2025 LTI plan for Executive Directors and employees continuing with the Company after the Proposed Transaction closes. Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 63

• The changes to the 2024 STI plan include excluding IGT Gaming’s performance for the six months ended December 31, 2024 from certain key financial metrics reflecting the Company’s management approach since announcing the Proposed Transaction and allowing adjustments to performance metrics to exclude non-recurring impacts from the Proposed Transaction. • The changes to the 2022-2024 LTI plan include setting the Relative TSR Payment Factor at target level and allowing adjustments to performance metrics to exclude non-recurring impacts from the Proposed Transaction. • The changes to the 2023-2025 LTI plan include excluding IGT Gaming’s performance for the 2025 financial year reflecting the Company’s management approach since announcing the Proposed Transaction and allowing adjustments to performance metrics to exclude non-recurring impacts from the Proposed Transaction. The vesting dates for this award remain unchanged - i.e. the award will vest 50% in 2026 and 2027, respectively. These modifications were aimed at preserving the original incentive objectives while ensuring fair measurement of ongoing operational performance. CFO remuneration package The Committee evaluated Max Chiara’s recruitment package in light of the Strategic Review initiated in 2023 which culminated in the entry into the Proposed Transaction in 2024 and approved a one-time cash payment of $200,000 (net) to him, extending his initial hiring bonus, which was awarded to attract him to, and retain him in, the role. This payment is subject to clawback for one year if Max ceases to be employed within one year from the date of payment. The Committee determined that such additional payment was justified and necessary to retain and secure Max’s continued leadership through the closing of the Proposed Transaction. Performance achievements - Annual bonus The Company either met or exceeded its objectives for all three key financial metrics - Consolidated Adjusted EBITDA, Consolidated Adjusted Operating Income and Consolidated Adjusted Net Debt (as amended) - with respect to the 2024 STI plan. Financial metrics comprise 80% of the targeted STI value, with the remaining 20% earned based on the achievement of Management By Objectives (“MBOs”). The Executive Directors’ MBO achievement was scored at maximum, which was validated and approved by the Committee and the Board at the February 2025 meeting. As a result, the Executive Directors received annual bonuses that were achieved between target and maximum payout. Performance achievements - Long-term incentive The Company either met or exceeded its objectives for both financial metrics - Consolidated Adjusted EBITDA and Consolidated Adjusted Free Cash Flow - with respect to the 2022-2024 LTI plan. The performance results were validated by the Committee and Board at the February 2025 meeting. Performance achievements - Co-investment plan The remaining performance share units and share options with respect to the Executive Chair’s Co-investment plan subject to the Absolute Total Shareholder Return financial metric were achieved and vested in full on May 14, 2024. 2024 LTI awards The Committee and the Board approved LTI performance share unit awards to eligible participants, including the Executive Directors, with a three-year performance period (2024-2026), consistent with prior year practice. Further details on the above are disclosed in the Remuneration Implementation Report. Non-Executive Directors There were no substantial changes to the Non-Executive Directors’ remuneration during 2024. At the Committee’s meeting held in November 2024, a benchmark study was delivered regarding the remuneration of the Non-Executive Directors. The findings were such that IGT’s compensation practices are competitive with peer group standards across all evaluated areas. Therefore, no changes to the Non-Executive Directors' remuneration for 2025 were proposed. Details of the Company’s approach to implementing the Remuneration Policy for 2025, including in connection with the CEO retention award made in early 2025, are set out in the section headed “Implementation of the Remuneration Policy for the year ending December 31, 2025 within the Remuneration Implementation Report. In conclusion I would like to thank my fellow Committee members for their immense contribution to this Committee over the past year, particularly their commitment in addressing remuneration matters arising in connection with the Strategic Review and IGT Gaming which were brought before the Committee for consideration and decision. I would also like to thank our shareholders for their continued support during the year. We continue to welcome your feedback as we remain committed to open and transparent dialogue with shareholders and we hope to receive your support at the forthcoming AGM. Gianmario Tondato Da Ruos Chair of the Compensation Committee Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 64

Remuneration Policy In this part of the Director’s Remuneration Report, we set out the Remuneration Policy that was approved at the AGM held on May 14, 2024 and took effect immediately thereafter. The Remuneration Policy can also be found within our 2023 Annual Report and Accounts (pages 69 to 80) which is available at the Investor Relations section of the Company’s website (www.IGT.com). The policy will remain in effect until shareholders approve changes to the policy or until a new policy is put before shareholders for approval at the 2027 AGM, whichever is sooner. Future policy table Executive Directors An Executive Director plays a key role in the management and success of a company. The Remuneration Policy and structures are designed to promote their roles as both directors and employees of the Company, to incentivize the delivery of sustained performance consistent with the Company’s strategic goals and appropriate risk management, and to reward success in doing so. Fixed pay: Base salary Purpose and link to strategy To pay a salary that: (i) reflects the role, responsibilities, experience and knowledge of the individual; (ii) is competitive with other employers with whom the Company competes for talent, including companies in our industry or other complex industries, companies of comparable size, and in the geographies in which the Company operates; and (iii) allows the Company to attract and retain appropriate Executive Directors to support the long-term interests of the Company. Operation The Committee sets, and annually reviews, base salary taking into account: • The individual’s skills, experience and current remuneration package; • The size and scope of the role; • Salary and total remuneration levels at companies of similar size and complexities to ensure competitiveness; and • Remuneration of other executives and the wider workforce. The base salary may be paid in a currency other than USD, depending on the location of the director. Maximum opportunity There is no set maximum salary given the global market in which the Company competes for talent; however, the Company annually reviews salaries of global companies in similar industries, of similar size and with similar complexity, to ensure Executive Director salaries are within a market competitive range. The maximum opportunity for an increase in base salary on an annual basis is 10% of that year's annual base salary. Increases may be made above this level up to 20% of that base salary in exceptional circumstances, such as: • Where an individual is brought in on a lower salary with the intention of increasing the salary level dependent on performance in the role; • There is a material increase in the size and scope of the role; and • Market practice has evolved to mean that the salary is no longer considered to be competitive. Personal performance is taken into account when considering base salary increases. Current base salary levels are set out in the annual report on Directors’ remuneration. Performance conditions There are no performance conditions. Recovery or withholding There is no provision for recovery. Fixed pay: Benefits Purpose and link to strategy To provide market competitive benefits to enable Executive Directors to undertake their role through ensuring well-being, security and access to the support and resources necessary or appropriate to perform their role as expected by the Company. Operation Executive Directors receive a range of benefits, which may vary by location and be tailored to reflect market practice. These may include, but are not limited to, private medical insurance, private dental insurance, life and permanent disability insurance, travel indemnity, tax preparation services, tax equalization, housing and car allowances or a cash perquisite allowance in lieu of housing, car or other allowances. In line with the policy for other employees, Executive Directors may be eligible to receive relocation costs/allowances and transfer-related benefits as appropriate, typical for the role and location of an Executive Director. Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 65

The Company may reimburse expenses incurred in the ordinary conduct of business and where such expenses give rise to tax, the Company may reimburse the director for any tax for which the director may be liable. Benefits are reviewed regularly but not on a pre-determined schedule. Maximum opportunity There is no maximum level of benefits. However, Executive Directors generally participate in the same level of medical, dental and other health and welfare programs of the workforce in the jurisdiction, adjusted to accommodate statutory requirements, market practice and/or job level. Life insurance of up to 4 times base salary, payable on death in service. Cash perquisite allowances may be offered to Executive Directors in lieu of other allowances. Such allowances do not exceed US$100,000 (or its equivalent in a different currency) on an annual basis. Performance conditions There are no performance conditions. Recovery or withholding There is no provision for recovery. Fixed pay: Pension Purpose and link to strategy To provide Executive Directors an appropriate level of savings for their retirement which is motivating and appropriately competitive within the relevant labor market. Operation Executive Directors are offered the same or similar pension schemes which are offered to the workforce in the jurisdiction in which they are employed or likely to retire. All pension schemes are defined contribution and no defined benefit arrangements are offered to Executive Directors. Contribution levels may vary by jurisdiction to accommodate statutory requirements, market practice and/or job level of the individuals. Maximum opportunity Maximum opportunities vary by jurisdiction and job level; however, the Company provides pension schemes which are aligned with market practice of the employing jurisdiction. Subject to compliance with specific jurisdictional requirements which may change from time to time, annual employer contributions are no higher than 42.5% of base salary or, if required by local law, a combination of fixed remuneration and annual bonus. Additional contributions may need to be made under specific jurisdictional requirements, for example, employer social tax contributions and contributions to severance programs. Performance conditions There are no performance conditions. Recovery or withholding There is no provision for recovery. Variable pay: Annual bonus / Short-term incentive (“STI”) Purpose and link to strategy To align a component of remuneration with the achievement of Company performance measured against predetermined annual financial and strategic objectives. Operation Awards are normally made annually and the Committee reviews the award levels annually. The awards are performance-based, and performance is assessed over one year. Upon completion of the fiscal year, the Committee reviews and certifies the performance achievement against each of the performance measures and resulting payments under the plan. Annual bonus awards do not generally have any additional vesting or deferral period. The Committee retains discretion to increase or reduce pay-outs (including to nil) based on an assessment of regulatory conduct and general Company performance over the performance period, subject always to the maximum payout, and to ensure that the awards properly reflect business performance, as adjusted to reflect (among other things) fluctuations in the applicable currency exchange rate, non-recurring items such as acquisitions and disposals, and other extraordinary circumstances. Maximum opportunity The ongoing maximum annual bonus target opportunity is 300% of base salary (the “STI target”). Payouts under the plan will not exceed the following: • Below threshold: 0% of the STI target • Threshold: 50% of the STI target • Target: 100% of the STI target • Maximum: 200% of the STI target Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 66

Performance conditions The Committee determines the appropriate financial and individual performance metrics utilized in the program annually based on the Company’s short-term objectives. The Committee approves the threshold, target and maximum performance measures for these metrics, which will generally align with the Company’s annual financial and strategic plan, as well as the corresponding payouts at each level of achievement. Generally, 80% of the annual bonus will be based on financial performance measures, which may include but are not limited to profitability, cash flow, liquidity or balance sheet metrics. Details of the measures, weightings and targets applicable to the annual bonus for each year will be disclosed retrospectively in the annual report on Directors’ remuneration for the relevant financial year (subject to commercial sensitivity). Recovery or withholding The Company has implemented an executive compensation recoupment policy, which may be amended from time to time by the Board or a committee thereof, pursuant to which incentive compensation may be recouped in certain instances, such as a certain restatement of the Company’s financial statements resulting from noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Variable pay: Long-term incentive (“LTI”) Purpose and link to strategy LTI compensation is designed to: (i) balance and align the interests of Executive Directors and shareholders; (ii) reward Executive Directors for demonstrated leadership and performance aimed towards the creation of shareholder value; (iii) increase equity holding levels; (iv) align with competitive levels of compensation opportunity within our peer group; and (v) support in attracting, retaining and motivating Executive Directors. Operation LTI awards are typically granted pursuant to the Company’s equity incentive plan(s) as approved by shareholders from time to time. LTI awards are normally made annually and are usually granted in the form of performance-based restricted share units (“PSUs”), but time-based restricted share units, restricted shares, share options, performance-based share options, share appreciation rights, other share-based awards or any combination thereof, whether or not subject to performance conditions, may also be granted. Performance-based LTI awards normally have a three-year performance-period aligned with the fiscal year and vest in two equal tranches approximately three- and four-years after the grant date, subject to achievement of pre-established performance conditions. In some circumstances, awards may be granted with a shorter vesting period which shall, in any event, be at least one year. These circumstances may include, without limitation, where forward-looking performance metrics cannot be reasonably set due to challenges and/or economic uncertainty (e.g. during a pandemic), or there is a need to retain or appropriately reward individuals in support of a transaction, and/or assist with any transition that might be required in connection with a transaction. The Committee reviews the award levels and the framework for determining vesting annually. The Committee has discretion to amend the terms and conditions of any award within the limits of the policy, terms of the award agreement and the Company’s equity incentive plan approved by shareholders from time to time. Such amendments may include modifications, amendments or adjustments to the terms and conditions of any award the Committee deems appropriate or equitable, including an adjustment to the aggregate number and type of any award, substitution of any award for cash and/or acceleration of vesting. The main purpose of the Committee’s discretion is to ensure awards are treated appropriately and equitably and/or avoid any prejudice being suffered by the participants including, without limitation, where there is: (i) a transformative transaction or other strategic opportunity; or (ii) a variation in share capital or other event that materially affects the value of the Company’s shares or share-based awards. These variations or events would include, without limitation, capitalization or rights issues, consolidations, subdivisions or reductions of share capital, demergers, extraordinary dividends or dividends in specie. Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 67

The Committee retains discretion to increase or reduce pay-outs (including to nil) based on an assessment of regulatory conduct and general Company performance over the performance period, subject always to the maximum payout and to ensure that the rewards properly reflect business performance, as adjusted to reflect (among other things) fluctuations in the applicable currency exchange rate, non-recurring items such as acquisitions and disposals and other extraordinary circumstances. Executive Directors must hold all of the net settled shares they receive pursuant to LTI awards for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided that the relevant director meets their holding requirements under the Share Ownership Guidelines, a summary of which is included in the annual report on Directors’ remuneration. Separately, the Share Ownership Guidelines require Executive Directors to hold a certain amount of shares for a period of up to two years after cessation of service. Maximum opportunity The maximum target is 800% of base salary measured at the award’s grant date (the “LTI target”). In some exceptional circumstances, including without limitation, where there has been a transformative transaction or other strategic opportunity, an award may be granted above the LTI target. Payouts under each LTI program will not exceed the following: • Below threshold: 0% of the LTI target • Threshold: 50% of the LTI target • Target: 100% of the LTI target • Maximum: 200% of the LTI target Performance conditions The Committee determines the appropriate performance measures, weightings and targets for the entire performance period of an LTI program prior to the award date, which will generally align with the Company’s operating and strategic priorities for the upcoming performance period. Typically, most of the performance measurements are financial or market-based in nature including but not limited to profitability, cash flow, liquidity, other balance sheet or shareholder return measures. Details of the measures, weightings and targets will be disclosed retrospectively in the annual report on Directors’ remuneration in the year following the completion of the performance period (subject to commercial sensitivity). Recovery or withholding The Company has implemented an executive compensation recoupment policy, which may be amended from time to time by the Board or a committee thereof, pursuant to which incentive compensation may be recouped in certain instances, such as a certain restatement of the Company’s financial statements resulting from noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Variable pay: Co-investment plan Purpose and link to strategy Co-investment plans are designed to: (i) balance and align the interests of Executive Directors and shareholders; (ii) reward for demonstrated leadership and performance aimed towards the creation of shareholder value; (iii) incentivize Executive Directors to achieve one or more specified performance targets; (iv) increase equity holding levels; and (v) provide Executive Directors with a commitment to hold a minimum number of shares in the Company for a period as determined by the Committee. Operation A co-investment plan is performance-based and is generally granted once every three years. Typically, a co-investment plan award coincides with an Executive Director's reappointment to the Board. Under a co-investment plan, the Company may issue and/or grant options over shares, share appreciation rights, restricted shares, restricted share units, performance units, performance shares, other share-based awards or any combination thereof pursuant to the Company's equity incentive plan approved by shareholders from time to time. Typically, the Company matches the participant’s commitment to hold shares under the co-investment plan on a 1:1 ratio. Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 68

Awards vest after the performance period, typically subject to: (i) achievement of pre-established performance metrics; (ii) the Executive Director continuing to hold the specified number of shares during the performance period; (iii) the Executive Director reinvesting up to 50% of net shares received subject to the plan in the next cycle of co-investment plan, if requested to do so; and (iv) the Executive Director continuing to serve as a Director on the Board during the performance period. Options vested under a co-investment plan generally expire four years after the vesting date. Executive Directors must hold all of the net settled shares they receive under a co-investment plan for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided that the relevant director meets their holding requirements under the Share Ownership Guidelines, a summary of which is included in the annual report on Directors’ remuneration. Separately, the Share Ownership Guidelines require Executive Directors to hold a certain amount of shares for a period of up to two years after cessation of service. The Committee has discretion to amend the terms and conditions of any co-investment plan within the limits of this policy, the terms of the award agreement and the Company’s equity incentive plan approved by shareholders from time to time. Such amendments may include modifications, amendments or adjustments to the terms and conditions of any award the Committee deems appropriate or equitable, including an adjustment to the aggregate number and type of any award, substitution of any award for cash and/or acceleration of vesting. The main purpose of the Committee’s discretion is to ensure awards are treated appropriately and equitably and/or avoid any prejudice being suffered by the participants including, without limitation, where there is: (i) a transformative transaction or other strategic opportunity; or (ii) a variation in share capital or other event that materially affects the value of the Company’s shares or share-based awards. These variations or events would include, without limitation, capitalization or rights issues, consolidations, subdivisions or reductions of share capital, demergers, extraordinary dividends or dividends in specie. Maximum opportunity The maximum award level is 10 times base salary measured at the award’s grant date. The Committee sets a target (which may include different levels of achievement) for each co-investment plan in its discretion on grant, and awards vest if the applicable performance conditions are met. Performance conditions The Committee determines the appropriate performance measures, weightings and targets for the entire performance period of a co-investment plan at the time of grant. Typically, at least 80% of the performance measurements are financial or market-based in nature including, but not limited to profitability, cash flow, liquidity, other balance sheet or shareholder return measures. Details of the measures, weightings and targets will be disclosed retrospectively in the annual report on Directors’ remuneration in the year following the completion of the performance period (subject to commercial sensitivity). Recovery or withholding The Company has implemented an executive compensation recoupment policy, which may be amended from time to time by the Board or a committee thereof, pursuant to which incentive compensation may be recouped in certain instances, such as a certain restatement of the Company’s financial statements resulting from noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 69

Non-Executive Directors Fixed pay: Fees Purpose and link to strategy To attract and retain high-calibre individuals, with appropriate experience or industry-related skills, by offering market competitive fee levels. Operation Non-Executive Directors receive a basic fee for their Board services. Additional fees may be paid in relation to additional responsibilities including: • The role of the Chairperson; • The role of the Lead Independent Director; • Chairing the Audit, Compensation and Nominating and Corporate Governance Committees and any other Board committees as may be established from time to time; and • Carrying out specific and/or ad hoc projects or tasks. The fees may be paid in a currency other than USD. The fee of the Chairperson is set taking into account the individual’s circumstances, skills and experience, the scope of the role and the needs and circumstances of the Company. Non-Executive Director fees are set taking into account market practice levels and commitment required of the Directors in connection with, but not limited to, regulatory and licensing procedures. The Company may reimburse expenses incurred in the course of duties. Tax may arise on the reimbursement of certain expenses and any such tax will be paid by the Company. Certain sums or payments, including contributions to pension organizations / social security institutions, may be payable under local law by virtue of the payment of fees and the grant of equity awards, depending on the location of the Non-Executive Director. The fees for Non-Executive Directors are set by the Committee, but no member of the Committee shall fix their own compensation, except for uniform compensation to directors for their service as directors. The Committee reviews the fees periodically. Maximum opportunity There are no set maximum fees; however, fee increases will take into account, among other things, fee levels of peer companies and any new or additional burden involved in the discharge of the role. The maximum opportunity for an increase in fees on an annual basis is 10% of that year’s annual fees rising to a maximum of 20% of those fees in exceptional circumstances, as determined by the Board in its sole discretion. Current fee levels are set out in the annual report on Directors’ remuneration. Performance conditions There are no performance conditions. Recovery or withholding There is no provision for recovery. Fixed pay: Equity awards Purpose and link to strategy To reward Non-Executive Directors for continued service, whilst aligning Non-Executive Directors with shareholders through linking an element of compensation to share performance. Operation Typically, each Non-Executive Director is granted a time-vesting restricted share unit (“RSU”) award, generally unconnected to the performance of such Non-Executive Director. The Committee retains the discretion to grant equity awards to Non-Executive Directors as permitted under the Company’s equity incentive plan approved by shareholders from time to time. An RSU award is normally granted to each existing Non-Executive Director annually and to a new Non-Executive Director at the time of appointment. The number of RSUs covered by each award is generally determined by dividing (i) the Annual Grant Value by (ii) the closing price of an ordinary share as of the date of grant, prorated accordingly in respect of grants made to new Non-Executive Directors. There is no set maximum for the Annual Grant Value, but the Committee determines the amount based on its periodic benchmarking of compensation for the Non-Executive Directors. Awarded units normally vest at the next annual general meeting of the Parent after grant date, subject to continued service of the Non-Executive Director as a Director on the Board. Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 70

The Committee reviews the award levels and the framework for determining vesting periodically. The Committee has discretion to amend the terms and conditions of any award within the limits of this policy, the terms of the award agreement and the Company’s equity incentive plan approved by shareholders from time to time. Such amendments may include modifications, amendments or adjustments to the terms and conditions of any award the Committee deems appropriate or equitable, including an adjustment to the aggregate number and type of any award, substitution of any award for cash and/or acceleration of vesting. The main purpose of the Committee’s discretion is to ensure awards are treated appropriately and equitably and/or avoid any prejudice being suffered by the participants where there is a variation in share capital or other event that materially affects the value of the Company’s shares or share-based awards. These variations or events would include, without limitation, capitalization or rights issues, consolidations, subdivisions or reductions of share capital, demergers, extraordinary dividends or dividends in specie. Equity awards do not have a post-vest holding or deferral requirement. Instead, the Company maintains Share Ownership Guidelines which require the Non-Executive Director to maintain a level of share ownership measured as a multiple of base fee. A summary of the Share Ownership Guidelines is included in the annual report on Directors' remuneration. Maximum opportunity The maximum target is 100% of the Annual Grant Value. Current Annual Grant Value levels are set out in the annual report on Directors’ remuneration. The maximum increase of the Annual Grant Value on an annual basis is 10% of that year's Annual Grant Value, rising to a maximum of 20% of that year's Annual Grant Value in exceptional circumstances, as determined by the Board in its sole discretion. Performance conditions There are no performance conditions. Recovery or withholding Awards made to Non-Executive Directors may be recouped in certain instances, such as error in calculation or fraud, and the RSUs are generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Notes to the Future policy table Performance measures and targets Each year, the Committee will give careful consideration to the performance measures that should apply to incentives. • For the annual bonus, the Committee considers that a combination of (i) financial measures relating to the Company’s strategic objectives; and (ii) business strategy and individual financial measures, is most appropriate for assessing performance over the short to medium term. This may be combined with other non-financial measures, including measures relating to customer, people, and culture, and measures encompassing environmental, social and governance aspects. • For LTI awards and co-investment plans, the Committee considers that financial or market performance metrics, including shareholder return, profitability, cash flow and certain balance sheet metrics, provide the optimum balance to assess the long-term financial performance of the Company and growth in shareholder returns on an absolute and relative basis. Non-financial measures, including customer, people and culture, and encompassing environmental, social and governance aspects, may be used in combination with financial measures. Targets are approved by the Committee, taking into account the Company’s growth ambitions, market expectations and the circumstances and relative performance at the time. Targets are normally set relative to budget and/or by reference to prior results. Whilst targets typically contain a performance range to incentivize minimum performance and outperformance levels relative to budget and/or prior results, they also ensure that poor performance is not rewarded. The Committee reserves the right to amend, introduce and/or remove performance measures and targets for awards as it considers appropriate, subject to the rules of the relevant plan and any legal or regulatory restrictions. Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 71

Remuneration policy for other employees While our Remuneration Policy follows the same fundamental principles across the Company, packages offered to employees reflect differences in market practice in the different countries, role and seniority. Like the Executive Directors, employees at management level and above receive a fixed salary and may receive a variable annual bonus. The annual bonus differs between employee levels of seniority: senior management employees are generally subject to an 80% bonus weighting as to financial results and a bonus weighting of 20% based on personal performance, which is the same as for Executive Directors. The annual bonus is paid out on an annual basis subject to the financial results of the Company and the personal performance of each employee. Manager and above level employees in general also participate in the same annual bonus plan. The percentage of the plan allocated to financial and individual objectives varies by level. Target as a percentage of base salary also varies by level. Eligible employees participate in the same LTI programs as the Executive Directors or such other long-term incentive plans as may be adopted by the Committee from time to time. Employees, other than the Executive Directors, are not eligible to participate in the co-investment plan, which is specifically aimed at Executive Directors. Approach to recruitment remuneration The Company operates in a complex, global and specialized sector and competes for talent on a global basis and, in many instances, outside of the U.K. and across industries. The Committee’s approach to recruitment remuneration is to develop remuneration packages that put the Company in a position to effectively attract and retain executive talent based on competitive pay, benefits and practices in relevant markets, sectors and geographies. Executive Directors The Committee determines the remuneration of new Executive Directors on a case-by-case basis. Generally, the level of fixed remuneration will be determined after considering the candidate’s skills and experience and the market data for the role that they will be undertaking and the remuneration needed to attract talent under the circumstances. It is expected that for new Executive Directors: • Base salary will be set in line with the Remuneration Policy. • Benefits will be in line with the Remuneration Policy. Additional benefits may be offered for new Executive Directors, such as relocation benefits. • Pensions will be in line with the Remuneration Policy. • The annual bonus quantum and performance measures will generally be in line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. However, the Committee reserves the right to vary the performance measures and targets for the year of recruitment if it considers appropriate (e.g. where a large portion of the year has already elapsed or as needed to attract talent under the circumstances). The annual bonus maximum will generally reflect the ongoing policy for current Executive Directors. • The LTI quantum, performance measures and targets will be in line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. The LTI award maximum for new Executive Directors will generally reflect the ongoing policy for current Executive Directors. • The co-investment quantum, performance measures and targets will be line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. The Company may also pay reasonable fees and expenses for a new Executive Director in relation to their appointment. The Committee recognizes that a new Executive Director may forfeit remuneration as a result of leaving a previous employer and the Committee will consider mitigating that loss or part of that loss by making buy-out awards in addition to the remuneration outlined above. In making buy-out awards, the Committee will consider any relevant factors, including the value of the forfeited award, any performance conditions attached to any previous incentive arrangements and the likelihood of these conditions being met, the proportion of the performance period remaining and the form of award. Where possible, buy-out awards will be made using existing incentive plans and may be settled in cash and/or shares, and in one payment or over a period of years. In addition to buy-out awards, the Committee retains discretion to offer other payments (i.e. sign on payments/awards) of up to 600% of base salary at grant date, whether in cash and/or in shares, which reflect market conditions or practice by location when it considers these to be in the best interests of the Company and, therefore, shareholders. These payments may not be subject to any performance criteria, holding periods and/or any recovery or withholding policy. The Committee does not intend to use this discretion to offer other payments that are non-performance related, but considers it important to retain the ability to do so in order to attract and retain executive talent. In any case, the Committee may consult with its Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 72

external, independent compensation advisor to confirm the package provided at recruitment is market competitive and aligned with the standard remuneration elements for the role and location. Non-Executive Directors The remuneration package for a newly appointed Non-Executive Director would normally be in line with the structure set out in the Future policy table. Directors’ contractual arrangements Executive Directors’ service contracts The Company does not have a policy of fixed term contracts for Executive Directors. Generally, contracts include a notice period of no more than 12 months. As a matter of best practice, all Executive Directors’ appointment and subsequent re-appointment as a director of the Parent will be made subject to appointment and annual reappointment by shareholders at the AGM. Non-Executive Directors’ appointment agreements All Non-Executive Directors’ services are provided for in accordance with their individual appointment agreements. Non-Executive Directors are generally expected to be re-appointed annually on each AGM date, unless their appointment is terminated earlier by either party on the giving of one month’s notice. Loss of office When a Director leaves the Company, the Committee will review the circumstances and apply the appropriate treatment having regard to the practice for other senior employees of the Company, which may vary by location and the Director’s contractual entitlements in order to facilitate the exit of a particular individual. Where applicable, the Committee aims to avoid rewarding poor performance and to recoup undue or excessive pay. When determining the treatment of the various elements of compensation upon cessation of service, the Committee will give regard to the rationale for the departure. An individual may be treated as a ‘good leaver’ for these purposes if they leave by way of the following circumstances - (i) death, (ii) injury, ill-health or disability, (iii) redundancy, (iv) retirement, (v) termination without cause, (vi) resignation for a ‘good reason’ (for example, where there has been a material breach of the employment contract by the employer), and/or (vii) any other circumstances as determined by the Committee or the Board. The Committee also retains discretion to make additional payments in respect of (i) settling any claims which the Committee considers, in its reasonable judgment, may arise in respect of the termination (whilst seeking to ensure that there is no reward for failure), and (ii) reasonable legal costs and other expenses reasonably incurred by the Director in respect of the termination and any settlement arrangements; provided in all cases that the Committee considers that it would be in the best interests of the Company to do so. Change in control The Company’s equity incentive plan(s) contains provisions relating to a change in control which provides for full accelerated vesting of all outstanding share options, share appreciation rights and full value awards (other than performance-based awards), when a replacement award is not provided. In addition, any performance-based award for which a replacement award is not issued, will be deemed to be earned and payable with all applicable performance metrics deemed achieved at the greater of: (a) the applicable target level; or (b) the level of achievement as determined by the Committee not later than the date of the change in control, taking into account performance up to the latest date preceding the change in control as to which performance can practically be determined, but in no case, later than the end of the applicable performance period. In the event of: (i) a transformative transaction or other strategic opportunity; or (ii) a variation in share capital or other event or transaction that materially affects the value of the Company’s shares or share-based awards (including, without limitation, capitalization or rights issues, consolidations, subdivisions or reductions of share capital, demergers, extraordinary dividends or dividends in specie), an adjustment may be made to the number of shares if considered appropriate. Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 73

Executive Directors Having regard to and in line with the practice for other senior employees of the Company in the relevant location/ jurisdiction, the table below summarizes the policies which will apply in respect of the various elements of compensation in the event of cessation of an Executive Director’s service with the Company, unless determined otherwise at the discretion of the Committee: Base salary Salary will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. A good leaver may be entitled to receive up to 18 months of base salary (inclusive of any payment in lieu of notice). Benefits Benefits will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. A director will not be required to repay any benefits that were provided to him/her by way of a lump sum payment, including where such payment covers a period after cessation of service. A good leaver may continue to receive a range of benefits, including without limitation, health and welfare benefits, tax preparation and perquisites, following cessation for up to 24 months. Pension Pensions will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. Annual bonus / STI Any accrued but unpaid annual bonuses for the prior fiscal year will be paid. A director may be entitled to an annual bonus, pro-rated if applicable and subject to performance assessment, in respect of the financial year in which the cessation occurs. A good leaver may be entitled up to an additional payment of 18 months annual bonus (based upon a three-year average). LTI Awards in shares and options will be treated in accordance with the relevant plan rules and the terms and conditions of the award. The Committee would consider whether outstanding and unvested awards should lapse on leaving or should, at the Committee’s discretion, be preserved. If awards are preserved, they would continue until the vesting date or be accelerated, and they would be pro-rated based on service over the performance period or vest in full. A good leaver may exercise vested share options up until the original expiration date under the original terms and conditions of the award, generally a three- or four-year period after the vest date. Co-investment All outstanding and unvested awards in shares and/or options will be automatically and immediately forfeited for no consideration as of cessation of service. A good leaver may exercise vested share options up until the original expiration date under the original terms and conditions of the award. Element of remuneration Loss of office payment policy An Executive Director may also be entitled to additional payments, including but not limited to certain payments or benefits which are in line with and which reflect market practice, including the provision of outplacement support, reasonable costs associated with relocation back to an individual’s home country, and tax preparation. In some countries, it may be a legal requirement to provide on-going consideration for post-termination restrictive covenants. The Committee may impose post-termination restrictive covenants on Executive Directors which continue for up to two years after cessation of service and which may require payment of appropriate consideration. Marco Sala Upon cessation of service, Marco Sala will be subject to 24 months post-termination restrictive covenants, in return for which he will receive a payment equal to the GBP equivalent of US$7.5 million as consideration. According to a severance agreement entered into between the Company and Marco Sala, subject to Marco Sala working his notice period, he is entitled to a severance payment equal to one year’s base salary (plus any amounts owed to him) and a pro-rated short term incentive bonus payment as of the date of termination based on the projection of the Company’s full year business and financial results. The severance payment is subject to the Company determining that he is a good leaver which includes, but is not limited to, circumstances involving redundancy, permanent incapacity, or retirement with the agreement of the Company. No severance payment will be made if Marco Sala’s employment is terminated for cause. Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 74

Non-Executive Directors No remuneration is payable upon a Non-Executive Director’s termination, other than accrued fees (including contributions to pension organizations / social security institutions, as required by local law) and expenses, subject to the discretion of the Board. RSU awards will be treated in accordance with the relevant plan rules and the terms and conditions of the award. The Committee would consider whether outstanding and unvested awards should lapse on leaving or should, at the Committee’s discretion, be preserved. If awards are preserved, they would continue until the vesting date or be accelerated, and they would be pro-rated based on service over the period or vest in full. Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 75

Directors' Remuneration Report

# Remuneration Implementation Report

This Remuneration Implementation Report sets out the Committee's responsibilities and activities, how the Remuneration Policy was implemented in 2024 and the resulting payments each of the Directors received, and the planned implementation of the Remuneration Policy in 2025. The information in this report has been audited where required under applicable U.K. legislation, as indicated in the relevant sections.

## Compensation Committee activities

The Committee assists the Board in discharging its responsibilities relating to compensation of the Company's directors and other executive officers, and on human capital management matters (such as management succession planning, culture and employee engagement).

The Committee is currently comprised of three independent Non-Executive Directors. As of the date of this report, the Committee is chaired by Gianmario Tondato Da Ruos, and its other members are Alberto Dessy and Samantha Ravich. The Committee held eight meetings during 2024, attended by members of the Committee as follows:

| Director | Member since | % of meetings attended |
|---|---|---|
| Gianmario Tondato Da Ruos *(Chair)* | April 2015 | 100% |
| Alberto Dessy | April 2015 | 100% |
| Samantha Ravich | June 2020 | 100% |

The CEO, CFO, Global Head of People and Transformation, General Counsel, Company Secretary and the Committee's compensation advisor, Mercer, usually attend some or all of the meetings by invitation to support the Committee as needed. These individuals are not members, and are not present when their own remuneration is discussed.

During 2024, the Committee:

- Reviewed and recommended for Board approval the Directors' remuneration implementation report for the year ended 31 December 2023 and the new Remuneration Policy, both presented for shareholder approval at the 2024 AGM;
- Reviewed management recommendations and advised the Board on broad compensation policies implemented or to be implemented by the Company;
- Assessed the annual performance of the Executive Chair and the CEO, and advised the Board on executive officer compensation;
- Reviewed the new incentive plan design, performance measures and targets;
- Monitored compliance with Director and executive share ownership guidelines;
- Received and discussed periodic reports and updates from the People and Transformation function on talent management and development, DEI, harassment statistics and trends, among other things;
- Received and discussed reports on the Company's talent risk trend, including mitigation measures adopted or under consideration within the Company's risk control environment;
- Assessed and confirmed the Company's peer group;
- Assessed the independence of its advisor, Mercer;
- Reviewed and approved (or recommended that the Board approve) management's proposals with respect to incentive compensation arising in connection with the Strategic Review;
- Reviewed and approved (or recommended that the Board approve) proposed changes to compensation governance policies and related documents; and
- Reviewed voting recommendations from proxy advisory firms on compensation-related shareholder resolutions proposed for the 2024 AGM.

During 2024, the Committee was advised by Mercer in its consideration of matters in relation to executive compensation and the total fees in relation to the advice provided by Mercer to the Committee and the Board during the year were $382,148.

Mercer is part of the Marsh & McLennan Companies, Inc., a global professional services firm and a third party unconnected with IGT. Mercer has been acting as independent advisor to the Committee since 2015 and the Committee has renewed Mercer's appointment for the financial year 2025. The Committee has satisfied itself that the advice received from Mercer was objective and independent.

Mercer also assists the Company by providing general consulting services, salary surveys, advice on fund performance of its 401(k) plans in the U.S., and benefits and retirement advisory work.

## 2024 AGM - Remuneration Implementation Report voting results

At the 2024 AGM, there was an advisory vote on our remuneration implementation report. The result of the poll was as follows:

| | | |
|---|---|---|
| **Votes for** | 369,316,648 | 96.53 % |
| **Votes against** | 13,285,010 | 3.47 % |
| **Total votes cast** | **382,601,658** | |
| **Votes withheld** | 1,642,224 | |

## 2024 AGM - Remuneration Policy voting results

At the 2024 AGM, there was a binding vote on our remuneration policy. The result of the poll was as follows:

| | | |
|---|---|---|
| **Votes for** | 341,520,327 | 89.26 % |
| **Votes against** | 41,075,385 | 10.74 % |
| **Total votes cast** | **382,595,712** | |
| **Votes withheld** | 1,648,170 | |

Annual Report and Accounts 2024 Page | 76

*Directors' Remuneration Report*

## Single total figure of remuneration (audited)

### Executive Directors' remuneration as a single figure (audited)

The remuneration of the Executive Directors for the financial years ended December 31, 2024 and 2023 is set out below and relates to the performance of their roles as Executive Directors of the Parent or in connection with the management of the affairs of the Company.

| ($'000) | Salary(1) | Taxable Benefits(2) | Pension(3) | Other(4) | Total Fixed Pay | STI(5) | LTI(6) & Co-investment (7) | Total Variable Pay | Total(8) |
|---|---|---|---|---|---|---|---|---|---|
| **Marco Sala** | | | | | | | | | |
| **2024** | 1,145 | 2,011 | 1,558 | — | **4,715** | 2,069 | 3,490 | **5,558** | **10,273** |
| **2023** | 1,006 | 362 | 1,353 | — | **2,721** | 1,965 | 14,810 | **16,775** | **19,496** |
| **Vince Sadusky** | | | | | | | | | |
| **2024** | 1,500 | 360 | 12 | — | **1,872** | 2,313 | 1,905 | **4,218** | **6,090** |
| **2023** | 1,681 | 303 | 12 | — | **1,995** | 2,505 | 2,459 | **4,964** | **6,959** |
| **Max Chiara** | | | | | | | | | |
| **2024** | 800 | 137 | 12 | 366 | **1,315** | 1,094 | 1,693 | **2,787** | **4,102** |
| **2023** | 800 | 138 | 12 | 500 | **1,449** | 1,243 | 3,603 | **4,845** | **6,295** |

(1) Marco Sala's annual salary as Executive Chair since his appointment to this role in January 2022 was $750,000, which was raised to $900,000 effective March 2023, paid monthly, of which 70% is paid in GBP and 30% in Euros, both of which are converted using fiscal year-to-date exchange rates. In addition to base salary, the amount includes true-up payments related to foreign currency fluctuations and tax equalization.

Vince Sadusky's annual salary is $1.5 million paid bi-weekly. In addition to base salary, the amount includes true-up payments related to tax equalization.

Max Chiara's annual salary is $800,000 paid bi-weekly.

(2) Taxable benefits include the following:

| ($'000) | Housing(a) | Car & Jet Benefits | Meals & Travel Allowances | Insurance(b) | Tax(c) | Other(d) | Total Taxable Benefits |
|---|---|---|---|---|---|---|---|
| **Marco Sala** | | | | | | | |
| **2024** | 865 | 28 | 16 | 5 | 1,098 | — | **2,011** |
| **2023** | — | 27 | 7 | 5 | 323 | — | **362** |
| **Vince Sadusky** | | | | | | | |
| **2024** | 194 | 18 | — | 4 | 75 | 70 | **360** |
| **2023** | 182 | 33 | — | 4 | 14 | 70 | **303** |
| **Max Chiara** | | | | | | | |
| **2024** | — | — | — | 9 | 50 | 79 | **137** |
| **2023** | — | — | — | 9 | 59 | 70 | **138** |

(a) Marco Sala's housing allowance payment is paid once every three years in advance in accordance with his Italian employment agreement. The amounts for Vince Sadusky represent his housing payment for his company paid apartment.

(b) Includes health and life insurance.

(c) Represents tax equalization related to long-term incentive and allowances as well as tax preparation services. The increase in 2024 for Marco Sala and Vince Sadusky is primarily related to the vesting of his co-investment awards in 2024 and tax gross-up payments, respectively.

(d) The amounts represent the perquisite compensation contribution to Vince Sadusky and Max Chiara. The 2024 figure for Max Chiara also includes other taxable benefits such as annual physicals.

(3) Marco Sala's pension includes base pension contributions (2024: $1.2 million; 2023: $1.2 million), severance contributions (2024 $97,839; 2023: $98,929) and employer social tax contributions (2024: $273,855; 2023: $64,738), in accordance with his Italian service agreement. Vince Sadusky's and Max Chiara's pension includes employer contributions to their respective U.S. defined contribution 401(k) plan. Details relating to pensions are set out in the section headed "Pensions (audited)".

(4) The 2024 amount relates to a one-time cash payment of $200,000 and tax gross-ups (such payment subject to clawback if he ceases to be employed within one year from the date of payment), as an extension of Max Chiara's initial hiring bonus installments to retain and secure his continued leadership through the closing of the Proposed Transaction.

The 2023 amount relates to the fourth installment of a $2.0 million bonus as part of Max Chiara's offer of employment to compensate for his forfeited remuneration at his previous employer, which was paid in four equal installments as follows: (i)

Annual Report and Accounts 2024 Page | 77

*Directors' Remuneration Report*

within 30-days of his employment start date; and (ii) on each of the first, second and third anniversaries of his employment start date. He was required to remain employed with the Company through the applicable payment date to receive each installment.

(5) Represents the annual bonus earned for the annual performance periods ended 2024 and 2023, paid in 2025 and 2024, respectively. Marco Sala's amount also includes the estimated true-up payments related to foreign currency fluctuations and tax equalization.

(6) Total long-term incentive is as follows:

| | Performance Share Units[(a)] | | Total LTI | |
|---|---|---|---|---|
| | **Shares** | **($'000)** | **Shares** | **($'000)** |
| **Marco Sala** | | | | |
| **2024** | 86,059 | 1,693 | **86,059** | **1,693** |
| **2023** | 306,607 | 6,067 | **306,607** | **6,067** |
| **Vince Sadusky** | | | | |
| **2024** | 96,817 | 1,905 | **96,817** | **1,905** |
| **2023** | 124,285 | 2,459 | **124,285** | **2,459** |
| **Max Chiara** | | | | |
| **2024** | 86,059 | 1,693 | **86,059** | **1,693** |
| **2023** | 182,084 | 3,603 | **182,084** | **3,603** |

(a) The 2024 amount represents 106% of target performance share units subject to the 2022 through 2024 performance period, 50% expected to vest in 2025, and 50% expected to vest in 2026, multiplied by $19.67, the three-month average closing share price ending December 31, 2024. The share price at grant date of $22.37 is higher than the share price used as noted in this paragraph. As such, no amount of the values shown are attributable to share price appreciation. Details relating to the performance measures and achievement are set out in the section headed "Performance against performance conditions for the LTI vesting (audited)".

The 2023 amount represents 145% of target performance share units subject to the 2021 through 2023 performance period, 50% vested on May 1, 2024 multiplied by $19.90, and 50% expected to vest in 2025 multiplied by $19.67, the three-month average closing share price ending December 31, 2024. The share price at grant date of $22.70 (for Marco Sala and Max Chiara) and $26.25 (for Vince Sadusky) are higher than the share price used as noted in this paragraph. As such, no amount of the values shown are attributable to share price appreciation.

(7) Total co-investment is as follows:

| | Performance Share Units[(a)] | | Performance Options[(a)] | | Total Co-investment | |
|---|---|---|---|---|---|---|
| | **Shares** | **($'000)** | **Shares** | **($'000)** | **Shares** | **($'000)** |
| **Marco Sala** | | | | | | |
| **2024** | 86,250 | 1,777 | 86,250 | 20 | **172,500** | **1,797** |
| **2023** | 211,250 | 4,352 | 86,250 | 20 | **297,500** | **4,372** |

(a) The 2024 amount represents 100% achievement of the Co-investment plan performance conditions for certain performance share units and share options granted in 2021 subject to Absolute TSR, which vested 100% upon shareholder approval of the Company's 2023 financial statements at the 2024 AGM. The amount of compensation reflects the total number of shares which vested multiplied by $20.60, the closing share price on the date of the 2024 AGM. Equity compensation for share options also takes into account a grant date strike price of $20.37. The share price at grant date of $20.37 is lower than the share price used as noted in this paragraph. As such, the amounts above include share price appreciation of $39,675. Details relating to the performance measures and achievement are set out in the section headed "Performance against performance conditions for the Co-investment plan vesting (audited)".

The 2023 amount represents 100% achievement of the Co-investment plan performance conditions for certain performance share units and share options granted in 2021, which vested 100% upon shareholder approval of the Company's 2023 financial statements at the 2024 AGM. The amount of compensation reflects the total number of shares which vested multiplied by $20.60, the closing share price on the date of the 2024 AGM. Equity compensation for share options also takes into account a grant date strike price of $20.37. The share price at grant date of $20.37 and $19.87 are lower than the share price used as noted in this paragraph. As such, the amounts above include share price appreciation of $130,925.

(8) Marco Sala's total remuneration reflects all remuneration related to his employment contract with the Parent, and for the avoidance of doubt, under his employment contract with Lottomatica S.p.A., which merged with and was absorbed by IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.), effective December 1, 2018.

Annual Report and Accounts 2024 Page | 78

Directors' Remuneration Report

## Non-Executive Directors' remuneration as a single figure (audited)

The remuneration of the Non-Executive Directors for the financial years ended December 31, 2024 and 2023 is set out below and relates to the performance of their role as a Non-Executive Director of the Parent.

| ($'000) | Retainers | Other fees[(1)] | Restricted Share Units[(2)] | Total[(3)] |
|---|---|---|---|---|
| **Alberto Dessy[(4)]** | | | | |
| **2024** | 119 | 16 | 191 | **326** |
| **2023** | 122 | 3 | 153 | **278** |
| **Enrico Drago[(5)]** | | | | |
| **2024** | 75 | — | 191 | **266** |
| **2023** | — | — | 22 | **22** |
| **Marco Drago[(6)]** | | | | |
| **2024** | 37 | 6 | — | **43** |
| **2023** | 100 | 3 | 153 | **256** |
| **Ashley M. Hunter** | | | | |
| **2024** | 100 | 5 | 191 | **296** |
| **2023** | 100 | 3 | 153 | **256** |
| **James McCann**<br>*(Vice Chair, Lead Independent Director and Chair of the Nominating and Governance Committee)* | | | | |
| **2024** | 140 | 3 | 210 | **354** |
| **2023** | 140 | 18 | 168 | **326** |
| **Heather McGregor** | | | | |
| **2024** | 100 | 2 | 191 | **293** |
| **2023** | 100 | — | 153 | **253** |
| **Lorenzo Pellicioli** | | | | |
| **2024** | 100 | 6 | 191 | **297** |
| **2023** | 100 | 3 | 153 | **256** |
| **Maria Pinelli**<br>*(Chair of the Audit Committee)* | | | | |
| **2024** | 140 | 10 | 191 | **341** |
| **2023** | 140 | 18 | 153 | **308** |
| **Samantha Ravich** | | | | |
| **2024** | 100 | 6 | 191 | **297** |
| **2023** | 100 | 3 | 153 | **256** |
| **Gianmario Tondato Da Ruos**<br>*(Chair of the Compensation Committee)* | | | | |
| **2024** | 130 | 3 | 191 | **324** |
| **2023** | 130 | 3 | 153 | **286** |

(1) Relates to reimbursable expenses incurred in the course of duties, including any tax liabilities arising paid by the Company under applicable tax laws, and primarily relate to meal and travel expenses for attending Board meetings in the U.K. as well as tax preparation. The 2023 amounts have been updated to reflect the actual reimbursable expenses incurred.

(2) The 2024 amounts reflect the number of restricted share units granted on May 14, 2024 multiplied by $19.67, the three-month average closing share price ending December 31, 2024. The restricted share units vest on the date of the 2025 AGM.

The 2023 amounts have been updated to reflect the number of restricted share units granted on May 9, 2023 multiplied by the share price on the vesting date of the 2024 AGM, $20.60.

(3) Non-Executive Directors are not eligible to receive variable remuneration; therefore, total remuneration equals fixed remuneration.

(4) Alberto Dessy's retainers include a 4% stipend related to Italian regulatory requirements by virtue of the payment of fees and the grant of equity awards.

(5) Enrico Drago was appointed to the Board on April 1, 2024 and received a pro-rated amount of compensation for his services during the year.

(6) Marco Drago stood down from his position as a Director at the conclusion of the 2024 AGM and his term ended on May 14, 2024. He received pro-rated amount of compensation for his services during the year.

Annual Report and Accounts 2024 Page | 79

Directors' Remuneration Report

## Performance against performance conditions for the annual bonus program (audited)

Annual bonuses under the STI compensation plan are earned by reference to the financial year and paid in March following the end of the financial year.

The Committee reviews the performance measures and targets of the STI plan annually to evaluate whether these measures remain appropriately aligned to the Company's overall business strategy. Payment to the Executive Directors under the 2024 STI plan was based on both (i) pre-determined financial performance metrics, including Consolidated Adjusted Operating Income ("OI") (excluding Purchase Price Accounting), Consolidated Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), and Consolidated Adjusted Net Debt, and (ii) individual Management by Objectives ("MBOs").

During the year, the Committee approved modifications to the 2024 STI plan for Executive Directors and employees continuing with the Company after the Proposed Transaction closes. The changes include excluding IGT Gaming's performance for the six months ended December 31, 2024 from key financial metrics reflecting the Company's management approach since announcing the Proposed Transaction and allowing adjustments to performance metrics to exclude non-recurring impacts from the Proposed Transaction. These modifications were aimed at preserving the original incentive objectives while ensuring fair measurement of ongoing operational performance. The Committee considers that aligning the incentive plan with the Company's operational goals not only strengthens business performance, but also enhances the value of contributions from participants.

The table below sets out the 2024 STI plan financial metrics and actual performance and the bonuses accruing in 2024 for each Marco Sala, Vince Sadusky and Max Chiara.

| | Financial Performance Measures | | | | |
|---|---|---|---|---|---|
| ($ in millions) | Consolidated Adjusted OI[(1)] | Consolidated Adjusted EBITDA[(1)] | Consolidated Adjusted Net Debt[(2)] | Personal Performance Measures - MBOs | Payout |
| Weighting | 25% | 25% | 30% | 20% | |
| Threshold | $793.6 | $1,291.0 | $5,079.0 | | |
| Target | $881.8 | $1,434.4 | $4,955.0 | | |
| Maximum | $970.0 | $1,577.8 | $4,831.0 | | |
| **Marco Sala**[(3)] | | | | | |
| 2024 Performance | 106.0% | 101.0% | 200.0% | 200.0% | |
| Payout % | 26.5% | 25.4% | 60.0% | 40.0% | |
| | | | | **Payout as % of Target** | **129.6%** |
| | | | | **Payout as % of Maximum** | **64.8%** |
| **Vince Sadusky**[(4)] | | | | | |
| 2024 Performance | 113.0% | 103.0% | 200.0% | 200.0% | |
| Payout % | 28.4% | 25.8% | 60.0% | 40.0% | |
| | | | | **Payout as % of Target** | **154.2%** |
| | | | | **Payout as % of Maximum** | **77.1%** |
| **Max Chiara**[(5)] | | | | | |
| 2024 Performance | 120.0% | 105.0% | 200.0% | 200.0% | |
| Payout % | 30.0% | 26.3% | 60.0% | 40.0% | |
| | | | | **Payout as % of Target** | **156.3%** |
| | | | | **Payout as % of Maximum** | **78.1%** |

(1) In connection with the Proposed Transaction, Consolidated Adjusted OI and Consolidated Adjusted EBITDA were modified during the year to consider the measure of total (i) company profit performance on a consolidated basis for the six months ended June 30, 2024, plus (ii) company profit performance from continuing operations only for the six months ended December 31, 2024, as reported in the Company's consolidated financial statements for the financial year ended December 31, 2024.

(2) Consolidated Adjusted Net Debt is based on net debt of the Company plus "Cash and cash equivalents" attributed to discontinued operations as reported in the Company's consolidated financial statements for the financial year ended December 31, 2024.

(3) Target payment to Marco Sala is based on 150% of his salary with a maximum opportunity of 194.4% of his base salary.

(4) Target payment to Vince Sadusky is based on 100% of his salary with a maximum opportunity of 167% of base salary.

(5) Target payment to Max Chiara is based on 87.5% of his salary with a maximum opportunity of 175% of his base salary.

Annual Report and Accounts 2024 Page | 80

Marco Sala and Vince Sadusky Marco Sala and Vince Sadusky shared the same MBOs under the 2024 STI plan. Their MBOs relate to (i) developing a framework for the continuing Lottery operations and a compelling long-term business plan, including preparation of a capital markets presentation to be delivered upon the closing of the Proposed Transaction, and (ii) preparing for the separation and spin-off of IGT Gaming to ensure Day 1 operational readiness, including functional stand-up plans to address the separation and contingency activities. In all instances, these objectives were delivered at a maximum level of performance. Marco, in collaboration with Vince, established a comprehensive equity story for the Lottery operations, leveraging on strategic insights and benchmarking against industry standards, which strengthened stakeholder confidence and supported alignment with the Company’s objectives. A robust long-term business plan for 2024-2028 was developed, incorporating the OPtiMa 3.0 cost savings initiative and various financial and operational scenarios to support growth and profitability goals, with the final 2025-2029 plan scheduled for Board review in February 2025. Additionally, the said Directors ensured Day 1 operational readiness by refreshing functional separation plans, addressing preparedness for transition service arrangements and delivering stand-up plans on schedule, while managing challenges including cyber incident impacts and employee transfers without compromising readiness. Their strategic approach as well as proactive and collaborative leadership were particularly valuable in navigating complex operational challenges while maintaining momentum toward organizational success. Max Chiara The MBOs for Max Chiara relate to (i) leading finance efforts for the IGT Gaming separation, including financial due diligence, operational planning and developing standalone financial models for the continuing Lottery operations, (ii) developing and executing a compelling long-term business plan and equity story for the continuing Lottery operations, targeting key updates by 2024 or 2025, and (iii) reviewing and achieving capital-controlled cash flow targets while ensuring accurate reporting and forecasting processes across the business. In all instances, these objectives were delivered at a high level of performance, consistently meeting or exceeding timelines and receiving strong endorsement from key stakeholders, including the Board and external partners. Max led the finance resources in executing critical steps for the separation and spin-off of IGT Gaming. He successfully directed financial due diligence, executed separation planning and established robust post-closure financial reporting frameworks. Additionally, cash flow management significantly exceeded maximum performance targets. Max’s precise execution of these complex initiatives, combined with his strategic and operational leadership, is instrumental to the organization’s success. Performance against performance conditions for the LTI vesting (audited) The amount included for performance share units in the 2024 single total figure of remuneration reflects the performance share units granted in 2022. Vesting was dependent on performance over three financial years ended on December 31, 2024 and continued service until the vesting date in 2025 for 50% of the units earned and the vesting date in 2026 for the remaining 50% of units earned. The vesting date is expected to be in May 2025 and May 2026, respectively. During the year, the Committee approved modifications to the 2022-2024 LTI plan for Executive Directors and employees continuing with the Company after the Proposed Transaction closes. The changes include setting the Relative TSR Payment Factor at target level (thereby mitigating any short-term share price impact as a result of the Proposed Transaction on the outcome of the award) and allowing adjustments to performance metrics to exclude non-recurring impacts from the Proposed Transaction. These modifications were aimed at preserving the original incentive objectives while ensuring fair measurement of ongoing operational performance. The Committee considers that aligning the incentive plan with the Company’s operational goals not only strengthens business performance, but also enhances the value of contributions from participants. Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 81

Directors' Remuneration Report

The performance achieved against the performance targets is shown below:

| 2022-2024 ($ in millions) | Weighting | Threshold | Target | Maximum | 2024 Performance | Performance % of Target | Payout % |
|---|---|---|---|---|---|---|---|
| Consolidated Adjusted EBITDA | 25% | 5,429.3 | 5,714.8 | 6,000.8 | 5,727.0 | 100.2% | 100.7% |
| Consolidated Adjusted Free Cash Flow | 75% | 1,842.6 | 1,992.1 | 2,290.8 | 2,131.0 | 107.0% | 107.4% |
| EBITDA/Free Cash Flow Result | | | | | | | 105.7% |
| Relative TSR Modifier | | <25th | 60th | >75th | N/A | 100.0% | 100.0% |
| | | | | | | **Performance results (% of Target)[(1)]** | 105.7% |
| | | | | | | **Total units earned (% of Maximum)[(2)]** | 91.1% |

(1) The performance results weighted as the product of (a) the Consolidated Adjusted EBITDA and Free Cash Flow Payment Matrix (105.7%) multiplied by (b) relative Total Shareholder Return percentile payout (100.0%).

(2) The maximum number of shares to be earned under the plan is 116% of target.

## Performance against performance conditions for the Co-investment plan vesting (audited)

In 2021, the Company entered into a Co-investment plan with Marco Sala. Marco's appointment as Executive Chair of the Board, effective January 24, 2022, did not impact any of the vesting conditions for awards granted under the plan. The Co-investment plan was intended to align Marco's interests with those of the Company's shareholders. Under the Co-investment plan, the Company matched Marco's commitment to hold his ordinary shares on a 1:1 basis (up to 470,000 shares), comprising a matching grant of up to 345,000 shares, awarded half in performance share units and half in share options on May 11, 2021, and a matching grant of up to 125,000 shares awarded in performance share units on July 28, 2021.

The vesting of certain performance share units and share options awarded under the Co-investment plan was dependent upon achievement of certain performance conditions for the measurement period ended December 31, 2023 and continued service until May 2024. These performance share units (211,250) and share options (86,250) were achieved at target following shareholders' approval of the Company's 2023 financial statements at the AGM in May 2024 and were disclosed in the prior year.

The measurement period for the performance share units (86,250) and share options (86,250) subject to the Absolute Total Shareholder Return ("TSR") financial metric ended upon approval of the Company's 2023 financial statements at the 2024 AGM. Achievement of the Absolute TSR is based on the share price being equal to or greater than 20% over the period commencing on the grant date (the initial price of $17.18 is equal to the 20-day trading average share price ending on the date of grant) and ending on the date of approval of the Company's 2023 financial statements (the final price is equal to the 60-day trading average share price ending on the approval of the Company's 2023 financial statements at the 2024 AGM). The vesting of these performance share units and options was also subject to Marco's continued service as a director until the AGM in May 2024.

The performance achieved against the performance targets is shown below:

| Co-investment plan | Target Performance Shares subject to metric | Target Performance Options subject to metric | Performance % of Target | Payout % |
|---|---|---|---|---|
| Absolute Total Shareholder Return[(1)] | 86,250 | 86,250 | 182.0% | 100.0% |
| | | | **Performance results (% of Target)** | **100.0%** |
| | | | **Total units earned (% of Maximum)** | **100.0%** |

(1) The performance share units and share options subject to the Absolute TSR financial metric were achieved upon approval of the Company's 2023 financial statements at the 2024 AGM. The average share price for the 60 consecutive trading days ended May 14, 2024 was $24.00, which shows TSR at 36.38% versus the 20% target increase over the initial price of $17.18.

Annual Report and Accounts 2024 Page | 82

Directors' Remuneration Report

## Interests and vesting criteria of awards made during the financial year (audited)

### LTI - Performance share units (audited)

#### *2024-2026 LTI awards - Performance share units*

The award will vest 50% in 2027 and 2028, respectively, based on cumulative performance over the 2024 through 2026 period and continued service through the vesting dates. The award also provides for full vesting in the event of death, and pro rata vesting in the event of disability. The details of these awards are included in the table below:

| Executive Director | Type of Award | Maximum Units | Proportion of maximum award vesting at minimum performance | Price on Grant Date | Face Value on Grant Date[1] ($'000) |
|---|---|---|---|---|---|
| Marco Sala | Performance Share Units | 137,792 | 10% | $20.10 | 2,770 |
| Vince Sadusky | Performance Share Units | 310,035 | 10% | $20.10 | 6,232 |
| Max Chiara | Performance Share Units | 172,241 | 10% | $20.10 | 3,462 |

(1) The face value on grant date is calculated as the maximum number of units which could be earned under the award multiplied by the Price on Grant Date of May 9, 2024.

The vesting of the performance share units under the 2024-2026 LTI award is tied to the three performance metrics based on performance in 2024 through to 2026 as follows.

| | | |
|---|---|---|
| • | Three-Year Cumulative Consolidated Adjusted EBITDA | Profitability measure |
| • | Three-Year Cumulative Consolidated Adjusted Free Cash Flow | Use of cash |
| • | Relative TSR | Performance against peers |

#### *Three-Year Cumulative Consolidated Adjusted EBITDA ("Three-Year Adjusted EBITDA")*

This performance metric refers to the cumulative Adjusted EBITDA of the Company as reported in the annual public press releases issued by the Company for the three years ending December 31, 2026. The performance share units subject to this vesting criteria may be greater than, equal to, or less than the original amount of target based on actual performance, relative to the target as follows:

| *Three-Year Adjusted EBITDA Target* | *< 95%* | *95%* | *100%* | *≥ 105%* |
|---|---|---|---|---|
| *% Vesting* | *—%* | *20%* | *100%* | *116%* |

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

#### *Three-Year Cumulative Consolidated Adjusted Free Cash Flow ("Three-Year Free Cash Flow")*

This performance metric refers to the cumulative Free Cash Flow of the Company as reported in the annual public press releases issued by the Company for the three years ending December 31, 2026. The performance share units subject to this vesting criteria may be greater than, equal to, or less than the original amount of target based on actual performance, relative to the target as follows:

| *Three-Year Adjusted Free Cash Flow Target* | *< 92.5%* | *92.5%* | *100%* | *≥ 115%* |
|---|---|---|---|---|
| *% Vesting* | *—%* | *20%* | *100%* | *116%* |

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

#### *Relative TSR Payment Factor*

The Relative TSR Payment Factor is based on relative TSR for the companies included in the Russell MidCap Index as of the first day of the measurement period. The measurement period is the period commencing on January 1, 2024 and ending on December 31, 2026. After the Three-Year Adjusted EBITDA and Three-Year Free Cash Flow performance metrics are calculated, the TSR modifier is applied to the calculated vesting.

#### *Performance Factor*

The Performance Factor is the product of the Three-Year Adjusted EBITDA and Three-Year Free Cash Flow multiplied by the Relative TSR Payment Factor. Actual vesting under the plan can range from 0% to 145% if all maximum targets are met.

Annual Report and Accounts 2024 Page | 83

Pensions (audited) Marco Sala Marco Sala participates in the Company’s Italian pension funds at the same rates at which other eligible employees participate, which rates may differ by reference to entry date into the plan and job level. The amount in the single-figure table reflects Marco’s Italian pension under his service agreement with Lottomatica S.p.A. which merged with and was absorbed by IGT Lottery S.p.A., formerly Lottomatica Holding S.r.l. (“Lottomatica”), effective December 1, 2018, and the Italian integrative pension fund, both of which are structured as a contribution scheme. Under the pension fund subject to his service agreement, the employee contribution rate is equal to 10.19% and the employer quota is approximately 27% of base salary, allowances and annual bonus. Marco’s contributions subject to the Italian integrative pension fund (PREVIP) are levied at a rate of 3.45% and employer contributions are 8.55% of base salary. Both pension funds’ contribution rates are applied to Marco’s remuneration earned under both of his service agreements with the Parent and IGT Lottery S.p.A., as disclosed in the single figure table. Employer contributions are allocated to the Parent and IGT Lottery S.p.A. based on remuneration earned under such agreement. In addition, the Company makes mandatory contributions to PREVIP for TFR (Italy’s severance program) at a rate of 6.9% of Marco’s base salary, allowances and annual bonus earned under both of his service agreements. At the time Marco’s employment ends with the Company, he may receive this benefit as a lump sum payment or keep the balance in PREVIP. As of December 31, 2024, there was no accrual for an Italian severance payment for Marco. The estimated retirement date for Marco is in January 2027 which, in accordance with Italian regulations, could be postponed to March 2027. Vince Sadusky Vince Sadusky is eligible to participate in the Company’s U.S. defined contribution 401(k) plan, which is offered to all U.S. employees. IGT provides a 3.5% company match on the first 6% of employee contributions as follows: 100% match on the first 1% of employee contributions and 50% match on the next 5% of employee contributions, subject to the U.S. Internal Revenue Services (IRS) limits then in effect, which were $23,000 in 2024 with an additional “catch-up” contribution of $7,500 for employees age 50 or older as of December 31, 2024. Max Chiara Max Chiara is eligible to participate in the Company’s U.S. defined contribution 401(k) plan, which is offered to all U.S. employees. IGT provides a 3.5% company match on the first 6% of employee contributions as follows: 100% match on the first 1% of employee contributions and 50% match on the next 5% of employee contributions, subject to the U.S. Internal Revenue Services (IRS) limits then in effect, which were $23,000 in 2024 with an additional “catch-up” contribution of $7,500 for employees age 50 or older as of December 31, 2024. Payments to past Directors and payments for loss of office (audited) Marco Drago retired as a member of the Board on May 14, 2024. His fees and restricted share units awarded in 2023, which vested on May 14, 2024 in accordance with the terms of the award agreement, have been included in the Non-Executive Directors’ remuneration as a single figure table of this report. Marco Drago has not received any other remuneration or payments upon ceasing to be a Director. Other than the foregoing, there were no payments of money or other assets made to any Director or for loss of office, in each case, at any time during the financial year ended December 31, 2024. Statement of Director’s shareholding and share interests (audited) Share Ownership Guidelines Executive Directors are required to acquire and maintain shares with a fair market value equal to at least three times base salary (which is the case for the current CFO, Max Chiara) and a maximum of at least five times base salary (which is the case for the current Executive Chair, Marco Sala, and CEO, Vince Sadusky). Shares included in the ownership criteria include shares which are beneficially owned regardless of whether the shares were issued under a Company plan or purchased on the market, and vested shares held in trust for the benefit of the Executive Director or his family members. Unearned performance shares do not count towards the ownership criteria until such shares have been earned. Unvested restricted share units and unexercised share options are not taken into account for purposes of the guidelines. If the Executive Director has a co-investment plan, 50% of shares committed to the co-investment will not be taken into account for purposes of the guidelines. Executive Directors must hold all of the net settled shares they receive under the LTI plan and the co-investment plan for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 84

*Directors' Remuneration Report*

provided the relevant director meets his or her holding requirements under the Share Ownership Guidelines. Upon cessation of employment, Executive Directors are required to hold (i) during the first year post departure, the lower of their respective shareholding guideline and the actual shareholding immediately prior to departure, and (ii) during the second year post departure, the lower of 50% of their respective shareholding guideline and the actual shareholding at the start of the second year post departure.

Beginning November 10, 2020 (or five years after joining the Board if such date is subsequent to November 10, 2020), a Non-Executive Director is expected to hold, for as long as he or she remains on the Board, ordinary shares of the Parent that have a fair market value equal to at least three times the base annual retainer amount then in effect for that Non-Executive Director. Unvested restricted share units and unexercised share options are not taken into account for the purposes of the guidelines. Non-compliant Non-Executive Directors are prohibited from selling shares of the Parent until they have met their applicable target level of share ownership, excluding any shares sold to cover any applicable tax withholding requirements, or the exercise price of any share options or nominal value of shares, or broker fees (if any).

The Committee has the discretion to amend the shareholding guidelines at any time.

## Executive Directors' interests in share awards (audited)

The table below sets out details of the interests of the Executive Directors in share awards for the year ended December 31, 2024:

| Date of Grant | Awards Held at January 1, 2024 | Granted/ Performance Adjustments During the Year[1] | Shares Vested During the Year | Awards Held at December 31, 2024 | Market Price at Grant Date | End of Performance Period | Vesting Date |
|---|---|---|---|---|---|---|---|
| **Marco Sala** | | | | | | | |
| May 9, 2024 | — | 95,029 | — | 95,029 | $20.10 | 2026 | 2027 & 2028 |
| May 5, 2023 | 73,260 | — | — | 73,260 | $27.49 | 2025 | 2026 & 2027 |
| May 4, 2022 | 81,400 | — | — | 81,400 | $22.37 | 2024 | 2025 & 2026 |
| Jul 28, 2021 | 125,000 | — | (125,000) | — | $19.87 | 2023 | 2024 |
| May 18, 2021 | 313,657 | 95,153 | (255,506) | 153,304 | $22.70 | 2022 & 2023 | 2023, 2024 & 2025 |
| May 11, 2021 | 172,500 | — | (172,500) | — | $20.37 | 2023 & 2024 | 2024 |
| **Vince Sadusky** | | | | | | | |
| May 9, 2024 | — | 213,817 | — | 213,817 | $20.10 | 2026 | 2027 & 2028 |
| May 5, 2023 | 164,835 | — | — | 164,835 | $27.49 | 2025 | 2026 & 2027 |
| May 4, 2022 | 91,575 | — | — | 91,575 | $22.37 | 2024 | 2025 & 2026 |
| Jan 24, 2022 | 85,714 | 38,571 | (62,140) | 62,145 | $26.25 | 2023 | 2024 & 2025 |
| Jan 24, 2022 | 285,714 | — | — | 285,714 | $26.25 | Not Applicable | 2025 |
| **Max Chiara** | | | | | | | |
| May 9, 2024 | — | 118,787 | — | 118,787 | $20.10 | 2026 | 2027 & 2028 |
| May 5, 2023 | 73,260 | — | — | 73,260 | $27.49 | 2025 | 2026 & 2027 |
| May 4, 2022 | 81,400 | — | — | 81,400 | $22.37 | 2024 | 2025 & 2026 |
| May 18, 2021 | 186,272 | 56,508 | (151,737) | 91,043 | $22.70 | 2022 & 2023 | 2023, 2024 & 2025 |

(1) Increases relate to adjustments for actual performance achieved.

Annual Report and Accounts 2024 Page | 85

*Directors' Remuneration Report*

## Executive Directors' interests in share options (audited)

The table below sets out details of the interests of the Marco Sala in share options which are outstanding as of December 31, 2024:

| Date of Grant | Awards Held at January 1, 2024 | Granted/ Performance Adjustments During the Year | Exercised During the Year | Expired During the Year | Awards Held at December 31, 2024 | Exercise Price(1) | End of Performance Period | Vesting Date | Expires On |
|---|---|---|---|---|---|---|---|---|---|
| May 11, 2021 | 172,500 | — | — | — | 172,500 | $20.37 | 2024 | 2024 | 2028 |

(1) The market price at grant date is equal to the exercise price of the share option.

Neither Vince Sadusky nor Max Chiara have any interests in share options as of December 31, 2024.

## Executive Directors' total share interests (audited)

The table below shows the Executive Directors' share interests as of December 31, 2024, including shares held by connected persons.

| Executive Director | Restricted Share Units | Performance Share Units | Share options | Total of Outstanding Shares and Options | Shares Beneficially Owned Outright(1) |
|---|---|---|---|---|---|
| Marco Sala | — | 402,993 | 172,500 | 575,493 | 1,487,657 |
| Vince Sadusky | 285,714 | 532,372 | — | 818,086 | 118,294 |
| Max Chiara | — | 364,490 | — | 364,490 | 165,718 |

(1) Marco Sala and Max Chiara met the target ownership level as prescribed by the Share Ownership Guidelines, but not Vince Sadusky who only became subject to the guidelines since his appointment as CEO in January 2022, but is expected to meet the target ownership level in the next two to three years. In any event, all Executive Directors remain subject to the holding requirements prescribed by the Share Ownership Guidelines as detailed in the section headed "Share Ownership Guidelines" on page 84.

## Non-Executive Directors' share interests (audited)

The table below shows the Non-Executive Directors' share interests as of December 31, 2024, unless otherwise noted, including shares held by connected persons. Non-Executive Directors do not have share options outstanding.

| Name | Restricted Share Units | Shares Beneficially Owned Outright(1) |
|---|---|---|
| Alberto Dessy | 9,708 | 77,651 |
| Enrico Drago | 9,708 | 35,986 |
| Ashley M. Hunter | 9,708 | 17,235 |
| James McCann | 10,679 | 93,800 |
| Heather McGregor | 9,708 | 48,765 |
| Lorenzo Pellicioli | 9,708 | 172,732 |
| Maria Pinelli | 9,708 | 17,675 |
| Samantha Ravich | 9,708 | 45,583 |
| Gianmario Tondato Da Ruos | 9,708 | 87,858 |

(1) Each of the Non-Executive Directors have met the target ownership level as prescribed by the Share Ownership Guidelines as detailed in the section headed "Share Ownership Guidelines" on page 84.

(2) Marco Drago stood down from his position as a Director at the conclusion of the 2024 AGM and his term ended on May 14, 2024. He does not have any outstanding equity subject to the Company's incentive plans.

Annual Report and Accounts 2024 Page | 86

Performance graph and table Total shareholder return (TSR) The chart below shows the TSR index for the Company as against the Russell Midcap Index. The Company considers it appropriate to benchmark its performance to the Russell Midcap Index due to the Company’s nature and size. Period Ended Index Value TSR Performance Company Russell Midcap Index 29 June 2015 31 Dec 2015 31 Dec 2016 31 Dec 2017 31 Dec 2018 31 Dec 2019 31 Dec 2020 31 Dec 2021 31 Dec 2022 31 Dec 2023 31 Dec 2024 0 50 100 150 200 250 300 350 (1) TSR is calculated using the 60-day average price for the Parent’s ordinary shares and the Russell Midcap Index for the 60 days period before the start and end dates of each period; the calculation incorporates the impact of dividends. For each financial year, the TSR performance has been normalized to align with the Company’s methodology for dividend treatment in TSR calculations, resulting in a reduction of the Company’s index value. Total remuneration of the CEO 2015(1)(2) 2016 2017 2018(2) 2019 2020 2021(2) 2022(1)(3) 2023 2024 Marco Sala Marco Sala Marco Sala Marco Sala Marco Sala Marco Sala Marco Sala Marco Sala Vince Sadusky Vince Sadusky Vince Sadusky Total remuneration ('000) $9,646 $7,554 $9,239 $19,487 $6,499 $10,396 $8,167 $2,016 $12,208 $6,959 $6,090 Annual bonus paid (% of maximum) 75% 82% 61% 78% 83% —% 95% —% 84% 84% 84% LTI vesting (% of maximum) 78% 72% 86% 37% 26% —% 18% 100% —% —% 88% (1) Marco Sala was CEO of the Company from April 7, 2015 to January 24, 2022, when he assumed the role of Executive Chair. Prior to this time, he was a director of the Company’s predecessor entities. The 2022 amount for Marco Sala reflects a pro-rata payment received by him in his role as CEO which includes salary, benefits, and true-up payments related to foreign currency fluctuations and tax equalization. (2) Total remuneration includes a housing allowance paid to Marco Sala once every three years in accordance with his IGT Lottery S.p.A. (formerly Lottomatica) contract. (3) Vince Sadusky was appointed to the role of CEO effective January 24, 2022. The 2022 amount for Vince Sadusky reflects his remuneration in his role as CEO. Relative importance of spend on pay The following table shows the year-on-year movement in total remuneration of all employees, compared to the level of distributions to shareholders by way of dividend and share buyback in respect of the financial years ended December 31, 2024 and 2023: Period Ending Millions $1,194.2 $160.2 $1,252.4 $161.2 2023 2024 Total Pay(1) Distributions to shareholders(2) 0 200 400 600 800 1,000 1,200 1,400 (1) The total pay increased 5% in 2024 when compared to 2023, based on constant 2023 foreign currency rates. The Company is not aware of any other extraordinary payments utilizing cash flow or profit. Total Pay includes wages, benefits, annual bonus, long-term incentive compensation and training and other personnel costs. Total Pay in 2024 is calculated at the prior year’s foreign exchange rate to 2023 actual Total Pay. (2) Includes payment of dividend and share buyback; there were no share repurchases in 2023 and 2024. Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 87

*Directors' Remuneration Report*

## Percentage change in Director and employee remuneration

The following table compares the annual percentage change, year over year, of each Director's remuneration to the Company's employees as a whole, in all jurisdictions, calculated on a full-time equivalent basis.

| | 2024 | | | 2023 | | | 2022 | | | 2021 | | | 2020 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Salary | Benefits | STI | Salary | Benefits | STI | Salary | Benefits | STI | Salary | Benefits | STI | Salary | Benefits | STI |
| **Employees**[(1)] | 4% | 15% | (24)% | 3% | 12% | 1% | 7% | 3% | (6)% | 4% | (8)% | 100% | (8)% | (1)% | (100)% |
| **Executive Directors** | | | | | | | | | | | | | | | |
| Marco Sala[(2)] | 14% | 456% | 5% | 26% | (82)% | (6)% | (30)% | 20% | (42)% | 17% | 494% | 100% | (23)% | 6% | (100)% |
| Vince Sadusky[(3)] | (11)% | 19% | (8)% | 24% | 20% | -% | 868% | - | - | (5)% | - | - | (5)% | - | - |
| Max Chiara[(4)] | -% | -% | (12)% | -% | 36% | (5)% | -% | 9% | (4)% | 76% | (68)% | 100% | - | - | - |
| **Non-Executive Directors**[(5)] | | | | | | | | | | | | | | | |
| Alberto Dessy[(6)] | 8% | - | - | 4% | - | - | 7% | - | - | 2% | - | - | 2% | - | - |
| Enrico Drago[(7)] | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Ashley M. Hunter | 2% | - | - | (2)% | - | - | -% | - | - | - | - | - | - | - | - |
| James McCann | (9)% | - | - | 5% | - | - | 8% | - | - | (13)% | - | - | (17)% | - | - |
| Heather McGregor | 2% | - | - | -% | - | - | -% | - | - | -% | - | - | -% | - | - |
| Lorenzo Pellicioli[(8)] | 3% | - | - | (17)% | - | - | (17)% | - | - | -% | - | - | -% | - | - |
| Maria Pinelli | (5)% | - | - | 9% | - | - | -% | - | - | - | - | - | - | - | - |
| Samantha Ravich[(9)] | 3% | - | - | 3% | - | - | -% | - | - | -% | - | - | 136% | - | - |
| Gianmario Tondato Da Ruos | -% | - | - | 2% | - | - | -% | - | - | -% | - | - | -% | - | - |

(1) Employee percentages exclude payments made to Executive Directors.

(2) Marco Sala was CEO until January 24, 2022, when he assumed the role of Executive Chair; therefore, the change in salary in 2022 reflects the change in the amount he received due to the change in his role, while the change in 2023 reflects primarily the increase in his annual salary effective March 2023. Marco received his housing allowance payment in 2024, which is paid once every three years in advance in accordance with his Italian employment agreement.

(3) Vince Sadusky was a Non-Executive Director until January 24, 2022, when he assumed the role of CEO; therefore, the change in salary in 2022 reflects the change in the amount he received due to the change in his role. The changes in 2023 and 2024 reflect increases or decreases in tax gross-ups on salary and benefits, as the case may be.

(4) Max Chiara joined the Company in April 2020, therefore no change in 2020 is reflected in the table above.

(5) Non-Executive Directors do not receive benefits or short-term incentives. The amount reflects the annual retainers and other fees (primarily relating to reimbursable expenses incurred in the course of duties) received. Year on year changes reflected in the table primarily relate to increases or decreases in the other fees (i.e. not the annual retainer), unless indicated otherwise.

(6) Alberto Dessy's fees include a 4% stipend related to Italian regulatory requirements by virtue of the payment of fees and the grant of equity awards. The change in the amount year over year also reflects the amount calculated by virtue of such payment.

(7) Enrico Drago joined the Company in April 2024, therefore no change in 2024 is reflected in the table above.

(8) Effective January 24, 2022, Lorenzo Pellicioli retired as Chair of the Board and became a Non-Executive Director; therefore, the change in 2022 reflects the change in the amount he received due to the change in his role.

(9) Samantha Ravich was appointed to the Board on July 31, 2019 and received a pro-rated amount of compensation for her services in 2019.

Annual Report and Accounts 2024 Page | 88

*Directors' Remuneration Report*

## CEO pay ratios

The following table shows the ratio between the total pay of the CEO and the lower quartile, median and upper quartile pay of our UK employees.

| Year | Method | 25th percentile pay ratio | Median pay ratio | 75th percentile pay ratio |
|---|---|---|---|---|
| 2024 | Option A | 108:1 | 73:1 | 48:1 |
| 2023 | Option A | 162:1 | 109:1 | 64:1 |

Total pay and benefits amounts of U.K. employees used to calculate the ratio are as follows:

| | 25th percentile (Lower quartile) | | Median | | 75th percentile (Upper quartile) | |
|---|---|---|---|---|---|---|
| Year | Total pay and benefits | Base salary | Total pay and benefits | Base salary | Total pay and benefits | Base salary |
| 2024 | $56,439 | $53,423 | $83,144 | $75,564 | $126,144 | $108,604 |
| 2023(1) | $49,113 | $44,847 | $73,514 | $72,309 | $124,315 | $96,511 |

(1) As the median employee was hired in August 2023, they did not receive any variable pay awards for 2023.

Our ratios have been calculated using the 'Option A' methodology prescribed under the U.K. Companies (Miscellaneous Reporting) Regulations 2018. Under this option, the ratios are calculated using full-time equivalent pay and benefits of all employees providing services in the U.K. as at 31 December 2024. We believe this approach provides accurate information and representation of the ratios.

The 2024 ratio has been computed taking into account the pay and benefits of 320 U.K. employees, and full-time equivalent fixed pay and benefits for each employee have been calculated by using each employee's data as at 31 December 2024. We calculated our pay quartiles and benefits information for our U.K. employees using:

- Full-time equivalent annualized fixed pay, which includes salary and allowances, as at 31 December 2024;
- Variable pay awards for 2024; and
- Company's contributions to pension schemes.

Total pay and benefits for the CEO for 2024 is the value reported in the single figure of remuneration table for Vincent Sadusky.

The CEO pay ratios for all quartiles, including the median quartile, fell in 2024 compared to 2023. This decline was primarily due to lower CEO remuneration as reported in the single figure of remuneration table, reflecting reduced annual performance bonuses and long-term incentive payments, combined with a lower share price. While employee base salaries increased during this period, the CEO's base salary remained unchanged.

The median pay ratio, as disclosed above, is a multifaceted reflection of the strategic compensation practices that are designed to attract and retain top executive talent, incentivize exceptional performance, and align with the overarching goals and complexities of the Company. This ratio, while notable, is a product of deliberate policy decisions shaped by industry standards, the nature of the CEO role, and the strategic objectives of IGT. IGT's strategic compensation practices are considered at every level within our U.K. population, and on a global scale, to ensure consistency.

Annual Report and Accounts 2024 Page | 89

*Directors' Remuneration Report*

## Implementation of the Remuneration Policy for the year ending December 31, 2025

This section sets out how the Company intends to implement the proposed Remuneration Policy for the financial year ending December 31, 2025.

### Executive Director

| Elements | Implementation |
|---|---|
| Salary | As of the date of this Directors' Remuneration Report, the annual base salary of the Executive Directors is as set out below. |

| | 2025 | 2024 | Percentage Change |
|---|---|---|---|
| Marco Sala[(1)] | $900,000 | $900,000 | —% |
| Vince Sadusky | $1,500,000 | $1,500,000 | —% |
| Max Chiara | $800,000 | $800,000 | —% |

(1) Annual salary is paid 70% in the U.K. in pounds sterling and 30% in Italy in Euros. This payment arrangement requires periodic true-ups for currency fluctuations to ensure he is paid $900,000 annually, effective March 1, 2023.

| Elements | Implementation |
|---|---|
| Benefits | Each Executive Director will continue to be eligible to receive certain health, welfare and other benefits including health and life insurance, tax preparation services, tax equalization, and housing and car allowances or a cash perquisite allowance in lieu of housing, car or other allowances. |
| Pension | Marco Sala will continue to participate in the Company's Italian pension under his service agreement with IGT Lottery S.p.A (formerly Lottomatica) and the Italian integrative pension fund, both of which are structured as a contribution scheme. Under the pension fund, in accordance with his service agreement, the employee contribution rate is equal to 10.19% and the employer quota is approximately 27% of base salary, allowances and annual bonus. Marco's contributions to the Italian integrative pension fund are levied at a rate of 3.45% and employer contributions are 8.55% of base salary. Both pension funds' contribution rates are applied to Marco's remuneration earned under both of his service agreements with the Parent and IGT Lottery S.p.A. In addition, the Company makes mandatory contributions to PREVIP for TFR (Italy's severance program) at a 6.9% rate of Marco's base salary, allowances and annual bonus earned under both of his service agreements. Employer contributions are allocated to the Parent and IGT Lottery S.p.A. based on remuneration earned under such agreement.<br><br>Vince Sadusky and Max Chiara will continue to participate in the Company's defined contribution 401(k) plan. IGT provides a 3.5% company match on the first 6% of employee contributions. |
| Annual Bonus | Each Executive Director will continue to participate in the Company's annual bonus, with a maximum annual bonus award opportunity as set out below:<br>• Marco Sala - $1.75 million (2024: $1.75 million)<br>• Vince Sadusky - 167.0% of base salary (2024: 167.0%)<br>• Max Chiara - 200.0% of base salary (2024: 175.0%)<br><br>Following a comprehensive review of executive compensation in 2024, the Committee increased Max Chiara's short-term incentive target from 87.5% to 100% of base salary. This decision was based on Max's base salary having remained unchanged since joining the Company in 2020 and his significant contributions particularly towards the Proposed Transaction. Such level of increase is also supported by peer benchmarking, aligning his short-term incentive target with the peer group median.<br><br>The Company's annual bonus for fiscal year 2025 is expected to be based on a mix of predetermined company financial metrics (80%) - Consolidated Adjusted EBITDA (30%), Consolidated Adjusted EBITDA minus Capital Expenditure (30%) and Consolidated Revenue (20%) - and individual performance metrics (20%), as approved by the Committee to ensure they appropriately align to the overall business strategy. Individual performance metrics (i.e. MBO - Management of Objectives) typically include non-financial measures which may encompass environmental, social and governance aspects that promote long-term value creation.<br><br>Full details of the metrics and achievement will be disclosed retrospectively. |

Annual Report and Accounts 2024 Page | 90

LTI The Committee expects to award performance-based shares for a 2025-2027 performance period, with a target grant date value as set out below: • Marco Sala - $2.0 million (2024: $2.0 million) • Vince Sadusky - $4.5 million (2024: $4.5 million) • Max Chiara - $2.0 million (2024: $2.0 million) The plan is expected to be 100% based on predetermined financial performance targets (Consolidated Adjusted EBITDA and Consolidated Adjusted Free Cash Flow) aligned with the Company's long-term strategy and modified by the Company's relative TSR performance compared to the Russell Midcap Index. Actual payout opportunity will be based on performance achievement against the targets and will range between 0% to 145% of target shares. Full details of the metrics and achievement will be disclosed retrospectively. Co-investment plan No co-investment plan is expected to be entered into in 2025. However, the Committee retains discretion to determine whether co-investment plans will be entered into with the Executive Directors during the year, and if so, the terms of such arrangements. Elements Implementation In February 2025, the Committee approved a one-time retention award of restricted share units for Vince Sadusky granted in two tranches (i) with a target grant date value of $5.0 million with an opportunity to earn up to 233,333 shares depending on the Parent’s ordinary share price measured over the 60 days preceding and ending on the vesting date of January 1, 2027, and (ii) with a target grant date value of $2.5 million with an opportunity to earn up to 116,667 shares depending on the Parent’s ordinary share price measured over the 60 days preceding and ending on the vesting date of January 1, 2028. The award is subject to continued service through the applicable vesting dates. The Committee, following engagement with its compensation advisor, determined that such grant was necessary to secure the CEO’s leadership through (i) the closing of the Proposed Transaction, and (ii) the transition to a pure-play lottery company. Non-Executive Directors Fees The fees of Chairs and other Non-Executive Directors are expected to remain unchanged from the year ended December 31, 2024, as set out below. 2025 2024 Non-Executive Director $100,000 $100,000 with additional fees related to service for Chair of the Board(1) $50,000 $50,000 Lead Independent Director $20,000 $20,000 Chair of Audit Committee $40,000 $40,000 Chair of Compensation Committee $30,000 $30,000 Chair of Nominating and Corporate Governance Committee $20,000 $20,000 (1) This compensation is not paid to a Non-Executive Director since Marco Sala serves as the Executive Chair of the Board. The Committee retains discretion to review the fees of the Non-Executive Directors for the remainder of the financial year ending December 31, 2025, and any changes to fees will be in line with the Remuneration Policy. Elements Implementation Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 91

Equity awards The restricted share unit award agreement is expected to operate in a broadly similar manner to the year ended December 31, 2024, and the Annual Grant Value of equity awards of the Chair and other Non-Executive Directors are expected to remain unchanged from the year ended December 31, 2024, as set out below. Annual Grant Value 2025 Annual Grant Value 2024 Non-Executive Director $200,000 $200,000 with additional restricted share units related to service for Chair of the Board(1) $50,000 $50,000 Lead Independent Director $20,000 $20,000 (1) This compensation is not paid to a Non-Executive Director since Marco Sala serves as the Executive Chair of the Board. The Committee retains discretion to review the Annual Grant Value of equity awards of the Non-Executive Directors for the remainder of the financial year ending December 31, 2025, and any changes to the Annual Grant Value of equity awards will be in line with the Remuneration Policy. Elements Implementation This Directors’ Remuneration Report was approved by the Board on March 6, 2025 and signed on its behalf by: Gianmario Tondato Da Ruos Chair of the Compensation Committee March 12, 2025 Directors’ Remuneration Report Annual Report and Accounts 2024 Page | 92

Independent auditors’ report to the members of International Game Technology PLC Report on the audit of the financial statements Opinion In our opinion: • International Game Technology PLC’s group financial statements and parent company financial statements (the “financial statements”) give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2024 and of the group’s profit and the group’s cash flows for the year then ended; • the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006; • the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 101 “Reduced Disclosure Framework”, and applicable law); and • the financial statements have been prepared in accordance with the requirements of the Companies Act 2006. We have audited the financial statements, included within the Annual Report and Accounts (the “Annual Report”), which comprise: the Consolidated Balance Sheet as at 31 December 2024; the Parent Balance Sheet as at 31 December 2024; the Consolidated Statement of Operations, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Cash Flows, the Consolidated Statement of Shareholders' Equity, and the Parent Statement of Shareholders' Equity for the year then ended; and the notes to the financial statements, comprising material accounting policy information and other explanatory information. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (UK) (“ISAs (UK)”) and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors’ responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC’s Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements. Our audit approach Overview Audit scope • International Game Technology PLC is a public limited company incorporated under the laws of England and Wales and is listed on the New York Stock Exchange thus the Group is subject to group financial statements audits in both the United Kingdom (UK) and the United States of America (US). • The Company's registered office is in London, United Kingdom, however it maintains a corporate functions headquarters in Providence, US. We have thus directed, supervised and reviewed the US corporate component team to perform the on-site testing in the US in relation to testing of balances accounted for on a centralised basis as well as for the US component, and then other component teams to perform the on-site testing for other global sites in scope, with the UK Group team performing Independent Auditors’ Report Annual Report and Accounts 2024 Page | 93

the remainder of the audit work, which principally relates to the audit of the consolidation and assessing the adequacy of disclosure in the Annual Report. • We conducted full scope audit work over three components in which the group has significant operations (Rome, Italy and Las Vegas, Nevada, US and Providence, Rhode Island, US) and a full scope audit of the parent. • In addition, we performed procedures on specific balances at four non-significant components. • During the year, the group engagement team had virtual and in person meetings with the Italy and US audit teams. Key audit matters • Accuracy of revenue recognition, particularly identifying and evaluating the contractual terms and conditions (group) • Fair valuation of investments in subsidiaries (parent) Materiality • Overall group materiality: $28.5 million (2023: $37.5 million) based on approximately 5% of Profit/loss before tax from continuing operations (2023: based on approximately 2.5% of adjusted EBITDA adjusted to remove the impact of foreign exchange gains and losses). • Overall parent company materiality: $101.8 million (2023: $125.0 million) based on approximately 1% of total assets. • Performance materiality: $21.4 million (2023: $28.0 million) (group) and $76.4 million (2023: $93.5 million) (parent company). The scope of our audit As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. Key audit matters Key audit matters are those matters that, in the auditors’ professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. This is not a complete list of all risks identified by our audit. The key audit matters below are consistent with last year. Accuracy of revenue recognition, particularly identifying and evaluating the contractual terms and conditions (group) As described in Note 4 to the consolidated financial statements, the group generated service and product revenues of $2,363 million and $149 million, respectively, for the year ended 31 December 2024. The group’s revenue transactions include contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgement in identifying and evaluating contractual terms and conditions that impact the identification of performance obligations and the associated pattern of revenue recognition. We considered this a key audit matter given the level of complexity and judgement involved in understanding the revenue affecting terms and conditions in the group’s revenue contracts. Procedures performed included the following: ● Evaluated the design and implementation and testing the operating effectiveness of management’s controls to determine performance obligations, allocate a reasonable fair value to each and so to recognise revenue appropriately based upon the contractual terms and conditions; ● On a sample basis, we selected revenue items from a full revenue listing and tested the timing and accuracy of amounts recognised by determining whether the relevant obligations had been appropriately recognised and had been performed and allocated an appropriate value based upon the contractual terms of the associated contract; and ● Evaluated the adequacy of disclosures in the financial statements. Based on the procedures performed, we noted no material issues from our work. Key audit matter How our audit addressed the key audit matter Independent Auditors’ Report Annual Report and Accounts 2024 Page | 94

Under IFRS 15, Revenue from Contracts with Customers, the identification of different performance obligations, and the allocation of arrangement consideration to each of those obligations in a contract, can require significant management judgement. Fair valuation of investments in subsidiaries (parent) As described in note 3 to the Parent financial statements, the investments in subsidiaries is $7,820 million (2023: $8,594 million). The investments in subsidiaries are fair valued as at 31 December 2024. The disposal group comprising International Game Technology and IGT Canada Solutions was fair valued based on the purchase price of the sale. The fair value of remaining companies was based on a discounted cash flow analysis. Due to the nature and complexity in the valuations involved, we identified a significant risk that the fair value of the investment in subsidiaries may be misstated. The risk is principally driven by the estimation risk in relation to the weighted average cost of capital and the long-term growth rate for the remaining companies and the reallocation of debt between the disposal group and the business which is remaining. Our procedures included the following: ● Together with our valuation experts, assessed whether the key assumptions, including weighted average cost of capital and long term growth rate, and inputs were within a reasonable range and the methodologies adopted by management and their expert in determining the fair value of the investment in subsidiaries as at 31 Dec 2024; ● Assessed the underlying cash flows used in management’s discounted cash flow models by assessing the accuracy of management’s historical forecasting, testing material adjustments to the cash flows, and testing the mathematical accuracy of the management’s long-term forecast; ● Assessed management’s expert’s qualifications and independence to determine whether there were any matters that might affect their objectivity or may have imposed scope limitations upon their work; ● Tested the reallocation of debt between the remaining companies and disposal group in line with the sale plan; ● Agreed the fair value of the disposal group to the external sale price which was agreed for the disposal group; and ● Evaluated the adequacy of disclosures in the financial statements and sensitivity analysis set out in notes to the financial statements. Based on the procedures performed, we noted no material issues from our work. Key audit matter How our audit addressed the key audit matter How we tailored the audit scope We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the parent company, the accounting processes and controls, and the industry in which they operate. The Group’s accounting process is structured around a local finance function in each of the Group’s reporting components. These functions maintain their own accounting records and controls and report to the head office finance team through an integrated consolidation system. The Company is headquartered in London, United Kingdom, with the following principal locations: (i) the corporate functions headquarters in Providence, Rhode Island, US; (ii) the Lottery headquarters in Rome, Italy; and (iii) the Gaming headquarters in Las Vegas, Nevada, US. The worldwide engagement team is aligned to IGT PLC’s geographical organisation and broadly mirrors the group’s management structure. As the Company’s headquarters are based in London, the group engagement team is also based in London and supported by component teams in Rome, Italy and Boston, Massachusetts, US. Where work was performed by teams outside of the UK, we determined the level of independent involvement needed at those local operations to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole. We issued formal, written instructions to the teams outside the UK setting out the work to be performed by each of them and maintained regular communication throughout the audit cycle. These interactions included participating in the planning and clearance meetings with our teams in Rome and Boston, holding regular video and conference calls, as well as reviewing work papers and assessing matters reported. Independent Auditors’ Report Annual Report and Accounts 2024 Page | 95

*Independent Auditors' Report*

We performed certain specified audit procedures across four non-significant components to gain sufficient audit coverage over certain balances in the consolidated financial statements. The balances covered at each individual component varied based on their size but consisted of some or all of the following: service revenue, product revenue, trade accounts receivable and system, equipment and other assets related to contracts, net.

In total, the audit work performed accounted for approximately 79% of consolidated net revenue and approximately 90% of consolidated total assets. At the group level, we also carried out other risk assessment procedures on the components not covered by the procedures described above. The group engagement team also performed audit procedures over the consolidation.

## The impact of climate risk on our audit

As part of our audit we made enquiries of management to understand the extent of the potential impact of climate risk on the Group's financial statements, and we remained alert when performing our audit procedures for any indicators of the impact of climate risk. Our procedures did not identify any material impact as a result of climate risk on the group's and parent's financial statements.

## Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

| | **Financial statements - group** | **Financial statements - parent company** |
|---|---|---|
| *Overall materiality* | $28.5 million (2023: $37.5 million). | $101.8 million (2023: $125.0 million). |
| *How we determined it* | approximately 5% of Profit/loss before tax from continuing operations (2023: based on approximately 2.5% of adjusted EBITDA adjusted to remove the impact of foreign exchange gains and losses) | approximately 1% of total assets. |
| *Rationale for benchmark applied* | We consider a PBT measure to be a more suitable measure given the key stakeholders also look at PBT at a group level. | We consider total assets to be one of the principal considerations for the members of International Game Technology PLC in assessing the parent's financial position. |

For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was $18.0 million and $25.5 million (with $24.2 million being used for the parent for the purpose of the group audit).

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2023: 75%) of overall materiality, amounting to $21.4 million (2023: $28.0 million) for the group financial statements and $76.4 million (2023: $93.5 million) for the parent company financial statements.

In determining the performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls - and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with those charged with governance that we would report to them misstatements identified during our audit above $2.5 million (group audit) (2023: $3.5 million) and $10.1 million (parent company audit) (2023: $12.5 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Annual Report and Accounts 2024 Page | 96

Conclusions relating to going concern Our evaluation of the directors’ assessment of the group's and the parent company’s ability to continue to adopt the going concern basis of accounting included: • assessing the design and implementation of key controls relating to forecasting; • assessing the appropriateness of the going concern scenarios and the impact of the sale particularly in relation to the group’s liquidity position and testing management’s cash flow forecasts, including assessing the accuracy of management’s forecasting and compliance with its covenants; • ensuring that the forecasts and calculations are mathematically accurate; and • reviewing the adequacy of disclosures in the financial statements. Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's and the parent company’s ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue. In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate. However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the group's and the parent company's ability to continue as a going concern. Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. Reporting on other information The other information comprises all of the information in the Annual Report other than the financial statements and our auditors’ report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities. With respect to the Strategic report and Directors' Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included. Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below. Strategic report and Directors' Report In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors' Report for the year ended 31 December 2024 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements. In light of the knowledge and understanding of the group and parent company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors' Report. Directors' Remuneration In our opinion, the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006. Independent Auditors’ Report Annual Report and Accounts 2024 Page | 97

Responsibilities for the financial statements and the audit Responsibilities of the directors for the financial statements As explained more fully in the Statement of the Directors’ responsibilities, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so. Auditors’ responsibilities for the audit of the financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below. Based on our understanding of the group and industry, we identified that the principal risks of non-compliance with laws and regulations related to health and safety, environmental and export regulations, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the Companies Act 2006, data protection, gaming regulations and corporate and employment tax regulations. We evaluated management’s incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries to manipulate financial results and potential management bias in the selection and application of significant accounting judgements and estimates. The group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the group engagement team and/or component auditors included: • Evaluation and testing of the operating effectiveness of management’s controls designed to prevent and detect irregularities. • Discussions with the Executive Vice President and Chief Financial Officer, Director of Internal Audit, the Senior Vice President and Chief Accounting Officer and Executive Vice President, General Counsel, including consideration of known or suspected instances of non-compliance with laws and regulations and fraud. • Assessment of matters reported on the group’s whistleblowing helpline and the results of management’s investigation of such matters. • Challenging assumptions made by management in the selection and application of significant accounting judgments and estimates such as the fair valuation of investment in subsidiaries (parent) and revenue recognition (group). • Incorporating certain unpredictable procedures in relation to the nature, timing and extent of testing. • Identifying and testing the validity of journal entries, in particular certain journal entries posted with unusual account combinations for revenue and journals posted by senior management. There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected. Independent Auditors’ Report Annual Report and Accounts 2024 Page | 98

A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors’ report. Use of this report This report, including the opinions, has been prepared for and only for the parent company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing. Other required reporting Companies Act 2006 exception reporting Under the Companies Act 2006 we are required to report to you if, in our opinion: • we have not obtained all the information and explanations we require for our audit; or • adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or • certain disclosures of directors’ remuneration specified by law are not made; or • the parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns. We have no exceptions to report arising from this responsibility. Jaskamal Sarai (Senior Statutory Auditor) for and on behalf of PricewaterhouseCoopers LLP Chartered Accountants and Statutory Auditors Watford 12 March 2025 Independent Auditors’ Report Annual Report and Accounts 2024 Page | 99

INTERNATIONAL GAME TECHNOLOGY PLC INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Consolidated Balance Sheet at December 31, 2024 and 2023....................................................................................... 101 Consolidated Statement of Operations for the years ended December 31, 2024 and 2023 ...................................... 102 Consolidated Statement of Comprehensive Income for the years ended December 31, 2024 and 2023................ 103 Consolidated Statement of Cash Flows for the years ended December 31, 2024 and 2023..................................... 104 Consolidated Statement of Shareholders' Equity for the years ended December 31, 2024 and 2023 ..................... 106 Notes to the Consolidated Financial Statements ............................................................................................................... 107 Financial Statements Annual Report and Accounts 2024 Page | 100

International Game Technology PLC Consolidated Balance Sheet ($ in millions) December 31, Notes 2024 2023 Assets Current assets: Cash and cash equivalents 584 572 Restricted cash and cash equivalents 35 58 Trade and other receivables, net 5 468 685 Inventories, net 6 113 317 Other current assets 7 125 387 Assets held for sale 3 4,693 — Total current assets 6,019 2,018 Systems, equipment and other assets related to contracts, net 11 581 928 Property, plant and equipment, net 11 81 115 Right-of-use assets 12 111 199 Goodwill 14 2,758 4,592 Intangible assets, net 15 89 1,552 Other non-current assets 7 617 1,018 Total non-current assets 4,237 8,404 Total assets 10,256 10,422 Liabilities and shareholders' equity Current liabilities: Accounts payable 633 687 Current portion of long-term debt 16 208 — Short-term borrowings 16 — 16 Other current liabilities 17 766 1,031 Liabilities held for sale 3 1,133 — Total current liabilities 2,740 1,733 Long-term debt, less current portion 16 5,160 5,665 Deferred income taxes 19 176 331 Lease liabilities 12 98 230 Other non-current liabilities 17 119 673 Total non-current liabilities 5,553 6,899 Total liabilities 8,293 8,632 Shareholders’ equity Share capital 21 21 Share premium 2,980 2,958 Retained deficit (1,828) (2,053) Other reserves 21 487 490 Total IGT PLC’s shareholders’ equity 1,660 1,415 Non-controlling interests 303 374 Total shareholders’ equity 1,963 1,789 Total liabilities and shareholders’ equity 10,256 10,422 The accompanying notes are an integral part of these consolidated financial statements. The consolidated financial statements were approved by the Board of Directors on March 6, 2025 and signed on its behalf on March 12, 2025 by: Vincent Sadusky Chief Executive Officer Company registration number: 09127533 Financial Statements Annual Report and Accounts 2024 Page | 101

*Financial Statements*

**International Game Technology PLC**
**Consolidated Statement of Operations**
**($ and shares in millions, except per share amounts)**

| | Notes | For the year ended December 31, 2024 | 2023 |
|---|---|---|---|
| Service revenue | 4, 25 | 2,363 | 2,357 |
| Product sales | 4, 25 | 149 | 171 |
| **Total revenue** | 4, 25 | 2,512 | 2,528 |
| | | | |
| Cost of services | | 1,225 | 1,206 |
| Cost of product sales | | 117 | 112 |
| Selling, general and administrative | | 392 | 406 |
| Research and development | | 44 | 37 |
| Restructuring | 13 | 38 | 13 |
| Other operating expense | | 5 | — |
| **Total operating expenses** | | 1,822 | 1,774 |
| | | | |
| **Operating income** | | 690 | 754 |
| | | | |
| Interest expense, net | 16 | 294 | 300 |
| Foreign exchange (gain) loss, net | | (52) | 44 |
| Other non-operating expense | 18 | 55 | 70 |
| Other non-operating income | 18 | (3) | (2) |
| **Total non-operating expenses** | | 293 | 413 |
| | | | |
| Income from continuing operations before provision for income taxes | 19 | 396 | 341 |
| Provision for income taxes | 19 | 253 | 225 |
| **Income from continuing operations** | | 143 | 116 |
| Income from discontinued operations, net of tax | 3 | 328 | 132 |
| **Net income** | | 472 | 249 |
| | | | |
| Less: Net income attributable to non-controlling interests from continuing operations | | 79 | 77 |
| Less: Net income attributable to non-controlling interests from discontinued operations | 3 | 6 | 2 |
| **Net income attributable to IGT PLC** | | 387 | 170 |
| | | | |
| **Net income from continuing operations attributable to IGT PLC per ordinary share - basic** | 23 | 0.32 | 0.20 |
| **Net income from continuing operations attributable to IGT PLC per ordinary share - diluted** | 23 | 0.31 | 0.19 |
| **Net income from discontinued operations attributable to IGT PLC per ordinary share - basic** | 23 | 1.60 | 0.65 |
| **Net income from discontinued operations attributable to IGT PLC per ordinary share - diluted** | 23 | 1.58 | 0.64 |
| **Net income attributable to IGT PLC per ordinary share - basic** | 23 | 1.92 | 0.85 |
| **Net income attributable to IGT PLC per ordinary share - diluted** | 23 | 1.90 | 0.84 |
| | | | |
| **Weighted-average shares - basic** | 23 | 202 | 200 |
| **Weighted-average shares - diluted** | 23 | 204 | 203 |

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report and Accounts 2024 Page | 102

International Game Technology PLC Consolidated Statement of Comprehensive Income ($ in millions) For the year ended December 31, Notes 2024 2023 Net income 472 249 Foreign currency translation adjustments, net of tax 21 (26) — Unrealized gain on hedges, net of tax 21 4 1 Unrealized gain on other, net of tax 21 — — Other comprehensive (loss) income, net of tax (1) 21 (23) 1 Comprehensive income 449 249 Less: Comprehensive income attributable to non-controlling interests 65 92 Comprehensive income attributable to IGT PLC 384 157 Comprehensive income attributable to IGT PLC from: Continuing operations 82 12 Discontinued operations 302 145 384 157 (1) All items in other comprehensive (loss) income, net of tax will be reclassified subsequently to profit or loss when specific conditions are met, with the exception of a nominal amount and $0.5 million of unrealized losses on defined benefit plans for the years ended December 31, 2024 and 2023, respectively, which are included in unrealized gain on other, net of tax. The accompanying notes are an integral part of these consolidated financial statements. Financial Statements Annual Report and Accounts 2024 Page | 103

International Game Technology PLC Consolidated Statement of Cash Flows ($ in millions) For the year ended December 31, Notes 2024 2023 Cash flows from operating activities Net income 472 249 Less: Income from discontinued operations, net of tax 3 328 132 Adjustments to reconcile net income from continuing operations to net cash Depreciation 200 207 Amortization of upfront license fees 200 200 Redeemable non-controlling interest 41 53 Stock-based compensation 22 38 34 Amortization 27 33 Deferred income taxes 19 (33) (35) Foreign exchange (gain) loss, net (52) 44 Other non-cash items, net 15 23 Changes in operating assets and liabilities, excluding the effects of divestitures: Trade and other receivables (85) (55) Inventories (5) (21) Accounts payable 108 59 Accrued interest payable (17) 1 Accrued income taxes 45 111 Other assets and liabilities 40 71 Net cash provided by operating activities from continuing operations 666 841 Net cash provided by operating activities from discontinued operations 437 225 Net cash provided by operating activities 1,103 1,066 Cash flows from investing activities Capital expenditures (149) (147) Other investing activities, net — (3) Net cash used in investing activities from continuing operations (150) (151) Net cash used in investing activities from discontinued operations (205) (241) Net cash used in investing activities (355) (392) Cash flows from financing activities Principal payments on long-term debt 16 (500) (801) Net (repayments of) proceeds from Revolving Credit Facilities (175) 609 Net (payments of) proceeds from short-term borrowings (16) 13 Net receipts from financial liabilities 24 1 Proceeds from long-term debt 556 — Dividends paid (161) (160) Dividends paid - non-controlling interests (159) (151) Return of capital - non-controlling interests (73) (74) Other financing activities, net (54) (50) Net cash used in financing activities from continuing operations (558) (613) Net cash used in financing activities from discontinued operations (70) (64) Net cash used in financing activities (628) (678) Net increase (decrease) in cash and cash equivalents 121 (3) Effect of exchange rate changes on cash and cash equivalents (46) (15) Cash and cash equivalents at the beginning of the period 572 590 Cash and cash equivalents at the end of the period 647 572 Less: Cash and cash equivalents of discontinued operations 63 — Cash and cash equivalents at the end of the period 584 572 Financial Statements Annual Report and Accounts 2024 Page | 104

International Game Technology PLC Consolidated Statement of Cash Flows ($ in millions) For the year ended December 31, 2024 2023 Supplemental disclosures of cash flow information from continuing operations: Cash paid during the period for: Interest 310 300 Income taxes 241 149 Non-cash investing activities: Capital expenditures 38 20 The accompanying notes are an integral part of these consolidated financial statements. Financial Statements Annual Report and Accounts 2024 Page | 105

*Financial Statements*

**International Game Technology PLC**
**Consolidated Statement of Shareholders' Equity**
**($ in millions)**

| | Share Capital | Share Premium and Equity Reserves | Retained (Deficit) Earnings | Other Reserves (Note 21) | Total IGT PLC Equity | Non-Controlling Interests (Note 24) | Total Equity |
|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2022** | 21 | 2,929 | (2,063) | 502 | 1,389 | 385 | 1,773 |
| Net income | — | — | 170 | — | 170 | 79 | 249 |
| Other comprehensive (loss) income, net of tax | — | — | — | (12) | (12) | 13 | 1 |
| Total comprehensive income (loss) | — | — | 170 | (12) | 157 | 92 | 249 |
| Stock-based compensation (Note 22) | — | 41 | — | — | 41 | — | 41 |
| Capital increase | — | — | — | — | — | 27 | 27 |
| Tax benefit on stock-based compensation | — | 3 | — | — | 3 | — | 3 |
| Shares issued under stock award plans | — | (15) | — | — | (15) | — | (15) |
| Return of capital | — | — | — | — | — | (40) | (40) |
| Dividends paid/declared | — | — | (160) | — | (160) | (89) | (249) |
| **Balance at December 31, 2023** | 21 | 2,958 | (2,053) | 490 | 1,415 | 374 | 1,789 |
| Net income | — | — | 387 | — | 387 | 85 | 472 |
| Other comprehensive loss, net of tax | — | — | — | (3) | (3) | (20) | (23) |
| Total comprehensive income (loss) | — | — | 387 | (3) | 384 | 65 | 449 |
| Stock-based compensation (Note 22) | — | 44 | — | — | 44 | — | 44 |
| Capital increase | — | — | — | — | — | 2 | 2 |
| Tax expense on stock-based compensation | — | (5) | — | — | (5) | — | (5) |
| Shares issued under stock award plans | — | (17) | — | — | (17) | — | (17) |
| Return of capital | — | — | — | — | — | (41) | (41) |
| Dividends paid/declared | — | — | (161) | — | (161) | (98) | (259) |
| **Balance at December 31, 2024** | 21 | 2,980 | (1,828) | 487 | 1,660 | 303 | 1,963 |

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report and Accounts 2024 Page | 106

International Game Technology PLC Notes to the Consolidated Financial Statements 1. Description of Business International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming delivering entertaining and responsible gaming experiences for players worldwide. Leveraging a wealth of compelling content, continuous investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world and create value by adhering to the highest standards of service, integrity, and responsibility. De Agostini S.p.A. (“De Agostini”), a century-old publishing, media, and financial services company that is incorporated in Italy, has a controlling interest in IGT. As of December 31, 2024, De Agostini had an economic interest of approximately 42.3% (excluding treasury shares) and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest of approximately 59.5% of the total voting rights (excluding treasury shares). De Agostini is the smallest group to consolidate these financial statements and is majority owned by B&D Holding S.p.A. (“B&D Holding”) which is incorporated in Italy and the largest group to consolidate these financial statements. B&D Holding is owned by members of the the Boroli and Drago families. Our remaining shares not held by De Agostini are publicly held. On February 28, 2024, the Parent entered into definitive agreements (the “February 2024 Agreements”) with Everi Holdings Inc. (“Everi”), pursuant to which the Parent planned to separate its Gaming & Digital businesses (“IGT Gaming”) by way of a taxable spin-off to the Parent’s shareholders and then immediately combine such businesses with Everi. The transaction contemplated by the February 2024 Agreements, which were subsequently terminated as described below, was expected to close in late 2024 or early 2025. On July 26, 2024, the Parent and Everi entered into definitive agreements (the “Transaction Agreements”) whereby IGT Gaming and Everi will be simultaneously acquired by a newly formed holding company (‘the Combined Company”) owned by the Apollo Funds in an all-cash transaction (the “Proposed Transaction”). In connection with the entry into the Transaction Agreements, the February 2024 Agreements were terminated. 2. Summary of Material Accounting Policy Information The principal accounting policies applied in the preparation of these consolidated financial statements of the Company are set out below. Applicable material accounting policies are disclosed in line with IAS 1 requirements. These policies have been consistently applied to all years presented, unless otherwise noted. Basis of Preparation The accompanying consolidated financial statements and notes of the Company, prepared for statutory purposes, have been prepared on a going concern basis and in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 (“CA 2006”) (together “IFRS”). Our consolidated financial statements have been prepared on a historical cost basis unless otherwise stated. The consolidated financial statements are stated in millions of United States (“U.S.”) dollars, except per share data and employee headcount data, or unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts. We have reflected the financial results of IGT Gaming as discontinued operations in our consolidated statement of operations for all periods presented, and reflected the assets and liabilities of IGT Gaming as held for sale in our consolidated balance sheet as of December 31, 2024, without restating the prior period comparatives. Retrospective reclassifications have been made to prior period financial statements and disclosures to present IGT Gaming as discontinued operations (see Note 3. Discontinued Operations and Assets Held for Sale). Unless otherwise noted, amounts and disclosures included herein relate to our continuing operations. Financial Statements Annual Report and Accounts 2024 Page | 107

Change in Segment Reporting Prior to the three months ended March 31, 2024, we operated as three operating segments: Global Lottery, Global Gaming, and PlayDigital. During the first quarter of 2024, our chief operating decision maker, who is also our Chief Executive Officer, determined to change the information that he regularly reviews for purposes of allocating resources and assessing financial performance, prompting a change in our operating segments and reporting units. As a result, beginning in the first quarter of 2024, we combined the activities that were previously included within our Global Gaming and PlayDigital segments into one operating segment, named Gaming & Digital. The change in reporting structure did not change the composition of our reporting units, as we simply combined two reporting units into one, therefore we were not required to reallocate goodwill to the reporting units. No changes were made to our Global Lottery segment. In the third quarter of 2024, as a result of entering into the Transaction Agreements as discussed in Note 3. Discontinued Operations and Assets Held for Sale, the former Gaming & Digital segment, which is fully included in IGT Gaming, has been classified as discontinued operations. Our chief operating decision maker (“CODM”) manages the continuing operations as a single segment for the purposes of assessing performance and making operating decisions. All significant operations decisions are based upon an analysis of the continuing business as one operating segment, which is the same as its reporting segment. All required segment information can be found in these consolidated financial statements. Assets and Liabilities Held for Sale We classify a group of assets and liabilities (disposal group) to be sold in a single or concurrent transactions as held for sale in the period in which all of the following criteria are met: (a) it is available for sale in its present condition, subject only to terms that are usual and customary for sales of such disposal groups; (b) the sale is highly probable; (c) the sale should occur within one year from the date of classification. Events or circumstances may extend the period to complete the sale beyond the one year requirement if certain conditions are met. We initially measure a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until the date of sale. We assess the fair value of a disposal group, less any costs to sell, in each reporting period it remains classified as held for sale and report any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the carrying value of the disposal group at the time it was initially classified as held for sale. Upon determining that a disposal group meets the criteria to be classified as held for sale, we report the assets and liabilities of the disposal group, if material, in the line items assets held for sale and liabilities held for sale in the consolidated balance sheet for the periods presented after meeting the held for sale criteria, without restating the prior period comparatives. Principles of Consolidation The consolidated financial statements include the accounts of the Parent and our majority-owned or controlled subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Earnings or losses attributable to non-controlling interests in a subsidiary are included in net income in the consolidated statement of operations. Investments in which we have the ability to exercise significant influence, but do not control, and with respect to which we are not the primary beneficiary, are accounted for using the equity method of accounting. Equity investments in which we have no ability to exercise significant influence that do not have a readily determinable fair value and do not have a Net Asset Value per share are measured at cost, less impairment, which approximates fair value. Equity method investments and equity investments in which we have no ability to exercise significant influence are included within other non-current assets in the consolidated balance sheet. Critical Estimates, Judgments, and Assumptions The preparation of our consolidated financial statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates, judgments, and methodologies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates. The accounting policy descriptions set out the areas where judgments and estimates need exercising, the most significant Financial Statements Annual Report and Accounts 2024 Page | 108

of which include the following Key Judgments (♣) and Significant Estimates (♦): • Revenue, refer to accounting policy, page 109 (♣) • Goodwill, refer to accounting policy, page 113 (♦) and Note 14, page 129 (♦) • Disclosure and Recording of Liabilities Related to Legal Proceedings, refer to accounting policy, page 114 (♦) and Note 20, page 141 (♦) • Investments in Subsidiaries, refer to Note 3 of Parent Financial Statements, page 165 (♣ ♦) New Accounting Standards - Recently Adopted The Company has applied the following amendments for the first time for the annual reporting period commencing January 1, 2024: • Non-current Liabilities with Covenants – Amendments to IAS 1; • Lease Liability in a Sale and Leaseback – Amendments to IFRS 16; • Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7 Application of these amendments did not have a material effect on the consolidated financial statements. New Accounting Standards and interpretations not yet adopted In April 2024, the International Accounting Standards Board ("IASB") issued IFRS 18, Presentation and Disclosure in Financial Statements to replace IAS 1, Presentation of the financial statements. The new standard requires that each line item is classified into one of five defined categories: operating, investing, financing, income taxes, or discontinued operations and that certain subtotals are presented on the statement of profit or loss based in a prescribed organization of the five categories. IFRS 18 also permits disclosure for management-defined performance measures but creates a requirement that, within a single note, the performance measures be explained and reconciled to the most comparable subtotal defined under IFRS. Additional guidance addresses whether expense items are presented by nature or function on the statement of profit or loss, and requires that when certain items are presented by function, a separate disclosure is required with expense information by nature. Other areas of guidance include aggregation and disaggregation of expense items based on shared characteristics and amendments to statement of cash flow presentation guidance. The amendments are effective for periods beginning on or after January 1, 2027. We will adopt IFRS 18 upon the effective date with a required retrospective application. We continue to evaluate the impact, and do not currently expect that any other recently issued accounting guidance will have a material impact on the entity in the current or future reporting periods. Revenue We account for a contract with a customer when: we have written approval; the parties are committed to perform their respective obligations; the rights of the parties, including payment terms, are identified; the contract has commercial substance; and collection of consideration is probable. We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. We generally expense incremental costs of obtaining a contract (e.g., sales commissions) when incurred because the amount is immaterial. These costs are recorded within selling, general and administrative expenses in our consolidated statement of operations. For certain of our long-term contracts, recoverable costs are capitalized and amortized on a straight-line basis over the expected customer relationship period. In determining the transaction price, we do not account for significant financing components if the period between when we transfer the promised service or product to the customer and when the customer pays for that service or product will be one year or less. We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) performance obligations for which we recognize variable revenue at the amount that we have the right to invoice for services performed, (iii) contracts for which variable consideration is accounted for in accordance with sales-based or usage-based royalty guidance, and (iv) wholly unperformed contracts. Additional information on revenue recognition is included in Note 4 – Revenue Recognition. Financial Statements Annual Report and Accounts 2024 Page | 109

Significant Judgments and Estimates (♣) Revenue recognition is impacted by our ability to determine when a contract is probable of collection and to estimate variable consideration, including, for example, rebates, volume discounts, service-level penalties, and performance bonuses. We consider various factors when making these judgments, including a review of specific transactions, historical experience and market and economic conditions. Evaluations are conducted each quarter to assess the adequacy of the estimates. (♣) Our contracts with customers often include promises to transfer multiple products and services to a customer. Specifically, complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting, including whether the promised products and services specified in the arrangement are distinct performance obligations. Contracts may consist of a combination of products and services delivered at or over different time periods. We apply judgment in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition. (♣) Judgment is required to determine the standalone selling price (“SSP”) for each distinct performance obligation. The SSP is the price at which we would sell a promised product or service separately to a customer. In some instances, we are able to establish SSP based on the observable prices of services or products sold separately in comparable circumstances to a similar customer. We typically establish an SSP range for our products and services that are reassessed on a periodic basis or when facts and circumstances change. In other instances, we may not be able to establish an SSP range based on observable prices, and we estimate the SSP by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional specific factors, competitive positioning, competitor actions, internal costs, profit objectives, and pricing practices. (♣) Determining whether we are acting as a principal or an agent for subcontractor services or third-party vendor services requires judgment. In certain arrangements, revenue from sales of third-party vendor products or services are recorded net of costs when we are acting as an agent between the customer and the vendor, and gross when we are the principal for the transaction. To determine whether we are an agent or principal, we consider whether we obtain control of the services or products before they are transferred to the customer. In making this evaluation, several factors are considered, most notably whether we have primary responsibility for fulfillment to the customer, as well as inventory risk and pricing discretion. Contract Costs Certain eligible, non-recurring costs incurred in the initial phases of service contracts are capitalized and amortized ratably over the expected period of benefit, which includes anticipated contract renewals or extensions. Recurring operating costs in these contracts are recognized as incurred. Advertising Advertising costs, which primarily consist of outside marketing services, trade shows and conferences, sponsorships, and other general costs associated with marketing the Company’s products and services, are expensed as incurred. Advertising expense was $16 million, and $14 million for the years ended December 31, 2024 and 2023, respectively. Research and Development Costs Research and development costs (“R&D”), which principally include employee compensation costs, are expensed as incurred, as the criteria to capitalize development costs have not been met, as described below in the Capitalized Software Development Costs policy. Cash and Cash Equivalents Cash and cash equivalents consist primarily of highly liquid investments purchased with an original maturity of three months or less at the date of acquisition, such as bank deposits, money market funds, and interest bearing bank accounts with insignificant interest rate risk. Restricted Cash and Cash Equivalents Restricted cash is also maintained for interactive digital player deposits and in certain jurisdictions where we are required by gaming regulations to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. These amounts are restricted based on the contracts with our customers or local regulations. Financial Statements Annual Report and Accounts 2024 Page | 110

Allowance for Expected Credit Losses We maintain an allowance for expected credit losses on receivables measured as the difference between the cash flows due in accordance with the contract and the cash flows we expect to receive. The allowance is regularly reviewed by considering factors such as the creditworthiness of our customers, historical experience, aging of receivables, current market and economic conditions, as well as management’s expectations of future conditions. The allowance is deducted from the amortized cost basis of the receivable to present the net amount expected to be collected. We estimate expected credit losses on receivables on a collective (pool) basis when similar risk characteristics exist. Trade and other receivables and customer financing receivables represent the initial pools which are segregated further by business segment, geography, internal risk rating, and aging. The risk of loss is assessed over the contractual life of the receivables and we adjust historical loss rates for current and future conditions based on qualitative considerations. The expected loss rate for each receivable pool is applied to the aggregate receivable balance to determine the allowance requirement. For amounts due from the majority of our Lottery customers, we have not established an allowance as we have no expectation of loss based on a long history of no credit losses and the explicit guarantee of a sovereign entity. Inventories Inventories are stated at the lower of cost (applying the first in, first out method) and net realizable value. Allowances are made for defective, obsolete, or excess inventory. Upfront License Fees We periodically make long-term investments in contracts with customers and obtain licenses to supply products and services to our customers. As consideration, we pay license fees, which are classified as other non-current assets in the consolidated balance sheet. We recognize the amortization of the license fees as a reduction of service revenue over the estimated economic life of the license term. This method reflects the pattern in which economic benefits are expected to be realized. The recoverability of each payment is subject to significant estimates about future revenues related to the contracts’ future cash flows. We evaluate these assets for impairment and update amortization rates on an agreement by agreement basis. The assets are reviewed for impairment whenever events or changes in circumstances indicate their carrying amount may not be recoverable. In periods in which payments are made to the customer, we classify the payment as a cash outflow from operating activities in the consolidated statement of cash flows. Fair Value Measurements We account for certain financial assets and liabilities at fair value. Financial assets and liabilities are categorized, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the use of observable inputs and the lowest priority to the use of unobservable inputs. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. These levels are as follows: • Level 1 - inputs are based upon unadjusted quoted prices for identical instruments in active markets • Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the instruments • Level 3 - inputs are unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability The carrying values of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and short-term borrowings are recorded at cost, which approximates their fair values, primarily due to their short-term nature. Derivative Financial Instruments We use derivative financial instruments for the management of foreign currency risks. We do not enter into derivatives for speculative purposes. Derivatives are recognized as either assets or liabilities in the consolidated balance sheet at fair Financial Statements Annual Report and Accounts 2024 Page | 111

value. All derivatives are recorded gross, except netting of foreign exchange contracts and counterparty netting of interest receivable and payable related to interest rate swaps, as applicable. The accounting for changes in the fair value of a derivative depends on the nature of the hedge and the hedge effectiveness. Cash flows from our derivatives are reported in the consolidated statement of cash flows consistent with the classification of the cash flows from the underlying hedged items. For derivative instruments designated as cash flow hedges, gains and losses are recorded in other comprehensive loss, net of tax and are subsequently reclassified when the hedged item affects earnings. At that time, the amount is reclassified from other comprehensive loss, net of tax to the same income statement line as the earnings effect of the hedged item. Changes in the fair value of derivative instruments not designated as hedges are recorded in foreign exchange (gain) loss, net in the consolidated statement of operations. Systems, Equipment and Other Assets Related to Contracts, Net and Property, Plant and Equipment, Net We have two categories of fixed assets: systems, equipment and other assets related to contracts (“Systems & Equipment”) and property, plant and equipment (“PPE”). Systems & Equipment are assets that primarily support our operating contracts, FMCs, and WAP systems (collectively, the “Contracts”) and are principally composed of lottery and gaming assets. PPE are assets we use internally, not associated with Contracts, primarily related to production and assembly, selling, general and administration, and R&D. Systems & Equipment and PPE are stated at cost, net of accumulated depreciation and accumulated impairment loss, if any. Costs incurred for Systems & Equipment and PPE not yet available for use are classified as construction in progress and are not depreciated until available for use. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets. Repair and maintenance costs are expensed as incurred, whereas major improvements that increase asset values and extend useful lives are capitalized. Systems & Equipment and PPE are tested for impairment whenever events or changes in circumstances indicate the carrying amount of those assets may not be recoverable. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. We calculate our recoverable amount as fair value less costs to dispose. Leases We determine whether a contract is or contains a lease at inception. As a lessee, we recognize right-of-use (“ROU”) assets and lease liabilities on the lease commencement date based on the present value of lease payments over the lease term. ROU assets also include any upfront lease payments or initial direct costs and are adjusted for lease incentives received. We consider renewal and termination options, including whether they are reasonably certain to be exercised, in determining the lease term and establishing the ROU assets and lease liabilities. ROU assets and lease liabilities are calculated using our incremental borrowing rate, which is based on the lease currency and length of the lease, unless the implicit rate is determinable. Most of our lease contracts contain both lease and non-lease components. As a lessee, we combine lease and non-lease components into a single lease component for all classes of underlying assets except certain communication equipment. For certain communication equipment, we allocate the consideration between lease and non-lease components based on relative standalone price. Variable lease payments are generally expensed as incurred except for certain rent payments that depend on an index, which are included in lease payments using the index rate in effect as of the lease commencement date. When the lease payments are adjusted for changes in the index, we remeasure the ROU asset and lease liability. Short-term leases, which are leases with an initial term of 12 months or less with no purchase options that are reasonably certain of exercise, are not recognized on the balance sheet. The rental payments are recognized as lease expense on a straight-line basis over the lease term. Certain of our long term lottery arrangements include leases for equipment installed at customer locations. As the lessor, we evaluate whether the leases are classified as finance or operating leases and recognize revenue based on that Financial Statements Annual Report and Accounts 2024 Page | 112

evaluation. Finance leases are recognized as product sale revenue while operating leases are recognized as service revenue. Goodwill The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying identifiable net assets of acquired businesses, and is stated at cost less accumulated impairment losses. (♦) Goodwill is tested for impairment annually, in the fourth quarter, and whenever events or changes in circumstances indicate the carrying amount may be impaired. The goodwill impairment test compares the recoverable amount of a cash-generating unit with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the cash-generating unit’s recoverable amount. In performing the goodwill impairment test, we estimate the recoverable amount of the cash-generating units using an income approach based on projected discounted cash flows. When certain qualitative criteria are met, we will use the most recently calculated recoverable amount from a preceding period in the impairment test. Goodwill is tested for impairment at the cash-generating unit level, which is the same level as our single operating segment. Capitalized Software Development Costs Costs incurred in the development of our externally-sold software products are expensed as incurred, except certain costs incurred subsequent to establishing technological feasibility and through the general release of the software products which are capitalized. Capitalized costs are amortized over the products’ estimated useful life to cost of product sales in the consolidated statement of operations. Costs incurred during the application development phase of software for services provided to customers are capitalized as internal-use software within Systems, equipment and other assets related to contracts, net and Intangible assets, net - Computer software and amortized over the useful life to cost of services in the consolidated balance sheet and consolidated statement of operations, respectively. Costs incurred during the application development of software for internal use, and not for use in services provided to customers, are capitalized within Property, plant and equipment, net and amortized over the useful life to selling, general and administrative expenses in the consolidated balance sheet and consolidated statement of operations, respectively. Intangible Assets Intangible assets, which include indefinite-lived and definite-lived intangible assets, are stated at cost, less accumulated amortization and accumulated impairment losses. Indefinite-lived intangible assets are composed of trademarks for which there is no foreseeable limit of the period over which they are expected to generate net cash inflows. Definite-lived intangible assets, which are primarily composed of customer relationships, computer software and game library, developed technologies, and licenses, are capitalized and amortized on a straight-line basis over their estimated useful lives. Estimated useful lives are determined considering the period the assets are expected to contribute to future cash flows. Amortization of intangibles is included in cost of services, cost of product sales, or selling, general and administrative expenses in the consolidated statement of operations depending on the use and nature of the asset. Income Taxes Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their reported amounts using the substantively enacted tax rates in effect for the year in which the differences are expected to reverse. Tax credits are generally recognized as reductions of income tax provisions in the year in which the credits arise. The measurement of deferred tax assets is not recorded if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enacted or substantively enacted date. Accounting for uncertainty in income taxes recognized in the consolidated financial statements is in accordance with accounting authoritative guidance. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation Financial Statements Annual Report and Accounts 2024 Page | 113

authority will accept an uncertain tax treatment. We measure our tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty. We use the period cost method for global intangible low-taxed income (“GILTI”) provisions and therefore have not recorded deferred taxes for basis differences expected to reverse in future periods. We have not recorded a deferred tax liability in respect of any future remittance of earnings of foreign subsidiaries where we are able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance. Process for Disclosure and Recording of Liabilities Related to Legal Proceedings (♦) Many lawsuits and claims involve highly complex legal and related issues, including issues relating to causation, evidence, and alleged actual damages, all of which are otherwise subject to substantial uncertainties. Assessments of lawsuits and claims can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. When making determinations about recording liabilities related to legal proceedings, we comply with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and related guidance, and record liabilities in those instances where we can reasonably estimate the amount of the loss and when the loss is probable. Where the reasonable estimate of the probable loss is a range of possible outcomes, we record as an accrual in the financial statements the most likely estimate of the loss, or the midpoint of the range if there is no one best estimate and any point in a continuous range is as likely as any other. We either disclose the amount of a possible loss or range of loss in excess of established accruals if estimable, or state that such an estimate cannot be made. We disclose significant legal proceedings even where liability is not probable or the amount of the liability is not estimable, or both, if we believe there is at least a reasonable possibility that a loss may be incurred. All legal costs are expensed as incurred. Because legal proceedings are subject to inherent uncertainties, and unfavorable rulings or developments could occur, there can be no certainty that we may not ultimately incur charges in excess of presently recorded liabilities. Many of the matters described are at preliminary stages or seek an indeterminate amount of damages. It is not uncommon for claims to be resolved over many years. A future adverse ruling, settlement, unfavorable development, or increase in accruals for one or more of these matters could result in future charges that could have a material adverse effect on our results of operations or cash flows in the period in which they are recorded. Based on experience and developments, we reexamine our estimates of probable liabilities and associated expenses and receivables each quarterly period, and whether we are able to estimate a liability previously determined to be not estimable and/or not probable. Where appropriate, we make additions to or adjustments of our estimated liabilities. As a result, the current estimates of the potential impact on our consolidated financial position, results of operations, and cash flows for the legal proceedings and claims pending against us could change in the future. Foreign Currency Translation and Foreign Currency Transactions The financial statements of subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars, with the resulting translation adjustments recorded as a component of other reserves within shareholders’ equity. Assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, while income and expense items are translated using the average exchange rates during the period. Subsidiaries with monetary assets and liabilities denominated in a currency other than the functional currency of the subsidiary are subject to remeasurement, the impact of which is recorded in foreign exchange (gain) loss, net, net in the consolidated statement of operations. Stock-Based Compensation Stock-based compensation expense represents the cost related to stock-based awards granted to directors and employees. Stock-based compensation cost is measured at the grant date or modification date, based on the estimated fair value of the award and recognized as expense, net of estimated forfeitures, over the vesting periods. For awards subject to cliff vesting, compensation cost is recognized by way of a straight-line method over the award’s expected vesting period. For awards subject to graded vesting, compensation cost is recognized by way of an accelerated attribution method over the entire awards’ expected vesting periods. The credit entry for stock-based compensation expense is recognized within Share Premium and Equity Reserves. Financial Statements Annual Report and Accounts 2024 Page | 114

3. Discontinued Operations and Assets Held for Sale IGT Gaming Discontinued Operations and Assets Held for Sale On July 26, 2024, the Parent and Everi entered into the Transaction Agreements whereby IGT Gaming and Everi will be simultaneously acquired in the Proposed Transaction. Under the terms of the Transaction Agreements, the Parent will receive approximately $4.05 billion in cash, subject to customary transaction adjustments in accordance with the Transaction Agreements, for IGT Gaming. Following the closing of the Proposed Transaction, the Combined Company will be privately owned and the Parent’s shareholders will have no further equity ownership of IGT Gaming, except for De Agostini S.p.A’s investment referenced in the section headed “Business Overview” on page 9. The Proposed Transaction, which is expected to be completed by the end of the third quarter of 2025, is subject to the satisfaction of customary closing conditions, including, among others: (i) final approval by Everi’s stockholders, which was received on November 14, 2024; (ii) clearance of U.S. anti-trust review, with the waiting period having expired on November 20, 2024; and (iii) receipt of regulatory approvals from gaming regulators in the jurisdictions where the Combined Company will operate. The criteria for reporting the IGT Gaming disposal group as held for sale were met upon entering into the Transaction Agreements. The Proposed Transaction represents a strategic shift that will have a major effect on the Company’s operations and financial results and accordingly, IGT Gaming is presented in the accompanying consolidated financial statements as a discontinued operation for all periods presented. The prior period comparatives in the consolidated balance sheet are not restated. The following represents the major classes of the IGT Gaming assets and liabilities held for sale: December 31, ($ in millions) 2024 Assets: Cash and cash equivalents 63 Trade and other receivables, net 321 Inventories, net 153 Other current assets 254 Systems, equipment and other assets related to contracts, net and Property, plant and equipment, net 408 Goodwill 1,783 Intangible assets, net 1,429 Other non-current assets 283 Assets held for sale 4,693 Liabilities: Accounts payable 139 Other current liabilities 410 Deferred income taxes 142 Other non-current liabilities 443 Liabilities held for sale 1,133 At December 31, 2024 and December 31, 2023, there were no other disposal groups that met the requirements to be classified as held for sale included in assets held for sale in our consolidated balance sheet. Financial Statements Annual Report and Accounts 2024 Page | 115

Shown below is the summarized statement of operations and selected cash flows for the IGT Gaming discontinued operations: For the year ended December 31, ($ in millions) 2024 2023 Total revenue 1,810 1,781 Total cost of revenue 784 881 Selling, general and administrative 366 412 Other expense, net 257 257 Income from discontinued operations before provision for income taxes 403 231 Provision for income taxes 75 98 Income from discontinued operations, net of tax 328 132 Less: Net income attributable to non-controlling interests from discontinued operations 6 2 Income from discontinued operations attributable to IGT PLC 322 130 Continuing Involvement We expect to have continuing involvement with the IGT Gaming business via a transition services agreement (“TSA”). As part of the TSA, we expect to provide various services such as information technology (i.e. data center hosting), human resources (i.e. payroll and benefits), and other back-office services for which we will receive compensation. These services generally expire after no more than two years after the Proposed Transaction closes. In addition, the Company and IGT Gaming will license or sublicense certain software, brands, and intellectual property to one another, which are subject to expiration based on the underlying contractual or statutory terms. With respect to our 60.0% ownership in Rhode Island VLT Company LLC (“RI VLT”), we expect to retain our ownership interest, but will enter into a management contract with IGT Gaming transferring the economic benefits to IGT Gaming following the closing of the Proposed Transaction. For the year ended December 31, Selected Cash Flows from Discontinued Operations ($ millions) 2024 2023 Depreciation and amortization 185 324 Cash paid during the period for: Interest 11 12 Income taxes 98 56 Capital expenditures 222 252 Financial Statements Annual Report and Accounts 2024 Page | 116

4. Revenue Recognition Disaggregation of Revenue The following table summarizes revenue disaggregated by the source of the revenue: For the year ended December 31, ($ in millions) 2024 2023 Operating and facilities management contracts, gross 2,498 2,494 Upfront license fee amortization (190) (191) Operating and facilities management contracts, net 2,308 2,304 Systems, software, and other 55 54 Service revenue 2,363 2,357 Product sales 149 171 Total revenue 2,512 2,528 Refer to Note 25. Segment Information for revenues by geographical location. Sources of Revenue Service Revenue Service revenue is derived from the following sources: • Operating and facilities management contracts, net; and • Systems, software, and other Operating and facilities management contracts, net Our revenue from operating contracts is derived primarily from long-term exclusive operating licenses in Italy. Under operating contracts, we manage all the activities along the lottery value chain including creating games, determining payouts, collecting wagers through our network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, supplying materials including play slips, tickets, and receipts, and marketing and point-of-sale materials for the game. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service). Under operating contracts, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of consideration to which we are typically entitled is variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our performance completed to date. In arrangements where we are performing services on behalf of the government and the government is considered our customer, revenue is recognized net of prize payments, taxes, retailer commissions, and remittances to state authorities. Under operating contracts, we are generally required to pay an upfront license fee. Refer to the Upfront License Fees policy above for further details. Our revenue from FMCs is generated by designing, installing, and operating the online lottery system and retail terminal network. Under a typical FMC, we maintain ownership of the technology and equipment, and we are responsible for capital investments throughout the duration of the contract, although investments are generally concentrated during the early years, while the lottery authority maintains, in most instances, responsibility for the overall lottery operations. FMCs typically include a wide range of services to lottery customers related to the technology, equipment, and facilities such as hosting, maintenance, marketing, and other support services. We generally provide our lottery customers retailer terminal and communication network equipment through operating leases. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. Under FMCs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of transaction price to which we are entitled is typically variable based on a percentage of the sales of all lottery tickets, including draw-based or instant ticket games, although under certain of our agreements, we may receive fixed Financial Statements Annual Report and Accounts 2024 Page | 117

fees for certain goods or services. Revenue is typically recognized in the amount that we have the right to invoice the customer, as this corresponds directly with the value to the customer of our completed performance. Systems, software, and other Our lottery contracts generally include other services, including telephone support, software maintenance, hardware maintenance, and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis, and other professional services including software development. Fees earned for other services are generally recognized as service revenue in the period the service is performed (i.e., over the support period). We also develop technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging our distribution network and secure transaction processing, we offer high-volume processing of commercial transactions including prepaid cellular telephone recharges, bill payments, e-vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges, and money transfers. These services are primarily offered outside of North America. In most cases, these arrangements are considered to be short in duration. The amount of transaction price that we are typically entitled to is variable based on the number of transactions processed. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance. Product Sales Product sales are derived from lottery products: Product sales revenue primarily includes the sale of lottery equipment, lottery systems, and printed products. Our revenue from the sale or sales-type lease of lottery systems and equipment typically includes multiple performance obligations, where we assemble, sell, deliver, and install turnkey lottery systems or lottery equipment (inclusive of point-of-sale terminals, if applicable) or deliver equipment and license the computer software for a fixed price. The lottery authority maintains, in most instances, responsibility for lottery operations. Our credit terms are predominantly short-term in nature. Revenue from the sale of lottery systems and equipment is recognized based upon the contractual terms of each arrangement. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract. In some arrangements, the performance obligation is satisfied over time if the customer controls the asset as it is created (i.e., when the asset is built at the customer site) or if our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. If revenue is not recognized over time, it is generally recognized upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions. If the transaction includes multiple performance obligations, it is accounted for under arrangements with multiple performance obligations, discussed below. Our other lottery product sales are primarily derived from the production and sales of instant tickets and related services under instant ticket services contracts. Instant ticket services contracts are priced based on a percentage of ticket sales revenue or on a price per unit basis. In these arrangements, the performance obligation is generally satisfied at a point in time (i.e., upon transfer of control of the instant tickets to the customer) based on the contractual terms of each arrangement. Contract Balances Contract assets reflect revenue recognized in advance of invoicing our customer. The amount of contract assets, which is included within other current assets and other non-current assets in the consolidated balance sheet, was $48 million and $147 million at December 31, 2024 and December 31, 2023, respectively. Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. The amount of contract liabilities, which is included within other current liabilities and other non-current liabilities in the consolidated balance sheet, was $61 million and $112 million at December 31, 2024 and December 31, 2023, respectively. The amount of revenue recognized during the years ended December 31, 2024 and 2023 that was included in the contract liabilities balance at the beginning of each period was $25 million and $62 million (of which $28 million related to continuing operations), respectively. Financial Statements Annual Report and Accounts 2024 Page | 118

Transaction Price Allocated to Remaining Performance Obligations At December 31, 2024, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $853 million. Of this amount, we expect to recognize as revenue approximately 25% within the next 12 months, approximately 33% between 13 and 36 months, approximately 21% between 37 and 60 months, and the remaining balance through July 9, 2036. 5. Trade and Other Receivables, net Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less. December 31, ($ in millions) 2024 2023 Trade and other receivables, gross 469 692 Allowance for credit losses (1) (1) (7) Trade and other receivables, net 468 685 (1) As of and for the year ended December 31, 2024, balances and activity related to the allowance for credit losses were immaterial. The following table presents the activity in the allowance for credit losses: December 31, ($ in millions) 2023 Balance at beginning of year (11) Benefits, net 2 Amounts written off as uncollectible 1 Balance at end of year (7) We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $403 million and $373 million during the years ended December 31, 2024 and 2023, respectively, under these factoring arrangements. The cash received from these arrangements is reflected as net cash provided by operating activities in the consolidated statement of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored gross receivables, including our trade receivables, which we then remit to the financial institutions. At December 31, 2024 and 2023, we had $152 million and $133 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the consolidated balance sheet. The net cash flows relating to these collections are reported as financing activities in the consolidated statement of cash flows. The following table presents an analysis of our past due trade and other receivables, gross of allowance for credit losses: December 31, 2024 December 31, 2023 ($ in millions) $ % $ % Current 447 95.4% 597 86.3 % Past due 22 4.6% 95 13.7% 469 100.0% 692 100.0 % As of December 31, 2024 and December 31, 2023, approximately 92% and 61%, respectively, of past due trade receivables were less than 31 days past due, approximately 2% and 21%, respectively, were 31 to 90 days past due, and the remaining balances were greater than 91 days past due. Financial Statements Annual Report and Accounts 2024 Page | 119

6. Inventories, net December 31, ($ in millions) 2024 2023 Raw materials 25 208 Work in progress 3 38 Finished goods 87 90 Inventories, gross 114 335 Obsolescence reserve (1) (2) (18) Inventories, net 113 317 (1) As of and for the year ended December 31, 2024, balances and activity related to excess and obsolete inventory reserves were immaterial. The following table presents the activity in the obsolescence reserve: December 31, ($ in millions) 2023 Balance at beginning of year (22) Provisions, net (10) Amounts written off 14 Balance at end of year (18) The cost of inventories related to product sales that were recognized as an expense during 2024 and 2023 was $112 million and $106 million, respectively. 7. Other Assets Other Current Assets December 31, ($ in millions) Notes 2024 2023 Prepaid expenses 42 46 Income taxes receivable 12 34 Deferred costs 12 26 Value-added tax receivable 12 21 Other tax receivables 10 22 Contract assets 4 9 55 Customer financing receivables, net 4 147 Other 24 36 125 387 Financial Statements Annual Report and Accounts 2024 Page | 120

*Financial Statements*

**Other Non-Current Assets**

| ($ in millions) | License Term | Amortization Start Date [1] | *Notes* | December 31, 2024 | December 31, 2023 |
|---|---|---|---|---|---|
| Upfront license fees, net: | | | | | |
| Italian Scratch & Win | 9 years | October 2019 | | 346 | 467 |
| Italian Lotto | 9 years | December 2016 | | 83 | 184 |
| New Jersey | 15 years, 9 months | October 2013 | | 39 | 48 |
| Indiana | 16 years, 1 month | June 2015 | | 6 | 7 |
| Rhode Island | 20 years, 6 months | January 2023 | | 3 | 26 |
| | | | | 478 | 732 |
| | | | | | |
| Contract assets | | | 4 | 39 | 92 |
| Deferred income taxes | | | 19 | 37 | 50 |
| Customer financing receivables, net | | | | 1 | 70 |
| Other | | | | 62 | 75 |
| | | | | 617 | 1,018 |

[1] Upfront license fees are amortized on a straight-line basis.

***Customer Financing Receivables***

Customers' payment terms for customer financing receivables are confirmed with a written financing contract, lease contract, or promissory note and a security agreement is typically signed by the parties granting us a security interest in the related products sold or leased. Customer financing interest income is recognized based on market rates prevailing at issuance.

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses. Amounts related to customer financing receivables at December 31, 2024 on a continuing operations basis are immaterial and at December 31, 2023 are classified in the consolidated balance sheet as follows:

| | December 31, 2023 | | |
|---|---|---|---|
| ($ in millions) | Current Assets | Non-Current Assets | Total |
| Customer financing receivables, gross | 178 | 76 | 254 |
| Allowance for credit losses | (31) | (6) | (37) |
| Customer financing receivables, net | 147 | 70 | 217 |

The following table presents the activity in the allowance for credit losses:

| ($ in millions) | December 31, 2023 |
|---|---|
| Balance at beginning of year | (52) |
| Benefits, net | 4 |
| Amounts written off as uncollectible | 11 |
| Balance at end of year | (37) |

Annual Report and Accounts 2024 Page | 121

8. Fair Value Measurements Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis As of December 31, 2024, the carrying amounts of our significant financial assets and liabilities measured at fair value on a recurring basis are as follows: December 31, 2024 ($ in millions) Balance Sheet Location Level 1 Level 2 Level 3 Total Fair Value Assets: Derivative assets Other current assets — 6 — 6 Equity investments Other non-current assets 5 — — 5 Liabilities Derivative liabilities Other current liabilities — 48 — 48 As of December 31, 2023, the carrying amounts of financial assets and liabilities measured at fair value included derivative assets, equity investments, and derivative liabilities of $2 million, $6 million, and $5 million, respectively. Derivative assets and liabilities classified as Level 2 were derived from quoted market prices for similar instruments or by discounting the future cash flows with adjustment for credit risk as appropriate. All significant inputs were derive from or corroborated by observable market data including current forward exchange rates, among others. Financial Assets and Liabilities Not Carried at Fair Value The carrying amounts and fair value hierarchy classification of our significant financial assets and liabilities not carried at fair value as of December 31, 2024 and 2023 are as follows: December 31, 2024 ($ in millions) Carrying Amount Level 1 Level 2 Level 3 Total Fair Value Assets: Equity investments 11 — — 11 11 Liabilities: Debt (1) 5,361 — 5,346 — 5,346 Amounts related to customer financing receivables and jackpot liabilities at December 31, 2024 on a continuing operations basis are immaterial. December 31, 2023 ($ in millions) Carrying Amount Level 1 Level 2 Level 3 Total Fair Value Assets: Customer financing receivables, net 217 — — 217 217 Equity investments 11 — — 11 11 Liabilities: Jackpot liabilities 155 — — 135 135 Debt (1) 5,655 — 5,620 — 5,620 (1) Excludes short-term borrowings. The fair value is determined based on quoted market prices for identical or similar instruments. Level 3 equity investments are measured at cost, less impairment, plus or minus changes resulting from observable price changes, which approximates fair value. 9. Derivative Financial Instruments We use derivative hedging instruments, principally foreign currency forward contracts and interest rate swaps, for the purpose of managing currency risks and interest rate risk arising from our operations and sources of financing. Financial Statements Annual Report and Accounts 2024 Page | 122

Cash Flow Hedges The notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2024 and 2023 were $68 million and $78 million, respectively. The amount recorded within other comprehensive (loss) income at December 31, 2024 is expected to impact the consolidated statement of operations in 2025. Refer to Note 21 – Shareholders’ Equity - Other Reserves for further information. Derivatives Not Designated as Hedging Instruments The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2024 and 2023 was $942 million and $394 million, respectively. Included in the outstanding foreign currency forward contracts at December 31, 2024, was a forward contract entered into in the third quarter of 2024 related to anticipated proceeds from the Proposed Transaction. Specifically, the Company entered into deal-contingent foreign exchange forward contracts for a notional amount of €450 million, with no upfront cash cost, to manage its exposure to foreign currency exchange rate fluctuations of the U.S. denominated proceeds against the Euro. The forward contracts will net cash settle if the deal closes by November 21, 2025. Unrealized losses of $34 million as of December 31, 2024 have been recognized within foreign exchange (gain) loss, net in the consolidated statement of operations. 10. Financial Risk Management Our activities expose us to a variety of market risks including interest rate risk and foreign currency exchange rate risk. Our overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our performance through ongoing operational and finance activities. We monitor and manage our exposure to such risks both centrally and at the local level, as appropriate, as part of our overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on our results of operations and financial position. Depending upon the risk assessment, we use selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purpose of managing interest rate risk and currency risks arising from our operations and sources of financing. Our policy is not to enter into such contracts for speculative purposes. Our accounting policies and disclosures regarding derivatives are set out in Note 2 – Summary of Material Accounting Policy Information, and Note 9 – Derivative Financial Instruments. The following section provides qualitative and quantitative disclosures on the effects that these risks may have. The quantitative data reported below does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place. Interest Rate Risk Indebtedness Our exposure to changes in market interest rates relates primarily to its cash and financial liabilities which bear floating interest rates. Our policy is to manage interest cost using a mix of fixed and variable rate debt. We have historically used various techniques to mitigate the risks associated with future changes in interest rates, including entering into interest rate swap and treasury rate lock agreements. At December 31, 2024 and 2023, approximately 25% and 28% of our Net debt portfolio was exposed to interest rate fluctuations, respectively. Our exposure to floating rates of interest primarily relates to the Revolving Credit Facilities and Euro Term Loan Facilities due January 2027. At December 31, 2024 and December 31, 2023, we did not hold any interest rate swaps. A hypothetical 100 basis points increase in interest rates for 2024 and 2023, would have resulted in approximately $9 million and $11 million, of incremental interest expense attributed to continuing operations, respectively, and approximately $4 million of incremental interest expense attributed to discontinued operations for both periods. Financial Statements Annual Report and Accounts 2024 Page | 123

Foreign Currency Exchange Rate Risk We operate on an international basis across a number of geographical locations. We are exposed to (i) transactional foreign exchange risk when our subsidiaries enter into transactions in a currency other than its functional currency, and (ii) translation foreign exchange risk which arises when we translate the financial statements of our foreign entities into U.S. dollars for the preparation of the consolidated financial statements. Transactional Risk Our subsidiaries generally execute their operating activities in their respective functional currencies. In circumstances where we enter into transactions in a currency other than the functional currency of the relevant entity, we seek to minimize our exposure by (i) sharing risk with our customers (for example, in limited circumstances, but whenever possible, we negotiate clauses into our contracts that allows for price adjustments should a material change in foreign exchange rates occur), (ii) creating a natural hedge by netting receipts and payments, (iii) utilizing foreign currency borrowings, and (iv) where applicable, by entering into foreign currency forward and option contracts. The principal foreign currency to which we are exposed is the euro. A hypothetical 10% devaluation in the U.S. dollar against the euro at year end, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $86 million and $110 million for December 31, 2024 and 2023, respectively. Our euro exposure primarily arises from euro denominated long-term debt. Based on our long-term forecast, we undertake to match and maintain the mix of euro denominated debt to the mix of euro sourced EBITDA. From time to time, our subsidiaries enter into foreign currency forward and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues, and certain assets and liabilities denominated in foreign currencies. These contracts generally have average maturities of 12 months or less, and are regularly renewed to provide continuing coverage throughout the year. It is our policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximize hedge effectiveness. At December 31, 2024, our subsidiaries had forward contracts for the sale of approximately $93 million of foreign currency (primarily euro, Canadian dollar, Swiss franc, New Taiwan dollar, and Colombian Peso) and the purchase of approximately $918 million of foreign currency (primarily euro, U.S. dollar, British pounds, and Mexican peso), which includes the deal-contingent foreign exchange forward contracts described in Note 9 – Derivative Financial Instruments and a foreign exchange forward contract on the Euro Term Loan Facilities installment due January 2025. At December 31, 2023, our subsidiaries had forward contracts for the sale of approximately $79 million of foreign currency (primarily Canadian dollar, Australian dollar, Swiss franc, Czech koruna, and New Taiwan dollar) and the purchase of approximately $229 million of foreign currency (primarily U.S. dollar, British pounds, Canadian dollar, euro, and Mexican peso). Translation Risk Certain of our subsidiaries are located in countries that are outside of the U.S., in particular the Eurozone. As our reporting currency is the U.S. dollar, the income statements of those entities are converted into U.S. dollars using the average exchange rate for the period, and while revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs, and the result in U.S. dollars. The monetary assets and liabilities of consolidated entities that have a reporting currency other than the U.S. dollar are translated into U.S. dollars at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the consolidated statement of shareholders’ equity within other reserves. Our foreign currency exposure primarily arises from changes between the U.S. dollar and the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have increased equity by $60 million and $36 million for 2024 and 2023, respectively. Capital Management The primary goal of our capital management strategy is to ensure strong credit ratings and healthy financial ratios (as described for our debt facility covenants) in order to support our business while maximizing corporate value and reducing our financial risks. We consider all equity and debt to be managed capital of the Company. Financial Statements Annual Report and Accounts 2024 Page | 124

*Financial Statements*

We manage our capital structure and make adjustments based on long-term strategy decisions in light of changes in economic conditions. Additionally, we seek to preserve an optimal weighted average cost of capital and maintain sufficient financial flexibility to pursue growth opportunities.

Our capital structure is as follows:

| | December 31, | |
|---|---|---|
| **($ in millions)** | **2024** | **2023** |
| Total Debt (Note 16) | 5,368 | 5,681 |
| Less: Cash and cash equivalents | 584 | 572 |
| Total Net Debt | 4,784 | 5,109 |
| Total Equity | 1,963 | 1,789 |

### 11. Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net

Systems & Equipment, net consists of the following:

| **($ in millions)** | **Terminals and Systems** | **Furniture and Equipment** | **Construction in Progress** | **Total** |
|---|---|---|---|---|
| **Estimated life (in years)** | ≤ 10 | 5 - 10 | | |
| **Net book value** | | | | |
| **Balance at December 31, 2022** | 769 | 32 | 97 | 899 |
| Additions | 68 | 5 | 102 | 175 |
| Depreciation | (256) | (10) | — | (266) |
| Disposals | (5) | — | (2) | (7) |
| Transfers from inventory | 128 | — | — | 129 |
| Transfers | 106 | 5 | (112) | — |
| Other | (2) | — | — | (2) |
| **Balance at December 31, 2023** | 809 | 34 | 86 | 928 |
| Additions | 8 | 5 | 102 | 114 |
| Depreciation | (147) | (11) | — | (157) |
| Reclassification as held for sale | (262) | (1) | (42) | (305) |
| Disposals | (1) | — | — | (1) |
| Foreign currency translation | 1 | (1) | (5) | (5) |
| Transfers | 86 | 7 | (87) | 6 |
| Other | 2 | — | — | 2 |
| **Balance at December 31, 2024** | 495 | 33 | 53 | 581 |
| **Balance at December 31, 2023** | | | | |
| Cost | 2,843 | 131 | 86 | 3,059 |
| Accumulated depreciation | (2,034) | (97) | — | (2,131) |
| Net book value | 809 | 34 | 86 | 928 |
| **Balance at December 31, 2024** | | | | |
| Cost | 2,048 | 146 | 53 | 2,247 |
| Accumulated depreciation | (1,553) | (113) | — | (1,666) |
| Net book value | 495 | 33 | 53 | 581 |

Annual Report and Accounts 2024

Page | 125

*Financial Statements*

PPE, net consists of the following:

| ($ in millions) | Land | Buildings | Furniture and Equipment | Construction in Progress | Total |
|---|---|---|---|---|---|
| **Estimated life (in years)** | | 40 | 5 - 10 | | |
| | | | | | |
| **Net book value** | | | | | |
| **Balance at December 31, 2022** | 1 | 11 | 80 | 21 | 113 |
| Additions | — | 3 | 7 | 18 | 28 |
| Depreciation | — | — | (26) | — | (26) |
| Disposals | — | — | (2) | — | (2) |
| Foreign currency translation | — | (1) | 4 | — | 2 |
| Transfers | — | 1 | 11 | (12) | — |
| **Balance at December 31, 2023** | 1 | 14 | 73 | 28 | 115 |
| Additions | — | 1 | 6 | 21 | 27 |
| Depreciation | — | — | (13) | — | (14) |
| Reclassification as held for sale | — | (3) | (33) | (9) | (45) |
| Foreign currency translation | — | — | 5 | — | 5 |
| Transfers | — | (6) | 6 | (7) | (6) |
| Other | — | — | (2) | — | (2) |
| **Balance at December 31, 2024** | 1 | 5 | 43 | 32 | 81 |
| **Balance at December 31, 2023** | | | | | |
| Cost | 1 | 67 | 304 | 28 | 399 |
| Accumulated depreciation | — | (53) | (231) | — | (284) |
| Net book value | 1 | 14 | 73 | 28 | 115 |
| **Balance at December 31, 2024** | | | | | |
| Cost | 1 | 13 | 290 | 32 | 336 |
| Accumulated depreciation | — | (8) | (247) | — | (255) |
| Net book value | 1 | 5 | 43 | 32 | 81 |

| ($ in millions) | For the year ended December 31, 2024 | 2023 |
|---|---|---|
| Depreciation expense | 171 | 176 |

## 12. Leases

### Lessee

We have leases for real estate (warehouses, office space, data centers), vehicles, communication equipment, and other equipment. Many of our real estate leases include one or more options to renew, while some include termination options. Certain vehicle and equipment leases include residual value guarantees and options to purchase the leased asset. Many of our real estate leases include variable payments for maintenance, real estate taxes, and insurance that are determined based on the actual costs incurred by the landlord.

Annual Report and Accounts 2024

Page | 126

The classification of our leases in the consolidated balance sheet is as follows: December 31, ($ in millions) Balance Sheet Classification 2024 2023 Assets: ROU asset, net (1) Right-of-use assets 111 199 Total lease assets 111 199 Liabilities: Lease liability, current Other current liabilities 32 47 Lease liability, non-current Lease liabilities 98 230 Total lease liabilities 130 277 (1) ROU assets are recorded net of accumulated amortization of $182 million and $207 million at December 31, 2024 and 2023, respectively. ROU asset, net, by class of underlying assets is as follows: December 31, ($ in millions) 2024 2023 Real estate 102 188 Vehicles 4 5 Other equipment 5 5 Total ROU asset, net 111 199 Components of expense related to leases are as follows: For the year ended December 31, ($ in millions) 2024 2023 Real estate 25 24 Vehicles 2 3 Other equipment 2 3 Total amortization expense 29 31 Interest expense 7 7 Variable lease costs (1) 17 19 Short-term lease expense 23 19 (1) Includes immaterial amounts related to sublease income. Maturities of lease liabilities at December 31, 2024 are as follows ($ in millions): Year Total (1) 2025 38 2026 33 2027 23 2028 16 2029 13 Thereafter 28 Total lease payments 150 Less: Imputed interest (20) Present value of lease liabilities 130 (1) The maturities above exclude leases that have not yet commenced. Financial Statements Annual Report and Accounts 2024 Page | 127

Cash flow information and non-cash activity related to leases is as follows: For the year ended December 31, ($ in millions) 2024 2023 Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows 7 7 Finance cash flows 30 30 Non-cash activity: ROU assets obtained in exchange for lease obligations (net of early terminations) 31 7 13. Restructuring OPtiMa 3.0 During the third quarter of 2024, we initiated a restructuring plan (“OPtiMa 3.0”) to realign and optimize our cost structure due to ending of the TSA period after the two Italian dispositions (Italian gaming B2C businesses & Italian commercial services business) and the Proposed Transaction for the sale of IGT Gaming. The plan is focused on realigning and optimizing our general & administrative activities. Actions under the plan include the reduction of approximately 3% of our workforce, the optimization of our real estate footprint given our hybrid workforce and headcount reductions, and the reduction of other indirect costs previously incurred due to a larger business portfolio. Employee actions commenced in the third quarter of 2024 and are expected to be completed within the next 12 months. During the year ended December 31, 2024 we incurred $37 million in severance and related employee costs under the plan. 2021 Italian Workforce Redundancies In connection with the sale of our Italian B2C businesses, management agreed to provide to the buyer information technology and back-office services for a period of one to three years via a TSA. As certain of these services were concluding, during the fourth quarter of 2021 management performed a detailed review of redundant roles and created a plan to eliminate certain redundancies as TSA services lapsed, by commencing voluntary early retirement programs. Since the plan’s inception, we incurred approximately $32 million in severance and related employee costs associated with these early retirement programs through December 31, 2024, as management and the identified employees reached a mutual understanding of the separation benefits. Cash payments associated with these programs are expected to be made through 2030. During the years ended December 31, 2024 and December 31, 2023 we incurred $1 million and $13 million, respectively, of severance and related employee costs under the plan. The following table summarizes consolidated restructuring expense for all restructuring programs by type of cost: For the year ended December 31, ($ in millions) 2024 2023 Severance and Related Employee Costs 38 13 Total 38 13 Financial Statements Annual Report and Accounts 2024 Page | 128

Rollforward of Restructuring Liability The following table presents the activity in the restructuring liability under the above and other ongoing plans for the years ended December 31, 2024 and 2023: ($ in millions) Severance and Related Employee Costs Other Total Balance at December 31, 2022 13 — 13 2021 Italian workforce redundancies plan expense, net 13 — 13 Payments (5) — (5) Reversals of expense and other(1) 1 — 1 Balance at December 31, 2023 21 — 21 2024 OPtiMa 3.0 plan expense, net 37 — 37 Payments under all plans (12) — (12) Reversals of expense and other(1) (3) — (3) Impact of update to discount rate 1 — 1 Balance at December 31, 2024 44 — 44 (1) Includes foreign currency translation adjustments All liabilities are related to severance and related employee costs. 14. Goodwill Changes in the carrying amount of goodwill consist of the following: December 31, ($ in millions) 2024 2023 Balance at beginning of year 4,592 4,562 Foreign currency translation (37) 30 Reclassification as held for sale (1,798) — Balance at end of year 2,758 4,592 Total goodwill at December 31, 2024 and 2023 is net of $1.4 billion of accumulated impairment losses. Impairment The process of evaluating potential impairments related to goodwill requires the application of significant judgment. Goodwill is tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the fair value of goodwill, the revision could result in a non-cash impairment loss that could have a material impact on financial results. The goodwill impairment test compares the recoverable amount of our cash-generating unit (which is the same as our reportable segment) with its carrying amount, and an impairment loss is recognized for the amount by which the carrying amount exceeds the cash-generating unit's recoverable amount. (♦) We estimate the recoverable amount of the cash-generating unit using either an income approach based on projected discounted cash flows, a market approach, or a combination of both. The procedures we follow include, but are not limited to, the following: • Analysis of the conditions in, and the economic outlook for, the cash-generating unit; • Analysis of general market data, including economic, governmental, and environmental factors; • Review of the history, current state, and future operations of the cash-generating unit; • Analysis of financial and operating projections based on historical operating results, industry results, and expectations; • Analysis of financial, transactional, and trading data for companies engaged in similar lines of business to develop appropriate valuation multiples and operating comparisons; and • Calculation of our market capitalization, total invested capital, the implied market participant acquisition premium, and supporting qualitative and quantitative analysis. Financial Statements Annual Report and Accounts 2024 Page | 129

(♦) Under the income approach, the recoverable amount of the cash-generating unit is determined based on the present value of the unit's estimated future cash flows, discounted at a risk-adjusted rate. We use internal forecasts for a five-year period to estimate future cash flows and estimate long-term future growth rates based on internal projections of the long-term outlook for the cash-generating unit. We use discount rates that are commensurate with the risks and uncertainty inherent in the cash-generating unit and in internally developed forecasts. The market approach considers comparable market data based on multiples of earnings before interest, taxes, depreciation and amortization. Estimating the recoverable amount of the cash-generating unit requires management to use its judgment in making estimates and making forecasts that are based on a number of factors including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital. Actual results may differ from those assumed in forecasts. As permitted by IAS 36, Impairment of Assets, the recoverable amounts resulting from the most recent detailed calculations were used for the 2024 annual impairment test as the standard’s criteria was considered satisfied: the margin by which the recoverable amount exceeded the cash generating unit’s carrying amount (commonly referred to as “headroom”) was substantial; there have been no significant changes in the assets and liabilities; and the likelihood that the recoverable amount would be less than the carrying amount is remote. The date of the most recent detailed recoverable amount calculation and resulting headroom is as follows: Date of most recent recoverable amount calculation Headroom December 31, 2023 >100% The key assumptions to which the calculation of fair value less costs of disposals that are most sensitive include the cash-generating unit’s forecasted EBITDA, long-term growth rates, and discount rate. The values assigned to these key assumptions reflect IGT’s experience. Reasonably possible changes in any of these key assumptions would not result in a material difference in the recoverable amount. As of December 31, 2024, the carrying amount of trademarks with indefinite lives was immaterial. As of December 31, 2023, approximately 63% of the carrying amount of trademarks with indefinite lives were allocated to the Global Lottery cash-generating unit, approximately 31% to the Global Gaming cash-generating unit and approximately 6% to the PlayDigital cash-generating unit. Financial Statements Annual Report and Accounts 2024 Page | 130

Financial Statements

## 15. Intangible Assets, net

Intangible assets at December 31, 2024 and 2023 are summarized as follows:

| | Net Book Value | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| ($ in millions) | Customer relationships | Trademarks (indefinite-lived) | Trademarks (definite-lived) | Computer software and game library | Licenses - Other | License - IP | Developed technologies | Capitalized software development | Other | Total |
| **Balance at December 31, 2022** | 835 | 245 | 65 | 78 | 3 | 75 | 61 | — | 9 | 1,372 |
| Additions | — | — | — | 20 | 1 | 321 | 1 | 33 | 17 | 393 |
| Amortization | (114) | — | (7) | (36) | (2) | (29) | (19) | (4) | (3) | (214) |
| Foreign currency translation | — | — | — | — | — | — | 11 | — | (8) | 3 |
| Write-off and other | — | — | — | (1) | — | — | — | — | (1) | (2) |
| **Balance at December 31, 2023** | 720 | 245 | 58 | 61 | 2 | 367 | 54 | 29 | 15 | 1,552 |
| Additions | — | 1 | — | 21 | 4 | 3 | — | — | 1 | 29 |
| Amortization | (9) | — | — | (13) | (3) | — | — | — | (3) | (27) |
| Reclassification as held for sale | (679) | (245) | (58) | (34) | — | (355) | (50) | (29) | (12) | (1,462) |
| Foreign currency translation | — | — | — | (4) | — | — | — | — | 2 | (2) |
| Write-off and other | — | — | — | (3) | 2 | — | — | — | — | (1) |
| **Balance at December 31, 2024** | 32 | 1 | — | 30 | 6 | 16 | 3 | — | 2 | 89 |
| | | | | | | | | | | |
| **December 31, 2023** | | | | | | | | | | |
| Cost | 2,331 | 255 | 224 | 922 | 61 | 396 | 286 | 33 | 65 | 4,573 |
| Accumulated amortization | (1,564) | — | (127) | (855) | (59) | (29) | (232) | (4) | (32) | (2,901) |
| Accumulated impairment loss | (47) | (10) | (39) | (7) | — | — | — | — | (18) | (120) |
| | 720 | 245 | 58 | 61 | 2 | 367 | 54 | 29 | 15 | 1,552 |
| Weighted average life (in years) | 15.6 | — | 12.7 | 5.8 | 4.5 | 8.5 | 6.1 | 1.7 | 6.2 | |
| | | | | | | | | | | |
| **December 31, 2024** | | | | | | | | | | |
| Cost | 718 | 1 | — | 270 | 62 | 16 | 37 | — | 25 | 1,129 |
| Accumulated amortization | (683) | — | — | (240) | (56) | — | (34) | — | (23) | (1,036) |
| Accumulated impairment loss | (3) | — | — | — | — | — | — | — | — | (3) |
| | 32 | 1 | — | 30 | 6 | 16 | 3 | — | 2 | 89 |
| Weighted average life (in years) | 15.1 | — | — | 6.3 | 4.5 | 8.1 | 12.7 | — | 10.1 | |

Annual Report and Accounts 2024 Page | 131

Financial Statements

| ($ in millions) | For the year ended December 31, 2024 | 2023 |
|---|---|---|
| Amortization expense | 27 | 32 |

In June 2023, the Company entered into a ten-year licensing agreement with Sony that grants the Company exclusive rights to the Wheel of Fortune® brand across gaming, lottery, iGaming, and iLottery and non-exclusive rights to distribute Wheel of Fortune® content for free-to-play social casinos. Minimum guaranteed payments of $313 million under the agreement are included as a licensed IP asset within intangible assets, net with a corresponding licensing obligation payable within other non-current liabilities. The licensing agreement is substantially included in assets held for sale as of December 31, 2024, with approximately $13 million remaining in continuing operations for the continued use of the brand across lottery and iLottery.

Amortization expense on intangible assets, on a continuing operations basis, for the next five years is expected to be as follows ($ in millions):

| Year | Amount |
|---|---|
| 2025 | 27 |
| 2026 | 20 |
| 2027 | 13 |
| 2028 | 7 |
| 2029 | 4 |
| | 71 |

## 16. Debt

Our long-term debt obligations consist of the following:

| ($ in millions) | December 31, 2024 Principal | Debt issuance cost, net | Other | Total | December 31, 2023 Principal | Debt issuance cost, net | Other | Total |
|---|---|---|---|---|---|---|---|---|
| 6.500% Senior Secured U.S. Dollar Notes due February 2025 | — | — | — | — | 500 | (1) | — | 499 |
| 4.125% Senior Secured U.S. Dollar Notes due April 2026 | 750 | (2) | — | 748 | 750 | (3) | — | 747 |
| 3.500% Senior Secured Euro Notes due June 2026 | 779 | (2) | — | 777 | 829 | (3) | — | 826 |
| 6.250% Senior Secured U.S. Dollar Notes due January 2027 | 750 | (2) | — | 748 | 750 | (3) | — | 747 |
| 2.375% Senior Secured Euro Notes due April 2028 | 519 | (2) | — | 517 | 553 | (3) | — | 550 |
| 5.250% Senior Secured U.S. Dollar Notes due January 2029 | 750 | (4) | — | 746 | 750 | (5) | — | 745 |
| 4.250% Senior Secured Euro Notes due March 2030 | 519 | (6) | — | 513 | — | — | — | — |
| **Senior Secured Notes** | 4,068 | (18) | — | 4,050 | 4,131 | (18) | — | 4,113 |
| | | | | | | | | |
| Euro Term Loan Facilities due January 2027 | 623 | (1) | (5) | 617 | 884 | (3) | (6) | 875 |
| Revolving Credit Facility B due July 2027 | 334 | (2) | — | 332 | 467 | (3) | 1 | 465 |
| Revolving Credit Facility A due July 2027 | 163 | (3) | 1 | 161 | 216 | (4) | 1 | 213 |
| **Long-term debt, less current portion** | 5,188 | (25) | (3) | 5,160 | 5,699 | (29) | (5) | 5,665 |
| | | | | | | | | |
| Euro Term Loan Facilities due January 2027 | 208 | — | — | 208 | — | — | — | — |
| **Current portion of long-term debt** | 208 | — | — | 208 | — | — | — | — |
| | | | | | | | | |
| **Short-term borrowings** | — | — | — | — | 16 | — | — | 16 |
| | | | | | | | | |
| **Total debt** | 5,396 | (25) | (3) | 5,368 | 5,714 | (29) | (5) | 5,681 |

Annual Report and Accounts 2024 Page | 132

*Financial Statements*

The principal amount of long-term debt maturing over the next five years and thereafter as of December 31, 2024 is as follows ($ in millions):

| Year | U.S. Dollar Denominated | Euro Denominated | Total |
|---|---|---|---|
| 2025 | — | 208 | 208 |
| 2026 | 750 | 987 | 1,737 |
| 2027 | 1,093 | 569 | 1,662 |
| 2028 | — | 519 | 519 |
| 2029 | 750 | — | 750 |
| 2030 and thereafter | — | 519 | 519 |
| Total principal payments | 2,593 | 2,803 | 5,396 |

**Senior Secured Notes**

All of the senior secured notes (the "Notes") were rated BBB- by Fitch Ratings, Inc. ("Fitch"), Ba1 by Moody's Investor Service ("Moody's"), and BB+ by Standard & Poor's Ratings Services ("S&P"), at December 31, 2024. The key terms of the Notes are as follows:

| Description | Principal (in millions) | Effective Interest Rate | Issuer | Redemption |
|---|---|---|---|---|
| 4.125% Senior Secured U.S. Dollar Notes due April 2026 | $750 | 4.34% | Parent | + |
| 3.500% Senior Secured Euro Notes due June 2026 | €750 | 3.65% | Parent | + |
| 6.250% Senior Secured U.S. Dollar Notes due January 2027 | $750 | 6.41% | Parent | ++ |
| 2.375% Senior Secured Euro Notes due April 2028 | €500 | 2.50% | Parent | + |
| 5.250% Senior Secured U.S. Dollar Notes due January 2029 | $750 | 5.39% | Parent | + |
| 4.250% Senior Secured Euro Notes due March 2030 | €500 | 4.48% | IGT Lottery Holdings B.V. | + |

\+ The issuer of the debt (the "Issuer") may redeem in whole or in part at any time prior to the first date set forth in the redemption price schedule at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Issuer may redeem in whole or in part at a redemption price set forth in the redemption price schedule in the indenture governing the applicable Notes, together with accrued and unpaid interest. The Issuer may also redeem in whole but not in part at 100% of the principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Issuer will be required to offer to repurchase all of the applicable Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

++ The Parent may redeem in whole or in part at any time prior to the date which is six months prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at 100% of the principal amount together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of the principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the applicable Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

The Notes issued by the Parent are guaranteed by certain subsidiaries of the Parent and secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million, and certain accounts receivable. The 4.250% Senior Secured Euro Notes due March 2030 (the "4.250% Notes") are guaranteed by the Parent and certain subsidiaries of the Parent, and secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million, and certain accounts receivable.

Interest on the Notes is payable semi-annually in arrears. The Notes contain customary covenants and events of default. At December 31, 2024, the issuers were in compliance with such covenants.

On September 18, 2024, IGT Lottery Holdings B.V. issued €500 million of the 4.250% Notes at par. The Parent used the proceeds primarily to redeem the 6.500% Senior Secured U.S. Dollar Notes due February 2025 in full at par for total consideration, excluding interest, of $500 million. The Company recorded a $0.4 million loss on extinguishment of debt in

Annual Report and Accounts 2024 Page | 133

connection with the redemption of the 6.500% Senior Secured U.S. Dollar Notes due February 2025, which is classified in other non-operating expense, net in the consolidated statement of operations for the year ended December 31, 2024. Prior to September 15, 2026, IGT Lottery Holdings B.V. may redeem the 4.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. From September 15, 2026 to September 14, 2027, IGT Lottery Holdings B.V. may redeem the 4.250% Notes in whole or in part at 102.125% of their principal amount together with accrued and unpaid interest. From September 15, 2027 to September 14, 2028, IGT Lottery Holdings B.V. may redeem the 4.250% Notes in whole or in part at 101.0625% of their principal amount together with accrued and unpaid interest. On or after September 15, 2028, IGT Lottery Holdings B.V. may redeem the 4.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. Upon the occurrence of certain events constituting a change of control, IGT Lottery Holdings B.V. may be required to offer to repurchase all of the 4.250% Notes at a price equal to 101% of the principal amount together with accrued and unpaid interest. In certain events of default, the 4.250% Notes outstanding may become due and payable immediately. On October 27, 2023, the Parent exercised the right to redeem in full the remaining €112 million of the 3.500% Senior Secured Euro Notes due July 2024 on November 7, 2023 for a redemption price of 100% of the principal amount consistent with the terms of the indenture governing such notes, together with accrued and unpaid interest. On February 28, 2023, the Parent exercised the right to redeem (i) €188 million of the 3.500% Senior Secured Euro Notes due July 2024 on March 16, 2023 for a redemption price of 100% of the principal amount and a make-whole call premium consistent with the terms of the indenture governing such notes, together with accrued and unpaid interest, and (ii) $200 million of the 6.500% Senior Secured U.S. Dollar Notes due February 2025 on March 16, 2023 for a redemption price of $1,012.54 per $1,000.00 of principal amount, together with accrued and unpaid interest. In January 2023, International Game Technology redeemed the 5.350% Senior Secured U.S. Dollar Notes due October 2023 issued by International Game Technology in full pursuant to the exercise of the make-whole call option for $61 million, excluding interest. Euro Term Loan Facilities The Parent and certain of its subsidiaries are parties to an Amended and Restated Senior Facilities Agreement dated July 21, 2021, as amended (the “TLF Agreement”), which provides for two €500 million senior secured term loan facilities, one to the Parent and one to IGT Lottery Holdings B.V., maturing on January 25, 2027 (the “Euro Term Loan Facilities”). The borrowers must repay the Euro Term Loan Facilities in installments, as detailed below: Due Date Amount (€ in millions) January 25, 2025 200 January 25, 2026 200 January 25, 2027 400 In December 2023, the Parent prepaid €200 million of the Euro Term Loan Facilities which was applied in full to the repayment installment due January 25, 2024. Interest on the Euro Term Loan Facilities is payable between one and six months in arrears at rates equal to the applicable EURIBOR plus a margin based on (i) our public debt ratings by Fitch, Moody’s, and S&P and (ii) our ESG rating by Institutional Shareholder Services Inc. (“ISS”). At December 31, 2024 and 2023, the effective interest rate on the Euro Term Loan Facilities was 4.81% and 5.42%, respectively. The Euro Term Loan Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable. Upon the occurrence of certain events, the borrowers may be required to prepay the Euro Term Loan Facilities in full. The TLF Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are lower than Ba1/BB+ and $550 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are equal to or higher than Ba1/BB+, and provides that such limit is eliminated if any two of our public debt ratings by Moody’s, S&P, and Fitch are equal to or higher than Baa3/BBB-. The TLF Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2024, the Parent was in compliance with the covenants. Financial Statements Annual Report and Accounts 2024 Page | 134

In November 2023, the lenders under the TLF Agreement agreed that each principal prepayment by a borrower be applied to the next repayment installments due from such borrower in order of maturity instead of being applied to all repayment installments due from such borrower pro rata. Revolving Credit Facilities The Parent and certain of its subsidiaries are parties to an Amended and Restated Senior Facilities Agreement dated July 27, 2022, (the “RCF Agreement”), which provides for the following senior secured multi-currency revolving credit facilities (the “Revolving Credit Facilities”) maturing on July 31, 2027: Facility(1) Maximum Amount Available (in millions) Revolving Credit Facility A $820 Revolving Credit Facility B €1,000 (1) The Parent, IGT Global Solutions Corporation, IGT Lottery Holdings B.V., IGT Lottery S.p.A., and International Game Technology are all borrowers under the Revolving Credit Facilities. At December 31, 2024, the amounts available to be borrowed under Revolving Credit Facility A and Revolving Credit Facility B were $657 million and €680 million ($707 million), respectively. Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable Secured Overnight Financing Rate (“SOFR”) or Sterling Overnight Index Average (“SONIA”) rate, in each case subject to a credit adjustment spread, for borrowings in U.S. Dollars and Pounds Sterling, respectively, or the applicable EURIBOR for Euro borrowings, plus a margin based on (i) our public debt ratings by Fitch, Moody’s, and S&P and (ii) our ESG rating by ISS. The weighted average effective interest rate on the Revolving Credit Facilities at December 31, 2024 and December 31, 2023 was 5.71% and 6.49%, respectively. The RCF Agreement provides that the following fees, which are recorded in interest expense, net in the consolidated statement of operations, are payable quarterly in arrears: • Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities based on a 0.35% margin. • Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate ranging from 0.10% to 0.60% dependent on the percentage of the Revolving Credit Facilities utilized. The applicable rate was 0.10% at December 31, 2024. The Revolving Credit Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable. Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments. The RCF Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are lower than Ba1/BB+ and $550 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are equal to or higher than Ba1/BB+ and provides that such limit is eliminated if any two of our public debt ratings by Fitch, Moody’s, and S&P are equal to or higher than Baa3/BBB-. The RCF Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2024, the borrowers were in compliance with the covenants. TLF Agreement and RCF Agreement Amendments In November 2023 and February 2024, the Parent entered into amendments to the TLF Agreement and RCF Agreement to permit the divestiture of IGT Gaming via a sale, spin-off, or spin-off with a merger. Effective immediately upon the divestiture’s closing, the amendments: • Reduce the Revolving Credit Facility A commitment from $820 million to $650 million; • Reduce the Revolving Credit Facility B commitment from €1 billion to €800 million; • Mandate the first $2 billion of net proceeds be used to pay down debt within six months of the closing date, which shall include the full repayment of the Parent’s Euro Term Loan facility within one month of the closing date (this excludes the Euro Term Loan facility principal held by IGT Lottery Holdings B.V.); • Permit shareholder distributions and/or share buy backs to the extent that the net proceeds exceed $2 billion; and • Make certain adjustments to the debt covenants, such as the subsidiaries guaranteeing the Facilities. Financial Statements Annual Report and Accounts 2024 Page | 135

Other Credit Facilities The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2024, there were no short-term borrowings under these facilities. There were $16 million of short-term borrowings with an effective interest rate of 6.77% at December 31, 2023. Letters of Credit The Parent and certain of its subsidiaries obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2024 and 2023 and the weighted-average annual cost of such letters of credit: ($ in millions) Letters of Credit Outstanding (1) Weighted-Average Annual Cost December 31, 2024 111 1.06 % December 31, 2023 121 1.11% (1) There were no letters of credit outstanding under the Revolving Credit Facilities. Interest Expense, Net For the year ended December 31, ($ in millions) 2024 2023 Senior Secured Notes 194 205 Revolving Credit Facilities 49 39 Term Loan Facilities 47 53 Other 13 12 Interest expense 303 310 Interest income (9) (10) Interest expense, net 294 300 17. Other Liabilities Other Current Liabilities December 31, ($ in millions) Notes 2024 2023 Current financial liabilities 152 149 Redeemable non-controlling interest 104 107 Income taxes payable 84 127 Employee compensation 77 170 Accrued interest payable 66 82 Taxes other than income taxes 52 53 Accrued expenses 51 77 Derivative liability 8 48 5 Contract liabilities 4 36 69 Customer rebates 36 29 Lease liabilities 12 32 47 Restructuring 13 18 5 Licensing obligation payable 7 39 Jackpot liabilities — 38 Other 3 33 766 1,031 Financial Statements Annual Report and Accounts 2024 Page | 136

Financial Statements

**Other Non-Current Liabilities**

| ($ in millions) | Notes | December 31, 2024 | 2023 |
|---|---|---|---|
| Redeemable non-controlling interest | | 53 | 125 |
| Restructuring | 13 | 26 | 16 |
| Contract liabilities | 4 | 25 | 43 |
| Licensing obligation payable | | 8 | 350 |
| Jackpot liabilities | | — | 118 |
| Other | | 6 | 21 |
| | | 119 | 673 |

**Redeemable Non-controlling Interest**

In 2016, the Parent, through its subsidiary IGT Lottery S.p.A. (formerly Lottomatica S.p.A.), entered into a consortium (Lottoitalia S.r.l. or "Lottoitalia") to bid on the Italian Gioco del Lotto service license (the "Lotto License"). Lottoitalia was awarded management of the Lotto License for a nine-year term, and under the terms of the consortium agreement, IGT Lottery S.p.A. is the principal operating partner fulfilling the requirements of the Lotto License. We consolidate Lottoitalia due to our risks and rewards of the investment and Lottoitalia's need for funding to finance planned operations.

In connection with the formation of Lottoitalia, IGT Lottery S.p.A. entered into an agreement with Italian Gaming Holding a.s. ("IGH"), one of the consortium members, which includes certain provisions that do not allow for the unconditional right to avoid delivering cash to settle a contractual obligation. Therefore, in accordance with AG29A of IAS 32, we classify IGH's non-controlling interest in Lottoitalia as a financial liability recorded at amortized cost. Changes in the financial liability, which are recorded within other expense on the consolidated statement of operations, were $41 million and $53 million for the years ended December 31, 2024 and 2023, respectively.

**18. Other Non-Operating Expense and Income**

| ($ in millions) | Notes | For the year ended December 31, 2024 | 2023 |
|---|---|---|---|
| Redeemable NCI | 17 | 41 | 53 |
| Other expense | | 14 | 16 |
| **Total other non-operating expense** | | 55 | 70 |
| Other income | | (3) | (2) |
| **Total other non-operating income** | | (3) | (2) |

**19. Income Taxes**

The components of income from continuing operations before provision for income taxes, determined by tax jurisdiction, are as follows:

| ($ in millions) | For the year ended December 31, 2024 | 2023 |
|---|---|---|
| United Kingdom ("U.K.") | (179) | (358) |
| United States ("U.S.") | 73 | 143 |
| Italy | 409 | 391 |
| Other | 94 | 165 |
| | 396 | 341 |

Annual Report and Accounts 2024 Page | 137

The provision for income taxes consists of: For the year ended December 31, ($ in millions) 2024 2023 Current: U.K. 4 4 U.S. 88 86 Italy 163 131 Other 31 39 286 260 Deferred: U.K. 1 — U.S. (18) (43) Italy — 19 Other (16) (10) (33) (35) 253 225 Income taxes paid, net of refunds, were $241 million and $149 million in 2024 and 2023, respectively. In December 2021, the Organization for Economic Cooperation and Development (“OECD”) enacted model rules for a new global minimum tax framework (“Pillar Two”). Many non-U.S. tax jurisdictions, including the European Union, have committed to adopting Pillar Two, which establishes a global minimum tax of 15% and is intended to be effective for tax years beginning in 2024. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. The Company recognized a current tax expense of $0.1 million related to the top-up tax in 2024. The Company has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax expense when it is incurred. Financial Statements Annual Report and Accounts 2024 Page | 138

At December 31, 2024, undistributed profits of subsidiaries of approximately $173 million are considered indefinitely reinvested. Foreign withholding taxes on these undistributed earnings would be approximately $10 million. The Parent is a tax resident in the United Kingdom (the “U.K.”). A reconciliation of the provision for income taxes, from the amount computed by applying the U.K. statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods (2023 tax rate is based on a weighted average rate of the U.K. statutory tax rate enacted on April 1, 2023) to income from continuing operations before provision for income taxes is as follows: For the year ended December 31, ($ in millions) 2024 2023 Income from continuing operations before provision for income taxes 396 341 U.K. statutory tax rate 25.0% 23.5 % Statutory tax expense 99 80 Change in valuation allowances 41 81 Italy regional tax (“IRAP”) and state taxes 38 38 Tax cost of dividends 48 — Non-deductible expenses 20 18 Foreign tax and statutory rate differential (1) (9) (7) Foreign tax expense, net of U.S. federal benefit 6 12 GILTI tax 10 1 Non-taxable foreign exchange (gain) loss (1) 1 Italian patent box tax benefit (2) (2) Change in unrecognized tax benefits 9 16 Other (5) (15) 253 225 Effective tax rate 63.9% 65.9% (1) Includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.K. statutory rate. The components of deferred tax assets and liabilities are as follows: December 31, ($ in millions) 2024 2023 Deferred tax assets: Net operating losses 34 22 Italian goodwill tax step-up 101 110 Interest expense limitation carryforward — 16 Provisions not currently deductible for tax purposes 22 63 Lease liabilities 25 56 Jackpot timing differences — 27 Depreciation and amortization 10 79 Other 29 72 Total deferred tax assets 220 445 Deferred tax liabilities: Acquired intangible assets 127 410 Depreciation and amortization 102 156 Italian goodwill equity reserve liability 96 104 Lease right-of-use assets 33 49 Other — 7 Total deferred tax liabilities 359 726 Net deferred income tax liability (139) (281) Financial Statements Annual Report and Accounts 2024 Page | 139

Our net deferred income taxes are recorded in the consolidated balance sheet as follows: December 31, ($ in millions) Notes 2024 2023 Deferred income taxes - non-current asset 7 37 50 Deferred income taxes - non-current liability (176) (331) (139) (281) As of December 31, 2024, we had recognized deferred tax assets of $220 million. We also have $237 million of unrecognized deferred tax assets primarily related to net operating losses and interest expense limitation carryforward. These deferred tax assets were not recorded because the realization of these assets is not probable. A reconciliation of deferred tax liabilities, net is as follows: December 31, ($ in millions) 2024 2023 Balance at beginning of year (281) (255) Tax expense during the period recognized in income or loss 33 (23) Translation and other (1) (4) Reclassification as held for sale 110 Balance at end of year (139) (281) We have a $131 million gross tax loss carryforward from continuing operations, all of which relates to foreign tax jurisdictions. Carryforwards in certain tax jurisdictions begin to expire in 2027 while others have an unlimited carryforward period. Portions of the tax loss carryforwards are subject to annual limitations in most of our significant tax jurisdictions, including the U.K. In addition, as of December 31, 2024, we had U.S. state tax net operating loss carryforwards, resulting in a deferred tax asset (net of U.S. federal tax benefit) of approximately $0.3 million. U.S. state tax net operating loss carryforwards in certain jurisdictions begin to expire in 2028, while others have an unlimited carryforward period. Additionally, at December 31, 2024 and 2023, we had gross tax loss carryforwards from continuing operations of $725 million and $745 million that relate primarily to the U.K. No deferred tax assets were recorded for these tax loss carryforwards as realization is not probable. $698 million of the $725 million of tax losses will never expire and the remaining tax losses of $27 million will expire between 2025 and 2036. Accounting for Uncertainty in Income Taxes A reconciliation of the unrecognized tax benefits is as follows: December 31, ($ in millions) 2024 2023 Balance at beginning of year 15 27 Additions to tax positions - current year 2 1 Additions to tax positions - prior years 7 16 Reductions to tax positions - prior years (2) (1) Settlements — (29) Reclassification as held for sale (4) Balance at end of year 17 15 At December 31, 2024 and 2023, $17 million and $15 million, respectively, of the unrecognized tax benefits, if recognized, would affect our effective tax rates. We file income tax returns in various jurisdictions of which the U.K., U.S., and Italy represent the major tax jurisdictions. As of December 31, 2024, we are subject to income tax audits in various tax jurisdictions globally, most significantly in the U.S. and Mexico. Financial Statements Annual Report and Accounts 2024 Page | 140

Mexico Tax Audit Based on a 2006 tax examination, the Company’s Mexican subsidiary, GTECH Mexico S.A. de C.V., was issued an income tax assessment of approximately Mexican peso (“MXN”) 425 million. The assessment relates to the denial of a deduction for cost of goods sold and the taxation of intercompany loan proceeds. The Company has unsuccessfully contested the two issues in the Mexican court system receiving unfavorable decisions by the Mexican Supreme Court in June 2017 and October 2019, respectively. As of December 31, 2024, based on the unfavorable decisions received, the Company has recorded a liability of MXN 580 million (approximately $28 million), inclusive of additional interest, penalties, and inflationary adjustments, which is reported within other non-current liabilities in the consolidated balance sheet. Italy Tax Audits Since February 2020, the Company’s Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 were under examination. In October 2020, the Italian Tax Authorities issued a final audit report for calendar year 2015. The Company filed a defense memorandum with the Italian Tax Authorities in May 2021 rejecting all findings. In December 2021, the Company received a tax assessment notice for €15 million relating to calendar year 2015. The Company filed an appeal with the Italian Tax Court in May 2022 relating to the 2015 tax assessment. On March 21, 2023, the Company received a tax assessment notice for €27 million relating to calendar year 2016. On September 7, 2023, the Company signed a Settlement Agreement with the Italian Tax Authorities pursuant to which the Company agreed to settle the 2015 and 2016 tax assessments for €10 million. Additionally, the Company agreed to settle the 2015 and 2016 audit findings that were relevant to tax years 2017-2022 for €13 million. The total impact, net of amounts previously reserved, was $14 million. 20. Commitments and Contingencies Commitments Unconditional purchase obligations As of December 31, 2024, we had unconditional purchase obligations of approximately $42 million, primarily related to contracts with vendors for third-party equipment and data service fees. Our unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including fixed or minimum quantities to be purchased, price provisions, and the approximate timing of the transaction. Unconditional purchase obligations exclude agreements that are cancellable without penalty and unconditional purchase obligations with a remaining term of one year or less. Performance and other bonds Certain contracts require us to provide a surety bond as a guarantee of performance for the benefit of customers and bid and litigation bonds for the benefit of potential customers. These bonds give beneficiaries the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contracts. In general, we would only be liable for these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. Accordingly, no liability has been recorded as of December 31, 2024 and 2023 related to these bonds. Legal Proceedings (♦) From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to us. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to our ongoing operations. At December 31, 2024, provisions for all legal proceedings was $4 million. With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings. Financial Statements Annual Report and Accounts 2024 Page | 141

*Financial Statements*

## Disposition of Previously Disclosed Matters

***Texas Fun 5's Instant Ticket Game***

IGT Global Solutions Corporation (formerly GTECH Corporation) is party to four lawsuits in Texas state court arising out of the Fun 5's instant ticket game sold by the Texas Lottery Commission ("TLC") from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket's instruction for Game 5 provided a 5x win (five times the prize box amount) any time the "Money Bag" symbol was revealed in the "5X BOX". However, TLC awarded a 5x win only when (1) the "Money Bag" symbol was revealed and (2) three symbols in a pattern were revealed.

(a) *Steele, James et al. v. GTECH Corp.*, filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $600 million, as alleged via discovery. GTECH Corporation's plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that Plaintiffs' sole remaining claim should be reconsidered. On April 27, 2018, this and a related matter were appealed to the Texas Supreme Court, which heard arguments on December 3, 2019. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs' could proceed with their fraud allegations in the lower court; all other claims were dismissed. On March 26, 2021, October 29, 2021 and February 3, 2022 (two motions), GTECH Corporation filed motions for summary judgment. One such motion was denied on February 25, 2022, while the other three remain pending. In April 2023, pursuant to court ordered mediation, we advanced confidential settlement negotiations regarding this matter, and a tentative settlement has been reached subject to certain conditions to be satisfied by Plaintiff's counsel. We anticipate settling on a mutually confidential basis with all, or a significant majority of, plaintiffs for an amount which is not material to our results of operations, financial position, or cash flows and is expected to be paid with cash on hand. The Court granted the Motion to Appoint Masters in Chancery on July 13, 2023 to oversee and assist the parties with the potential settlement process. Given the large number of plaintiffs, some plaintiffs may continue to pursue their case and perhaps proceed to trial on their claims.

(b) *Guerra, Esmeralda v. GTECH Corp. et al.*, filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million. Court has ordered a trial to occur no later than autumn of 2024, subject to mediation efforts. A control status conference has been scheduled for March 5, 2024.

(c) *Wiggins, Mario & Kimberly v. IGT Global Solutions Corp.*, filed on September 7, 2016 in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1 million. This matter was consolidated with the *Steele* case.

(d) *Campos, Osvaldo Guadalupe et al. v. GTECH Corp.*, filed on October 20, 2016 in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

We will continue to monitor these matters and may adjust our disclosure and accrual in accordance with our Process for Disclosure and Recording of Liabilities Related to Legal Proceedings as described in *Note 2 - Summary of Material Accounting Policy Information,* herein.

## 21. Shareholders' Equity

### Shares Authorized and Outstanding

The Board may issue ordinary shares of the Parent upon shareholder approval. At the Parent's 2024 annual general meeting, the shareholders authorized the issuance of up to 134 million additional ordinary shares (of which 67 million can be issued in connection with an offer by way of a rights issue), with a par value of $0.10 per share, for a period expiring at the end of the 2025 annual general meeting, or, if sooner, on August 13, 2025, unless previously revoked, varied, or renewed.

Ordinary shares issued and outstanding were as follows:

| | December 31, | |
|---|---|---|
| **(Shares in thousands)** | **2024** | **2023** |
| Ordinary shares outstanding at beginning of year | 200,482 | 199,079 |
| Ordinary shares issued under stock awards | 1,377 | 1,403 |
| Ordinary shares outstanding at end of year | 201,859 | 200,482 |
| Ordinary shares issued at end of year | 208,732 | 207,355 |

Annual Report and Accounts 2024 Page | 142

*Financial Statements*

### Share Repurchase Program

On November 15, 2021, the Parent's Board of Directors authorized a share repurchase program (the "Program") pursuant to which we may repurchase up to $300 million of the Parent's outstanding ordinary shares during a period of four years commencing on November 18, 2021. At the Parent's 2024 annual general meeting, the Parent's shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 20 million of the Parent's ordinary shares. This authority remains valid until November 13, 2025, unless previously revoked, varied, or renewed at the Parent's 2025 annual general meeting.

The Parent repurchases ordinary shares under the Program at the market price on the trade date and the Parent cancels repurchased ordinary shares or holds them in treasury. If the Parent holds repurchased ordinary shares in treasury, all amounts paid to repurchase such shares are recognized as shares held in treasury and presented as a deduction from equity attributable to the owners until they are reissued or retired. Under the Program, no shares were purchased in 2024. Repurchases of the Parent's ordinary shares paid out of distributable reserves reduce the amount of distributable reserves available for the Parent to make distributions to its shareholders, including the payment of dividends which may only be paid out of distributable reserves.

### Dividends

We declared a $0.20 cash dividend per share in all four quarters of 2024 and 2023.

On February 20, 2025, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million in the aggregate, is payable on March 25, 2025, to shareholders of record at the close of business on March 11, 2025. Future dividends are subject to Board approval.

For the years ended December 31, 2024 and 2023, cash dividends declared were paid by our Parent and were in accordance with legal and compliance regulations.

### Other Reserves

The following table details the changes in other reserves:

| | | Unrealized (Loss) Gain on: | | Other Reserves | | |
|---|---|---|---|---|---|---|
| ($ in millions) | Foreign Currency Translation | Hedges | Other | Total | Attributable to non-controlling interests | Attributable to IGT PLC |
| **Balance at December 31, 2022** | 451 | (7) | 4 | 448 | 54 | 502 |
| Change during period | 3 | (2) | — | 1 | (13) | (12) |
| Reclassified to operations [(1)] | — | 2 | — | 2 | — | 2 |
| Tax effect | (3) | — | — | (3) | — | (3) |
| Other comprehensive income (loss) | — | 1 | — | 1 | (13) | (12) |
| **Balance at December 31, 2023** | 451 | (6) | 4 | 449 | 42 | 490 |
| Change during period | (27) | 5 | — | (23) | 20 | (2) |
| Reclassified to operations [(1)] | 1 | — | — | — | — | — |
| Tax effect | — | (1) | — | (1) | — | (1) |
| Other comprehensive (loss) income | (26) | 4 | — | (23) | 20 | (3) |
| **Balance at December 31, 2024** | 425 | (2) | 3 | 426 | 62 | 487 |

[(1)] Foreign currency translation adjustments were reclassified into foreign exchange (gain) loss, net on the consolidated statement of operations for subsidiaries liquidated for the year ended December 31, 2024. Unrealized (loss) gain on hedges were reclassified into service revenue on the consolidated statement of operations for the years ended December 31, 2024 and 2023.

Annual Report and Accounts 2024 Page | 143

22. Stock-Based Compensation Incentive Compensation Awards With respect to both continuing and discontinued operations, stock-based incentive awards were provided to directors and employees under the terms of our 2015 and 2021 Equity Incentive Plans (collectively, the “Plans”) as administered by the Board. Awards available under the Plans principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plans is 20 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plans. We utilize authorized and unissued shares to satisfy all shares issued under the Plans. Stock Options Stock options were awards that allow the employee to purchase shares of our stock at a fixed price. Stock options were granted under the Plans at an exercise price not less than the fair market value of a share on the date of grant. No stock options were granted in 2024 or 2023. Stock Awards Stock awards were principally made in the form of performance share units (“PSUs”) and restricted share units (“RSUs”). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets, which may include Adjusted EBITDA, Adjusted Free Cash Flow, Total Shareholder Return (“TSR”) relative to the Russell Mid Cap Market Index, or share price. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period (i.e. four years to vest both tranches). In 2021, a second round of PSUs was granted in lieu of there being no 2020 PSUs that vest 50% over an approximate two-year period and 50% over an approximate three-year period. Dividend equivalents are not paid under the Plans. The fair value of each PSU is determined on the grant date or modification date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets, if applicable. RSUs are stock awards that entitle the holder to shares of common stock as the award vests. Dividend equivalents are not paid under the Plans. Stock Option Activity A summary of our stock option activity and related information, which includes both continuing and discontinued operations, is as follows: Weighted-Average (Shares in thousands) Stock Options Exercise Price Per Share ($) Remaining Contractual Term (in years) Aggregate Intrinsic Value ($ in millions) Outstanding at January 1, 2024 173 20.37 Granted — — Forfeited — — Exercised — — Outstanding at December 31, 2024 173 20.37 3.36 At December 31, 2024: Vested and expected to vest — — — — Exercisable 173 20.37 3.36 — No stock options were exercised in 2024 and 2023. Financial Statements Annual Report and Accounts 2024 Page | 144

*Financial Statements*

**Stock Award Activity**

A summary of our stock award activity and related information, which includes both continuing and discontinued operations, is as follows:

| (Shares in thousands) | PSUs [1] | Weighted-Average Grant Date Fair Value ($) | RSUs | Weighted-Average Grant Date Fair Value ($) |
|---|---|---|---|---|
| Nonvested at January 1, 2024 | 5,794 | 26.37 | 68 | 26.96 |
| Granted [2] | 2,425 | 24.39 | 89 | 20.62 |
| Vested | (2,139) | 25.74 | (69) | 26.88 |
| Forfeited | (392) | 26.03 | — | — |
| Liability-classified [3] | (563) | 26.33 | — | — |
| Nonvested at December 31, 2024 | 5,126 | 24.55 | 88 | 20.60 |
| | | | | |
| At December 31, 2024: | | | | |
| Unrecognized cost for nonvested awards ($ in millions) | 42 | | — | |
| Weighted-average future recognition period (in years) | 2.01 | | 0.36 | |

[1] Unless otherwise noted, the number of PSUs granted are based on the target number of shares. Based on specified targets, actual performance may result in additional shares vesting, up to a maximum 145% payout achievement.
[2] Includes 584 thousand PSUs for vestings above the target thresholds. These PSUs were granted in prior years and either vested in 2024 or will vest in 2025 upon achievement of normal service requirements.
[3] Refer to the Modifications section for awards expected to settle in cash.

Inclusive of both continuing and discontinued operations, the total vest-date fair value of PSUs vested was $43 million and $36 million in 2024 and 2023. The total vest-date fair value of RSUs vested was $1 million and $2 million for 2024 and 2023, respectively.

***Fair Value of Stock Awards Granted***

We estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the awards include a market condition. The market condition is based on the Company's TSR relative to the Russell Midcap Market Index.

During 2024 and 2023, we estimated the fair value of RSUs at the date of grant based on our stock price. Details of the grants, which includes both continuing and discontinued operations, are as follows:

| (Shares in thousands) | 2024 | 2023 |
|---|---|---|
| PSUs granted during the year | 1,842 | 1,408 |
| Weighted-average grant date fair value ($) | 18.36 | 28.39 |
| | | |
| RSUs granted during the year | 89 | 68 |
| Weighted-average grant date fair value ($) | 20.62 | 26.96 |

**Stock-Based Compensation Expense**

Total continuing operations compensation cost for our stock-based compensation plans is recorded based on the employees' respective functions as detailed below.

| | For the year ended December 31, | |
|---|---|---|
| ($ in millions) | 2024 | 2023 |
| Cost of services | 2 | 2 |
| Selling, general and administrative | 35 | 32 |
| Research and development | 1 | 1 |
| Stock-based compensation expense before income taxes [1] | 38 | 34 |
| Income tax benefit | 10 | 9 |
| Total stock-based compensation, net of tax | 29 | 25 |

[1] Amounts exclude stock-based compensation expense related to discontinued operations recognized during the period, which was included in Income from discontinued operations, net of tax in the consolidated statement of operations.

Annual Report and Accounts 2024 Page | 145

The change in equity reserves as a result of stock-based compensation, shares issued under stock award plans, and shares issued upon exercise of stock options in the aggregate was an increase of $22 million and $29 million at December 31, 2024 and 2023, respectively. Modifications In connection with the Proposed Transaction, certain PSUs for employees expected to transfer with IGT Gaming were modified. For unvested PSUs granted prior to 2024 and scheduled to vest prior to the expected closing date, the awards were modified to vest at target performance. For the remaining PSUs granted prior to 2024, the awards were modified to vest at target performance and settle in cash, 50% at the Proposed Transaction closing date, and 50% one year following the closing date. The modifications affected approximately 148 employees, which resulted in $8 million of incremental compensation cost that is included in discontinued operations for the year ended December 31, 2024. 23. Earnings Per Share The following table presents the computation of basic and diluted income per share of common stock: For the year ended December 31, ($ and shares in millions, except per share amounts) 2024 2023 Numerator: Net income from continuing operations attributable to IGT PLC 64 39 Net income from discontinued operations attributable to IGT PLC 322 130 Net income attributable to IGT PLC 387 170 Denominator: Weighted-average shares - basic 202 200 Incremental shares under stock based compensation plans 2 3 Weighted-average shares - diluted 204 203 Net income from continuing operations attributable to IGT PLC per ordinary share - basic 0.32 0.20 Net income from continuing operations attributable to IGT PLC per ordinary share - diluted 0.31 0.19 Net income from discontinued operations attributable to IGT PLC per ordinary share - basic 1.60 0.65 Net income from discontinued operations attributable to IGT PLC per ordinary share - diluted 1.58 0.64 Net income attributable to IGT PLC per ordinary share - basic 1.92 0.85 Net income attributable to IGT PLC per ordinary share - diluted 1.90 0.84 Certain stock options to purchase ordinary shares were outstanding, but were excluded from the computation of diluted earnings per share, because the exercise price of the options was greater than the average market price of the ordinary shares for the full year, and therefore, the effect would have been antidilutive. During years when we are in a net loss position, certain outstanding stock options and unvested restricted stock awards are excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect. For the years ended December 31, 2024 and December 31, 2023, there were nominal stock options and unvested restricted stock awards shares excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect. Financial Statements Annual Report and Accounts 2024 Page | 146

*Financial Statements*

## 24. Non-Controlling Interests

At December 31, 2024, our percentage of ownership in material subsidiaries with non-controlling interests ("NCIs") were as follows:

| Name of subsidiary | % Ownership held by the Company |
|---|---|
| Lottoitalia S.r.l. (""Lottoitalia") [(1)] | 61.50 % |
| Lotterie Nazionali S.r.l. ("LN") | 64.00 % |
| Northstar New Jersey Lottery Group, LLC ("Northstar NJ") [(2)] | 76.64 % |
| Rhode Island VLT Company LLC ("RI VLT") [(3)] | 60.00 % |

[(1)] IGT Lottery S.p.A. owns 61.50% of Lottoitalia. IGH, Arianna 2001, and Novomatic Italia own 32.5%, 4.0%, and 2.0%, respectively. As discussed in Note 17, IGH's non-controlling interest is classified as a financial liability within our consolidated financial statements.

[(2)] Northstar New Jersey Holding Company LLC, of which we are a 71.12% shareholder, holds the 76.64% ownership in Northstar NJ.

[(3)] As disclosed in Note 3. Discontinued Operations and Assets Held for Sale the RI VLT is part of the IGT Gaming disposal group and is reflected in the consolidated financial statements as discontinued operations.

Lottoitalia holds a license to operate the Lotto game in Italy through November 2025. LN holds a license to operate the Scratch & Win instant lottery game in Italy through September 2028. Northstar NJ manages a wide range of the lottery's day-to-day operations in the State of New Jersey, as well as provides marketing and sales services under a license valid through June 2029. RI VLT manages VLT operations and holds the exclusive technology provider license in the State of Rhode Island through June 2043.

We are the principal operating partner fulfilling the requirements under the licenses held by the NCIs. As such, we have the power to direct the activities that significantly affect the NCIs' economic performance, along with the right to receive benefits or the obligation to absorb losses that could potentially be significant to the NCIs. As a result, we concluded we have control over the NCIs and they have been consolidated. Accordingly, the balance sheet and operating activity of the NCIs are included in our consolidated financial statements and we adjust the net income in our consolidated statement of operations to exclude the NCIs' proportionate share of results. We present the proportionate share of NCIs as equity in the consolidated balance sheet.

Activity with NCIs was as follows:

| ($ in millions) | LN | Northstar NJ | All Other[(1)(2)] | Total |
|---|---|---|---|---|
| **Balance at December 31, 2022** | 314 | 2 | 68 | 385 |
| Net income | 59 | 4 | 15 | 79 |
| Other comprehensive income | 8 | — | 5 | 13 |
| Total comprehensive income | 67 | 4 | 20 | 92 |
| Capital increase | — | — | 27 | 27 |
| Dividends paid | (58) | (10) | (21) | (89) |
| Return of capital | (34) | — | (6) | (40) |
| **Balance at December 31, 2023** | 289 | (3) | 89 | 374 |
| Net income | 59 | 4 | 22 | 85 |
| Other comprehensive loss | (12) | — | (9) | (20) |
| Total comprehensive income | 47 | 4 | 13 | 65 |
| Capital increase | — | — | 2 | 2 |
| Dividends paid | (60) | (14) | (24) | (98) |
| Return of capital | (35) | — | (6) | (41) |
| **Balance at December 31, 2024** | 242 | (13) | 74 | 303 |

[(1)] includes the 6% non-IGH non-controlling interest in Lottoitalia

[(2)] includes RI VLT which is reflected in the consolidated financial statements as discontinued operations.

Annual Report and Accounts 2024 Page | 147

*Financial Statements*

Set out below is summarised financial information for each subsidiary that has NCIs that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

| Summarized Balance Sheets | LN | | Northstar NJ | |
|---|---|---|---|---|
| | December 31, | | December 31, | |
| ($ in millions) | 2024 | 2023 | 2024 | 2023 |
| Current assets | 782 | 735 | 79 | 73 |
| Non-current assets | 372 | 487 | 41 | 50 |
| **Total assets** | 1,154 | 1,222 | 119 | 123 |
| Current liabilities | 600 | 535 | 57 | 49 |
| Non-current liabilities | 1 | — | 1 | 1 |
| **Total liabilities** | 601 | 535 | 58 | 51 |
| Shareholders' equity | 554 | 686 | 61 | 72 |
| **Total liabilities and shareholders' equity** | 1,154 | 1,222 | 119 | 123 |

| Summarized Income Statements | LN | | Northstar NJ | |
|---|---|---|---|---|
| | For the year ended December 31, | | For the year ended December 31, | |
| ($ in millions) | 2024 | 2023 | 2024 | 2023 |
| Total revenue | 522 | 498 | 126 | 128 |
| Total operating expenses | 288 | 270 | 114 | 119 |
| Operating income | 234 | 228 | 12 | 10 |
| Total non-operating expenses | 2 | (5) | — | — |
| Income before provision for income taxes | 232 | 233 | 12 | 9 |
| Provision for income taxes | 68 | 68 | — | — |
| Net income | 164 | 165 | 12 | 9 |

| Summarized Cash Flow Statements | LN | | Northstar NJ | |
|---|---|---|---|---|
| | For the year ended December 31, | | For the year ended December 31, | |
| ($ in millions) | 2024 | 2023 | 2024 | 2023 |
| Net cash provided by operating | 242 | 285 | 15 | 27 |
| Net cash used in investing activities | (9) | (30) | — | — |
| Net cash used in financing activities | (213) | (261) | (24) | (15) |

## 25. Segment Information

The Company operates and manages its continuing operations business as a single segment for the purposes of assessing performance and making operating decisions. We are a pure-play lottery business that derives revenues from providing sales, operations, product development, technology, and support to worldwide traditional lottery and iLottery customers. The chief operating decision maker ("CODM") is our Chief Executive Officer.

The CODM reviews net income, as reported in the consolidated financial results from continuing operations, when making decisions about allocating resources and evaluating financial performance. The CODM uses net income to evaluate the overall capital allocation strategy in deciding whether to reinvest profits into capital expenditures, or into other parts of the business such as paying down debt, paying dividends, or for acquisitions.

The segment's accounting policies are the same as those described in the Note 2. Summary of Material Accounting Policy Information. The measure of segment assets is reported on the consolidated balance sheet as total assets.

Annual Report and Accounts 2024 Page | 148

Geographical Information Revenue from external customers, which is based on the geographical location of our customers, is as follows: For the year ended December 31, ($ in millions) 2024 2023 U.S. 1,200 1,238 Italy 966 933 Rest of Europe 199 207 All other 146 150 Total 2,512 2,528 Revenue from one customer represented approximately 35% and 34% of revenue from continuing operations in 2024 and 2023, respectively. Long-lived assets, which are comprised of Systems & Equipment and PPE, are based on the geographical location of the assets as follows: December 31, ($ in millions) 2024 2023 U.S. 537 789 Italy 52 70 U.K. 1 2 Rest of Europe 56 96 Canada — 21 All other 17 65 Total 662 1,043 For the year ended December 31, ($ in millions) 2024 2023 Expenditures for long-lived assets 128 133 26. Related Party Transactions We engage in business transactions with certain related parties which include (i) De Agostini or entities directly or indirectly controlled by De Agostini, (ii) other entities and individuals capable of exercising control, joint control, or significant influence over us, and (iii) our unconsolidated subsidiaries or joint ventures. Members of the Board, executives with authority for planning, directing, and controlling the activities of the Company and such Directors’ and executives’ close family members are also considered related parties. We may make investments in such entities, enter into transactions with such entities, or both. De Agostini Group Amounts receivable from De Agostini and subsidiaries of De Agostini (collectively, the “De Agostini Group”) are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of our Italian subsidiaries had a corporate income tax unit agreement, and in some cases, a Group value-added tax agreement, with De Agostini, both of which terminated in 2022, pursuant to which De Agostini consolidated certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority. Financial Statements Annual Report and Accounts 2024 Page | 149

*Financial Statements*

Related party amounts due to or from the De Agostini Group are as follows:

| | December 31, | |
|---|---|---|
| **($ in millions)** | **2024** | **2023** |
| Trade receivables | — | — |
| Tax-related receivables | — | 2 |
| Trade payables | 2 | 2 |
| Tax-related payables | — | — |

**PlayDigital Synthetic Equity Award Program**

On March 9, 2022, Enrico Drago, former Chief Executive Officer of the PlayDigital business and immediate family member of Marco Drago, a member of the Board up until May 14, 2024, was granted a synthetic equity award pursuant to the PlayDigital Equity Award Program designed to align the incentives of certain employees of the Company's PlayDigital business with the growth in the valuation of such business. The synthetic equity award was scheduled to vest in three, four, and five years after the grant date with tranche percentages of 35%, 25%, and 40% and could be settled in equity or cash.

As announced on March 21, 2024, Marco Drago stepped down from his role as a non-executive director of the Board on May 14, 2024. The Board appointed Enrico Drago as a non-executive director effective April 1, 2024 following his resignation from the role of Chief Executive Officer of the PlayDigital business.

On March 27, 2024, Enrico Drago's synthetic equity award was modified to change the valuation methodology applicable to the award and to allow for the continued vesting of the award in consideration of his new role and the planned sale or other disposition of the PlayDigital business. At December 31, 2024, $0.5 million of estimated unrecognized compensation expense attributable to the synthetic equity award granted to Mr. Drago will be recognized as compensation expense over a weighted average period of 1.8 years.

**Unconsolidated Subsidiaries, Partnerships and Joint Ventures**

From time to time, we make strategic investments in publicly traded and privately held companies that develop software, hardware, and other technologies or provide services supporting its technologies. We may also purchase from or make sales to these organizations.

***Ringmaster S.r.l.***

We have a 50.0% interest in Ringmaster S.r.l. ("Ringmaster"), an Italian joint venture, that is accounted for using the equity method of accounting. Ringmaster provides software development services for our interactive gaming business pursuant to an agreement dated December 7, 2011. Our investment in Ringmaster was $1 million at December 31, 2024 and 2023.

We incurred $11 million and $14 million in expenses to Ringmaster for the years ended December 31, 2024 and 2023, respectively, which include amounts from continuing and discontinued operations.

***Connect Ventures One LP and Connect Ventures Two LP***

Historically, we held investments in two venture capital funds, Connect Ventures One LP and Connect Ventures Two LP (the "Connect Ventures"), accounted for as equity method investments. De Agostini holds an investment in the Connect Ventures, and Nicola Drago, an immediate family member of Enrico Drago, a member of the Parent's board of directors, held a 10% ownership interest in, and is a non-executive member of, Connect Ventures LLP, the fund that manages the Connect Ventures.

During the year ended December 31, 2024, the Company sold 100% of its investment in Connect Ventures One LP which resulted in a gain of $2 million and is recorded as income in other non-operating expense, net in the consolidated statement of operations. Our investment in Connect Ventures One LP was $2 million at December 31, 2023. Our investment in Connect Ventures Two LP was $6 million at December 31, 2024 and 2023, respectively.

Annual Report and Accounts 2024 Page | 150

Key Management Personnel - Officer Compensation Key management personnel are those persons with authority and responsibility for planning, directing, and controlling the activities of the Company. In 2024 and 2023, key management personnel was composed of 12 executive officers, including our Chief Executive Officer and Chief Financial Officer. The following table sets forth the compensation received or earned, calculated in accordance with the CA 2006 and relevant regulations, as applicable, for key management personnel for the years ended December 31, 2024 and 2023: For the year ended December 31, ($ in millions) 2024 2023 Short-term employee benefits 26 24 Stock-based compensation 23 18 Post-employment benefits 2 2 51 44 27. Employee Information Employee Benefit Expense For the year ended December 31, ($ in millions) 2024 2023 Wages and salaries 459 418 Social security and other benefits 128 120 Incentive compensation 52 59 Stock-based compensation 38 34 Post-employment benefits 13 12 690 643 Monthly Average Number of Employees For the year ended December 31, 2024 2023 Continuing Operations 6,069 6,066 Discontinued Operations 4,967 4,909 11,036 10,975 28. Auditors' Remuneration PricewaterhouseCoopers LLP ("PwC U.K.") has been serving as our independent auditor since 2015. Aggregate fees for professional services and other services rendered by PwC U.K. and its foreign entities belonging to the PwC network in 2024 and 2023, all of which were approved by the Audit Committee pursuant to its policies and procedures, were as follows: For the year ended December 31, ($ in millions) 2024 2023 Audit services - Parent company and consolidated financial statements 10 9 Audit-related services 7 3 Audit services - Subsidiaries' financial statements 2 1 Tax services 3 2 22 15 Financial Statements Annual Report and Accounts 2024 Page | 151

Financial Statements

## 29. The Parent's Directly and Indirectly Owned Subsidiaries

The Parent had the following subsidiaries for the year ended December 31, 2024:

| Name of entity | Address of registered office | Ownership % | Shareholder |
|---|---|---|---|
| Acres Gaming Incorporated | 6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States | 100 | International Game Technology |
| Anguilla Lottery and Gaming Company Limited | AXA Offshore Management Limited The Law Building PO Box 687, The Valley, Anguilla, British West Indies | 100 | Leeward Islands Lottery Holding Company, Inc. |
| Antigua Lottery Company Limited | Simon, Rogers Murdoch, Chancellor Chambers, Island House, Newgate Street, St. John's, Antigua | 100 | Leeward Islands Lottery Holding Company, Inc. |
| Atronic Australien GmbH | Weseler Strab 253, Münster, Germany 48151 | 100 | International Game Technology PLC |
| Beijing GTECH Computer Technology Company Limited | Unit 1304-1306, Bldg. B. Lize Ping'an Finance Center, Yard 4, Jinze West Road, Fengtai District, Beijing, 100073, P.R. China | 100 | IGT Foreign Holdings Corporation |
| BringIt, Inc. | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT |
| Caribbean Lottery Services, Inc. | c/o Moore Dodson & Russell P.C., 14A Norte Gade, Charlotte Amalie, St. Thomas USVI 00802 | 100 | Leeward Islands Lottery Holding Company, Inc. |
| CLS-GTECH Technology (Beijing) Co., Ltd. | 2/F Block A, Raycom Info Tech Park, 2 Kexueyuan South Road, Zhong Guan Cun, Haidian District, Beijing, 100190 China | 100 | CLS-GTECH Company Limited |
| Consorzio Lotterie Nazionali | Via Buonconvento, 6 Roma, Italy | 63 | IGT Lottery S.p.A. |
| Cyberview International, Inc. | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT |
| Data Transfer System Inc. | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |
| DoubleDown Interactive B.V. | Galwin 2, 1046 AW Amsterdam, Netherlands | 100 | IGT Interactive C.V. |
| Dreamport do Brasil Ltda. | Rua Barao do Triunfo, 88 room 1210, Brooklin Paulista, 04602-000, Sao Paulo, Brazil | 100 | Dreamport, Inc. (>99.99%); IGT Foreign Holdings Corporation (<0.01%) |
| Dreamport Suffolk Corporation | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |
| Dreamport, Inc. | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |
| Estrela Instantânea Loteria Spe S.A | City of Barueri, State of São Paulo, at Calçada das Margaridas, No. 163, Room 02, Centro Comercial, Zip Code 06453-038 in Brazil | 50 | IGT Global Services Limited |
| Europrint Holdings Limited | 1st Floor, Building 3 Croxley Green Business Park, Hatters Lane, Watford, Hertfordshire, England WD18 8YG | 100 | IGT Global Solutions Corporation |
| GTECH (Gibraltar) Holdings Limited | 23 Portland House, Glacis Road, GX11 1AA, Gibraltar | 100 | IGT Global Services Limited |

Annual Report and Accounts 2024 Page | 152

*Financial Statements*

| Name of entity | Address of registered office | Ownership % | Shareholder |
|---|---|---|---|
| GTECH Asia Corporation | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |
| GTECH Brasil Ltda. | Rua Barao do Triunfo, 88 room 1211, Brooklin Paulista, 04602-000, Sao Paulo, Brazil | 100 | IGT Global Solutions Corporation (>99.99%); IGT Foreign Holdings Corporation (<0.01%) |
| GTECH German Holdings Corporation GmbH | Weseler Straß 253, Mûnster,48151, Germany | 100 | International Game Technology PLC |
| GTECH Management P.I. Corporation | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |
| GTECH Mexico S.A. de C.V. | Av. Constituyentes 635, Colonia 16 de Septiembre,Mexico City, 11810, Mexico | 100 | IGT Global Solutions Corporation (99.700258% - 100% of Class II); IGT Foreign Holdings Corporation (0.299736% - 99.998% of Common); IGT Latin America Corporation (0.000006% - .002% of Common) |
| GTECH Southern Africa (Pty) Ltd. | 24 Cade Street, South Crest, Alberton, Gauteng 1449, South Africa | 100 | IGT Global Solutions Corporation |
| GTECH Ukraine | 2/6 Novozabarska Street, # 209, Kyiv, Ukraine, 04074 | 100 | GTECH Asia Corporation (99%); GTECH Management P.I. Corporation (1%) |
| GTECH WaterPlace Park Company, LLC | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |
| Hydragraphix LLC | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |
| Hudson Alley Software, Inc. | 28 Liberty Street, New York, NY 10005 | 100 | IGT Global Solutions Corporation |
| Ignite Rotate LLC | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | International Game Technology PLC |
| I.G.T. - Argentina S.A. | Hipolito Alferez Bouchard 4191, Optima Park Tower, 5to piso - Munro, Argentina | 100 | International Game Technology (96.67%); International Game Technology S.R.L. (3.33%) |
| I.G.T. (Australia) Pty Limited | Level 5, 11 Talavera Road, Macquarie Park, NSW 2113 Australia | 100 | International Game Technology |
| IGT | 701 South Carson Street, Suite 200, Carson City, Nevada 89701, United States | 100 | International Game Technology |
| IGT (Alderney 1) Limited | Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands | 100 | IGT (Alderney) Limited |
| IGT (Alderney 2) Limited | Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands | 100 | IGT (Alderney) Limited |
| IGT (Alderney 4) Limited | Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands | 100 | IGT (Alderney) Limited |
| IGT (Alderney 5) Limited | Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands | 100 | IGT (Alderney) Limited |
| IGT (Alderney 7) Limited | Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands | 100 | IGT (Alderney) Limited |
| IGT (Alderney) Limited | Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands | 100 | IGT Interactive C.V. |
| IGT (Gibraltar) Limited | 57 - 63 Line Wall Road, Gibraltar | 100 | IGT Interactive C.V. |

Annual Report and Accounts 2024

Page | 153

*Financial Statements*

| Name of entity | Address of registered office | Ownership % | Shareholder |
|---|---|---|---|
| IGT (Gibraltar) Solutions Limited | 23 Portland House, Glacis Road, GX11 1AA, Gibraltar | 100 | GTECH (Gibraltar) Holdings Limited |
| IGT (UK1) Limited | 1 Exchange Quay, Salford, England M5 3EA | 100 | IGT Interactive, Inc. |
| IGT (UK2) Limited | 1 Exchange Quay, Salford, England M5 3EA | 100 | IGT – UK Group Limited |
| IGT (UK 3) Limited | 3rd Floor, 10 Finsbury Square, London, England EC2A 1AF. | 100 | International Game Technology PLC |
| IGT Asia - Macau, S.A. | Avenida Comercial de Macau, nos. 251A-301, AIA Tower, 21/F, Room 2101, Macau, China | 100 | International Game Technology (99.92%); IGT (0.04%); IGT International Holdings 1 LLC (0.04%) |
| IGT ASIA PTE. LTD. | 1 Changi North St 1, 02-01 and 02-03, 498789, Singapore | 100 | International Game Technology |
| IGT Asiatic Development Limited | Jayla Place, Wickhams Cay I, Road Town, Tortola, British Virgin Islands | 100 | International Game Technology |
| IGT Australasia Corporation | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |
| IGT Austria GmbH | Seering 13-14, 8141 Unterpremstatten, Austria | 100 | IGT Germany Gaming GmbH |
| IGT Canada D&B ULC | 600 - 1741 Lower Water Street, Halifax, Nova Scotia, Canada B3J 0J2 | 100 | International Game Technology PLC |
| IGT Canada Solutions ULC | 600 - 1741 Lower Water Street, Halifax, Nova Scotia, Canada B3J 0J2 | 100 | International Game Technology PLC |
| IGT Colombia Ltda. | Carrera 45, #108A-50, Piso 5, Bogata, Colombia | 99.99 | IGT Global Services Limited (99.998%); IGT Comunicaciones Colombia Ltda. (0.001%); Claudia Mendoza (0.001%) |
| IGT Colombia Solutions S.A.S. | Carrera 45, #108A-50, Piso 5, Bogata, Colombia | 100 | International Game Technology PLC |
| IGT Commercial Services, S de R L CV | Avenida Constituyentes 635, 16 de Septiembre, Mexico City, 11810, Mexico | 100 | IGT Global Solutions Corporation (99.9%); IGT Foreign Holdings Corporation (0.1%) |
| IGT Comunicaciones Colombia Ltda. | Carrera 45, #108A-50, Piso 5, Bogata, Colombia | 99.99 | IGT Foreign Holdings Corporation (>99.99%); Claudia Mendoza (<0.01%) (Nominee share) |
| IGT Czech Republic LLC | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 37 | IGT Global Solutions Corporation |
| IGT D&B d.o.o. Beograd | Bulevar Mihajla Pupina 6, Belgrade, Serbia 11000 | 100 | IGT Global Services Limited |
| IGT D&B Holdings Limited | 3rd Floor, 10 Finsbury Square, London, England EC2A 1AF | 100 | International Game Technology PLC |
| IGT D&B ISB Holdings Limited | 3rd Floor, 10 Finsbury Square, London, England EC2A 1AF | 100 | IGT D&B Holdings Limited |
| IGT Denmark Corporation | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |
| IGT do Brasil Gaming Ltda. | Rua Dr. Guilherme Bannitz, No. 126, room 81, CV 11060, Itaim Bibi, São Paulo 04532-060 Brazil | 100 | IGT |
| IGT do Brasil Ltda. | Rua Dr. Guilherme Bannitz, No. 126, room 81, CV 11060, Itaim Bibi, São Paulo 04532-060 Brazil | 100 | IGT International Treasury B.V. (99.99%); IGT International Treasury Holding LLC (0.01%) |

Annual Report and Accounts 2024 Page | 154

*Financial Statements*

| Name of entity | Address of registered office | Ownership % | Shareholder |
|---|---|---|---|
| IGT Dutch Interactive LLC | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Interactive Holdings 2 C.V. |
| IGT EMEA B.V. | Galwin 2, 1046 AW Amsterdam, Netherlands | 100 | IGT-Europe Gaming B.V. |
| IGT EMEA Gaming Korlátolt Felelősségű Társaság | Váci út 1-3. A. ép. 6. em., 1062 Budapest, Hungary | 100 | IGT Europe Gaming B.V. |
| IGT Europe Gaming B.V. | Galwin 2, 1046 AW Amsterdam, Netherlands | 100 | International Game Technology |
| IGT Empowerment Trust | 2 Brands Hatch Close, Corner Indianapolis St, Kyalami Business Park, Midrand 1685, South Africa | 100 | IGT International Treasury B.V. (74.9%); International Game Technology Africa (Pty) Ltd. (25.1%) |
| IGT Far East Pte Ltd | 8 Marina Boulevard, #05-02, Marina Bay Financial Centre, 018981, Singapore | 100 | IGT Global Services Limited |
| IGT Foreign Holdings Corporation | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |
| IGT France SARL | 19, Boulevard Malesherbes, 75008 Paris, France | 100 | IGT Foreign Holdings Corporation |
| IGT Games SAS | Carrera 45, #108A-50, Piso 5, Bogata, Colombia | 100 | IGT Global Services Limited (80%); IGT Comunicaciones Colombia Ltda. (10%); IGT Foreign Holdings Corporation (10%) |
| IGT Games and Participations S.r.l. | Viale del Campo Boario, 56/d Roma, Italy | 100 | International Game Technology PLC |
| IGT Georgia Gaming LLC | 71 Vazha Pshavela Ave., Office 5, Tbilisi, Georgia | 100 | IGT Europe Gaming B.V. |
| IGT Germany Gaming GmbH | Weseler Straß 253, Mûnster,48151, Germany | 100 | GTECH German Holdings Corporation GmbH |
| IGT Germany GmbH | Weseler Straß 253, Mûnster,48151, Germany | 100 | IGT Global Services Limited |
| IGT Global Services Limited | Grigori Afxentiou, 27, 6021, Larnaca, Cyprus | 100 | IGT Global Solutions Corporation |
| IGT Global Solutions Corporation | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Lottery S.p.A. |
| IGT Hong Kong Limited | Room 819-820, 8/F China Insurance Group Bldg, 141 Des Voeux, Hong Kong | 100 | IGT Asiatic Development Limited |
| IGT India Gaming Private Limited | 3rd Floor, B Block, iLabs Centre, Plot No 18, Sy No 64(p), Madhapur, Hyderabad, Telangana, India 500081 | 100 | IGT (99.99%); International Game Technology (.01%) |
| IGT India Private Limited | 3rd Floor, B Block, iLabs Centre, Plot No 18, Sy No 64(p), Madhapur, Hyderabad, Telangana, India 500081 | 100 | IGT Global Services Limited (99.99%); IGT Far East Pte Ltd. (0.01%) |
| IGT Indiana, LLC | 334 North Senate Avenue, Indianapolis, IN 46204 | 100 | IGT Global Solutions Corporation |
| IGT Interactive C.V. | Galwin 2, 1046 AW Amsterdam, Netherlands | 100 | IGT (35.8274668%); IGT Interactive Holdings 2 C.V. (32.5220680%); International Game Technology (31.6504432%); IGT Dutch Interactive LLC (0.0000220%) |

Annual Report and Accounts 2024 Page | 155

*Financial Statements*

| Name of entity | Address of registered office | Ownership % | Shareholder |
|---|---|---|---|
| IGT Interactive Holdings 2 C.V. | Galwin 2, 1046 AW, Amsterdam, Netherlands | 100 | IGT Interactive, Inc. (13.831555%); International Game Technology (86.168444%); IGT International Holdings 1 LLC (0.000001%) |
| IGT Interactive, Inc. | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | International Game Technology |
| IGT International Holdings 1 LLC | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | International Game Technology |
| IGT International Treasury B.V. | Galwin 2, 1046 AW, Amsterdam, Netherlands | 100 | International Game Technology |
| IGT International Treasury Holding LLC | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT International Treasury B.V. |
| IGT Ireland Operations Limited | Riverside One, Sir John Rogerson's Quay, Dublin 2, Ireland | 100 | IGT Global Services Limited |
| IGT Italia Gaming Machines Solutions S.r.l. | Viale del Campo Boario, 56/d Roma, Italy | 100 | IGT Europe Gaming B.V. |
| IGT Juegos S.A.S. | Carrera 45, #108A-50, Piso 5, Bogata, Colombia | 100 | IGT Peru Solutions S.A. (60%); IGT Games S.A.S. (40%) |
| IGT Korea Yuhan Chaekim Hoesa a/k/a IGT Korea LLC | 16th, 17th Fl, Teheran-ro 134, Gangnam-gu, Seoul, Korea | 100 | IGT Global Services Limited |
| IGT Latin America Corporation | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 80 | IGT Global Solutions Corporation (80%); Computers and Controls (Holdings) Limited (20%) |
| IGT Lottery Holdings B.V. | Strawinskylaan 4117, Amsterdam, 1007 ZX, Netherlands | 100 | International Game Technology PLC |
| IGT Lottery S.p.A. | Viale del Campo Boario, 56/d Roma, Italy | 100 | IGT Lottery Holdings B.V. |
| IGT Malta Casino Holdings Limited | 35, Triq Id- Dejqa, Valletta, VLT 1434 Malta | 99.99 | IGT Sweden Interactive AB |
| IGT Malta Casino Limited | 35, Triq Id- Dejqa, Valletta, VLT 1434 Malta | 99.99 | IGT Malta Casino Holdings Limited |
| IGT Malta Interactive Limited | 35, Triq Id- Dejqa, Valletta, VLT 1434 Malta | 99.99 | IGT Malta Casino Holdings Limited |
| IGT Mexico Lottery S. de R.L. de C.V. | Av. Constituyentes 635, 16 de Septiembre, Mexico City, Mexico 11810 | 100 | IGT Global Solutions Corporation (99.9%); IGT Foreign Holdings Corporation Holdings Corporation (0.1%) |
| IGT Monaco S.A.M. | 7, Rue Du Gabian, Le Gildo Pastor-Bloc C-8 ETG-N° 22, 98000, Monaco | 96 | IGT Austria GmbH (96%); Katarzyna Szorc (1%); Frederik Andreacchio (1%) |
| IGT Peru Solutions S.A. | Av. El Derby Nro.254, Oficina 606 - Surco, Lima – Peru | 100 | IGT Germany Gaming GmbH (99.999971%); GTECH German Holdings Corporation GmbH (0.000029%) |
| IGT Poland Sp. z.o.o. | AL. JEROZOLIMSKIE, nr 92, 00-807, Warsaw, Poland | 100 | IGT Global Solutions Corporation |
| IGT Poland Gaming Machine Solutions sp. z.o.o | AL. JEROZOLIMSKIE, nr 92, 00-807, Warsaw, Poland | 100 | IGT |
| IGT Second Chance Company LLC | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |

Annual Report and Accounts 2024

Page | 156

Financial Statements

| Name of entity | Address of registered office | Ownership % | Shareholder |
|---|---|---|---|
| IGT Slovakia Corporation | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |
| IGT SME, S. de. R.L. de C.V. | Av. Constituyentes No. 635, Col. 16 de Septiembre, Mexico City, Mexico 11810 | 100 | IGT Global Solutions Corporation (99%); IGT Foreign Holdings Corporation (1%) |
| IGT SOLUTIONS CHILE SpA | Avenida El Rosal N 5.108 Santiago, Chile 8580000 | 100 | International Game Technology PLC |
| IGT South Africa (Pty) Ltd. | 24 Cade Street, South Crest, Alberton, Gauteng 1449 South Africa | 100 | IGT Global Services Limited |
| IGT Spain Lottery, S.LU. | Parque de Negocios Mas Blau, Selva 2, Edificio XiBCN, Bloque A Planta 3, El Prat de Llobregat BCN 08820, Spain | 100 | IGT Global Services Limited |
| IGT Spain Operations, S.A. | Edificio Avant, Parque de Negocios Mas Blau, Calle Selva 12, planta 1a, Modulo A2, El Prat de Llobregat, 08820, Barcelona, Spain | 100 | IGT Spain Lottery S.L.U. |
| IGT SWEDEN AB | Sveavagen 166, 17 tr, 113 46 Stockholm, Sweden | 100 | IGT Global Services Limited |
| IGT Sweden Interactive AB | Honnorsgatan 2, Vaxjo 35053, Sweden | 100 | IGT Europe Gaming B.V. |
| IGT Technology Development (Beijing) Co. Ltd. | 11F, Viva Plaza, No. 29 Suzhou Street, Haidian District, Beijing 100080, P.R. China | 100 | IGT Hong Kong Limited |
| IGT Turkey Teknik Hizmetler Ve Musavirlik Anonim | Nasuh Akar Mahallesi. Turkocagi cad. 1400. sok. No: 34/2, Balgat, Ankara, Turkey | 100 | IGT Global Solutions Corporation |
| IGT U.K. Limited | 1st Floor Building, 3 Croxley Green Business Park, Hatters Lane, Watford, WD18 8YG, United Kingdom | 100 | IGT Global Solutions Corporation |
| IGT UK Interactive Holdings Limited | 3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom | 100 | International Game Technology PLC |
| IGT UK Interactive Limited | 3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom | 100 | IGT UK Interactive Holdings Limited |
| IGT US D&B (G) LLC | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT |
| IGT US D&B (L) LLC | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |
| IGT US D&B Holdings LLC | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT D&B Holdings Limited |
| IGT VIA DOMINICAN REPUBLIC | Calle 1ra #1, Reparto Montero, Santiago de los Caballeros, Dominican Republic 51081 | 100 | IGT Global Services Limited (99.9666%); IGT Ireland Operations Limited (0.0333%) |
| IGT Worldwide Services Corporation | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |
| IGT-Canada Inc. | 600-1134 Grande Allee O, bureau 600, Quebec (Quebec) G1S1E5, Canada | 100 | International Game Technology |

Annual Report and Accounts 2024 Page | 157

*Financial Statements*

| Name of entity | Address of registered office | Ownership % | Shareholder |
|---|---|---|---|
| IGT-China, Inc. | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | International Game Technology |
| IGT-Íslandi ehf. (IGT-Iceland plc) | Sigtuni 3800, Selfoss, Iceland | 100 | International Game Technology |
| IGT-Latvia SIA | Krisjana Valdemara Street 33-19. Riga, Latvia | 100 | International Game Technology |
| IGT-Mexicana de Juegos, S. de R.L. de C.V. | Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560, Mexico | 100 | IGT (99.99%); International Game Technology (0.01%) |
| IGT-UK Gaming Limited | 1 Exchange Quay, Salford, England M5 3EA | 100 | IGT – UK Group Limited |
| IGT-UK Group Limited | 1 Exchange Quay, Salford, England M5 3EA | 100 | International Game Technology |
| International Game Technology | 701 South Carson Strret, Suite 200, Carson City, Nevada 89701 | 100 | International Game Technology PLC |
| International Game Technology (NZ) Limited | Birchwood Park, Unit 4, 483 Hutt Road, Lower Hutt, New Zeland | 100 | I.G.T. (Australia) Pty Limited |
| International Game Technology España, S.L. | Pza de Pablo Ruiz Picasso 1, Torre Picasso, 5, 28020 Madrid | 100 | IGT Europe Gaming B.V. |
| International Game Technology S.R.L. | Av. Pardo y Aliaga No. 695, Oficina 11, distrito de San Isidro, provincia y departamento de Lima | 100 | IGT (99.991%); IGT International Holdings 1 LLC (0.009%) |
| International Game Technology Services Limited | 27 Grigori, 6021, Larnaca, Cyprus | 100 | International Game Technology PLC |
| International Game Technology-Africa (Pty) Ltd. | 2 Brands Hatch Close, Corner Indianapolis St, Kyalami Business Park, Midrand 1685, South Africa | 100 | IGT International Treasury B.V. (74.9%); IGT Empowerment Trust (25.1%) |
| International Gaming Technology Brasil Servicos de Dados Ltda | Calcada Das Margaridas, 163, Sala 02, Barueri, Sao Paulo, 06453-038, Brazil | 100 | IGT Global Solutions Corporation |
| ISB Albion Limited | Ewropa Business Centre, Level 3-701, Dun Karm Street, Birkirkara, Malta BKR 9034 | 100 | IGT D&B ISB Holdings Limited |
| ISB Czech S.r.o. | Pujmanové 1753/10a, Nusle, Prague 4, Czech Republic 140 00 | 100 | IGT D&B ISB Holdings LImited |
| ISB Ena Limited | Grigori Afxentiou, 27, 6021, Larnaca, Cyprus | 100 | IGT D&B ISB Holdings LImited |
| ISB Magma Limited | Ewropa Business Centre, Level 3-701, Dun Karm Street, Birkirkara, Malta BKR 9034 | 100 | IGT D&B ISB Holdings Limited |
| ISB ROM SRL | 2E Consiliul Europei Square, United Business Center 3, 3rd floor, space U3.E3.01, Timișoara, Romania | 100 | IGT D&B ISB Holdings Limited |
| LB Produtos Lotéricos E Licenciamentos Ltda. | Calcada das Margaridas No. 163 Sala 02, CV 1237 Centro Comercial de Alphaville, Barueri Sao Paulo Brazil 06453-038 | 100 | LB Participacões E Loterias Ltda. |
| Leeward Islands Lottery Holding Company, Inc. | C18, The Sands Complex, Bay Road, Basseterre, St. Christopher, St. Kitts | 100 | IGT Global Services Limited |
| Lotterie Nazionali S.r.l. | Viale del Campo Boario, 56/d Roma, Italy | 64 | IGT Lottery S.p.A. |

Annual Report and Accounts 2024 Page | 158

*Financial Statements*

| Name of entity | Address of registered office | Ownership % | Shareholder |
|---|---|---|---|
| Lottery Equipment Company | c/o Shèvchenko, Didkovskiy and Parnters LLC, 2-A Kostyantynivska Street, 5th Floor, Kyiv, Ukraine | 100 | GTECH Asia Corporation (99.994%); GTECH Management P.I. Corporation (0.006%) |
| LOTTOITALIA S.r.l. | Viale del Campo Boario, 56/d Roma, Italy | 61.50 | IGT Lottery S.p.A. |
| Mineira da Sorte Loteria SPE LTDA | Rua Dr. Guilherme Bannitz, No. 126, room 81, Itaim Bibi, São Paulo 04532-060 | 50 | IGT Global Solutions Corporation (49%); International Gaming Technology Brasil Serviços de Dados Ltda. (1%) |
| MyLotteries S.r.l. | Viale del Campo Boario, 56/d Roma, Italy | 100 | IGT Lottery S.p.A. |
| Northstar New Jersey Holding Company, LLC | 820 Bear Tavern Road, West Trenton, NJ 08628, United States | 71.12 | IGT Global Solutions Corporation |
| Northstar New Jersey Lottery Group, LLC | 820 Bear Tavern Road, West Trenton, NJ 08628, United States | 76.64 | Northstar New Jersey Holding Company, LLC |
| Northstar SupplyCo New Jersey, LLC | 820 Bear Tavern Road, West Trenton, NJ 08628, United States | 70 | IGT Global Solutions Corporation |
| Online Transaction Technologies S.à.r.l. à Associé Unique | Twin Center West, Angle Bd Zerktouni et Al Massira El Khadra, Casablanca, Morocco | 100 | IGT Foreign Holdings Corporation |
| Orbita Sp. z o.o. | Aleje Jerozolimskie 92, 00-807 Warsaw, Poland | 100 | IGT Global Solutions Corporation |
| Oy IGT Finland AB | Turuntie 42, Espoo, Finland 02650 | 100 | IGT Global Solutions Corporation |
| Oz Interactive Limited | 10 Finsbury Square, 3rd Floor, London, England EC2A 1AF | 100 | IGT D&B ISB Holdings Limited |
| PCC Giochi e Servizi S.p.A. | Viale del Campo Boario, 56/d Roma, Italy | 100 | IGT Lottery S.p.A. |
| Powerhouse Technologies, Inc. | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | International Game Technology |
| Probability (Gibraltar) Limited | Suite 23, Portland House Glacis Road, GX11 1AA, Gibraltar | 100 | IGT UK Interactive Limited |
| Prodigal Lottery Services, N.V. | 63A Walter J.A. Nisbeth Road, Pondfill Philipsburg, St. Maarten | 100 | Leeward Islands Lottery Holding Company, Inc. |
| Retail Display and Service Handlers, LLC | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |
| Rhode Island VLT Company LLC | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 60 | IGT Global Solutions Corporation |
| Ringmaster S.r.l. | Corso Francia, 110 - Torino, Italy | 50 | IGT Lottery S.p.A.. |
| SB Industria E Comercio Ltda. | Rua Rio Pauini 30, A, Quadra F, conjunto Manauense, Bairro Nossa Senhora das Graças, CEP 69053-001, Cidade de Manaus, Estado do Amazonas | 100 | IGT Global Solutions Corporation (>99.99%); IGT Foreign Holdings Corporation (<0.01%) |
| SED Multitel S.r.l. | Viale del Campo Boario, 56/d Roma, Italy | 100 | IGT Lottery S.p.A. |
| Servicios Corporativos y de Administracion, S. de R.L. de C.V. | Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560, Mexico | 100 | International Game Technology (99.97%); IGT (0.03%) |
| St. Kitts and Nevis Lottery Company, Ltd. | C17, The Sands Complex, Bay Road, Basseterre, St. Kitts | 100 | Leeward Islands Lottery Holding Company, Inc. |
| Technology Risk Management Services, Inc. | Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States | 100 | IGT Global Solutions Corporation |

Annual Report and Accounts 2024 Page | 159

Financial Statements

| Name of entity | Address of registered office | Ownership % | Shareholder |
| --- | --- | --- | --- |
| Telling IGT Information Technology (Shenzhen) Co., Ltd. | 503D, Tian An Chuangxin Keji Square (Phase II) East Block, the Interchange of Binhe Road and Xiangmihu Road, Shatou Street, Futian District, Shenzhen, China | 49 | IGT Global Services Limited |
| VIA TECH Servicios SpA | Isadora Goyenechea, 3447 Piso 19, 2215-21, Las Condes, Santiago, Chile | 100 | IGT Global Services Limited |
| VLC, Inc. | 6355 South Buffalo Drive, Las Vegas, Nevada, 89113, United States | 100 | Powerhouse Technologies, Inc. |
| Your Sales S.r.L. | Viale del Campo Boario, 56/d Roma, Italy | 100 | IGT Lottery S.p.A. |
| ZEST GAMING MEXICO, S.A. DE C.V. | Campos Eliseos169, Col. Polanco, Mexico City, 11560, Mexico | 100 | International Game Technology PLC (99%); IGT Spain Lottery S.L.U. (1%) |

Annual Report and Accounts 2024

Page | 160

FINANCIAL STATEMENTS INTERNATIONAL GAME TECHNOLOGY PLC INDEX TO PARENT COMPANY FINANCIAL STATEMENTS Parent Balance Sheet at December 31, 2024 and 2023........................................................................................... 162 Parent Statement of Shareholders' Equity for the years ended December 31, 2024 and 2023.......................... 163 Notes to the Parent Financial Statements.................................................................................................................... 164 Financial Statements Annual Report and Accounts 2024 Page | 161

International Game Technology PLC Parent Balance Sheet ($ in millions) December 31, Notes 2024 2023 Assets Current assets: Cash and cash equivalents 3 7 Intercompany loans receivable 3 60 Intercompany receivables 53 11 Other current assets 7 1 Total current assets 66 79 Property, plant and equipment, net — 1 Right-of-use assets 6 1 2 Investments in subsidiaries 3 7,820 8,594 Intercompany loans receivable 2,292 3,766 Other non-current assets 10 14 Total non-current assets 10,123 12,377 Total assets 10,189 12,456 Liabilities and shareholders' equity Current liabilities: Accounts payable 12 10 Current portion of long-term debt 4 104 — Derivative liabilities 47 — Intercompany loans payable 71 86 Intercompany payables 204 115 Other current liabilities 15 18 Total current liabilities 453 229 Long-term debt 4 3,987 4,697 Lease liabilities 6 — 1 Intercompany loans payable 254 586 Total non-current liabilities 4,241 5,284 Total liabilities 4,694 5,514 Shareholders' equity Share capital 21 21 Share premium 21 21 Retained earnings 4,889 3,497 Revaluation reserves 3 422 3,261 Other reserves 143 143 Total shareholders' equity 5,495 6,943 Total liabilities and shareholders' equity 10,189 12,456 Net income (loss) was $1.5 billion and $(40) million for the years ended December 31, 2024 and 2023, respectively. As permitted by section 408 of the CA 2006, no statement of comprehensive income for International Game Technology PLC is shown. The Parent financial statements were approved by the Board of Directors on March 6, 2025 and signed on its behalf on March 12, 2025 by: Vincent Sadusky Chief Executive Officer Company registration number: 09127533 The accompanying notes are an integral part of these Parent financial statements. Financial Statements Annual Report and Accounts 2024 Page | 162

Financial Statements

**International Game Technology PLC**
**Parent Statement of Shareholders' Equity**
**($ in millions)**

| | Notes | Share Capital | Share Premium | Retained Earnings | Revaluation Reserves | Other Reserves | Total Equity |
|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2022** | | 21 | 21 | 3,672 | 3,033 | 142 | 6,888 |
| Net loss | | — | — | (40) | — | — | (40) |
| Other comprehensive income | | — | — | — | — | 1 | 1 |
| Total comprehensive (loss) income | | — | — | (40) | — | 1 | (40) |
| Non-cash investment in subsidiaries | | — | — | 34 | — | — | 34 |
| Stock-based compensation | | — | — | 8 | — | — | 8 |
| Shares issued under stock award plans | | — | — | (15) | — | — | (15) |
| Shares issued upon exercise of stock options | | — | — | — | — | — | — |
| Dividends paid | | — | — | (160) | — | — | (160) |
| Repurchases of ordinary shares | | — | — | — | — | — | — |
| Investment in subs - capitalized | | — | — | — | 4,000 | — | 4,000 |
| Investment in subs - unrealized gain | 3 | — | — | — | (4,425) | — | (4,425) |
| Investment in subs - unrealized loss | 3 | — | — | — | 653 | — | 653 |
| Other | | — | — | — | — | — | — |
| **Balance at December 31, 2023** | | 21 | 21 | 3,497 | 3,261 | 143 | 6,943 |
| Net income | | — | — | 1,525 | — | — | 1,525 |
| Other comprehensive loss | | — | — | — | — | — | — |
| Total comprehensive income (loss) | | — | — | 1,525 | — | — | 1,525 |
| Non-cash investment in subsidiaries | | — | — | 38 | — | — | 38 |
| Stock-based compensation | | — | — | 7 | — | — | 7 |
| Shares issued under stock award plans | | — | — | (17) | — | — | (17) |
| Shares issued upon exercise of stock options | | — | — | — | — | — | — |
| Dividends paid | | — | — | (161) | — | — | (161) |
| Repurchases of ordinary shares | | — | — | — | — | — | — |
| Investment in subs - unrealized gain | 3 | — | — | — | 329 | — | 329 |
| Investment in subs - unrealized loss | 3 | — | — | — | (3,167) | — | (3,167) |
| Other | | — | — | — | — | — | — |
| **Balance at December 31, 2024** | | 21 | 21 | 4,889 | 423 | 143 | 5,495 |

For further information related to shareholders' equity, refer to Note 21 – *Shareholders' Equity*, in the notes to the consolidated financial statements included herein.

The accompanying notes are an integral part of these Parent financial statements.

Distributable reserves are determined as required by the CA 2006 by reference to a company's individual financial statements. As at December 31, 2024, the Company had accumulated distributable reserves of $5.0 billion.

Annual Report and Accounts 2024 Page | 163

International Game Technology PLC Notes to the Parent Financial Statements 1. Description of Business The principal activities of International Game Technology PLC (the "Parent") are to make investments and provide loans to its consolidated subsidiaries. All references to the "Company" refer to the business and operations of the Parent and its consolidated subsidiaries. 2. Summary of Material Accounting Policy Information Basis of Preparation The accompanying financial statements and notes of the Parent have been prepared on a going concern basis and in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ ("FRS 101") and the CA 2006 applicable to companies reporting under FRS 101. The Parent financial statements have been prepared on a historical costs basis, unless otherwise stated. The Parent financial statements are stated in millions of U.S. dollars unless otherwise indicated and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. In preparing these financial statements, we apply the recognition, measurement, and disclosure requirements of Adopted IFRSs, but make amendments where necessary in order to comply with the CA 2006 and have set out below where we take advantage of FRS 101 disclosure exemptions. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, unless otherwise stated. The following exemptions from the requirements of IFRS available under FRS 101 have been applied: • The following paragraphs of IAS 1, Presentation of Financial Statements: ▪ 10(d) (statement of cash flows); ▪ 16 (statement of compliance with all IFRS); ▪ 38 (comparative information requirements in respect of Paragraph 79(a)(iv) of IAS 1) ▪ 38A (requirement for minimum of two primary statements, including cash flow statements); ▪ 38B-D (additional comparative information); ▪ 111 (cash flow statement information); and ▪ 134-136 (capital management disclosures). • The requirements of paragraphs 1 to 44E and 45 to 63 of IAS 7, Statement of Cash Flows • Paragraphs 30 and 31 of IAS 8, Accounting policies, changes in accounting estimates and errors (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective); • IFRS 7, Financial Instruments: Disclosures; • Paragraphs 91 to 99 of IFRS 13, Fair Value Measurement (disclosure of valuation techniques and inputs used for fair value measurement of assets and liabilities); • The requirement of paragraph 33(c) of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations; • The requirements of IAS 24, Related Party Disclosures, to disclose related party transactions entered into between two or more members of a group; • Paragraph 17 of IAS 24, Related Party Disclosures (key management compensation); and • Paragraphs 45(b) and 46 to 52 of IFRS 2, Share-Based Payment (details of the number and weighted- average exercise prices of stock options and stock awards, and how the fair value of stock options and stock awards was determined). Summary of Material Accounting Policy Information The accounting policies used in the preparation of the Parent financial statements are the same as those used in the preparation of the consolidated financial statements, in accordance with the CA 2006. Refer to Note 2 – Summary of Material Accounting Policy Information, in the notes to the consolidated financial statements included herein. In addition to those accounting policies, the following accounting policy for investments in subsidiaries also applies to the Parent financial statements: Investments in subsidiaries are held at fair value with fair value movements recognised in reserves in accordance with IFRS 9. Financial Statements Annual Report and Accounts 2024 Page | 164

3. Investments in Subsidiaries Country of Incorporation December 31, ($ in millions) 2024 2023 International Game Technology United States 3,160 790 IGT Lottery Holdings B.V. Netherlands 3,950 6,990 IGT Canada Solutions Canada 600 685 Other 110 129 7,820 8,594 The Parent engaged external, independent, and qualified valuers to determine the fair value of the Parent’s investment in subsidiaries. The net purchase price for the sale of IGT Gaming was used to determine the fair value of the Parent’s investment in International Game Technology, IGT Canada Solutions, and Other investments as of December 31, 2024, as these subsidiaries comprise substantially all of the activity of the IGT Gaming disposal group. Changes in the fair value of the subsidiaries between December 31, 2023 and December 31, 2024 were primarily due to external market conditions, settlement of intercompany agreements between the Parent and its subsidiaries, new intercompany agreements between the Parent and its subsidiaries, and changes to intercompany agreements between the subsidiaries. The main level 3 inputs used by the Parent in the discounted cash flow analysis include forecasted revenue, forecasted EBITDA, long-term growth rates, and weighted-average cost of capital. The key assumptions to which the calculation of fair value are most sensitive include the investment’s forecasted EBITDA, long-term growth rate, and weighted average cost of capital. The sensitivities analysis below relates specifically to the fair value of the Parent’s investment in IGT Lottery Holdings B.V., which comprises substantially all of the activity of the single cash-generating unit of the Parent following the sale of IGT Gaming. The sensitivity analysis is based on reasonably possible changes to the respective assumptions. The methodology used in arriving at the incremental changes shown is consistent with that used for the valuations as of December 31, 2024. ($ in millions) Increase (decrease) in asset valuation IGT Lottery Holdings BV Weighted average cost of capital decrease of 100 bps 980 increase of 100 bps (780) Long-term growth rate decrease of 100 bps (370) increase of 100 bps 470 For a complete list of the Parent's subsidiaries, refer to Note 29 – The Parent's Directly and Indirectly Owned Subsidiaries, in the notes to the consolidated financial statements included herein. At the Parent’s 2023 AGM, the shareholders approved resolutions for the capitalisation of up to $4.0 billion of the aggregate amount standing to the credit of the revaluation reserve based on an April 30, 2023 valuation, conditional on the revaluation reserve being created, that could increase the distributable reserves balance. The Parent then applied to the Companies Court to allow the revaluation reserve balance, created following the changes made to the accounting policy applicable to the measurement of investments in subsidiaries, to increase the distributable reserves balance. The Companies Court approval allowed the capitalisation of $4.0 billion of revaluation reserves, thereby increasing the distributable reserves balance by $4.0 billion as of December 31, 2023. Financial Statements Annual Report and Accounts 2024 Page | 165

Financial Statements

## 4. Debt

The principal balance of each debt obligation reconciles to the balance sheet is as follows:

| | December 31, 2024 | | | | December 31, 2023 | | | |
|---|---|---|---|---|---|---|---|---|
| ($ in millions) | Principal | Debt issuance cost, net | Other | Total | Principal | Debt issuance cost, net | Other | Total |
| 6.500% Senior Secured U.S. Dollar Notes due February 2025 | — | — | — | — | 500 | (1) | — | 499 |
| 4.125% Senior Secured U.S. Dollar Notes due April 2026 | 750 | (2) | — | 748 | 750 | (3) | — | 747 |
| 3.500% Senior Secured Euro Notes due June 2026 | 779 | (2) | — | 777 | 829 | (3) | — | 826 |
| 6.250% Senior Secured U.S. Dollar Notes due January 2027 | 750 | (2) | — | 748 | 750 | (3) | — | 747 |
| 2.375% Senior Secured Euro Notes due April 2028 | 519 | (2) | — | 517 | 553 | (3) | — | 550 |
| 5.250% Senior Secured U.S. Dollar Notes due January 2029 | 750 | (4) | — | 746 | 750 | (5) | — | 745 |
| **Senior Secured Notes, long-term** | 3,549 | (12) | — | 3,537 | 4,131 | (18) | — | 4,113 |
| Euro Term Loan Facility due January 2027 | 312 | — | (5) | 307 | 442 | (1) | (6) | 435 |
| Revolving Credit Facilities due July 2027 | 145 | (2) | 1 | 143 | 151 | (3) | 1 | 149 |
| **Long-term debt, less current portion** | 4,005 | (14) | (4) | 3,987 | 4,724 | (22) | (5) | 4,697 |
| Euro Term Loan Facility due January 2027 | 104 | — | — | 104 | — | — | — | — |
| **Current portion of long-term debt** | 104 | — | — | 104 | — | — | — | — |
| **Total Debt** | 4,109 | (14) | (4) | 4,091 | 4,724 | (22) | (5) | 4,697 |

At December 31, 2024 and 2023, $2 million and $3 million of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings, were recorded as other non-current assets in the Parent Balance Sheet.

Principal payments for each debt obligation, excluding short-term borrowings, for the next five years and thereafter are as follows (in millions):

| Year | U.S. Dollar Denominated | Euro Denominated | Total |
|---|---|---|---|
| 2025 | — | 104 | 104 |
| 2026 | 750 | 883 | 1,633 |
| 2027 | 895 | 208 | 1,103 |
| 2028 | — | 519 | 519 |
| 2029 | 750 | — | 750 |
| 2030 and thereafter | — | — | — |
| Total principal payments | 2,395 | 1,714 | 4,109 |

For further information related to debt, refer to Note 16 – *Debt*, in the notes to the consolidated financial statements included herein.

## 5. Income Taxes

The provision for income taxes consists of:

| | For the year ended December 31, | |
|---|---|---|
| ($ in millions) | 2024 | 2023 |
| **Current:** | | |
| Withholding tax | 2 | 5 |
| Current tax on income for the year | — | 2 |
| | 2 | 7 |

Income taxes paid were $2.2 million and nil in 2024 and 2023, respectively. There were no deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023.

Annual Report and Accounts 2024 Page | 166

The Parent is a tax resident in the United Kingdom ("U.K."). A reconciliation of the provision for income taxes, with the amount computed by applying the U.K. statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods is as follows: For the year ended December 31, ($ in millions) 2024 2023 Income (loss) before provision for income taxes 1,527 (33) U.K. statutory tax rate 25.0% 23.5 % Statutory tax expense (benefit) 382 (8) Non-deductible debt & acquisition costs 5 8 Change in unrecognized deferred tax asset 17 42 Foreign withholding taxes 2 5 Unrealized foreign exchange (gain) loss (8) 7 Non-taxable dividend income (397) (49) Other 2 2 2 7 Effective tax rate 0.1% (21.2) % The Parent's effective income tax rate was 0.1% in 2024 compared to (21.2)% in 2023. The principal drivers of the tax rate reduction are non-taxable foreign exchange gains and a decrease in the deferred tax valuation allowance attributable to tax losses in 2024 versus 2023. Changes to the U.K. corporate tax rates were substantively enacted as part of Finance Bill 2015 (on October 26, 2015) and Finance Bill 2016 (on September 7, 2016). These changes, which include reductions to the main tax rate to 17% on April 1, 2020, have been superseded by the Finance Bill 2021 resulting in an increase of the U.K. corporate tax rate to 25% in 2024. Net Operating Losses At December 31, 2024 and 2023, the Parent had gross tax loss carryforwards of $692 million and $703 million, respectively, that relate to the U.K. No deferred tax assets were recorded for these tax loss carryforwards as realization is not probable. These tax loss carryforwards may be carried forward indefinitely notwithstanding that they offset only 50% of taxable income (above a £5.0 million full allowance threshold) in a given year. 6. Leases During 2024 and 2023, the Parent had a lease for its registered office in London that is effective from January 14, 2016 to January 13, 2026. The classification of our leases in the balance sheet are as follows: December 31, ($ in millions) Balance Sheet Classification 2024 2023 Assets ROU asset, net (1) Right-of-use assets 1 2 Total lease assets 1 2 Liabilities Lease liability, current Other current liabilities 1 1 Lease liability, non-current Lease liabilities — 1 Total lease liabilities 1 3 (1) ROU assets are recorded net of accumulated amortization of $6 million and $5 million at December 31, 2024 and December 31, 2023, respectively. Financial Statements Annual Report and Accounts 2024 Page | 167

Maturities of lease liabilities at December 31, 2024 are as follows ($ in millions): Year Total 2025 1 2026 — 2027 — 2028 — 2029 — Thereafter — Total lease payments 1 Less: Imputed interest — Present value of lease liabilities 1 7. Stock-Based Compensation Stock-based incentive awards were provided to directors and employees under the terms of our 2015 and 2021 Equity Incentive Plans (collectively, the “Plans”) as administered by the Board. Awards available under the Plans principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plans is 20 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. We utilize authorized and unissued shares to satisfy all shares issued under the Plans. Stock Options Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options were granted under the Plans at an exercise price not less than the fair market value of a share on the date of grant. No stock options were granted in 2024 or 2023. Stock Awards Stock awards were principally made in the form of performance share units (“PSUs”) and restricted share units (“RSUs”). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets, which may include Adjusted EBITDA, Adjusted Free Cash Flow and Total Shareholder Return (“TSR”) relative to the Russell Mid Cap Market Index. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period (i.e. four years to vest both tranches). Dividend equivalents are not paid under the Plans. The fair value of each PSU is determined on the grant date or modification date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets. RSUs are stock awards granted that entitle the holder to shares of common stock as the award vests. Dividend equivalents are not paid under the Plans. 8. Employee Information Employee Benefit Expense For the year ended December 31, ($ in millions) 2024 2023 Stock-based compensation 7 8 Social security and other benefits 1 2 Wages and salaries 1 1 Incentive compensation — 1 10 12 The Parent had 3 and 4 people employed in corporate support roles as of December 31, 2024 and 2023, respectively. Financial Statements Annual Report and Accounts 2024 Page | 168

9. Auditors' Remuneration Aggregate fees for audit services rendered by PricewaterhouseCoopers LLP, which consist of professional services performed in connection with the Parent's annual financial statements, were $329 thousand and $360 thousand for the years ended December 31, 2024 and 2023, respectively. Financial Statements Annual Report and Accounts 2024 Page | 169

Investor Information Listing The ordinary shares of International Game Technology PLC are listed on the New York Stock Exchange under ticker symbol IGT. News releases Additional company information including news releases, earnings announcements, and information on corporate governance are available at www.IGT.com. Investor contact Investor Relations Department International Game Technology 10 Memorial Boulevard Providence, RI 02903 Phone: +1 (401) 392-7077 E-mail: investor.relations@igt.com Share transfer agent and Registrar Computershare Shareholder Services Regular Mail: Computershare PO Box 43078 Providence, RI 02940-3078 Overnight Mail Delivery: Computershare 150 Royall Street, Suite 101 Canton, MA 02021 www-us.computershare.com/investor FORWARD-LOOKING STATEMENTS This document includes forward-looking statements concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, strategies, transactions, dividends, results of operations, and/or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “outlook,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) changing economic conditions in the global markets where the Company operates, including economic slowdowns, rising interest rates, inflationary and other economic factors that pressure customer spending, changes in customer demand for products and services and a slowdown in customer payments; unanticipated changes relating to competitive factors in the industries in which the Company operates; changes in legislation, governmental regulations, or the enforcement thereof that could affect the Company; the resolution of pending and potential future legal, regulatory, or tax proceedings and investigations; and the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. Nothing in this document is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of the Parent for the current or any future financial years will necessarily match or exceed the historical published earnings per share of the Parent, as applicable. All forward-looking statements contained in this document are qualified in their entirety by this cautionary statement. Additional Information Annual Report and Accounts 2024 Page | 170